09010269

A C S

AFFILIATED COMPUTER SERVICES, INC.

2828 North Haskell Avenue
Dallas, Texas 75204

2008 Annual Meeting Book

Meeting Date — May 28, 2009

Letter from Darwin Deason, Founder and Chairman of the Board

Notice of Annual Meeting and Proxy Statement

Annual Report on Form 10-K

Amendment No. 1 to Annual Report on Form 10-K

Corporate Information

SEC
Mail Processing
Section
APR 10 2009
Washington, DC
122

A C S

AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204

April 14, 2009

Dear Stockholder:

It is my pleasure to invite you to the Annual Meeting of Stockholders of Affiliated Computer Services, Inc. to be held on May 28, 2009 at 11:00 a.m., CDT at Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204. The Notice of the Annual Meeting and Proxy Statement, which are attached, provide information concerning the matters to be considered at the Annual Meeting. The Annual Meeting will cover only the business contained in the Proxy Statement and will not include a management presentation.

You may now access our proxy materials over the Internet. We are mailing to all of our stockholders a Notice of Internet Availability of Proxy Materials (Notice) instead of a paper copy of this Proxy Statement and our Annual Report. The Notice contains instructions on how to access those documents over the Internet, as well as instructions on how to request a paper copy of our proxy materials. We believe that this process reduces the environmental impact and lowers the costs of printing and distributing our proxy materials.

Please note that only stockholders of record as of the close of business on April 3, 2009 will be eligible to vote at the Annual Meeting. Your vote is important. You may vote by Internet or by telephone using the instructions on the Notice, or, if you received a paper copy of the proxy card, by signing and returning it in the envelope provided.

We look forward to seeing you at the meeting.

Very truly yours,

Darwin Deason

Darwin Deason
Founder and Chairman of the Board

A C S

AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	May 28, 2009, 11:00 a.m., Central Time, Dallas, Texas
Place of Meeting:	Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204
Business to be Conducted:	1. To elect directors to hold office for a one-year term, or until their respective successors shall have been duly elected and qualified. 2. To consider and vote on the Senior Executive Annual Incentive Plan for participants. 3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2009. 4. To transact such other business as may properly come before the meeting.
Adjournments and Postponements:	Any action on the business to be conducted may be considered at the date and time of the annual meeting as specified above or at any time or date to which the annual meeting may be properly adjourned and postponed.
Record Date:	You are entitled to vote at the Annual Meeting if you were a stockholder of record as of the close of business on April 3, 2009.
Voting Rights:	A holder of shares of ACS Class A common stock is entitled to one vote, in person or by proxy, for each share of Class A common stock on all matters properly brought before the Annual Meeting. A holder of shares of ACS Class B common stock is entitled to ten votes, in person or by proxy, for each share of Class B common stock on all matters properly brought before the Annual Meeting.

By Order of the Board of Directors

Tas Panos
Corporate Secretary

Your vote is very important.
Whether or not you plan to attend the Annual Meeting you are encouraged to read the Proxy Statement and vote your shares as soon as possible.

AFFILIATED COMPUTER SERVICES, INC.
2828 North Haskell Avenue
Dallas, Texas 75204

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 28, 2009

GENERAL INFORMATION

QUESTIONS AND ANSWERS

Why did I receive this proxy statement?

This proxy statement is being furnished to you as a stockholder of record, as of April 3, 2009, of Affiliated Computer Services, Inc., a Delaware corporation, in connection with the solicitation by our Board of Directors of proxies to be voted at the Annual Meeting of Stockholders to be held on May 28, 2009. As a stockholder, you are invited to attend the Annual Meeting and are entitled to and are requested to vote on the items of business described in this proxy statement. On or about April 14, 2009, we mailed to our stockholders of record as of the close of business on April 3, 2009 a Notice Regarding the Availability of Proxy Materials containing instructions on how to access this proxy statement and our annual report online.

All references, unless otherwise noted, to the "Company," "we," "our," "us" and "ACS" in this proxy statement refer to Affiliated Computer Services, Inc. (and its subsidiaries).

When and where is the Annual Meeting to be held?

The Annual Meeting of Stockholders will be held at Cityplace Conference Center, 2711 North Haskell Avenue, Dallas, Texas 75204, on May 28, 2009, at 11:00 a.m., Central Time, or at any adjournments thereof, for the purposes stated in the Notice of Annual Meeting.

Internet Availability of Proxy Materials

Under rules adopted by the Securities and Exchange Commission (the "SEC"), we are now primarily furnishing proxy materials to our stockholders on the Internet, rather than mailing paper copies of the materials (including our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, as amended by our Form 10-K/A filed October 24, 2008) to each stockholder. If you received only a Notice Regarding the Availability of Proxy Materials (the "Notice") by mail, you will not receive a paper copy of these proxy materials unless you request one. Instead, the Notice will instruct you as to how you may vote your shares. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet. If you received a Notice by mail or electronic mail and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice.

The Notice was mailed to our stockholders of record on the record date on or about April 14, 2009.

What information is contained in this proxy statement?

This proxy statement informs our stockholders when and where we will hold the Annual Meeting. Additionally, this proxy statement:

- Includes information regarding the matters that will be discussed and voted on at the Annual Meeting, and
- Provides information about the Company that our stockholders should consider in order to make an informed decision at the Annual Meeting.

What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

- Proposal 1: A proposal to elect directors to hold office for a one-year term or until their respective successors shall have been duly elected and qualified.
- Proposal 2: A proposal to approve the Senior Executive Annual Incentive Plan for participants.
- Proposal 3: A proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2009.

We also will consider any other business that properly comes before the Annual Meeting.

What shares can I vote at the Annual Meeting?

Our Board of Directors has fixed the close of business on April 3, 2009 as the record date for the Annual Meeting. Only holders of record of the outstanding shares of Class A common stock and Class B common stock at the close of business on the record date are entitled to vote at the Annual Meeting or any adjournments thereof.

A holder of shares of Class A common stock is entitled to one vote, in person or by proxy, for each share of Class A common stock standing in his or her name on our books on the record date on any matter properly presented to a vote of the stockholders at the Annual Meeting.

A holder of shares of Class B common stock is entitled to ten votes, in person or by proxy, for each share of Class B common stock standing in his name on our books on the record date on any matter properly presented to a vote of the stockholders at the Annual Meeting.

Our Chairman of the Board of Directors ("Chairman"), Darwin Deason, has agreed to limit the voting power of certain of his Class A and Class B shares. See the discussion of Mr. Deason's voting rights under the section entitled "Certain Executive Arrangements — Mr. Deason's Voting Agreement" below.

As of the close of business on the record date, we had outstanding 90,994,452 shares of Class A common stock, $0.01 par value per share, and 6,599,372 shares of Class B common stock, $0.01 par value per share.

What is the voting requirement to approve each of the proposals?

Proposal 1 (the proposal to elect directors) requires the affirmative vote of the holders of shares of Class A common stock and Class B common stock, voting together as a class, having a plurality of the voting power, in person or by proxy. Stockholders may not cumulate their votes in the election of directors. Abstentions and broker non-votes (shares held by brokers or nominees as to which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners of such shares or persons entitled to vote on the matter), if any, will have no effect on the election of directors.

Each of Proposal 2 (the proposal to approve the Senior Executive Annual Incentive Plan for participants) and Proposal 3 (the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2009) require the affirmative vote of the holders of shares of Class A common stock and Class B common stock, voting together as a class, having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting. Abstentions will have the same effect as a vote against Proposal 2 and Proposal 3, and broker non-votes will have no effect on such proposals.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Class A common stock and Class B common stock entitled to vote at the Annual Meeting or any adjournment thereof is necessary to constitute a quorum to transact business. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

How do I vote?

Stockholders of record can vote in person at the Annual Meeting or by proxy. There are three ways to vote by proxy:

- By Telephone — Stockholders of record located in the United States can vote by telephone by calling (800) 690-6903 and following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card;

- By Internet — Stockholders of record can vote over the Internet at www.proxyvote.com by following the instructions on the Notice, or if you received a proxy card, by following the instructions on the proxy card; or

- By Mail — Stockholders of record who received your proxy materials by mail can vote by mail by signing, dating and mailing the enclosed proxy card or voter instruction form.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day beginning on or about April 17, 2009 and will close at 11:59 p.m. (EDT) on May 27, 2009. Internet and telephone voting is convenient, saves on postage and mailing costs and is recorded immediately, minimizing risk that postal delays may cause votes to arrive late and therefore not be counted. Stockholders who attend the Annual Meeting may vote in person, and any previously submitted votes will be superseded by the vote cast at the Annual Meeting.

Stockholders who hold their shares in "street name" will need to obtain a voting instruction card from the institution that holds their shares and must follow the voting instructions given by that institution.

Shares represented by duly executed proxies in the accompanying form will be voted in accordance with the instructions indicated on such proxies or voter instruction forms, and, if no such instructions are indicated thereon, will be voted "FOR" the nominees for election of directors named below, the approval of the Senior Executive Annual Incentive Plan for participants and the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2009. Abstentions and broker non-votes will have no effect on the election of directors. Abstentions will have the same effect as a vote against Proposal 2 and Proposal 3 and broker nonvotes will have no effect on such proposals.

What if I want to change my vote?

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the meeting. To do this, you must:

- enter a new vote by telephone, over the Internet, or by signing and returning another proxy card at a later date;

- provide written notice of the revocation to our Corporate Secretary or deliver another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the proxy or voter instruction form; or

- attend the meeting and vote in person.

If your shares are held in "street name", you must contact your broker or nominee to revoke and vote your proxy.

Who will pay for the cost of this solicitation?

The cost of preparing, assembling, printing and distributing this proxy statement and related materials and the cost of soliciting proxies related to the Annual Meeting will be borne by us. We will request banks and brokers to solicit their customers who are beneficial owners of shares of common stock listed of record in names of nominees, and will reimburse such banks and brokers for the reasonable out-of-pocket expenses for such solicitation.

Who will serve as inspector of elections?

A representative of Broadridge Financial Solutions, Inc. (formerly ADP Investor Communications Services), the independent inspector of elections appointed for the meeting, will separately tabulate affirmative and negative votes, and abstentions. Voting results will be announced at the meeting and will be posted shortly after the meeting on our website at www.acs-inc.com under the caption "Investor Relations." Voting results will also be published in our Form 10-K for the fiscal year ended June 30, 2009. After the report is filed, you may obtain a copy by:

- visiting our website at www.acs-inc.com;
- contacting our Investor Relations department at 214-841-8281; or
- viewing our Form 10-K for the fiscal year ended June 30, 2009 on the SEC's website at www.sec.gov, when filed.

PROPOSALS

PROPOSAL 1:

ELECTION OF DIRECTORS

The Board of Directors consists of seven directors. All directors must stand for election at the Annual Meeting and hold office for a one-year term, or until their respective successors are elected and qualified.

Shares represented by proxies or voter instruction forms duly executed and returned will be voted, unless otherwise specified, in favor of each of the nominees for the Board of Directors named below. You cannot vote for more than seven nominees. The nominees have indicated that they are able and willing to serve as directors. If any (or all) such persons should be unable to serve, the persons named in the proxy or voter instruction form will vote the shares covered thereby for such substitute nominee (or nominees) as the Board of Directors may select pursuant to the recommendation of the Nominating and Corporate Governance Committeè of the Board. You may withhold authority to vote for all nominees or withhold authority to vote for any nominee by following the voting instructions provided.

Nominees for Election as Director

The following table lists the name and principal occupation of each nominee for director and the year in which each such person was first elected as a director.

Name	Principal Occupation	Served as Director Since
Darwin Deason	Chairman of the Board of Directors	1988
Lynn R. Blodgett	President and Chief Executive Officer	2005
Robert Druskin	Investor	2008
Kurt R. Krauss	Investor/Managing Member of Sachem Investments, LLC	2007
Ted B. Miller Jr.	Investor	2007
Paul E. Sullivan	Member, Frost Brown Todd, LLC	2008
Frank Varasano	Investor	2007

Business Experience of each Nominee

Set forth below is certain information, as of April 1, 2009, with respect to each of the nominees for the office of director.

Darwin Deason, age 68, has served as our Chairman of the Board of Directors since our formation in 1988. Mr. Deason also served as Chief Executive Officer from our formation until February 1999. Prior to our formation, Mr. Deason spent 20 years with MTech Corp., a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas, serving as MTech's Chief Executive Officer and Chairman of the Board of Directors from 1978 until April 1988, and also serving on the boards of various subsidiaries of MTech and MCorp.

Lynn R. Blodgett, age 54, has served as President and Chief Executive Officer since November 2006 and has served as a director since September 2005. Mr. Blodgett previously served as Executive Vice President and Chief

Operating Officer from September 2005 to November 2006. Prior to that time he had served as Executive Vice President and Group President — Commercial Solutions since July 1999. From March 1990 until July 1999 Mr. Blodgett served as President of ACS Business Process Solutions, Inc. (formerly Unibase Technologies, Inc., an entity that we acquired in 1996).

Robert Druskin, age 61, has served as a director since March 2008. From December 2006 to December 2007, Mr. Druskin served as Chief Operating Officer of Citigroup and a member of its Office of the Chairman. He was also a member of the Citi Business Heads, Operating, and Management committees. From April 1996 to August 1997 he served as head of Asset Management and the Futures Division. In August 1997, he returned to the position of Chief Administrative Officer and in September 2000 he became Chief Operations and Technology Officer for Citigroup. From August 2002 through December 2003, he was the President and Chief Operating Officer of Citi Markets & Banking and from December 2003 to December 2006 served as Chief Executive Officer of that business. Prior to Citigroup, Mr. Druskin worked at Smith Barney, which he joined in 1991 as Chief Administrative Officer. Before joining Smith Barney, Mr. Druskin was the Chief Financial Officer of Shearson Lehman Brothers Inc. and Shearson Lehman Brothers Holdings Inc. and a member of its Executive Committee. Mr. Druskin is a member of the Board of Directors of E*Trade Financial Corporation. Mr. Druskin serves on the Rutgers Board of Trustees and the Board of Overseers for the Rutgers University Foundation. Additionally, he is on the Board of Directors of the United Negro College Fund. Mr. Druskin received his B.A. from Rutgers University.

Kurt R. Krauss, age 59, has served as a director since November 2007. From 1978 to 1992, Mr. Krauss was a partner with Booz Allen Hamilton. He also served on the firm's Board of Directors. From 1992 to 1997, Mr. Krauss was Managing Partner of the Mead Point Group, a management consulting firm which he founded with offices in Greenwich, Connecticut, and London, England. From 1997 to 2000, he served as Chief Financial Officer of Burson-Marsteller, a leading global public relations and public affairs firm. Currently, Mr. Krauss is the Managing Member of Sachem Investments LLC, an investment company he founded in 2001. Mr. Krauss has served on the Boards of Directors of Zila, Inc., Loudeye Corporation and several not-for-profit organizations. Mr. Krauss received a Master of Science in Industrial Administration from Carnegie-Mellon University and a Bachelor of Arts in Mathematics from Heidelberg College.

Ted B. Miller Jr., age 57, has served as a director since November 2007. From 1996 to 2001, Mr. Miller was the Chief Executive Officer of Crown Castle International Corp., a wireless communications company he founded in 1995 which grew from start up to a multi-billion market capitalization. He was Chairman of the Crown Castle Board of Directors from 1999 to 2002. Prior to founding Crown Castle, Mr. Miller was involved in the commercial real estate development, management and brokerage business and various investments including the media business as an original licensee of Blockbuster Video. Mr. Miller is currently President of 4M Investments LLC, an international private investment company. He is currently the Chairman and majority shareholder of M7 Aerospace LP, an internationally diversified privately held aerospace service, manufacturing and technology company. He is also Chairman and majority shareholder of Intercomp Technologies LLC, a privately held payroll outsourcing company with operations in Europe. Mr. Miller received a Juris Doctor from Louisiana State University and a Bachelor of Business Administration from the University of Texas.

Paul E. Sullivan, age 65, has served as a director since February 2008. Mr. Sullivan is a member of the law firm of Frost Brown Todd, LLC in Lexington, Kentucky. He has practiced law for over 35 years and has a substantial legal practice in complex corporate transactions and commercial litigation within the banking, manufacturing and minerals extraction industries. From 1975 to 1981, Mr. Sullivan practiced in his own law firm in Lexington, Kentucky, which he merged with Brown Todd & Heyburn, predecessor to Frost Brown Todd, in 1981. Prior to that time, Mr. Sullivan served as General Counsel to the Kentucky Department of Banking and Securities and as General Counsel to the Department of Labor for the State of Kentucky. Mr. Sullivan serves on the Board of Directors for the Central Bank and Trust Company (the largest Kentucky based bank). In addition to serving as a director, Mr. Sullivan has served on the Bank's audit, trust (chairman) and compensation committees. Mr. Sullivan also serves on the boards of Central Bancshares, Inc., the holding company for the Bank and Central Bank, FSB, an affiliate savings bank. Mr. Sullivan received both a Juris Doctor and a Bachelor of Arts from the University of Kentucky.

Frank Varasano, age 63, has served as a director since November 2007. From 1999 to 2001, Mr. Varasano served as Executive Vice President of Oracle Corporation. Prior to that, Mr. Varasano held several senior management positions during his 26-year tenure at Booz Allen Hamilton. As a Senior Vice President he led Booz Allen Hamilton's largest practice (Engineering and Manufacturing), largest office (New York) and largest regional profit center (United States). He also served on the firm's Board of Directors and Executive Committee. Currently, Mr. Varasano is Chief Executive Officer of a start-up company he founded. From 2005 to 2006, Mr. Varasano served as a director of Loudeye Corporation, serving on the Compensation Committee and the Special Committee that led the analysis and review of the sale of Loudeye to Nokia. Mr. Varasano holds a Masters in Business Administration from Harvard Business School and a Bachelor of Science degree from the United States Naval Academy. He also served as an officer aboard the USS Patrick Henry, a nuclear submarine.

Except as set forth above, none of the nominees holds a directorship in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR SET FORTH ABOVE.

Corporate Governance

Director Independence

Effective March 31, 2009, our Board of Directors amended our Director Independence Standards to be consistent with the independence standards set forth in Section 303A.02 of the New York Stock Exchange ("NYSE") listing standards. The Board of Directors has made an affirmative determination that Messrs. Druskin, Krauss, Miller, Sullivan and Varasano are independent and have no material relationship with the Company. The Director Independence Standards can be located on our web site at www.acs-inc.com in the "Investor Relations" section under the "Governance Documents" caption.

Corporate Governance Guidelines

On August 21, 2008, our Board of Directors amended our Corporate Governance Guidelines. The Corporate Governance Guidelines, as amended, provide for, among other things:

- submission of the auditors selected by our Audit Committee to stockholders for ratification annually;
- formation of a Nominating and Corporate Governance Committee comprised solely of independent directors;
- the implementation of stock ownership guidelines for both directors and executive officers;
- a prohibition on stock option re-pricing;
- formalization of the ability of independent directors and committees of the Board of Directors to retain outside advisors;
- formation of a Compensation Committee comprised solely of independent directors;
- performance of a periodic formal Board of Directors evaluation; and
- limitation of four additional company boards on which a director may serve.

Our Corporate Governance Guidelines are available on our web site at *www.acs-inc.com* in the "Investor Relations" section under the "Governance Documents" caption. Our Corporate Governance Guidelines are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Board of Directors Committees and Meetings

During fiscal year 2008, we had four standing committees of the Board of Directors, including the Audit Committee, the Compensation Committee, the Special Transaction Committee and the Nominating and Corporate Governance Committee. The charters for each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are available on our web site at www.acs-inc.com in the "Investor Relations" section under the "Committee Charting" caption.

Audit Committee

Until November 21, 2007 our Audit Committee consisted of three independent directors (Messrs. Frank A. Rossi (Chairman), Dennis McCuistion and Robert B. Holland, III). On November 21, 2007, Messrs. Rossi, McCuistion and Holland and the other independent directors resigned from the Board of Directors, and Messrs. Krauss, Miller, Varasano and Richard W. Spears were appointed to the Board of Directors. On November 25, 2007, the Board of Directors appointed Messrs. Krauss (Chairman), Miller and Spears to the Audit Committee. On January 5, 2008, Mr. Spears passed away. On February 23, 2008, Mr. Sullivan was appointed as a director and our Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Sullivan. On March 19, 2008, Mr. Druskin was appointed as a director and our Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Druskin. All of the aforementioned Audit Committee members are independent as defined in the NYSE listing standards. Upon consideration of the attributes of an audit committee financial expert as set forth in Section 407(d) of Regulation S-K promulgated by the SEC, the Board of Directors determined that Mr. Krauss (i) possessed those attributes, which were gained through his experience as summarized in Proposal 1 below and he was designated as the Audit Committee Financial Expert and (ii) is independent, as defined in the NYSE listing standards.

The Audit Committee of the Board of Directors is responsible for:

- monitoring the integrity of our consolidated financial statements;
- discussing with management and our independent registered public accounting firm our annual audited financial statements, quarterly financial statements and reported earnings prior to the release thereof to the public;
- monitoring our auditing, accounting and financial reporting processes;
- monitoring our system of internal controls and the independence and performance of our internal auditors; and
- appointing and monitoring our independent registered public accounting firm.

The Audit Committee operates under a written charter that was amended on August 20, 2008, a copy of which is available on our web site at *www.acs-inc.com* in the "Investor Relations" section under the "Committee Charting" caption. Our Audit Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Compensation Committee

Until November 21, 2007 the Compensation Committee consisted of three independent directors (Messrs. Kosberg (Chairman), O'Neill and Holland). On November 21, 2007, Messrs. Kosberg, O'Neill and Holland, along with the other independent directors, resigned from the Board of Directors, and Messrs. Krauss, Miller, Varasano and Spears were appointed to the Board of Directors. On November 25, 2007, the Board of Directors appointed Messrs. Miller (Chairman), Krauss and Varasano to the Compensation Committee. On March 19, 2008, the Compensation Committee was reconstituted to consist of Messrs. Miller (Chairman), Sullivan and Varasano. All of the aforementioned Compensation Committee members are independent as defined in the NYSE listing standards. The Compensation Committee is responsible for:

- recommending to the Board of Directors policies and plans concerning the salaries, bonuses and other compensation of our executive officers (including reviewing the salaries of the executive officers and recommending bonuses and other forms of additional compensation for the executive officers);

- compliance with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), with respect to the review of compensation to executive officers whose annual compensation exceeds $1 million so that such amounts may be deductible by us for federal income tax purposes; and

- the grant of all awards under the stock option plans (other than those to independent directors).

A copy of the restated Compensation Committee Charter approved by the Board of Directors on February 3, 2004 is available on our web site at *www.acs-inc.com* in the "Investor Relations" section under the "Committee Charting" caption. Our Compensation Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Nominating and Corporate Governance Committee

Until November 21, 2007 the Nominating and Corporate Governance Committee consisted of two independent directors (Messrs. McCuistion (Chairman) and O'Neill). On November 21, 2007, Messrs. McCuistion and O'Neill, along with the other independent directors, resigned from the Board of Directors, and Messrs. Krauss, Miller, Varasano and Spears were appointed to the Board of Directors. On November 25, 2007, the Board of Directors appointed Mr. Spears (Chairman) and Mr. Varasano to the Nominating and Corporate Governance Committee. On January 5, 2008, Mr. Spears passed away. On February 7, 2008, the Board of Directors reconstituted the Nominating and Corporate Governance Committee to consist of Messrs. Varasano (Chairman), Krauss and Miller. On February 23, 2008, Mr. Sullivan was appointed as a director and our Nominating and Corporate Governance Committee was reconstituted to consist of Mr. Sullivan (Chairman) and Mr. Varasano. On March 19, 2008, Mr. Druskin was appointed as a director and our Nominating and Corporate Governance Committee was reconstituted to consist of Messrs. Druskin (Chairman), Krauss and Varasano. All of the aforementioned Nominating and Corporate Governance Committee members are independent as defined in the NYSE listing standards. The Nominating and Corporate Governance Committee is responsible for considering, evaluating and recommending to the Board of Directors the slate of director nominees.

On August 21, 2008, our Board of Directors amended the Nominating and Corporate Governance Committee Charter, a copy of which is available on our web site at www.acs-inc.com in the "Investor Relations" section under the "Committee Charting" caption. Our Nominating and Corporate Governance Committee Charter is also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

The Nominating and Corporate Governance Committee considered our current directors and other candidates to fill the slate of nominees for election to the Board of Directors. Based on an evaluation of the background, skills and areas of expertise represented by the various candidates against the qualifications for directors set forth in our Corporate Governance Guidelines and our current requirements, the Nominating and Corporate Governance Committee determined that our current directors possess the appropriate skill level, expertise and qualifications and recommended that Messrs. Deason, Blodgett, Druskin, Krauss, Miller, Sullivan and Varasano be re-elected to the Board of Directors.

The Nominating and Corporate Governance Committee's responsibilities include the following:

- *Director Qualifications.* The Nominating and Corporate Governance Committee establishes the qualifications for directors and reviews them annually with the Board of Directors. The Nominating and Corporate Governance Committee seeks director candidates with the ability to make a significant contribution to the Board of Directors and the stockholders based on their background, skill and expertise. To be recommended by the Nominating and Corporate Governance Committee, a director nominee should also possess the qualifications set forth in the Corporate Governance Guidelines, including integrity, wisdom, judgment, policy-making experience, complementary areas of expertise, and sufficient time to devote to applicable Board of Directors and committee activities.

- *Identification and Evaluation of Director Candidates.* The Nominating and Corporate Governance Committee identifies, screens and recommends a qualified slate of nominees to the Board of Directors for election each fiscal year based on the qualifications set forth above and the need to fill vacancies or expand the size of the Board of Directors. The Nominating and Corporate Governance Committee generally identifies director nominees through the personal, business and organizational contacts of existing directors and management. However, the Nominating and Corporate Governance Committee may use a variety of sources to identify director nominees, including third-party search firms and stockholder recommendations. Candidates recommended by our stockholders are generally evaluated in the same manner as candidates from other sources. However, the Nominating and Corporate Governance Committee will seek additional information concerning the relationship between the stockholder and the stockholder candidate to assess whether such nominee has the ability to represent the interests of a broad range of stockholders.

- *Stockholder Recommendations of Director Nominees.* Any of our stockholders entitled to vote for the election of directors may recommend for nomination one or more persons for election to our Board of Directors. Pursuant to Section 7 of our Corporate Governance Guidelines, to be considered by the Nominating and Corporate Governance Committee, recommended stockholder nominees for election to the Board of Directors must be received not more than 150 calendar days nor less than 120 calendar days prior to the date our proxy statement was released to stockholders for our previous annual meeting. For information regarding the deadline for submission of stockholder nominees for director in connection with our 2009 Annual Meeting of Stockholders, please see the section entitled "STOCKHOLDER PROPOSALS AND STOCKHOLDER RECOMMENDED NOMINEES FOR 2009 ANNUAL MEETING" below.

Recommendations for nominees should be submitted to the Nominating and Corporate Governance Committee by following our method for stockholders to communicate with our Board of Directors which is published on our web site at www.acs-inc.com in the "Investor Relations" section under the "Officers & Directors" caption. Written recommendations should be submitted to ACS Board of Directors, Affiliated Computer Services, Inc., c/o ACS Ethics Office, 2828 N. Haskell, Bldg 1, 9th Floor, Dallas, Texas 75204 or by e-mail to director@acs-inc.com. Recommendations must include (i) the nominee's name, (ii) the nominee's resume or curriculum vitae, (iii) a summary demonstrating how the nominee meets the qualifications set forth in Section 8 of our Corporate Governance Guidelines, and (iv) the submitting stockholder's name, number of shares held and a description of any arrangement or understanding between such stockholder and the proposed nominee.

Special Transaction Committee

The Special Transaction Committee, which was formed in August 1997 and on which Mr. Deason serves, has the responsibility of considering, evaluating, and approving the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash, our Class A common stock, or other consideration with a dollar value of up to $100,000,000. The Special Transaction Committee has delegated to the Chief Executive Officer the authority to consider, evaluate, and approve the terms of potential transactions resulting in the acquisition of assets, businesses, or stock of third parties for cash or other consideration with a dollar value of up to $50,000,000.

Fiscal Year 2008 Meetings

During the fiscal year ended June 30, 2008, there were fourteen (14) meetings or unanimous written consents of our full Board of Directors, including meetings in which certain members of management did not attend or recused themselves. During the fiscal year ended June 30, 2008, there were fourteen (14) meetings or unanimous written consents of the Audit Committee, twelve (12) meetings or unanimous written consents of the Compensation Committee, two (2) meetings held by the Nominating and Corporate Governance Committee and no (0) meetings held by the Special Transaction Committee. Each incumbent director attended at least 75% of the meetings of the Board of Directors and the Board of Directors committees of which they were members during their respective tenures.

Lead Independent Director

Mr. Varasano, as Lead Independent Director, presides over non-management director executive sessions. Mr. O'Neill served as Lead Independent Director through November 21, 2007.

Attendance at Annual Meeting

It is our policy that all nominees for election or re-election to our Board of Directors at an annual meeting attend the annual meeting. All of the nominees for election to the Board of Directors attended the 2007 Annual Meeting of Stockholders.

Stockholder and Interested Party Communications

Stockholders and other interested parties may communicate with any member of the Board of Directors, including in their capacities as members of committees of the Board of Directors, or in the alternative, with the non-management directors as a group, as indicated in the "Investor Relations" section under the "Officers and Directors" caption, by submitting an e-mail to director@acs-inc.com or by sending a written communication to: ACS Board of Directors, Affiliated Computer Services, Inc., c/o ACS Ethics Office, 2828 N. Haskell, Bldg 1, 9th Floor, Dallas, Texas 75204. Stockholders and other interested parties may also call toll free and leave a message for the Board of Directors, the presiding director or the non-management directors at (800) 443-1946.

Code of Conduct

We are dedicated to earning the trust of our clients and investors and our actions are guided by the principles of honesty, trustworthiness, integrity, dependability and respect. Our Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees and directors and a Code of Ethics for Senior Financial Officers that applies to designated financial and accounting officers, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Both of these codes are posted on our web site at www.acs-inc.com in the "Investor Relations" section under the "Governance Documents" caption. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics for Senior Financial Officers, if any, by posting such information on our web site at www.acs-inc.com in the "Investor Relations" section under the "Governance Documents" caption. Our Code of Ethical Business Conduct and our Code of Ethics for Senior Financial Officers are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

PROPOSAL 2:

APPROVAL OF SENIOR EXECUTIVE ANNUAL INCENTIVE PLAN

Pursuant to a recommendation of the Compensation Committee (the "Committee") of the Board of Directors, the Board adopted the ACS Senior Executive Annual Incentive Plan (the "Plan"), a copy of which is attached as Appendix A, subject to stockholder approval.

The purposes of the Plan are to specifically motivate the Company's selected senior executive officers toward achievement of performance goals; to encourage teamwork; and to reward performance with cash bonuses that vary in relation to the achievement of the pre-established performance goals.

The Plan will be administered by the Committee, whose members qualify as "outside directors" as that term is defined under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). Under the Plan, the Committee has the authority to select participants from employees holding the following titles: (i) Chairman of the Board of Directors; (ii) Chief Executive Officer; (iii) President; (iv) Executive Vice President; or (iii) any other employee. There currently are twelve executive officers who have been selected as participants. The Committee also has the authority to determine the financial and other performance criteria ("Performance Goals"), and other terms and conditions, applicable to each participant's bonus under the Plan ("Award") which the participant may receive for services during the Measurement Period (as defined below). The Measurement Period is one fiscal year, unless otherwise established by the Committee at the time the Performance Goals are established. With respect to each participant, the Committee will establish ranges of Performance Goals which correspond to various levels of Award amounts ("Award Opportunities") for the Measurement Period. Once established, Performance Goals and Award Opportunities will be adjusted only to mitigate the unbudgeted impact of unusual or nonrecurring gains and losses, accounting changes, or other extraordinary events not foreseen at the time of the establishment of such Performance Goals and Award Opportunities.

The Performance Goals may be based on any one or more of the following measures (or the relative or absolute change, improvement or growth in any such measure) as reported in the Company's publicly reported financial filings or as any such measure is to be adjusted as determined by the Committee at the time the Performance Goals are set for the Company or a business unit (either in total or on a per share basis): earnings, earnings before one or more of the following: depreciation, amortization, interest or taxes (EBIT, EBITA or EBITDA as defined by the Committee), return on equity, return on assets, return on invested capital, gross sales, net sales, cash flow, discounted cash flow, cumulative cash flow, adjusted cash flow (such as earnings, as described above, plus or minus, as applicable, one or more of the following: non-operating expenses (including intercompany interest), non-operating profit, equity compensation expense per SFAS 123(R), unusual items such as gain or loss on divestitures, capital expenditures, additions to intangible assets, changes in accounts receivable, unearned revenue and the cash flow of any acquisitions made during the Measurement Period), operating profits, pre-tax profits, post-tax profits, consolidated net income, economic value added, costs, financial ratings, regulatory compliance, achievement of balance sheet or income statement objectives, market share and total return to stockholders (including both the market value of the Company's stock and dividends thereon), and the extent to which strategic, financial and business goals are met. Awards will be based on the achievement of such Performance Goals. The Committee has the authority to review and certify the achievement of the Performance Goals; interpret the Plan; and establish, amend, or rescind guidelines, rules, and regulations for the Plan's administration. Negative discretion may be used by the Committee to reduce an Award.

Pursuant to the Plan, participants will be eligible to receive up to a certain percentage of their base salaries based upon the achievement of the Performance Goal financial criteria selected for the Company's results on a consolidated basis and the achievement of the Performance Goal financial criteria selected for the Company's business unit results.

Calculations of Performance Goals and Award Opportunities will exclude (i) extraordinary items, as reported in the Company's annual audited financial statements; and (ii) any unusual or infrequent gains, losses, income or expense reported by the Company in its public filings with respect to the Measurement Period including, without limitation: (a) expenses for severance, non-recurring retention bonuses or other charges related to the departure or the restructuring of compensation of any of the Company's top executive officers; (b) charges related to material internal Company investigations or regulatory inquiries, such as stock option investigations conducted by the Company and in response to the SEC inquiry, including related settlements and payments; (c) material benefits or charges related to the resolution of prior year events; (d) significant asset impairments; (e) large loss contracts; (f) unusual gains or losses due to the divestiture of a material portion of the Company's business that required Board of Directors' approval; (g) a proportionate amount of ordinary income and gains of a divested business unit, segment or subsidiary from base year amounts of financial metrics in which a growth goal is the performance target, equal to the portion of the year that the divested business was not included in the Measurement Period; (h) charges incurred due to actions taken by Board of Directors' decisions such as Company recapitalization and/or reorganization events; (i) the gain, loss, income or expense resulting from material changes in accounting principles that become effective during the Measurement Period to the extent not included in the operating budget for the Measurement Period; and (j) gains or losses from all or certain claims and/or litigation and all or certain insurance recoveries related to claims and/or litigation.

The total of all Awards payable to all participants for any Measurement Period will not under any circumstances exceed five percent of the net income of the Company (as defined in the Plan, the "Maximum Bonus Awards Pool"), for such period. The maximum Award for any participant may not exceed 250% of the participant's base salary at the end of the Measurement Period. No participant can receive an Award for any Measurement Period greater than $5,000,000. In the event that the total of all Awards payable to participants should exceed the Maximum Bonus Awards Pool, the Award of each participant will be proportionately reduced such that the total of all such Awards paid is equal to the Maximum Bonus Awards Pool.

In general, participants must remain employed by the Company through the payment date to be eligible to receive an Award payment. However, if a participant dies, becomes permanently disabled or inactive during the Measurement Period, that participant's Award will be calculated based on the actual full-year performance results but pro-rated for the number of full calendar months he or she was an active employee during the Measurement Period.

The Plan, if approved by stockholders, will be effective retroactive to July 1, 2008, and will terminate on June 30, 2013, unless earlier terminated. The Board and the Committee may generally amend or terminate the Plan at any time, although no amendment or termination may impair the rights of a participant under an outstanding award without that participant's consent. No amendment may be made without stockholder approval to the extent necessary to comply with Section 162(m).

The Awards payable under the Plan for services to be rendered in fiscal year 2009 are not determinable. Assuming that the Plan had been in effect in fiscal year 2008 and that the payments earned under the fiscal year 2008 performance-based incentive compensation plan (the "FY08 Plan") would have been the same as those earned under the Plan, the Awards that would have been paid to the persons listed in the Summary Compensation Table and all current executive officers as a group for fiscal year 2008 are set forth below.

Name and Position	Fiscal Year 2008 Bonus
Darwin Deason Chairman of the Board	$1,117,656
Lynn Blodgett President and Chief Executive Officer	$ 725,627
Tom Burlin Executive Vice President and Chief Operating Officer	$ 362,813
Kevin Kyser Executive Vice President and Chief Financial Officer	$ 239,457
John Rexford Executive Vice President, Corporate Development	$ 362,813
Tom Blodgett Executive Vice President and Group President — Business Process Solutions	$ 322,218
All Current Executive Officers as a group (12 persons)	$4,194,938

The maximum Awards payable to participants for fiscal year 2009 (assuming their base salaries do not change) are set forth below. If the required stockholder approval is not obtained, the Committee will consider alternative incentive compensation arrangements which may or may not qualify under Section 162(m) as performance-based compensation.

Name and Position	Maximum Incentive Compensation as Percentage of Base Salary	Maximum Incentive Compensation
Darwin Deason Chairman of the Board	250%	$ 2,543,593
Lynn Blodgett President and Chief Executive Officer	200%	$ 1,700,000
Tom Burlin Executive Vice President and Chief Operating Officer	150%	$ 900,000
Kevin Kyser Executive Vice President and Chief Financial Officer	150%	$ 645,000
John Rexford Executive Vice President, Corporate Development	150%	$ 772,500
Tom Blodgett Executive Vice President and Group President — Business Process Solutions	150%	$ 697,500
All Eligible Current Executive Officers as a group (12 persons)	—	$10,493,593

The affirmative vote of the holders of our Class A common stock and Class B common stock, voting together as a single class, having a majority of the voting power eligible to vote and voting either in person or by proxy, at the Annual Meeting will be required to approve the Senior Executive Annual Incentive Plan for participants.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE SENIOR EXECUTIVE ANNUAL INCENTIVE PLAN.

PROPOSAL 3:

RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2009

PricewaterhouseCoopers LLP has been selected by the Audit Committee as our independent registered public accounting firm for fiscal year 2009, subject to ratification by the stockholders. PricewaterhouseCoopers LLP was also our independent registered public accounting firm for fiscal year 2008. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting. That representative will have an opportunity to make a statement, if desired, and will be available to respond to appropriate questions.

We are asking our stockholders to ratify the appointment of PricewaterhouseCoopers LLP as our registered independent public accounting firm as a matter of good corporate governance even though ratification is not required by our Bylaws. If our stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2009. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during fiscal year 2009 if it is determined that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of shares of our Class A common stock and Class B common stock, voting together as a class, having a majority of the voting power eligible to vote and voting either in person or by proxy, at the Annual Meeting will be required to ratify the appointment of PricewaterhouseCoopers LLP.

Independent Registered Public Accounting Firm's Fees

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows (in thousands):

	2008	2007
Audit Fees	$4,484	$5,142
Audit-Related Fees	147	136
Tax Fees	55	93
All Other Fees	52	53
Total Fees	$4,738	$5,424

Audit Fees include fees for assistance with and review of documents filed with the SEC, including our annual and interim financial statements and required consents. Audit Fees also include fees (i) for the audit of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and (ii) related to our internal investigation into our stock option grant practices. Audit-Related Fees include fees for accounting consulting services and matters related to mergers, acquisitions and divestitures. Tax Fees include fees for tax consulting and tax compliance and preparation work. All Other Fees include fees for research tools.

All audit and non-audit services provided to us by our independent registered public accounting firm are required to be pre-approved by the Audit Committee in accordance with the policies and procedures set forth in our current Audit Committee Charter. The Audit Committee or the Chairman of the Audit Committee has approved all of our independent registered public accounting firm's engagements and fiscal year 2008 and 2007 fees presented above pursuant to its pre-approval policy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 16, 2009, certain information with respect to the shares of Class A common stock and Class B common stock beneficially owned by (i) stockholders known to us to own more than 5% of the outstanding shares of such classes, (ii) each of our directors and Named Executive Officers, and (iii) all of our executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership of Class A Common Stock	Percent of Total Shares of Class A Common Stock Owned Beneficially	Amount and Nature of Beneficial Ownership of Class B Common Stock	Percent of Total Shares of Class B Common Stock Owned Beneficially	Percent of Total Shares of Class A and Class B Common Stock Owned Beneficially	Percent of Total Voting Power Owned Beneficially(1)
BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK						
FMR Corp.(2) 82 Devonshire Street Boston, MA 02109	9,085,164	9.98%	*	*	9.31%	5.79%
SECURITY OWNERSHIP OF MANAGEMENT						
Darwin Deason(3)	2,740,364	2.99%	6,599,372	100%	9.51%	43.62%
Lynn Blodgett(4)	567,300	*	*	*	*	*
John Rexford(5)	220,529	*	*	*	*	*
Tom Burlin(6)	141,100	*	*	*	*	*
Kevin Kyser(7)	73,002	*	*	*	*	*
Tom Blodgett(8)	162,421	*	*	*	*	*
Robert Druskin(9)	22,667	*	*	*	*	*
Kurt R. Krauss(10)	19,167	*	*	*	*	*
Ted B. Miller Jr(11)	26,667	*	*	*	*	*
Frank Varasano(12)	21,067	*	*	*	*	*
Paul E. Sullivan(13)	21,167	*	*	*	*	*
All Current Executive Officers and Directors as a Group (18 persons)(14)	4,193,535	4.51%	6,599,372	100%	10.84%	44.14%

* Less than 1%

(1) In calculating the percent of total voting power, the voting power of shares of Class A common stock (one vote per share) and Class B common stock (ten votes per share) are aggregated. As of April 3, 2009, there were 90,994,452 shares of Class A common stock and 6,599,372 shares of Class B common stock issued and outstanding.

(2) Based on filings by the stockholder with the Securities and Exchange Commission dated February 16, 2009. Such stockholder has indicated that it has sole voting power with respect to 832,612 shares and no voting power with respect to the remaining shares and sole investment power with respect to 9,085,164 shares.

(3) The shares of our Class A common stock noted in the table include 600,000 shares of Class A common stock which are not outstanding but are subject to options exercisable within sixty days of March 16, 2009; and 7,470 shares owned by Mr. Deason through the ACS Employee Stock Purchase Plan. See discussion of Mr. Deason's voting rights in the section entitled "Certain Executive Arrangements — Mr. Deason's Voting Agreement" below. Mr. Deason has also pledged, as of March 16, 2009, 2,132,884 of his Class A shares to four financial institutions.

(4) Includes 563,800 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009.

(5) Includes 215,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009; 2,108 shares of Class A common stock owned through the ACS 401(k) Plan; 921 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan; and 2,500 shares of Class A common stock owned through an individual retirement account.

(6) Includes 140,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009.

(7) Includes 71,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009; 1,002 shares of Class A common stock owned through the ACS 401(k) Plan; and 200 shares of Class A common stock owned through an individual retirement account.

(8) Includes 160,800 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009; 320 shares of Class A common stock owned through the ACS 401(k) Plan; and 1,301 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan.

(9) Includes 16,667 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009.

(10) Includes 16,667 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009 and 2,500 shares of Class A common stock owned through an individual retirement account.

(11) Includes 16,667 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009.

(12) Includes 16,667 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009 and 2,200 shares of Class A common stock owned through an individual retirement account.

(13) Includes 16,667 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009.

(14) Includes 2,009,435 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of March 16, 2009; 3,731 shares of Class A common stock owned through the ACS 401(k) plan; 11,475 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan and 7,400 shares of Class A common stock owned through individual retirement accounts.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who beneficially own more than 10% of our outstanding common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock held by such persons within a specified period of time. These persons are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and without further inquiry, all required forms for fiscal year 2008 were filed on time except as indicated in this paragraph. The Company filed Forms 3 on April 24, 2008 for Derrell James and Michael Huerta related to their appointment as executive officers. The Company also filed Forms 4 for Derrell James and Michael Huerta on July 9, 2008 for the grant of 50,000 options each on May 22, 2008, filed a Form 4 for Darwin Deason on June 16, 2008 related to his transfer of 20,000 shares on November 21, 2007 and his reacquisition of those shares on May 14, 2008 and filed a Form 4 for Paul Sullivan on February 29, 2008 for the grant of 50,000 options on February 23, 2008.

BUSINESS EXPERIENCE OF EXECUTIVE OFFICERS

Other than Messrs. Deason and Blodgett, who are standing for election to the Board of Directors and whose business experience is summarized in this proxy statement under Proposal 1 above, the following is a summary, as of April 1, 2009, of the business experience of our executive officers:

David Amoriell, age 52, has served as Executive Vice President and Group President — Transportation Solutions since March 2009. Prior to his joining the Company, Mr. Amoriell served in various management positions with International Business Machines, including General Manager for IBM's Federal sector portfolio and Vice President for the Federal Homeland Security, Environment, Transport and Intelligence programs within the IBM Global Services Public Sector.

Tom Blodgett, age 55, has served as Executive Vice President and Group President — Business Process Solutions since May 2007. Prior to that time, Mr. Blodgett served as President and Managing Director of our Business Process Solutions Group from July 1998 to May 2007 and as Vice President of Operations in Sandy, Utah from 1992 to July 1998. Mr. Blodgett was previously with the sales and marketing team of Siemens Nixdorf Information Systems.

Tom Burlin, age 51, has served as Executive Vice President and Chief Operating Officer since May 2007. Prior to that date, Mr. Burlin served as Executive Vice President and Chief Operating Officer — Government Solutions Group from December 2006 to May 2007, and as Executive Vice President and Group President — Government Solutions from June 2005 to December 2006. From July 1979 to May 2005, Mr. Burlin was employed by International Business Machines Corporation, most recently as their General Manager and Partner — U.S. Federal and Global Government.

Joseph Doherty, age 48, has served as Executive Vice President and Group President since July 2008. From March 1998 until July 2008, Mr. Doherty served as President, Americas Outsourcing, for Computer Sciences Corporation, a global consulting, systems integration and outsourcing company. Prior to joining Computer Services Corporation, Mr. Doherty had a 20-year career with the U.S. Navy.

Derrell James, age 47, has served as Executive Vice President and Group President — IT Outsourcing Solutions since April 2008. From October 2006 to April 2008, Mr. James served in various managing capacities within our organization. Prior to October 2006, he served in various management positions at EMC Corporation, including serving as Senior Vice President of Technology Solutions. Prior to EMC Corporation, he was at Perot Systems, where he served as Vice President of the Global Infrastructure Services Division.

Kevin Kyser, age 41, has served as Executive Vice President and Chief Financial Officer since September 2007. Prior to that time Mr. Kyser served as Executive Vice President, Finance and Accounting from March 2007 to September 2007, Senior Vice President, Chief Financial Officer — Commercial Solutions Group from April 2006 to March 2007, Senior Vice President, Investor Relations from September 2001 to April 2006 and as Vice President, Corporate Controller from April 1997 to September 2001. In addition to six years of experience in the oilfield services industry, Mr. Kyser served for approximately three years on the audit staff of KPMG LLP.

Tas Panos, age 53, has served as Executive Vice President, Corporate Secretary and General Counsel since January 2008. From May 2002 until January 2008, Mr. Panos served in various managing capacities within our legal department, most recently as Senior Vice President and Group Counsel. From June 1985 to May 2002, Mr. Panos was in private law practice.

John H. Rexford, age 52, has served as Executive Vice President, Corporate Development since March, 2001. Mr. Rexford served as a director from November 2006 to November 2007. From November 2006 to September 2007 he also served as Executive Vice President and Chief Financial Officer. Prior to March 2001, Mr. Rexford served as a Senior Vice President in our mergers and acquisitions area beginning November 1996. For the period from November 1986 until November 1996, Mr. Rexford served in various capacities with Citicorp North America, Inc.

Ann Vezina, age 46, has served as Executive Vice President and Group President — Commercial Solutions Group since May 2007. Prior to that date, Ms. Vezina served as Executive Vice President and Chief Operating Officer — Commercial Solutions Group from December 2006 to May 2007, as Executive Vice President and Group President — Commercial Solutions from March 2006 to December 2006, and as Managing Director, Business Process Solutions from May 2003 to March 2006. From July 1985 until May 2003, Ms. Vezina served in various capacities with Electronic Data Systems and was a Client Sales Manager at the time she departed EDS in May 2003.

Lora J. Villarreal, Ph.D., age 65, has served as Executive Vice President and Chief People Officer since May 2007. Prior to that date, Ms. Villarreal served as Senior Vice President and Chief People Officer from May 1998 to May 2007. Ms. Villarreal has served in several capacities in her more than 20 years of experience in human resources, including as Vice President at Transamerica Real Estate Information Companies and First Data Resources, Inc.

Laura Rossi, age 45, has served as Senior Vice President and Chief Accounting Officer since February 2008. From October 2001 through February 2008, she served as Corporate Controller for the Company. Prior to joining the Company in November 2000, Ms. Rossi held various positions with Bristol Hotels & Resorts and Southmark Corporation.

DIRECTOR COMPENSATION

Director's Compensation

The following table shows compensation information for our current non-employee directors for fiscal year 2008.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert Druskin.	$19,500	—	$43,080	—	—	—	$ 62,580
Kurt R. Krauss	93,000	—	90,502	—	—	—	183,502
Ted B. Miller Jr.	85,500	—	90,502	—	—	—	176,002
Frank Varasano	91,500	—	90,502	—	—	—	182,002
Paul E. Sullivan	59,250	—	60,368	—	—	—	119,618

(1) This column reports the amount of cash compensation paid in fiscal year 2008 for Board of Directors and Committee service. This column includes fees paid to our non-employee directors for attending Board of Directors and Committee meetings (in person or telephonically), service as Lead Independent Director, service as chair of one of the Committees of the Board of Directors, annual retainer, and participation in the Special Committee.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options previously granted to the directors. The fair value was estimated using the Black-Scholes option-pricing model in accordance with SFAS 123(R). For a discussion of valuation assumptions used in the SFAS 123(R) calculations, see Note 2 to the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended June 30, 2008.

(3) The following directors had the following outstanding option awards at the end of fiscal year 2008:

Director	Option Grant Date	Number of Option Shares Granted(a)	Grant Date Fair Value ($)
Robert Druskin	3/19/08	50,000	$456,871
Kurt R. Krauss	12/7/07	50,000	479,903
Ted B. Miller Jr.	12/7/07	50,000	479,903
Frank Varasano	12/7/07	50,000	479,903
Paul E. Sullivan	2/23/08	50,000	515,419

(a) 33⅓% of such options vest and become exercisable on the first, second and third anniversary date of each grant, unless a "change in control" (as defined in the applicable plan) occurs and makes the options fully exercisable.

Our compensation program for non-employee directors is designed to attract and retain qualified directors by offering compensation that is competitive with other companies and recognizes the time, expertise and accountability required by Board of Directors service. The Board of Directors must approve any changes to the director compensation program. Directors who are employees of ACS receive no compensation for their services as a director.

In fiscal year 2008, our non-employee directors were eligible to receive the following compensation for their services:

Fiscal Year 2008	Compensation
• Independent Director Annual Retainer	$ 45,000
• Lead Independent Director Annual Retainer	$ 25,000
• Audit Committee Chair Annual Retainer	$ 15,000
• Nominating and Corporate Governance Committee Chair Annual Retainer	$ 5,000
• Compensation Committee Chair Annual Retainer	$ 5,000
• Board Meeting (in person)	$ 2,000
• Board Meeting (telephonic)	$ 1,000
• Audit Committee Meeting (in person)	$ 2,000
• Audit Committee Meeting (telephonic)	$ 1,000
• Special Committee Meetings (chair)	$ 15,000/month
• Special Committee Meetings	$ 10,000/month
• Annual Stock Option Grant	7,500 shares
• Initial Stock Option Grant	40,000 shares(a)

(a) Effective December 7, 2007 the initial stock option grant to newly appointed directors was increased to 50,000 shares of our Class A common stock.

Pursuant to our Executive Benefit Plan, directors are also eligible for reimbursement up to $1,000 annually for any physical examination for the director performed by a designated physician or other licensed physician of their choice.

Stock Ownership Guidelines

For information regarding the Company's guidelines for stock ownership by its directors and executive officers, see the section entitled "Stock Ownership Guidelines" below.

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Our general compensation philosophy is that total compensation should vary based on our achievement of defined financial and non-financial goals and objectives, both individual and corporate. The Company's compensation structure centers around a "pay for performance" philosophy. Base salaries for our managers are generally maintained at a level below the market median, but managers have the opportunity to receive bonuses if their individual performance and the performance of their business unit meet certain goals, which if full bonuses are earned, results in their total compensation exceeding the market median. This philosophy applies more generally to all of our officers and senior management personnel, with the level of variability and the proportionate amount of bonus compensation increasing as the employee's level of responsibility increases. Each executive officer's bonus is based on the Company's achievement of defined financial goals and objectives, based only on consolidated corporate results, but subject to applicable business unit minimum profit growth. Our named executive officers for fiscal year 2008 (the "named executive officers") were Darwin Deason, Chairman of the Board of Directors; Lynn Blodgett, President and Chief Executive Officer; Tom Burlin, Executive Vice President and Chief Operating Officer; John Rexford, Executive Vice President, Corporate Development (and our Executive Vice President and Chief Financial Officer from November 2006 to September 2007), Kevin Kyser, Executive Vice President and Chief Financial Officer (from September 2007) and Tom Blodgett, Executive Vice President and Group President — Business Process Solutions.

Our executive compensation program is overseen and administered by the Compensation Committee, which is comprised entirely of independent directors as determined in accordance with various NYSE, SEC and Internal

Revenue Code rules. The Compensation Committee has reviewed current compensation practices and identified the following key strategic compensation design objectives:

- to attract and retain qualified, motivated executives;
- to closely align the financial interests of our executives with both the short and long-term interests of our stockholders;
- to promote fair treatment of all employees; and
- to encourage equity ownership by our executives.

Comparative Review

Our executive compensation program is intended to provide our named executive officers with overall levels of compensation that are competitive within the business process and information technology outsourcing industry, as well as within a broader spectrum of companies of similar size and complexity. In fiscal year 2008, our President and Chief Executive Officer, Lynn Blodgett reviewed compensation and bonus information for the Company's executive officers other than himself and submitted compensation recommendations to Mr. Deason and the Compensation Committee. In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

In setting executive compensation for fiscal year 2008, the Compensation Committee relied on information provided by Mercer Human Resource Consulting with respect to the compensation of the chief executive officers, chief operating officers and chief financial officers of our outsourcing peers, who were selected without regard to revenue or market capitalization. The companies included in the outsourcing peer group were Accenture Ltd.; Automatic Data Processing, Inc.; Computer Sciences Corporation; Convergys Corporation; DST Systems Inc.; Electronic Data Systems Corporation; Fiserv, Inc.; First Data Corporation; Hewitt Associates, Inc.; Perot Systems Corporation; Sabre Holdings Corporation; and Unisys Corporation. The peer group comparison was also used by Mr. Deason to make recommendations to the Compensation Committee for fiscal year 2008 executive compensation. The Compensation Committee used the comparative peer group information in considering and approving the recommendation of Mr. Deason.

Based on the information provided by Mercer Human Resource Consulting, the compensation paid to our Chief Executive Officer, Mr. Blodgett, and our Chief Operating Officer, Mr. Burlin, in fiscal year 2008 was between the median and 75th percentile for companies in our outsourcing peer group. The compensation paid in fiscal year 2007 to our Chief Financial Officer, who at the time of the study was Mr. Rexford, was above the top 75th percentile for companies in our outsourcing peer group. Mr. Rexford's compensation was greater than that of most of the other chief financial officers because a portion of his compensation was attributable to commission based payments related to mergers and acquisitions activity in connection with his ongoing role in our corporate development efforts.

Elements of Compensation

There are six major elements that comprise our compensation program for certain of our executive officers, including our named executive officers: (i) base salary; (ii) annual incentive opportunities, such as bonuses; (iii) long-term incentives — our stock incentive plans; (iv) generally available benefit programs; (v) executive perquisites; and (vi) change of control agreements. ACS has selected these elements because each is considered useful and necessary to meet one or more of the principal objectives of our compensation policy. For example, base salaries and bonus target percentages are set with the goal of attracting employees and adequately compensating and rewarding employees on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives and retaining key talent. The Compensation Committee believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain executives of public companies with the exception of certain "performance-based" compensation.

Our goal is to structure as many components of our executive officers' compensation as possible to qualify as "performance-based" to the extent doing so is in the best interests of the Company and our stockholders. However, certain forms and amounts of compensation may exceed the $1 million deduction limitation from year to year. Based on the rapidly changing nature of the industry, as well as the continued competitive market for outstanding leadership talent, the Compensation Committee believes it is appropriate and competitive to provide adequate compensation, even though it may not be fully tax-deductible.

The Compensation Committee reviews our compensation program on an annual basis, including each of the above elements. Retirement benefits for Mr. Deason are reviewed from time to time to ensure that benefit levels remain competitive but are not included in the annual determination of his compensation package. In setting compensation levels for a particular executive, the Compensation Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as our stock ownership guidelines and the executive's past and expected future contributions to our business.

- ***Base Salaries***

Each executive officer's base salary is reviewed at least annually and is subject to adjustment on the basis of individual, corporate and, in some instances, business unit performance. The Compensation Committee considers competitive, inflationary and market survey considerations, as well as salaries for comparable positions. As discussed in the section entitled "Comparative Review" above, we utilized a report prepared by Mercer Human Resource Consulting in determining base salaries for selected executive officers for fiscal years 2008 and 2009. Other factors in determining any adjustment of base salary include consideration of relative levels of responsibility, amount of business experience and future potential. Our Chief Executive Officer also provides a recommendation regarding the compensation for executive officers other than himself. In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

At a meeting of our Compensation Committee in August 2008, the salaries for our current named executive officers for fiscal year 2009 were approved. Mr. Deason's base salary under his employment agreement increased from $924,158 to $1,017,437, Mr. Lynn Blodgett's base salary increased from $750,000 to $850,000, Mr. Burlin's base salary increased from $500,000 to $600,000, Mr. Rexford's base salary increased from $500,000 to $515,000, Mr. Kyser's base salary increased from $330,000 to $430,000 and Mr. Tom Blodgett's base salary increased from $425,000 to $465,000. Based on information provided by Mercer Human Resource Consulting, the fiscal year 2009 base salaries paid to our Chief Executive Officer, Mr. Lynn Blodgett, our Chief Operating Officer, Mr. Burlin, and our Chief Financial Officer, Mr. Kyser, were below the median for these positions for companies in our outsourcing peer group and consistent with the Company's compensation philosophy for base salaries.

- ***Incentive Bonus***

Fiscal Year 2008 Bonus Plan

Approximately seven hundred (700) of our officers and other senior management personnel were participants in our FY08 Bonus Plan at the end of that fiscal year, including all of our named executive officers and certain other officers who were not named executive officers. Certain additional employees received discretionary bonus payments from the FY08 Bonus Plan.

Performance goals were established for groups as follows:

Consolidated ACS	The Consolidated ACS performance goals are established to ensure that certain consolidated corporate criteria are met before bonuses are paid. The percentage of achievement against the performance goals is multiplied by the percentage of achievement of the ACS Corporate or Business Unit performance goals, as applicable.
ACS Corporate	The bonus of each of the executive officers is determined based on the achievement of performance goals in this group.
Business Unit	The business unit calculation is determined by the achievement of performance goals for each business segment — Commercial Solutions and Government Solutions.

The performance goals established for each group are equally weighted in determining the achievement of performance goals. The performance goals for the FY08 Bonus Plan were: revenue growth; growth in earnings before interest and taxes; and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture, plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). ACS Corporate includes all of the above performance goals in addition to growth in consolidated earnings per share. Our named executive officers had no individual bonus goals and are evaluated under the ACS Corporate performance goals, subject to applicable business unit minimum profit growth.

No bonuses would have been payable if the Company's growth in consolidated earnings before interest and taxes was less than 4% and no bonuses would have been payable to business unit participants in the FY08 Bonus Plan if that particular business unit's growth in earnings before interest and taxes was less than 5%. The FY08 Bonus Plan performance goals were approved by the Compensation Committee.

For executive officers, the FY08 Bonus Plan required the exclusion of items that it determined were unusual or one time events that were not indicative of the performance of the named executive officers for the year from the calculation of the financial metrics used to determine bonus achievement. Adjustments made to financial metrics in one fiscal year are carried forward to the next fiscal year to determine bonus achievement for that next fiscal year. Most metrics are based on growth from the prior year results. Since the FY08 Bonus Plan allows, and in some cases requires, adjustments to actual results to determine the current year bonus achievement, we subsequently make these same adjustments when setting the baseline used for the subsequent year growth metrics.

In fiscal year 2008, the operating income was adjusted to exclude certain unusual items, principally certain legal costs related to the ongoing stock option investigations and potential sale of the Company and the shareholder derivative lawsuits and the divestiture-related gains on sale.

We have not disclosed target levels with respect to specific quantitative or qualitative performance-related factors considered by the Compensation Committee because disclosure of the specific performance goals would give our competitors information that could be leveraged for competitive advantage which would result in competitive harm to the Company. The maximum bonus that any executive officer received for the fiscal year 2008 under the FY08 Bonus Plan was $1,117,656. The Compensation Committee certified the achievement of the performance goals before the bonuses were paid. We believe that the target levels of performance are generally difficult to achieve and the likelihood of attaining the goals is not assured. For instance, in fiscal year 2008, executive officers earned from 0% to approximately 50% of the maximum bonus under the FY08 Bonus Plan.

In August 2008, the Committee and Board of Directors established a Senior Executive Annual Incentive Plan, which is being presented to stockholders for their approval as Proposal 2 in this proxy statement, as well as a Fiscal Year 2009 Management Bonus Plan. We intend for the two plans to, in general, have similar ACS Corporate performance goals.

- ***Long Term Incentives — Our Stock Incentive Plans***

We provide long-term incentive compensation through awards of stock options that generally vest over multiple years. Our equity compensation program is intended to align the interests of the participants, including our named executive officers, with those of our stockholders by creating an incentive for our named executive officers to maximize stockholder value. The equity compensation program also is designed to encourage our named executive officers to remain employed with ACS despite a very competitive labor market.

We granted stock options to our named executive officers in fiscal year 2008 under our 2007 Equity Incentive Plan. All proposed stock option grants to employees, including executive officers, are considered and, if deemed acceptable to the Compensation Committee, approved at a formal meeting of the Compensation Committee. Under the Company's stock option grant policy adopted on May 25, 2006 and revised on January 22, 2007 (hereafter, our "Stock Option Grant Policy"), among other things: (i) a formal meeting to approve option grants to employees is held on August 15th of each year; (ii) a formal meeting to approve option grants to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition are to usually be held on the day prior to or the day of our regularly scheduled quarterly Board of Directors meeting; (iii) the date of the formal meeting at which a grant is approved is the option grant date; and (iv) the exercise price for each approved grant will not be less than the fair market value of a share of the Company's Class A common stock on the date of grant which shall be determined by reference to the closing price for such stock on such date on the NYSE; provided that if a grant is made on a date when the NYSE is closed, then the fair market value of a share of the Company's Class A common stock on the date of grant shall be determined by reference to the closing price for such stock on the last day prior to the stock option grant date on which the NYSE was open for trading activities.

On August 15, 2007, the Compensation Committee granted the following number of options to the named executive officers under the 2007 Equity Incentive Plan (with those options having a forfeiture provision in case a change in control occurred within six months after grant), with the understanding that no grants would likely be made to the named executive officers in 2008: 400,000 options to Lynn Blodgett; 200,000 to Tom Burlin and 150,000 to each of Kevin Kyser, John Rexford and Tom Blodgett. On August 15, 2008, the Compensation Committee granted no options to the named executive officers under the 2007 Equity Incentive Plan.

- ***Generally Available Benefit Programs***

We also offer a number of other benefits to our named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefit programs include accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs, relocation/expatriate programs and services, educational assistance and certain other benefits.

Retirement Benefits

To assist our employees in accumulating funds for retirement (or for other purposes permitted by our plans) we provide our employees, including our named executive officers, the opportunity to participate in the ACS Savings Plan and the ACS Supplemental Savings Plan. For a description of these two plans, please see the section entitled "Retirement Benefits" below. While a small number of our non-executive employees may participate in pension or defined benefit plans, we offer the ACS Savings Plan and the ACS Supplemental Savings Plan in lieu of pension or defined benefit plans to our general employee base, including our named executive officers. In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement

In recognition of his efforts on behalf of the Company and his determination to position the Company for future growth, in fiscal year 1999 we entered into a Supplemental Executive Retirement Agreement and an employment agreement with our Chairman, Darwin Deason. The Supplemental Executive Retirement Agreement was terminated on January 1, 2009, as set forth under "Certain Executive Arrangements — Termination of Supplemental Executive Retirement Agreement and Related Options." A description of the Supplemental Executive Retirement Agreement, including amounts payable to Mr. Deason under the agreement, is set forth in the section entitled "Certain Executive Arrangements — Mr. Deason's Supplemental Executive Retirement Agreement" below. A description of Mr. Deason's employment agreement, as amended in fiscal years 2008 and 2009, including amounts payable to Mr. Deason under the agreement, is set forth in the sections entitled "Certain Executive Arrangements — Mr. Deason's Amended Employment Agreement" below and "Post-Termination Benefits — Change of Control and Termination Payments" below.

- ***Executive Perquisites***

The Compensation Committee reviews and approves any perquisites offered to executives. The Company offers the Executive Benefit Plan to promote the health and well-being of our executives, maximize the value of the compensation provided by the Company and minimize the time that executives spend managing personal affairs so that they may devote their full attention to Company business. While the Compensation Committee does not consider perquisites to be a significant component of executive compensation, it recognizes that such perquisites are an important factor in attracting and retaining talented executives. A description of the Executive Benefit Plan and other perquisites offered to our executive officers are set forth in the section entitled "Perquisites" below.

- ***Termination of Employment and Change of Control Benefits***

In fiscal year 2008, all of our named executive officers had written change of control or employment agreements for benefits that were due to them upon a change of control. In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

We believe that these change of control benefits are important to our ability to recruit executive officers. We also believe these benefits allow us to retain executives during times of unforeseen events when the executive's future is uncertain, but continued employment of the executives may be necessary for the Company.

Additional information regarding the change of control payments and severance benefits payable to our named executive officers, including estimates of the amounts payable under such agreements assuming a change of control or termination as of June 30, 2008, is set forth in the section entitled "Post Termination Benefits" below.

Stock Ownership Guidelines

On April 19, 2007 the Board of Directors revised the Company's guidelines for stock ownership by the Company's directors and executive officers, which had been originally adopted by the Board of Directors in September 2003. The Board of Directors may evaluate whether exceptions should be made to the guidelines for any director or executive officer and may from time to time change such guidelines.

The revised policy generally provides as follows:

- Our Chief Executive Officer is required to own, within five years after he or she becomes subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of five times his or her annual base salary.

- Our other executive officers are required to own, within five years after he or she becomes subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of three times his or her annual base salary.

- Independent directors serving on the Board of Directors are required to own, within three years after they become subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of three times their annual retainer.

- Vested options to purchase Class A common stock may be counted as shares owned in determining compliance with the guidelines.

Our named executive officers currently subject to the guidelines hold shares and vested options in sufficient number to comply with the minimum ownership requirements of the revised policy. Our independent directors currently subject to the guidelines have not yet completed three years of service and therefore are not yet subject to the minimum requirements of the revised policy.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee reviewed and discussed with management of the Company the foregoing Compensation Discussion and Analysis. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

TED B. MILLER, JR.* (Chairman)
PAUL E. SULLIVAN*
FRANK VARASANO*

Notwithstanding any statement in any of our filings with the SEC that might incorporate part or all of any future filings with the SEC by reference, including this Proxy Statement, the foregoing Report of the Compensation Committee is not incorporated by reference into any such filings.

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* Each of Messrs. Miller and Varasano has served as a member of the Compensation Committee since November 25, 2007. Mr. Sullivan has served as a member of the Compensation Committee since March 19, 2008. Messrs. Miller, Sullivan and Varasano were not involved in and did not participate in any decision of the Compensation Committee prior to the date that they joined the Compensation Committee.

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS 2008 AND 2007

The following table shows compensation information for our 2008 and 2007 fiscal years for our named executive officers:

Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Darwin Deason	2008	$923,911	—	—	$ 102,411(4)	$1,772,856	$(122,911)	$312,233(6)	$2,988,500
Chairman of the Board	2007	916,053	—	—	2,048,835(4)	1,835,468	952,710(5)	219,033(6)	5,972,099
Lynn Blodgett	2008	750,000	—	—	2,647,985	1,127,025	—	209,144(7)	4,734,154
President & Chief Executive Officer	2007	695,769	—	—	1,767,183	1,200,000	—	29,985(7)	3,692,937
Kevin Kyser	2008	321,922	—	—	617,339	292,677	—	27,714(8)	1,259,652
Executive Vice President and Chief Financial Officer (starting September 18, 2007)	2007	253,060	—	—	140,347	286,000	—	6,287(8)	685,694
John Rexford	2008	500,000	—	—	1,128,992	459,608		22,579(9)	2,111,179
Executive Vice President, Corporate Development (Executive Vice President and Chief Financial Officer until September 18, 2007)	2007	429,108	—	—	796,062	600,000	—	291,419(9)	2,116,589
Tom Burlin.	2008	500,000	—	—	968,079	464,813	—	58,307(10)	1,991,199
Executive Vice President and Chief Operating Officer	2007	420,913	—	—	542,306	600,000	—	25,454(10)	1,588,673
Tom Blodgett	2008	425,000	—	—	895,340	404,626	—	26,648(11)	1,751,614
Executive Vice President and Group President — Business Process Solutions	2007	338,066	—	—	504,294	277,478	—	2,447(11)	1,122,285

(1) We did not grant any stock awards to our named executive officers during fiscal year 2008 or 2007.

(2) The amount shown for each executive officer is the compensation cost recognized in our financial statements for fiscal year 2008 or 2007, as applicable, related to outstanding grants of stock options to each named executive officer to the extent we recognized compensation expense in such fiscal year for such awards in accordance with the provisions of SFAS 123(R). All of Mr. Deason's outstanding option grants were related to prior years. For a discussion of valuation assumptions used in the SFAS 123(R) calculations, see Note 2 of the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended June 30, 2008. We did not grant any stock appreciation rights to our named executive officers during fiscal year 2008 or 2007.

(3) The amounts shown for 2008 were earned under our FY08 Bonus Plan or were paid to the named executive officers in connection with the Company's agreement to pay them the difference between the original option grant price and the grant price on the revised measurement date, if applicable, when the Company re-priced all or a portion of their outstanding option grants to avoid adverse tax consequences to individual option holders, with the named executive officers receiving these cash reimbursements for the option grant price amendments: Mr. Deason, $655,200; Mr. Lynn Blodgett, $401,398; Mr. Kyser, $53,220; Mr. Rexford, $96,796; Mr. Burlin, $102,000 and Mr. Tom Blodgett, $82,408. For a discussion of the option grant price amendments, see Note 20 of the Notes to our Consolidated Financial Statements included in our SEC Form 10-K for the fiscal year ended June 30, 2008. For a description of the FY08 Bonus Plan, please see the section entitled "Compensation Discussion & Analysis — Incentive Bonus" above. The amounts shown for 2007 were earned under our FY07 Bonus Plan or our Special Executive FY07 Bonus Plan.

(4) As discussed in the section entitled "Certain Executive Arrangements" below, stock option grants were made to Mr. Deason to fund his Supplemental Executive Retirement Agreement, which were subsequently exercised or terminated. The Company recognized $0 and $1,159,005 of compensation costs in our financial statements for fiscal years 2008 and 2007, respectively, in accordance with the provisions of SFAS 123(R) related to the

stock option grants made to fund the Supplemental Executive Retirement Agreement of Mr. Deason. That compensation cost is excluded from the compensation cost reflected in the Option Awards column.

(5) We estimate that our obligation with respect to Mr. Deason under his Supplemental Executive Retirement Agreement decreased from $9,120,998 on June 30, 2007 to $8,998,087 on June 30, 2008. The Supplemental Executive Retirement Agreement was subsequently terminated. See "Certain Executive Arrangements — Termination of Supplemental Executive Retirement Agreement and Related Options" below.

(6) Represents $112,921 and $102,110 in non-business use of corporate aircraft calculated or based on the incremental cost to the Company in fiscal year 2008 and 2007, respectively, $4,604 and $5,228 in auto expense in fiscal year 2008 and 2007, respectively, $8,367 and $9,002 in group life insurance for fiscal year 2008 and 2007, respectively, $52,607 and $4,799 in tax and estate planning services for fiscal year 2008 and 2007, respectively, $127,346 and $86,219 in accounting and administrative services for fiscal year 2008 and 2007, respectively and $6,388 and $11,675 in medical costs under the Executive Medical Plan for 2008 and 2007, respectively. We maintain an overall security program for Mr. Deason due to business-related security concerns. Mr. Deason is provided with security systems and equipment as well as security advice and personal protection services. The cost of these systems and services are incurred as a result of business-related concerns and are not maintained as perquisites or otherwise for the personal benefit of Mr. Deason. As a result, we have not included such costs in the "All Other Compensation" column. We expended $480,698 in fiscal year 2008 and $423,011 in fiscal year 2007 for such security advice and personal protection services. With regard to the personal protection services, other executive officers and members of our Board of Directors receive the incidental benefit of these services when attending a meeting or other function at which Mr. Deason is also present; such incidental benefit has not been calculated or allocated for purposes of this table.

(7) Represents $9,210 and $1,402 in non-business use of corporate aircraft calculated or based on the incremental cost to the Company in fiscal year 2008 and 2007, respectively, $1,932 and $1,555 in group life insurance for fiscal year 2008 and 2007, respectively, $6,989 and $6,988 in long term disability insurance for fiscal year 2008 and 2007, respectively, $7,898 and $20,040 in medical costs under the Executive Medical Plan for fiscal year 2008 and 2007, respectively, $160,406 in relocation costs for fiscal year 2008, $2,875 and $0 in matching ACS Savings Plan contributions for fiscal year 2008 and 2007, respectively, $7,500 and $0 in tax and estate planning services for fiscal year 2008 and 2007, respectively and $12,334 and $0 in awards in fiscal year 2008 and 2007, respectively.

(8) Represents $293 and $192 in group life insurance in fiscal year 2008 and 2007, respectively, $5,410 and $0 in long term disability insurance in fiscal year 2008 and 2007, respectively, $4,211 and $3,609 in matching ACS Savings Plan contributions in fiscal year 2008 and 2007, respectively, $7,061 and $2,486 in medical costs under the Executive Medical Plan in fiscal year 2008 and 2007, respectively, and $10,739 and $0 in awards in fiscal year 2008 and 2007, respectively.

(9) Represents $1,242 and $860 in group life insurance for fiscal year 2008 and 2007, respectively, $7,824 and $8,844 in long term disability insurance for fiscal year 2008 and 2007, respectively, $4,125 and $6,230 in matching ACS Savings Plan contributions for 2008 and 2007, respectively, $7,243 and $7,638 in medical costs under the Executive Medical Plan for fiscal year 2008 and 2007, respectively, $1,000 and $0 in tax and estate planning services for fiscal year 2008 and 2007, respectively, $1,145 and $0 in awards for fiscal year 2008 and 2007, respectively, and $0 and $267,847 in commission payments related to mergers and acquisitions activity for fiscal year 2008 and 2007, respectively. A part of Mr. Rexford's compensation in fiscal year 2007 was tied to commission payments for closed mergers and acquisitions based on a target percentage related to revenue acquired by the Company in such transactions.

(10) Represents $1,242 and $913 in group life insurance in fiscal year 2008 and 2007, respectively, $5,463 and $24,541 in medical costs under the Executive Medical Plan in fiscal year 2008 and 2007, respectively, $1,840 and $0 in matching ACS Saving Plans contributions in fiscal year 2008 and 2007, respectively, $1,165 and $0 in awards in fiscal year 2008 and 2007, respectively, $5,964 and $0 in long term disability insurance in fiscal year 2008 and 2007, respectively, and $42,633 of relocation costs in fiscal year 2008.

(11) Represents $1,485 and $961 in group life insurance in fiscal year 2008 and 2007, respectively, $3,624 and $0 in medical costs under the Executive Medical Plan in fiscal year 2008 and 2007, respectively, $1,765 and $1,486 in matching ACS Saving Plans contributions in fiscal year 2008 and 2007, respectively, $9,808 and $0 in awards in fiscal year 2008 and 2007, respectively, $7,466 and $0 in long term disability insurance in fiscal year 2008 and 2007, respectively, and $2,500 in tax planning services for fiscal year 2008.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our named executive officers during fiscal year 2008, which ended on June 30, 2008.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2008

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards				All Other		
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Awards: Number of Shares of Stock or Units (#)	Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ share)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Darwin Deason	9/24/07	—	—	2,310,395	—	—	—	—	—	—	—
Lynn Blodgett	7/9/07	—	—	—	—	—	—	60,000	—	59.13	889,168
	8/15/07	—	—	—	—	—	—	400,000	—	50.29	4,950,153
	9/24/07	—	—	1,500,000	—	—	—	—	—	—	—
John Rexford	7/9/07	—	—	—	—	—	—	25,000	—	59.13	370,487
	8/15/07	—	—	—	—	—	—	150,000	—	50.29	1,856,307
	9/24/07	—	—	750,000	—	—	—	—	—	—	—
Tom Burlin	8/15/07	—	—	—	—	—	—	200,000	—	50.29	2,475,076
	9/24/07	—	—	750,000	—	—	—	—	—	—	—
Kevin Kyser	8/15/07	—	—	—	—	—	—	150,000	—	50.29	1,856,307
	9/24/07	—	—	495,000	—	—	—	—	—	—	—
Tom Blodgett	8/15/07	—	—	—	—	—	—	150,000	—	50.29	1,856,307
	9/24/07	—	—	637,500	—	—	—	—	—	—	—

(1) Amounts shown represent the maximum awards that could be earned by our named executive officers under the FY08 Bonus Plan for fiscal year 2008. Actual bonuses paid under this plan for fiscal year 2008 are shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) The value of an option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). The exercise price for each option grant is 100% of the fair market value of a share of the Company's Class A common stock on the date of grant which was determined by reference to the closing price for the stock on the grant date on the NYSE. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of the Company's common stock at such date in the future when the option is exercised. These options were granted under our 2007 Stock Incentive Plan and generally vest and become exercisable 20% on each of the first five anniversary dates of the grant date.

Stock Plans

2007 Equity Incentive Plan

On June 7, 2007, our stockholders approved our 2007 Equity Incentive Plan (the "2007 Equity Plan"). This plan replaced our 1997 Stock Incentive Plan, which has expired. The 2007 Equity Plan is administered by the Compensation Committee, which has full and final authority to select persons to receive awards and establish the terms of such awards, unless authority is specifically reserved (i) to our Board of Directors, (ii) by our certificate of incorporation, as amended, (iii) by our Bylaws, or (iv) by other applicable law.

The 2007 Equity Plan provides that, subject to any required action by our stockholders, the number of shares of common stock covered by each outstanding award, the number of shares of common stock that have been authorized for issuance under the 2007 Equity Plan, as well as the price per share of common stock covered by each such outstanding award, and the limit on the number of shares that may be issued to an individual (as provided in 2007 Equity Plan) will be proportionately adjusted for any increase or decrease in the number of issued shares of common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the

Company will not be deemed to have been "effected without receipt of consideration." Any such adjustment will be made by the Board of Directors, whose determination in that respect will be final, binding and conclusive. Unless otherwise provided in the 2007 Equity Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, will affect, and no adjustment by reason thereof will be made with respect to, the number or price of shares of common stock subject to an option.

In the event of a change of control, our 2007 Equity Plan provides that the grant agreement, including those for our named executive officers, may provide that all outstanding options will vest and become exercisable and all other awards will become vested effective the day immediately prior to the change of control. A change of control under the 2007 Equity Plan is the merger, consolidation or other reorganization with or into another person, entity or group of entities under common control or the sale of a majority of our outstanding capital stock or all or substantially all of our assets to any other person, entity or group of entities under common control and as a result of such merger, consolidation, reorganization or sale, more than 50% of the combined voting power of the then-outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than 50% of our combined voting power prior to such transaction. However, (i) any transaction that is effected by the Company for the purposes of internal corporate restructuring of the Company and its affiliated companies, which results in any or all of the combined voting power of the voting securities of the Company being held by an entity affiliated with the Company immediately prior to such transaction, or (ii) any transaction or series of transactions, which results in the ownership by Darwin Deason, and/or any person, entity or group of entities that he controls, of more than 50% of the combined voting power of the Company, shall not constitute or result in a change of control.

1997 Stock Incentive Plan

Our stockholders approved the Company's 1997 Stock Incentive Plan (the "1997 Plan") on December 16, 1997. The 1997 Plan permits the grant of nonstatutory stock options, stock purchase rights, stock appreciation rights, deferred stock, dividend equivalents and awards of restricted stock to employees, consultants and outside directors. The 1997 Plan also permits the grant of incentive stock options within the meaning of Section 422 of the Code to our employees.

The 1997 Plan has expired and was replaced by our 2007 Equity Plan.

In the event of a change of control, our 1997 Plan provides that the grant agreement may provide that all outstanding options will vest and become exercisable and all other awards will vest effective the day immediately prior to the change of control. A change of control under the 1997 Plan is the merger, consolidation or other reorganization with or into another person, entity or group of entities under common control or the sale of a majority of our outstanding capital stock or all or substantially all of our assets to any other person, entity or group of entities under common control and as a result of such merger, consolidation, reorganization or sale, more than 51% of the combined voting power of the then outstanding voting securities of the surviving person or entity immediately after such transaction are held in the aggregate by a person, entity or group of entities under common control who beneficially owned less than 51% of our combined voting power prior to such transaction.

Employee Stock Purchase Plan

Under our 1995 Employee Stock Purchase Plan ("ESPP"), a maximum of 4 million shares of Class A common stock can be issued to substantially all full-time employees who elect to participate. In September 2002, the Board of Directors approved an amendment to the ESPP to increase the number of shares that can be issued under the plan from 2 million to 4 million. Through payroll deductions, eligible participants may purchase our stock at a 5% discount to market value. The Plan permits the stock to either be purchased by the ESPP in the open market or issued from our treasury account, or a combination of both. Our named executive officers are eligible to participate in the ESPP.

Retirement Benefits

ACS Savings Plan. The ACS Savings Plan is a defined contribution plan with a 401(k) feature. We previously matched 25% of the first 6% of eligible compensation that an employee contributes to the ACS Savings Plan per year, but suspended the match in January 2009. The contributions to the plan are made by us for each of our executive officers on the same terms as applicable to all other employees. Contributions to the plan cannot be made after an employee earns $245,000 in earnings during the year. Contributions to the plan are capped at $16,500 per year. A participant becomes 50% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes two years of service, and becomes 100% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes three years of service or, if earlier, the participant becomes disabled or dies, or in the case of a termination of the ACS Savings Plan. If a participant's service terminates before he or she is vested, the participant will forfeit the unvested portion of the ACS match and any earnings thereon. According to the ACS Savings Plan, employees who are defined as Highly Compensated Employees ("HCE") in accordance with the Internal Revenue Service guidelines will be "capped" annually at a specified deferral rate. The "cap" was 5% of eligible earnings for calendar years 2007 and 2008. This "cap" will be determined annually based on the results of the ACS Savings Plan's discrimination testing.

ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCEs of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We previously matched 25% of the first 1% of eligible compensation that an employee contributes to the ACS Supplemental Savings Plan per year if he or she was enrolled the ACS Savings Plan (described above) and his or her contributions to the ACS Savings Plan were "capped" by the Company, but suspended the match in January 2009.

Perquisites

We offer the Executive Benefit Plan to promote the health and well-being of our executives, including our named executive officers. The Executive Benefit Plan consists of the following components:

- *Executive Medical Plan.* Under the Executive Medical Plan, which is a fully insured plan of up to $25,000 per participant, normal and customary medical, dental and vision care costs for executives and their immediate family members are paid by us. We do not pay non-medically necessary costs, such as cosmetic surgery. If costs paid by the Company exceed $25,000 or relate to services or supplies considered experimental, investigational or under clinical investigation, then the medical expenses that exceed the $25,000, along with any expenses for experimental, investigational or under clinical investigation services or supplies, are imputed as income to the executive.

- *Executive Long-Term Disability Plan.* Certain of our executive officers are eligible to participate in our Executive Long-Term Disability Plan which provides additional long-term disability coverage through age 65 for certain of our executive officers in addition to the standard policy provided to each of our employees.

- *Prescription Benefit.* Paid prescription coverage up to 100% for our executive officers and their immediate family members.

- *Annual Physical Examination.* Reimbursement of up to $1,000 annually for any physical examination for the executive officer and up to $500 annually for any physical examination for the executive officer's spouse, performed by a designated physician or other licensed physician of their choice.

- *Estate Planning Services.* Our executive officers receive a benefit of up to $25,000 for initial estate planning services and up to $10,000 per annum for subsequent services.

- *Income Tax Preparation.* Each of our executive officers may be reimbursed, up to $1,000 per annum, for income tax preparation services for preparation of their income tax returns.

Additionally, we pay the annual dues for club memberships for a limited number of executive officers, including Darwin Deason, Lynn Blodgett, Tom Burlin and John Rexford. The memberships are intended to be used primarily for business purposes, although the applicable executive officers may use the club for personal purposes. Executive officers are required to pay all costs related to their personal use of the club.

Equity Compensation Plan Information

The following table summarizes certain information related to our stock option plan for the fiscal year ended June 30, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason	240,000	—	—	$35.75	07/23/12	—	—	—	—
	360,000	—	—	37.57	07/23/12	—	—	—	—
Lynn Blodgett	800	—	—	44.87	9/26/11	—	—	—	—
	30,000	—	—	35.75	7/23/12	—	—	—	—
	45,000	—	—	37.57	7/23/12	—	—	—	—
	80,000	20,000(1)	—	44.10	8/11/13	—	—	—	—
	60,000	40,000(2)	—	51.90	7/30/14	—	—	—	—
	120,000	80,000(3)	—	50.25	3/18/15	—	—	—	—
	28,000	112,000(4)	—	49.55	12/9/16	—	—	—	—
	—	60,000(5)	—	59.13	7/9/17	—	—	—	—
	—	400,000(6)	—	50.29	8/15/17	—	—	—	—
John Rexford	40,000	10,000(7)	—	44.10	8/11/13	—	—	—	—
	15,000	10,000(8)	—	51.90	7/30/14	—	—	—	—
	60,000	40,000(9)	—	50.25	3/18/15	—	—	—	—
	15,000	60,000(10)	—	49.55	12/9/16	—	—	—	—
	—	25,000(11)	—	59.13	7/9/17	—	—	—	—
	—	150,000(12)	—	50.29	8/15/17	—	—	—	—
Tom Burlin	60,000	40,000(13)	—	51.83	6/13/15	—	—	—	—
	20,000	80,000(14)	—	49.55	12/9/16	—	—	—	—
	—	200,000(15)	—	50.29	8/15/17	—	—	—	—
Kevin Kyser	2,000	—	—	35.75	7/23/12	—	—	—	—
	3,000	—	—	37.57	7/23/12	—	—	—	—
	1,500	—	—	43.00	7/21/13	—	—	—	—
	4,500	1,500(16)	—	44.10	7/21/13	—	—	—	—
	4,500	3,000(17)	—	51.90	7/30/14	—	—	—	—
	2,000	3,000(18)	—	52.99	9/13/15	—	—	—	—
	5,000	20,000(19)	—	49.62	8/15/16	—	—	—	—
	10,000	40,000(20)	—	59.13	6/14/17	—	—	—	—
	—	150,000(21)	—	50.29	8/15/17	—	—	—	—
Tom Blodgett	8,800	—	—	44.87	9/26/11	—	—	—	—
	8,000	—	—	37.57	7/23/12	—	—	—	—
	8,000	4,000(22)	—	44.10	7/21/13	—	—	—	—
	8,000	8,000(23)	—	51.90	7/30/14	—	—	—	—
	60,000	40,000(24)	—	50.25	3/18/15	—	—	—	—
	10,000	40,000(25)	—	59.13	6/14/17	—	—	—	—
	—	150,000(26)	—	50.29	8/15/17	—	—	—	—

(1) This option was granted on August 11, 2003. 20,000 shares became exercisable on August 11, 2008. All of the options listed would, to the extent not otherwise exercisable, be accelerated and become fully exercisable upon the occurrence of a "change of control" (as defined in the applicable plan).

(2) This option was granted on July 30, 2004. 20,000 shares became exercisable on July 30, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on July 30, 2009.

(3) This option was granted on March 18, 2005. 40,000 shares became exercisable on March 18, 2009. Assuming continued employment with the Company, 40,000 shares will become exercisable on March 18, 2010.

(4) This option was granted on December 9, 2006. 28,000 shares became exercisable on December 9, 2008. Assuming continued employment with the Company, 28,000 shares will become exercisable on December 9 of each of 2009, 2010 and 2011.

(5) This option was granted on July 9, 2007. 12,000 shares became exercisable on July 9, 2008. Assuming continued employment with the Company, 12,000 shares will become exercisable on July 9 of each of 2009, 2010, 2011 and 2012.

(6) This option was granted on August 15, 2007. 80,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 80,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

(7) This option was granted on August 11, 2003. 10,000 shares became exercisable on August 11, 2008.

(8) This option was granted on July 30, 2004. 5,000 shares became exercisable on July 30, 2008. Assuming continued employment with the Company, 5,000 shares will become exercisable on July 30, 2009.

(9) This option was granted on March 18, 2005. 20,000 shares became exercisable on March 18, 2009. Assuming continued employment with the Company, 20,000 shares will become exercisable on March 18, 2010.

(10) This option was granted on December 9, 2006. 15,000 shares became exercisable on December 9, 2008. Assuming continued employment with the Company, 15,000 shares will become exercisable on December 9 of each of 2009, 2010 and 2011.

(11) This option was granted on July 9, 2007. 5,000 shares became exercisable on July 9, 2008. Assuming continued employment with the Company, 5,000 shares will become exercisable on July 9 of each of 2009, 2010, 2011 and 2012.

(12) This option was granted on August 15, 2007. 30,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 30,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

(13) This option was granted on June 13, 2005. 20,000 shares became exercisable on June 13, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on June 13 of each of 2009 and 2010.

(14) This option was granted on December 9, 2006. 20,000 shares became exercisable on December 9, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on December 9 of each of 2009, 2010 and 2011.

(15) This option was granted on August 15, 2007. 40,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 40,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

(16) This option was granted on July 21, 2003. 1,500 shares became exercisable on July 21, 2008.

(17) This option was granted on July 30, 2004. 1,500 shares became exercisable on July 30, 2008. Assuming continued employment with the Company, the remaining 1,500 shares will become exercisable on July 30, 2009.

(18) This option was granted on September 13, 2005. 1,000 shares became exercisable on September 13, 2008. Assuming continued employment with the Company, 1,000 shares will become exercisable on September 13 of each of 2009 and 2010.

(19) This option was granted on August 15, 2006. 5,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 5,000 shares will become exercisable on August 15 of each of 2009, 2010 and 2011.

(20) This option was granted on June 14, 2007. 10,000 shares became exercisable on June 14, 2008. Assuming continued employment with the Company, 10,000 shares will become exercisable on June 14 of each of 2009, 2010, 2011 and 2012.

(21) This option was granted on August 15, 2007. 30,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 30,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

(22) This option was granted on July 21, 2003. 4,000 shares became exercisable on July 21, 2008.

(23) This option was granted on July 30, 2004. 4,000 shares became exercisable on July 30, 2008. Assuming continued employment with the Company, the remaining 4,000 shares will become exercisable on July 30, 2009.

(24) This option was granted on March 18, 2005. 20,000 shares became exercisable on March 18, 2009. Assuming continued employment with the Company, 20,000 shares will become exercisable on March 18, 2010.

(25) This option was granted on June 14, 2007. 10,000 shares became exercisable on June 14, 2008. Assuming continued employment with the Company, 10,000 shares will become exercisable on June 14 of each of 2009, 2010, 2011 and 2012.

(26) This option was granted on August 15, 2007. 30,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 30,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

Equity Awards to fund Deason's Supplemental Executive Retirement Agreement

In addition to the equity awards shown above and as discussed in the section entitled "Certain Executive Arrangements" below, option grants were made to Mr. Deason to fund his Supplemental Executive Retirement Agreement, with the vesting and exercise dates matching the funding dates under the Supplemental Executive Retirement Agreement. These grants were subsequently exercised or were terminated. For additional information regarding Mr. Deason's option grant that was exercised in October 2008, please see the section entitled "Certain Executive Arrangements" below. For additional information regarding Mr. Deason's option grant that was terminated, please see the section entitled "Certain Executive Arrangements — Termination of Supplemental Executive Retirement Agreement and Related Options" below. The following table shows all equity awards which were outstanding as of June 30, 2008 which were made for that purpose.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason	150,000	—	—	11.53125	10/8/08(1)(2)	—	—	—	—
	—	300,000	—	44.10	8/11/13(3)	—	—	—	—

(1) For additional information regarding the exercise of this option, please see the section entitled "Certain Executive Arrangements" below.

(2) This option was fully vested and exercisable as of June 30, 2007 and was exercised in full on October 2, 2008.

(3) This option was terminated on December 31, 2008, as is set forth in the section entitled "Certain Executive Arrangements — Termination of Supplemental Executive Retirement Agreement and Related Options" below. It would have fully vested in connection with the termination of Mr. Deason's employment with the Company under the following circumstances: early or normal retirement, change of control of the Company, disability, death, or other reasons for a resignation by Mr. Deason.

Option Exercises and Stock Vested as of June 30, 2008

The following table shows the number of employee stock options exercised and the gross value realized by the named executive officers during fiscal year 2008. The dollar value reflects the total pre-tax value realized by such officers (the Company's stock price at exercise minus the option's exercise price), not the grant-date fair value or recognized compensation expense disclosed elsewhere in this document. Value from these option exercises was only realized to the extent our stock price increased relative to the stock price at grant (exercise price). The options exercised were granted to the named executive officers during 2000 and thereafter. Consequently, the value realized by the executives upon exercise of the options was actually earned over a period of up to seven years.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Darwin Deason	—	—	—	—
Lynn Blodgett	171,200	$4,176,712	—	—
John Rexford	80,000	$1,959,861	—	—
Tom Burlin	—	—	—	—
Kevin Kyser	15,000	$ 349,065	—	—
Tom Blodgett	—	—	—	—

The Company did not issue any stock awards to our named executive officers during fiscal year 2008.

Pension Benefits

The table below shows benefits payable to Mr. Deason under his Supplemental Executive Retirement Agreement as of June 30, 2008. ACS's other executive officers received no benefits in fiscal year 2008 from the Company under any defined benefit pension plans. The Supplemental Executive Retirement Agreement was subsequently terminated on January 1, 2009, as set forth in "Certain Executive Arrangements — Termination of Supplemental Executive Retirement Agreement and Related Options" below. For a discussion of the valuation assumptions used in the present value of accumulated benefit calculations, see Note 13 to the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended June 30, 2008. A further description of the Supplemental Executive Retirement Agreement, including amounts payable to Mr. Deason under the agreement, is set forth in the section entitled "Certain Executive Arrangements — Mr. Deason's Supplemental Executive Retirement Agreement" below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Darwin Deason	Supplemental Executive Retirement Agreement	8(1)	$8,998,087	0

(1) Service credits were achieved beginning on the effective date of the Supplemental Executive Retirement Agreement on December 1, 1998 through May 2005 at which point Mr. Deason's supplemental retirement benefit was capped at 56% of his final average compensation pursuant to the terms of the Supplemental Executive Retirement Agreement. Additional service since May 2005 would not have increased Mr. Deason's benefit other than with respect to the calculation of his final average compensation under the Supplemental Executive Retirement Agreement.

Non-qualified Deferred Compensation

Certain of our named executive officers participate in a non-qualified deferred compensation plan, the ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCEs of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We previously matched 25% of the first 1% of eligible compensation per year that an employee contributes if they have reached the 5% cap under the ACS Savings Plan, but suspended the match in January 2009.

The following table shows certain information for the named executive officers under the ACS Supplemental Savings Plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2008

Name	Executive Contributions in Fiscal Year 2008 ($)	Registrant Contributions in Fiscal Year 2008 ($)	Aggregate Earnings in Fiscal Year 2008 ($)	Aggregate Withdrawals/ Distributions in Fiscal Year 2008 ($)	Aggregate Balance at June 30, 2008 ($)
Darwin Deason	—	—	—	—	—
Lynn Blodgett	—	—	—	—	—
John Rexford	$ 25,000(1)	$1,250(2)	$ (9,923)	—	$ 93,821
Tom Burlin	—	—	—	—	—
Kevin Kyser	155,606(1)	805(2)	(13,329)	—	376,131
Tom Blodgett	97,996(1)	—	(21,442)	—	384,995

(1) The amount of Mr. Rexford's, Mr. Kyser's and Mr. Tom Blodgett's contribution consists of deferred salary earned in fiscal year 2008. These amounts are included in the Salary column of the Summary Compensation Table. In fiscal year 2007, Mr. Rexford contributed $25,002 of deferred salary and that amount was included in the Salary column of the Summary Compensation Table for that fiscal year.

(2) Amount of the Company's matching contribution.

Equity Compensation Plan Information

The following table summarizes certain information related to our stock option and employee stock purchase plans for the fiscal year ended June 30, 2008.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights as of June 30, 2008	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Initial Column) as of June 30, 2008
Equity compensation plans approved by security stockholders			
Stock options	13,682,410(1)	$47.82	10,542,500(2)
Employee stock purchase plan	N/A	N/A	646,457(3)
Equity compensation plans not approved by security stockholders	—	—	—
Total	13,682,410	$47.82	11,188,957

(1) These plans consist of the 1997 Stock Incentive Plan and the 2007 Equity Incentive Plan. Upon exercise, the holder is entitled to receive Class A common stock.

(2) In June 2007, our stockholders approved the 2007 Equity Incentive Plan which replaced the expiring 1997 Stock Incentive Plan. The shares remaining available as of June 30, 2008 are shares under the 2007 Equity Incentive Plan.

(3) This number excludes 25,088 shares that were purchased in connection with the fourth quarter fiscal year 2008 purchase period under our employee stock purchase plan.

Post Termination Benefits

Change of Control Agreements

In fiscal year 2008, Lynn Blodgett, Tom Burlin, John Rexford, Kevin Kyser and Tom Blodgett had written change of control agreements for benefits that were due to them upon a change of control. As discussed in the section entitled "Certain Executive Arrangements — Mr. Lynn Blodgett's Amended and Restated Employment Agreement" below, Mr. Lynn Blodgett's change of control agreement has subsequently been replaced by his amended and restated employment agreement. As a result, Mr. Lynn Blodgett's benefits under his change of control agreement ceased to apply upon the adoption of his employment agreement. However, we have included a description of the change of control agreement since it was in place during much of fiscal year 2008. The change in control agreements for certain of the other executive officers remain in effect.

As defined in each of the change of control agreements, a change of control occurs if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees or a person or entity that holds 15% or more of our outstanding common stock on the date the particular change of control agreement was entered into) becomes the beneficial owner of 51% or more of our outstanding common stock; or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of the Board of Directors before the date specified in each respective change of control agreement, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office. Each named executive officer listed above is entitled to receive the severance benefit described below upon consummation of any change of control event.

Each of the change of control agreements provide for cash benefits payable to the executive as well as certain non cash benefits that the Company will be responsible for providing in the event of a change in control.

Each of Mr. Burlin's, Mr. Kyser's, Mr. Rexford's and Mr. Tom Blodgett's current change of control benefits include a lump sum payment equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus for the preceding fiscal year (or if employed for less than one year, the bonus the executive officer would have received if employed for all of the preceding fiscal year), plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Mr. Rexford's change of control benefits during the fiscal year ending June 30, 2008 included a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the sum of (y) the amount paid to the executive under his commission arrangement with the Company from December 1, 2006 through June 30, 2007, plus (z) the bonus the executive earned under the Company's Special Executive FY07 Bonus Plan (up to a maximum of $750,000), plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Under the change of control agreements, we will also (a) pay accrued but unpaid compensation and deferred compensation; (b) continue to provide for up to three years following the executive's termination of employment insurance benefits (medical, dental, life insurance, disability and accidental death and dismemberment) to the executive until the executive secures employment that provides replacement insurance and thereafter (subject to the three year limit) to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, (c) provide outplacement counseling assistance for one year; (d) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the five (5) year period following the change of control; and (e) credit the executive with three years of participation and age credit when determining any executive's eligibility for post-retirement benefits under any welfare benefit plan.

Each of these executives is also entitled to receive additional payments to compensate for the effect of excise taxes imposed under Section 4999 of the Internal Revenue Code and any interest or penalties associated with these excise taxes upon payments made by us for the benefit of the executive. Any excise tax gross up that may be owed by the Company to reimburse the executives for their actual excise tax liability would be determined based on the total change of control compensation, including, if applicable, the accelerated vesting of equity options held by the executives, and the amount of such options held at the change of control date, the exercise prices and vesting dates of each grant outstanding. Other significant variable factors which would affect the calculation of the excise tax gross up would be the actual change of control date, stock price paid upon the change of control, the determination of the future federal, state and local income tax rates applicable for the affected executives, and the actual terms and structure of the change of control transaction, such as valuation methodology for stock options, whether equity, stock and or options held by the executives may be cashed out, substituted for equity of the acquirer, substituted for options of the acquirer, or some combination of these.

If an excise tax is incurred by an executive, the tax gross up amount payable by the Company in cash to the executive is determined by the following formula:

(Tentative excise tax before gross up)

divided by

(one less the sum of all tax rates applicable to the executive, such as excise tax rate(s), federal income tax rate, Medicare tax rate, social security tax rate (only if the executive has not already exceeded the maximum wage base for the year of the change of control), state income tax rate, and any local income tax rates (e.g., city, county or other local taxing jurisdiction)).

Each of the change of control agreements may be terminated by us with one year advance written notice to the respective named executive officer; however, if a change of control is consummated prior to termination by us, these agreements will remain in effect for the time necessary to give effect to the terms of the agreements.

In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

Change of Control and Termination Payments

Change of Control Benefits Payable at June 30, 2008

The table below includes (i) the estimated amounts of cash compensation and the estimated value of non cash benefits per the terms of the employment and change of control agreements, as well as the Supplemental Executive Retirement Agreement for Mr. Deason; (ii) the estimated excise tax amounts based on the cash and non cash benefits and the values attributable to the accelerated vesting of stock options under Rev. Proc. 2003-68; and (iii) the vesting of unvested stock options, assuming a change of control on June 30, 2008 (and the closing price of $53.49 for the Class A shares on that date).

Executive Officer	Cash Payment (before Tax Gross Up) ($) (a)	Value of Non Cash Benefits ($) (b)	Cash Payment for Tax Gross Up ($)	Vesting of Unvested Stock Options ($)	Total ($)
Darwin Deason(c)	$27,728,217	$ 273,483	$12,985,234	$2,817,000	$43,803,934
Lynn Blodgett	6,604,473	203,157	—	2,231,880	9,039,510
Tom Burlin	3,693,240	268,491	1,895,941	1,021,600	6,879,272
John Rexford	3,936,944	281,145	—	955,800	5,173,889
Kevin Kyser	2,604,774	264,969	1,389,927	577,755	4,837,425
Tom Blodgett	2,897,850	267,399	—	659,880	3,825,129
Total	$47,465,498	$1,558,644	$16,271,102	$8,263,915	$73,559,159

(a) The cash payment is principally composed of the base salary and bonus component, but also includes the cash payment for accrued but unpaid compensation, 401(k) deferred compensation and supplemental deferred compensation.

(b) The non cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

(c) Includes Supplemental Executive Retirement Agreement amount of $13,108,042 payable if a change of control occurred on June 30, 2008. The Supplemental Executive Retirement Agreement was subsequently terminated on January 1, 2009, as set forth in "Certain Executive Arrangements — Termination of Supplemental Executive Retirement Agreement and Related Options" below.

Termination Benefits Payable at June 30, 2008 for Involuntary Termination Without Cause, Termination By the Executive for Good Reason or Termination of Agreement

The table below includes (i) the estimated amount of cash compensation that would be paid to Mr. Deason under his Supplemental Executive Retirement Agreement (the "Agreement"), assuming that his employment terminated on June 30, 2008 for one of the following reasons: (a) normal or late retirement (as defined in the Agreement); (b) total and permanent disability (as defined in the Agreement); (c) death; (d) resignation for any reason not described in (a) through (c); or (e) termination by the Company for any reason other than cause (as defined in the Agreement); (ii) the estimated amount of cash compensation and the estimated value of non cash benefits per the terms of the employment agreement with Mr. Lynn Blodgett and the vesting of unvested stock options, assuming that his employment terminated on June 30, 2008, when the Company's stock closing price was $53.49 for one of the following reasons: (e) involuntary termination without cause; (f) termination by Mr. Lynn Blodgett for "good reason" (as defined in his employment agreement) or (g) the termination of his agreement; and (iii) the estimated amount of cash compensation, for the other executive officers, assuming that their employment was terminated on June 30, 2008 as a result of a "qualifying termination" (as defined below).

Executive Officer	Cash Payment ($)	Value of Non Cash Benefits ($) (d)	Vesting of Unvested Stock Options ($)	Total ($)
Darwin Deason(a)	$13,108,042	—	—	$13,108,042
Lynn Blodgett(b)	6,604,473	203,157	2,231,880	9,039,510
Tom Burlin(c)	88,119	—	—	88,119
John Rexford(c)	370,285	—	—	370,285
Kevin Kyser(c)	580,779	—	—	580,779
Tom Blodgett(c)	549,929	—	—	549,929
Total	$21,301,627	$203,157	$2,231,880	$23,736,664

(a) The cash payment is the Supplemental Executive Retirement Agreement amount of $13,108,042 payable if a termination occurred on June 30, 2008. The Supplemental Executive Retirement Agreement was subsequently terminated on January 1, 2009, as set forth in "Certain Executive Arrangements — Termination of Supplemental Executive Retirement Agreement and Related Options."

(b) The cash payment is composed of (i) any accrued but unpaid compensation; (ii) three times the base salary and bonus paid for the prior year; (iii) 401(k) deferred compensation and supplemental deferred compensation.

(c) The cash payment is composed of (i) amounts which could be received under the Company's Supplemental Unemployment Pay Plan (the "Plan") as described in the next sentence; and (ii) 401(k) deferred compensation (under the ACS Savings Plan) and supplemental deferred compensation (under the ACS Supplemental Savings Plan). Under the Plan, full time United States-based employees with at least one full year of service who are terminated because of a "qualifying termination" (as defined in the Plan) and who otherwise are not eligible for benefits upon the their termination of employment may receive two weeks of base pay (less any amounts from any state unemployment program for which the employee would be eligible) for each full year of service, subject to a maximum of ten weeks of base pay and their compliance with the conditions of the Plan. Messrs. Rexford, Kyser and Tom Blodgett would be eligible for ten weeks of base pay under the Plan and Mr. Burlin would be eligible for six weeks of base pay. These figures for the Plan assume no payments are received from any state unemployment program. In addition to payments under the Plan, Mr. Burlin, Mr. Rexford, Mr. Kyser and Mr. Tom Blodgett would be entitled to receive $30,427, $274,131, $517,317 and $468,198, respectively, in 401(k) deferred compensation under the ACS Savings Plan and supplemental deferred compensation under the ACS Supplemental Savings Plan upon termination. To the extent these executive officers are or were one of the named executive officers, their contributions to the ACS Savings Plan and the ACS Supplemental Savings Plan would be or would have been included in the Salary column of the Summary Compensation Table.

(d) The non cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

Termination Benefits Payable at June 30, 2008 for Involuntary Termination for Cause

None of the named executive officers would have been entitled to any cash compensation (other than accrued but unpaid compensation and 401(k) deferred compensation under the ACS Savings Plan and supplemental deferred compensation under the ACS Supplemental Savings Plan) if they were terminated for cause on June 30, 2008. Assuming that this had occurred on June 30, 2008, the named executive officers would have been entitled to receive the following amounts: Mr. Deason, $35,545; Mr. Lynn Blodgett, $28,846; Mr. Burlin, $30,427; Mr. Rexford, $274,131; Mr. Kyser, $517,317 and Mr. Tom Blodgett, $468,198. To the extent these executive officers are or were one of the named executive officers, their contributions to the ACS Savings Plan and the ACS Supplemental Savings Plan would be or would have been included in the Salary column of the Summary Compensation Table.

Certain Executive Arrangements

Mr. Lynn Blodgett's Amended and Restated Employment Agreement

We entered into an amended and restated employment agreement with Mr. Lynn Blodgett effective as of May 1, 2008, which was subsequently amended on December 23, 2008 to satisfy the requirements of Section 409A of the Internal Revenue Code. The employment agreement, which was previously reviewed and approved by the Board of Directors and replaced an earlier agreement, has a term that currently ends on December 14, 2009, provided that the term will automatically be extended for an additional one year period, unless 30 days prior to December 14 of any year either Mr. Blodgett or the Board of Directors gives notice to the other party that they do not wish to extend the term. Further, under the employment agreement, Mr. Blodgett is eligible to receive a discretionary bonus as may be determined by the Board of Directors or Compensation Committee. Mr. Blodgett is also eligible to participate in the Company's 1997 Stock Plan and 2007 Equity Plan or any omnibus stock incentive or award plans adopted by the Company.

If we terminate Mr. Lynn Blodgett's employment without cause, as defined below, or if the employment agreement terminates, the Company will be required to pay Mr. Lynn Blodgett all of his accrued and unpaid base salary. In addition, the Company will pay Mr. Lynn Blodgett a lump sum severance payment equal to three times the sum of (i) his annual base salary, plus (ii) an amount equal to his discretionary bonus for the immediately preceding fiscal year. Further, any unvested stock options or other equity-based awards granted to Mr. Lynn Blodgett under the 1997 Stock Plan, the 2007 Equity Plan or any omnibus stock incentive or award plans adopted by the Company that are outstanding as of the date of such termination will become fully vested and non-forfeitable.

As used in Mr. Lynn Blodgett's employment agreement, cause means: (A) the willful and continued failure of executive to perform substantially all of his duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Mr. Lynn Blodgett by the Board of Directors which specifically identifies the manner in which the Board of Directors believes that he has not substantially performed his duties, or (B) the willful engaging by Mr. Lynn Blodgett in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

In the event Mr. Lynn Blodgett terminates his employment agreement for good reason (as defined below), he will be entitled to his accrued compensation and the same lump sum severance payment described above. The following events constitute good reason under Mr. Lynn Blodgett's employment agreement: (i) a change of control; (ii) Mr. Lynn Blodgett's removal from his position as Chief Executive Officer other than as result of a termination without cause, termination for cause, termination by executive without good reason, termination for disability, or termination for death; or (iii) the Company's failure to make a payment to Mr. Lynn Blodgett required under the employment agreement, if the breach is not cured within 20 days of the executive sending written notice to the Company.

Mr. Lynn Blodgett will be entitled to a change of control benefit, upon the consummation of any change in control (as defined below) in a lump sum equal to three times the sum of his per annum base salary, plus his bonus for the preceding fiscal year. In the event his employment with the Company is terminated by the Company without cause or by him for good reason within three days of a change in control, he would be entitled to receive the greater of (i) the amount described in the prior sentence or (ii) the amount he would be entitled to receive if he is terminated without cause or his employment terminates. Further, any unvested stock options or other equity-based awards granted to Mr. Lynn Blodgett under the 1997 Stock Plan, the 2007 Equity Plan or any omnibus stock incentive or award plans adopted by the Company that are outstanding as of the date of such change in control will become fully vested and non-forfeitable.

A change of control will occur if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 51% or more of our outstanding common stock; or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since January 1, 2004, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office.

If Mr. Lynn Blodgett is terminated without cause, terminates his employment for good reason or is terminated because of a disability or if the agreement terminates, the Company will also be required to pay the cost of his continuation coverage under COBRA until the earlier of 12 months from the date of his termination or the date that he becomes employed by another employer.

In order to receive the severance payment described above, Mr. Lynn Blodgett will be required to execute a separation agreement and general release of claims that is acceptable to the Company.

Under his employment agreement, Mr. Blodgett is also entitled to receive the same excise tax gross-up benefit as in the change of control agreements described in the section entitled "Change of Control and Termination Payments — Change of Control Benefits Payable at June 30, 2008" above.

Mr. Deason's Amended Employment Agreement

We initially entered into an employment agreement with Mr. Deason effective as of February 16, 1999. On December 7, 2007, the employment agreement was amended by the Company and Mr. Deason in order to remove certain exclusive governance rights previously held by Mr. Deason, including his right to recommend to the Compensation Committee, salary, bonus, stock option and other compensation matters for our President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Executive Vice Presidents, General Counsel, Secretary and Treasurer and his right to appoint certain officers and recommend directors for election or removal from the Board of Directors. The agreement now provides that the Compensation Committee will consult with Mr. Deason in determining the compensation policies of the Company and the compensation of the Company's executive officers. The agreement was also amended on December 23, 2008 to satisfy the requirements of Section 409A of the Internal Revenue Code.

The employment agreement has a term that currently ends on May 18, 2013, provided that such term will automatically be extended for an additional year on May 18 of each year, unless 30 days prior to May 18 of any year Mr. Deason gives notice to us that he does not wish to extend the term or our Board of Directors, upon a unanimous vote of the directors, except for Mr. Deason, gives notice to Mr. Deason that it does not wish to extend the term. The employment agreement provides for a base salary of $525,000 with annual adjustments to Mr. Deason's base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions). The employment agreement also provides for an annual bonus based on the achievement of financial goals set for Mr. Deason by the Compensation Committee. This bonus can be up to 250% of Mr. Deason's base salary for that year, or at the discretion of the Compensation Committee, a greater percentage, which is consistent with the bonus percentage Mr. Deason has been eligible to receive since 1996.

Under the employment agreement, Mr. Deason will be entitled to a payment if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 20% or more of our outstanding common stock; or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since February 1, 1999, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office, and (iv) a member of the Board of Directors who succeeds an otherwise continuing director and who was selected and appointed by Mr. Deason to fill the unexpired term of a director who, because such person is no longer an officer of the Company, is no longer on the Board of Directors.

The benefit to be received by Mr. Deason upon a change of control event includes a lump sum payment, equal to (a) the number of years (including partial years) remaining under his employment agreement times the sum of (i) his per annum base salary at the time of the change of control, plus (ii) the greater of (x) his bonus for the immediately preceding fiscal year or (y) the average of his bonus for the immediately preceding two fiscal years, plus (b) his target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. Among other things, the employment agreement also provides that we will, (a) for up to three years following Mr. Deason's termination of employment, continue to (i) provide insurance (medical, dental, life insurance, disability and accidental death and dismemberment) benefits to the executive at the highest level of coverage provided to Mr. Deason prior to the change of control until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, and (b) provide outplacement counseling assistance and (c) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the three (3) year period following the change of control, and throughout the period of any applicable statute of limitations. Under the employment agreement, we will also pay accrued but unpaid compensation and deferred compensation upon termination of employment. Also, when determining Mr. Deason's eligibility for post-retirement benefits under any welfare benefit plan, he will be credited with three years of participation and age credit. Mr. Deason will also become vested in the benefits provided under any Company retirement or successor plan.

Under his employment agreement, Mr. Deason is entitled to receive the same excise tax gross-up benefit as in the change of control agreements described in the section entitled "Change of Control and Termination Payments — Change of Control Benefits Payable at June 30, 2008" above.

Mr. Deason's Voting Agreement

During fiscal year 2006 the Board of Directors authorized a modified "Dutch Auction" tender offer (the "Tender Offer") to purchase up to 55.5 million shares of our Class A common stock. That Tender Offer was completed in March 2006 and 7.4 million shares of Class A common stock were purchased in the Tender Offer. In connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the "Voting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the Tender Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the Tender Offer.

On December 7, 2007, the Board of the Directors approved an amendment of the Voting Agreement, to provide that Mr. Deason's voting power with respect to 1,989,864 shares of Class A common stock and 6,599,372 shares of Class B common stock held by him as of December 7, 2007, would not exceed 45% as a result of share repurchases by the Company pursuant to the Company's share repurchase program. Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to the shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than a majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases to hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B shares are converted into Class A shares.

Mr. Deason and a special committee of the Board of Directors have not reached an agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or not Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreement will remain in effect.

This summary of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 99.1 to our Current Report on Form 8-K filed December 10, 2007.

Mr. Deason's Supplemental Executive Retirement Agreement

We entered into a Supplemental Executive Retirement Agreement with Mr. Deason in December 1998 (as amended, the "Supplemental Executive Retirement Agreement"), which was (i) amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the employment agreement between Mr. Deason and us; (ii) subsequently amended in June 2005 to conform the normal retirement date to the termination date of the employment agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"); and (iii) terminated on January 1, 2009 as set forth below in "Termination of Supplemental Executive Retirement Agreement and Related Options". Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason would have received a benefit upon the occurrence of events described below equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest 36 consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us was expected to be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53 per share, which were exercised in full on October 2, 2008, and 300,000 shares granted in August 2003 with an exercise price of $44.10 per share which were terminated on December 31, 2008, as set forth in "Termination of Supplemental Executive Retirement Agreement and Related Options").

We estimated, as of June 30, 2008, that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $9.0 million and that the value (the excess of the market price over the option exercise price) of the options at June 30, 2008 was $9.1 million. The options for 150,000 shares were exercised in full on October 2, 2008, six days before their expiration, when the price of our stock was $48.77.

Termination of Supplemental Executive Retirement Agreement and Related Options

On December 23, 2008, Mr. Deason agreed, at the request of the Company, to amend the Supplemental Executive Retirement Agreement in order to ensure that the Agreement would comply with Section 409A of the Internal Revenue Code ("Section 409A").

The Company determined that certain aspects of the Agreement might not currently satisfy the complex requirements of Section 409A. Pursuant to transition rules under Section 409A that allow companies to make certain changes to deferred compensation arrangements this year, the Company requested Mr. Deason to agree that, on January 1, 2009, the Agreement be terminated and that Mr. Deason receive a cash lump sum, even though he is not retiring. The cash lump sum, which was $9,452,977 as determined pursuant to the amendment to the Agreement (the "Amendment"), was consideration for (1) the accrued benefit that the Chairman would have earned under the Agreement, as if normal retirement occurred on January 1, 2009, (2) the costs the Chairman incurred in connection with the exercise of options issued to the Chairman in connection with the Agreement in 1998 and (3) the termination of stock options issued to the Chairman in connection with the Agreement in 2003. The Company has no obligations to the Chairman pursuant to the Agreement or the related options.

The descriptions set forth in this section are general in nature and are qualified in their entirety by reference to the full text of the Amendment filed as Exhibit 10.1 to the Company's Form 8-K dated December 30, 2008 and the Chairman Employment Agreement Amendment filed as Exhibit 10.2 to that Form 8-K.

REPORT OF THE AUDIT COMMITTEE

From July 1, 2007 until November 21, 2007, the Audit Committee of the Board of Directors consisted of three members: Messrs. Rossi, McCuistion and Holland. On November 21, 2007, Messrs. Rossi, McCuistion and Holland resigned from the Board of Directors. On November 25, 2007 the Board of Directors appointed Messrs. Krauss, Miller and Spears to the Audit Committee. On January 5, 2008, Mr. Spears passed away. On February 23, 2008, Mr. Sullivan was elected as a director and the Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Sullivan. On March 19, 2008, Mr. Druskin was elected as a director and the Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Druskin. All of the aforementioned Audit Committee members are independent as defined in the NYSE listing standards. The Audit Committee has adopted an amended and revised written charter which was approved on August 20, 2008. The Audit Committee has reviewed and discussed our audited financial statements with management, which has primary responsibility for the financial statements and management's evaluation and assessment of the effectiveness of internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), our independent registered public accounting firm for fiscal year 2008, is responsible for expressing an opinion on the conformity of our annual financial statements with generally accepted accounting principles and an opinion on the effectiveness of internal control over financial reporting. The Audit Committee has discussed with PwC the financial statement audit, the audit of the effectiveness of internal controls over financial reporting and all other matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended *(Communication with Audit Committees)*. PwC has provided to the Audit Committee the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed PwC's independence with PwC. The Audit Committee also concluded that PwC's provision of non-audit services is compatible with PwC's independence.

Based on the considerations referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for fiscal year 2008 and that PwC be appointed our independent registered public accounting firm for our fiscal year 2009.

Submitted by the Audit Committee
of the Board of Directors:

KURT R. KRAUSS* (Chairman)
ROBERT DRUSKIN*
TED B. MILLER, JR.*

* Messrs. Krauss and Miller have served as members of the Audit Committee since November 25, 2007. Mr. Druskin has served as a member of the Audit Committee only since March 19, 2008. Messrs. Krauss, Druskin and Miller were not involved in and did not participate in any decision of the Audit Committee prior to the date that they joined the Audit Committee, including but not limited to the approval of the Form 10-K for the fiscal year ended June 30, 2007.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2007, the Compensation Committee was comprised solely of independent directors: Messrs. O'Neill, Kosberg and Holland (Mr. Holland was appointed to the Committee in January 2007). On November 21, 2007, Messrs. O'Neill, Kosberg and Holland resigned from the Board of Directors. On November 25, 2007 the Board of Directors appointed Messrs. Miller (Chairman), Krauss and Varasano to the Compensation Committee. On March 19, 2008, the Compensation Committee was reconstituted to consist of Messrs. Miller (Chairman), Sullivan and Varasano. No member of our Compensation Committee during fiscal year 2008, or currently, was an employee or officer or former employee or officer of the Company or any of its subsidiaries or had any interest in a transaction or relationship requiring disclosure under Item 404 of Regulation S-K promulgated by the SEC during fiscal year 2007. None of our executive officers served on the Board of Directors or on the compensation committee of any other entity, for which any executive officers of such other entity served either on our Board of Directors or on our Compensation Committee. For information on insider participation, see the section entitled "Certain Transactions" below.

CERTAIN TRANSACTIONS

Prior to 2002, we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). In July 2002, our Chairman of the Board of Directors assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We made no payments to DDH during fiscal years 2008, 2007 and 2006 but plan to continue providing administrative services to DDH until the wind down of DDH operations is complete.

During fiscal years 2008, 2007 and 2006, we purchased approximately $4.9 million, $5.8 million and $8.8 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

In connection with the departure of our former Chief Executive Officer, Jeffrey Rich, in June 2006 we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by him. The agreement was for two years during which time we would pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid approximately $63,000 related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich. No payments were made during fiscal year 2007 or 2008 related to this agreement.

We currently employ approximately 74,000 employees and actively recruit qualified candidates for our employment needs. Relatives of our executive officers and other employees are eligible for hire by the Company. We had six employees who receive more than $120,000 in annual compensation (salary, bonus and commission) who are related to our current executive officers, including executive officers who are also directors, as of June 30, 2008. These are routine employment arrangements entered into in the ordinary course of business and the compensation of each such family member is commensurate with that of their peers. All of these family members are at levels below senior vice president except Thomas Blodgett who reports to Tom Burlin, our Chief Operating Officer, and is the brother of Lynn Blodgett, our President and Chief Executive Officer and Tas Panos, who reports to Lynn Blodgett, our President and Chief Executive Officer, and is the brother-in-law of Darwin Deason. Tas Panos is employed as Executive Vice President, General Counsel and Secretary and earned $413,180 in base salary and bonus compensation during fiscal year 2008. He was granted options to purchase 140,000 shares of our Class A common stock during fiscal year 2008. The annual base salaries for the remaining four employees ranges from approximately $132,000 to $249,999.

The Board of Directors adopted on May 22, 2008 a formal written policy regarding the review, approval or ratification of related party transactions under which the Company is to provide to the Board of Directors for their review, and to disclose in its public filings, all related party transactions that are required to be disclosed under Item 404(a) of Regulation S-K.

STOCKHOLDER PROPOSALS AND STOCKHOLDER RECOMMENDED NOMINEES FOR 2009 ANNUAL MEETING

We currently expect to hold our 2009 Annual Meeting of Stockholders on or around November 5, 2009, and mail (or otherwise furnish) the proxy statement for that meeting in late September, 2009, subject to any changes we may make. If any of our stockholders intends to present a proposal for consideration at the 2009 Annual Meeting of Stockholders, including the nomination of directors, such stockholder must provide notice to us of such proposal.

Pursuant to Rule 14a-8 of the Exchange Act and in accordance with Section 8(c) of our Bylaws, respectively, our stockholders must generally provide notice of a proposal to us under our Bylaws no later than 120 days and no earlier than 150 days before the anniversary date of the last proxy statement for annual meeting. Stockholder proposals for the 2009 Annual Meeting of Stockholders, including those that will not be included in the proxy statement and form of proxy distributed by the Board of Directors, must be received no sooner than May 29, 2009, but not later than June 12, 2009. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies. Stockholder proposals must be sent to our principal executive offices, 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Stockholders who wish to have their nominees for election to the Board of Directors considered by the Nominating and Corporate Governance Committee must comply with the requirements set forth above in the section titled "Board of Directors Committees and Meetings — Nominating and Corporate Governance Committees."

HOUSEHOLDING OF STOCKHOLDER DOCUMENTS

We may send a single set of stockholder documents to any household at which two or more stockholders reside. This process is called "householding." This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call our Investor Relations department at the following address or phone number: Affiliated Computer Services, Inc., 2828 N. Haskell Avenue, Dallas, Texas, 75204, Investor Relations, telephone number 214-841-8281.

By Order of the Board of Directors

Tas Panos
Corporate Secretary

April 14, 2009

ACS SENIOR EXECUTIVE ANNUAL INCENTIVE PLAN

SECTION 1
Establishment and Purpose

Affiliated Computer Services, Inc. (the "Company") hereby establishes the "ACS Senior Executive Annual Incentive Plan" (the "Plan") for the benefit of certain of its employees and those of its subsidiaries and affiliates. The Plan will be submitted to the stockholders of the Company for approval at the 2008 Annual Meeting of Stockholders of the Company scheduled to be held on May 28, 2009, and will be effective retroactively to July 1, 2008 (the "Effective Date"). No award may be paid under this Plan prior to the date that, as and to the extent required under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), stockholders of the Company receive disclosure of and approve the material terms of the performance goals used to determine what compensation will be paid pursuant to awards under the Plan. As and to the extent provided under Section 162(m), the material terms of the performance goals under the Plan must be disclosed to and reapproved by the Company's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the stockholders previously approved the performance criteria under the Plan. The purposes of the Plan are to motivate selected senior executives toward achievement of performance goals; encourage teamwork in various segments of the Company; and reward performance with bonuses that vary in relation to the achievement of the pre-established performance goals.

SECTION 2
Eligibility

The individuals who are assigned one or more of the following titles by the Company are eligible to participate in the Plan, as determined and elected by the Committee (as defined in Section 3 hereof): (i) Chairman, (ii) Chief Executive Officer, (iii) President, (iv) Chief Operating Officer; (v) Executive Vice President; or (vi) any other employee who the Committee (as defined below) selects. Each individual selected for participation by the Committee will be known as a "Participant".

SECTION 3
Administration

The Plan will be administered by the Compensation Committee of the Company's Board of Directors (the "Board"), or such other committee as the Board may from time to time select (the "Committee"). The Committee will at all times be composed solely of two or more members of the Board, each of whom qualifies as an "outside director" within the meaning of Section 162(m).

Except as limited by law or the Company's Certificate of Incorporation or Bylaws, and subject to the provisions herein, the Committee will have full power and authority, to the fullest extent required to comply with Section 162(m), to select Participants (as defined in Section 2 hereof); determine the size of bonus awards; determine the terms, conditions, restrictions and other provisions of bonus awards, including the establishment of the Performance Goals (as defined in Section 4 hereof); interpret the Plan; establish, amend or rescind guidelines, rules and regulations for the Plan's administration; review and certify the achievement of Performance Goals; and, subject to Section 9 hereof and the restrictions under Section 162(m), amend the terms and conditions of the Plan. Further, the Committee will make all other determinations which may be necessary or advisable for the administration and operation of the Plan. All determinations and decisions of the Committee arising under the Plan will be final, binding and conclusive upon all parties. By accepting any benefits under the Plan, each Participant, and each person claiming under or through such Participant, will be conclusively deemed to have indicated acceptance and ratification of, and consent to, all provisions of the Plan and any determination or decision under the Plan by the Company, the Board or the Committee.

SECTION 4
Participation and Performance Goals

The Committee will have the authority to select Participants (as defined in Section 2 hereof) for cash bonus awards under the Plan for each Measurement Period (as defined below) and the financial and other performance criteria ("Performance Goals") upon which such awards will be based. For purposes of the Plan, the term "Measurement Period" means the period of one fiscal year, unless an alternate period (such as a portion of a fiscal year or multiple fiscal years ("Alternate Measurement Period") is otherwise selected and established in writing by the Committee at the time the Performance Goal is established. Except as indicated in Section 5 for employees who become Participants or are promoted during a Measurement Period, no later than the earlier of ninety (90) days after the commencement of the applicable Measurement Period or the completion of 25% of such Measurement Period, the Committee will, in its discretion, determine the Participants for such Measurement Period and establish the Performance Goals applicable to each Participant's award. Performance Goals need not be the same for all Participants.

The Performance Goals may be based on any one or more of the following measures (or the relative or absolute change, improvement or growth in any such measure) as reported in the Company's publicly reported financial filings or as any such measure is to be adjusted as determined by the Committee at the time the Performance Goals are set for the Company or a business unit (either in total or on a per share basis): earnings; earnings before one or more of the following: depreciation, amortization, interest or taxes (EBIT, EBITA or EBITDA as defined by the Committee); return on equity; return on assets; return on invested capital; gross sales; net sales; cash flow; discounted cash flow; cumulative cash flow; adjusted cash flow (such as earnings, as described above, plus or minus, as applicable, one or more of the following: non-operating expenses (including intercompany interest), non-operating profit, equity compensation expense per SFAS 123(R), unusual items such as gain or loss on divestitures, capital expenditures, additions to intangible assets, changes in accounts receivable, unearned revenue and the cash flow of any acquisitions made during the Measurement Period); operating profits; pre-tax profits; post-tax profits; consolidated net income; economic value added; costs; financial ratings; regulatory compliance; achievement of balance sheet or income statement objectives; market share and total return to stockholders and the extent to which strategic, financial and business plan goals are met.

With respect to each Participant, the Committee will establish ranges of Performance Goals which correspond to various levels of cash bonus amounts ("Award Opportunities") for the Measurement Period. Each range of Performance Goals will include levels of performance at which up to two hundred fifty percent (250%) of the bonus award ("Maximum Bonus Percentage") may be earned by Participants. In addition, each range of Performance Goals will include levels of performance below the maximum bonus award performance level. The Committee may establish minimum levels of Performance Goal achievement below which no bonus payment will be made to the Participant.

Bonuses are determined by a formula as follows:

Participant's Salary (as determined below)

x	Participant's Maximum Bonus Percentage
x	ACS Multiplier Percentage
x	Corporate Multiplier Percentage
=	Participant's Bonus Amount

The "ACS Multiplier Percentage" shall mean a measure of the Company's consolidated results for the Performance Goal financial criteria as selected by the Committee.

The "Corporate Multiplier Percentage" shall mean a measure of the Company's corporate business unit results of the Performance Goal financial criteria as selected by the Committee.

The above formula, when calculated using 100% for the ACS Multiplier Percentage and 100% for the Corporate Multiplier Percentage will result in the "Maximum Bonus Award" a Participant is eligible to receive for the Measurement Period.

Calculations of the Performance Goals and Award Opportunities will exclude (i) extraordinary items, as reported in the Company's annual audited financial statements; and (ii) any unusual or infrequent gains, losses, income or expense reported by the Company in its public filings with respect to the Measurement Period including, without limitation:

(a) expenses for severance, non-recurring retention bonuses or other charges related to the departure or the restructuring of compensation of any of the Company's top executive officers;

(b) charges related to material internal Company investigations or regulatory inquiries, such as stock option investigations conducted by the Company and in response to the SEC inquiry, including related settlements and payments;

(c) material benefits or charges related to the resolution of prior year events;

(d) significant asset impairments;

(e) large loss contracts;

(f) unusual gains or losses due to the divestiture of a material portion of the Company's business that required Board of Directors' approval;

(g) a proportionate amount of ordinary income and gains of a divested business unit, segment or subsidiary from base year amounts of financial metrics in which a growth goal is the performance target, equal to the portion of the year that the divested business was not included in the Measurement Period;

(h) charges incurred due to actions taken by Board of Directors' decisions such as Company recapitalization and/or reorganization events;

(i) the gain, loss, income or expense resulting from material changes in accounting principles that become effective during the Measurement Period to the extent not included in the operating budget for the Measurement Period; and

(j) gains or losses from all or certain claims and/or litigation and all or certain insurance recoveries related to claims and/or litigation.

SECTION 5
Calculation of Final Bonus Award and Determination

Awards are based on the achievement of the pre-established Performance Goals. After the Performance Goals are established as described herein, the Committee will align the achievement of the Performance Goals with Award Opportunities, such that the level of achievement of the Performance Goals at the end of the Measurement Period will determine the Participant's actual annual bonus award ("Final Bonus Award").

Final Bonus Awards may vary below, but cannot exceed, the Maximum Bonus Award, based on the level of achievement of the pre-established Performance Goals.

The Final Bonus Awards will be calculated based on the actual results under each Performance Measure. For performance that is less than the maximum levels, the awards will be correspondingly adjusted by straight-line interpolation.

The sum of (i) the Participant's annual rate of base salary at the beginning of the Measurement Period pro-rated from the start of the Measurement Period to the date of any increase in such base salary during the Management Period plus (ii) the Participant's increased annual rate of base salary during the Measurement Period pro-rated from the date of such increase during the Management Period to the end of the Measurement Period shall be considered the "Participant's Salary" and used in calculating the Final Bonus Award. In no event, however, will the Maximum Bonus Award be greater than 250% of such Participant's base salary at the end of the Measurement Period.

Negative discretion may be used by the Committee to reduce the Final Bonus Award. In no event, however, will an exercise of negative discretion to reduce the Final Bonus Award of a Participant have the effect of increasing the amount of a Final Bonus Award otherwise payable to any other Participant.

The Committee may, in its discretion, at any time establish (and, once established, rescind, waive or amend) additional conditions and terms of payment of awards (including but not limited to the achievement of other financial, strategic or individual goals, which may be objective or subjective) as it may deem desirable in carrying out the purposes of the Plan and may take into account such other factors as it deems appropriate in administering any aspect of the Plan, including to reduce the amount of such an award at any time prior to payment based on such criteria as it shall determine, including but not limited to individual merit and the attainment of specified levels of one or any combination of the Performance Goals. Notwithstanding any contrary provision of this Plan, the Committee may not adjust upwards the amount payable pursuant to any award subject to this Section 5, nor may it waive the achievement of the Performance Goal requirement.

An individual who becomes a Participant in the Plan (or is promoted to a position with a higher Maximum Bonus Percentage) after July 1 of the Company's fiscal year Measurement Period may be eligible to receive an Award Opportunity based on an Alternate Measurement Period as established by the Committee in its sole discretion. For purposes of this calculation, the Committee may establish the Performance Goals and Award Opportunities for the Alternate Measurement Period within the earlier of 90 days of the time of hire or promotion or the completion of 25% of such Alternate Measurement Period.

In addition, if a Participant dies, becomes permanently disabled (as determined by the Committee) or becomes an inactive employee during the Measurement Period, his or her Award, if any, will be calculated based on the actual full-year performance results, but prorated for the number of full calendar months he or she was an active employee during the Measurement Period. Employees are considered active employees if they are currently being paid annual base salary from the Company.

SECTION 6
Final Bonus Award Limit

The total of all Final Bonus Awards payable to Participants for performance in any Measurement Period will not under any circumstances exceed five percent (5%) of the Net Income of the Company (the "Maximum Bonus Awards Pool") for such period. For purposes of the Plan, the term "Net Income" means the income from continuing operations of the Company and its subsidiaries, as determined on a consolidated basis in accordance with generally accepted accounting principles, adjusted to exclude the following: (i) the expenses and accruals for the Plan and (ii) any of the items excluded from the calculation of Performance Goals and Award Opportunities under Section 4 to the extent reported by the Company in its public filings with respect to the Measurement Period.

The maximum Final Bonus Award any Participant can receive for performance in any Measurement Period is five million dollars ($5,000,000). In the event that the total of all Final Bonus Awards payable to Participants should exceed the Maximum Bonus Awards Pool as specified above, the Final Bonus Award of each Participant will be proportionately reduced such that the total of all such Final Bonus Awards paid is equal to the Maximum Bonus Awards Pool.

SECTION 7
Payment of Awards

Prior to the payment of any award, the Committee must certify in writing that the Performance Goal requirements applicable to such award have been satisfied or attained. If the Performance Goals established by the Committee are satisfied and upon written certification by the Committee that the Performance Goals have been satisfied, payment will be made as soon as practicable following the end of the Measurement Period in accordance with the terms of the award and within seventy-five days from the end of the Measurement Period ("the Payment Date"), unless the Committee determines in its sole discretion to reduce or eliminate Final Bonus Award determinations for any or all Participants, based upon any objective or subjective criteria it deems appropriate. There is no obligation for uniformity of treatment of Participants under the Plan. Unless otherwise determined by the Committee, all payments in respect of awards granted under this Plan will be made in cash via the Company's payroll system.

SECTION 8

Termination of Employment

Except as otherwise indicated, each Participant must remain employed with the Company, subsidiary or affiliate through the Payment Date to be eligible for a Final Bonus Award.

SECTION 9

Amendment and Termination

The Board and the Committee each has the right to amend or terminate the Plan at any time and in any respect, except that, unless otherwise determined by the Board or the Committee, no amendment may be made without stockholder approval if, and to the extent that, such approval would be required to comply with any applicable provisions of Section 162(m). Similarly, no amendment or termination of the Plan may alter or impair the rights of any Participant pursuant to an outstanding award without the consent of the Participant.

This Plan will expire on June 30, 2013, unless terminated earlier by the Board or the Committee. No further awards will be made under the Plan after termination, but termination will not affect the rights of any Participant under any award made prior to termination.

SECTION 10

Miscellaneous

Bonus payments will be made from the general funds of the Company and no special or separate fund will be established or other segregation of assets made to assure payment. No Participant or other person will have under any circumstances any interest in any particular property or assets of the Company. The Plan will be governed by and construed in accordance with the laws of the State of Delaware, without regard to its principles of conflict of laws.

Neither the establishment of this Plan nor the payment of any award hereunder nor any action of the Company, the Board or the Committee with respect to this Plan will be held or construed to confer upon any Participant any legal right to be continued in the employ of the Company or its subsidiaries or affiliates or to receive any particular rate of cash compensation other than pursuant to the terms of this Plan and the determination of the Committee, and the Company expressly reserves the right to discharge any Participant whenever the interest of the Company may so permit or require without liability to the Company, the Board or the Committee, except as to any rights which may be expressly conferred upon a Participant under this Plan.

The adoption of this Plan will not affect any other compensation plans in effect for the Company or any subsidiary or affiliate of the Company, nor will the Plan preclude the Company or any subsidiary or affiliate thereof from establishing any other forms of incentive or other compensation for the Participants.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Mark One [X]	**Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934** **For the fiscal year ended June 30, 2008**
	OR
[ ]	**Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____.
Commission file number 1-12665

AFFILIATED COMPUTER SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	51-0310342
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2828 North Haskell, Dallas, Texas 75204
(Address of principal executive offices, including zip code)

214-841-6111
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Class A common stock, par value $.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and 'smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]
	(Do not check if a smaller reporting company)		

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of August 18, 2008, 90,668,572 shares of Class A common stock and 6,599,372 shares of Class B common stock were outstanding. The aggregate market value of the Class A common voting stock held by nonaffiliates of Affiliated Computer Services, Inc. as of the last business day of the second quarter of fiscal year 2008 approximated $3,941,016,506.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the definitive Proxy Statement for the 2008 Annual Meeting are incorporated by reference in Part III.

AFFILIATED COMPUTER SERVICES, INC.

FORM 10-K
Fiscal Year Ended June 30, 2008

PART I

ITEM 1. BUSINESS

Affiliated Computer Services, Inc. ("ACS" or the "Company"), is a provider of business process outsourcing and information technology services to commercial and government clients. Our services are focused on vertical markets and centered on our clients' needs. The services we provide enable our clients to concentrate on their core operations, respond to rapidly changing technologies and reduce expenses associated with their business processes and information processing. We typically service our clients through long-term contracts and leverage our global production model with approximately 65,000 employees worldwide. We support client operations in more than 100 countries.

We were incorporated in Delaware on June 8, 1988. Our corporate headquarters is located in Dallas, Texas. We are a Fortune 500 and S&P 500 company.

Market Overview

We provide non-core, mission critical services that our clients need to run their day-to-day business. We believe the market for our services is vast. The demand for our services has grown in recent years, and we believe that this demand will continue to grow as the overall acceptance of outsourcing increases in both the Commercial and Government segments.

Business Strategy

The cornerstone of our business strategy is our focus on vertical markets and technology solutions that we can leverage across our business and client base. We have significant subject matter expertise in the vertical markets we serve, which, combined with our business strategy, provides us with capabilities to deliver innovative solutions that enable our clients to achieve better outcomes through outsourcing.

The key elements of our business strategy include the following.

Vertical Market Focused – Our strategy is to continue to identify common vertical markets where we can leverage technology solutions across our existing client base and to attract new clients within the vertical markets. In addition, we seek to expand our services into new vertical markets where we can leverage our technology solutions, existing subject matter expertise or process expertise. We also intend to leverage our core competency in mergers and acquisitions to help us add new vertical markets. Our ability to identify vertical markets and leverage our technology solutions provides us with opportunities to achieve economies of scale.

Innovate – We strive to continue to improve our technology and business process solutions through innovation and acquisitions. Our ability to innovate allows us to provide our clients with additional opportunities to reduce their operating expenses and to focus on their core operations, which deepens our client relationships, as we invest in their long-term success.

Operational Focus – We believe that our long-term success is dependent upon our ability to apply our operational excellence model to our client contracts and internal processes. Our operational excellence model leverages our global production model, our incentive based compensation process, our WorkFlow technology backbone and our financial discipline. Our ability to leverage our operational excellence model also helps us maintain a competitive cost structure.

Nimble and Accountable Organization – Our goal is to remain nimble and accountable by keeping our business units small and responsive. We believe our organizational structure provides us with better opportunities for growth.

Sell – We intend to invest in our sales force and sales processes in order to derive incremental new business signings. Our ability to grow our new business signings is a critical element to growing our total and internal revenues.

Recruit, Train & Retain –We seek to hire motivated individuals with strong character and leadership traits and provide them with ongoing technological and leadership skills training. We believe that attracting, training, and retaining high quality employees is essential to our growth.

Employees

As of June 30, 2008, we had approximately 65,000 employees, including approximately 45,000 employed domestically, with the balance employed in our international operations. Of our domestic employees, approximately 60 are represented by a union. Approximately 1,300 of our international employees are represented by unions, primarily in Mexico and Ghana. Approximately 700 of our European employees and approximately 300 of our employees in Brazil are subject to collective bargaining agreements. Employment arrangements for our international employees are often governed by works or labor council arrangements. We have had no work stoppages or strikes by our employees. Management considers its relations with employees and union officials to be good.

As of June 30, 2008, approximately 50,000 domestic and international employees support our commercial clients and approximately 14,300 primarily domestic employees support our government clients and approximately 400 primarily domestic employees are in our Corporate segment.

Segment Information

Our business is structured around two reporting segments – Commercial and Government. These segments are comprised of lines of business that are focused on specific vertical markets or horizontal solutions. The graphic below provides an overview of our reporting segments and the lines of business within these reporting segments.


Commercial Solutions
Information Technology Outsourcing
Communications & Consumer Goods
Human Capital Management Solutions
Healthcare Provider
Travel, Transportation & Logistics
Finance & Accounting
Financial Services
Healthcare Payer and Insurance
Government Solutions
State & Local
Healthcare
Transportation
Federal

Our focus on vertical markets and horizontal solutions provides us with subject matter expertise which allow us to deliver innovative and leveragable solutions that drive better outcomes for our clients. The graphic below provides an overview of our approach to vertical markets and horizontal solutions.



Healthcare
Transportation
Financial Services
Consumer Goods & Retail
Public Sector
Manufacturing
Telecommunications
Federal
Incubator & Strategic Accounts
Information Technology
Human Capital Management
Finance & Accounting
Customer Care
Transaction Processing
Commercial Education

During fiscal year 2008, we reorganized the internal operating and reporting structures in our Commercial and Government segments to more formally align our sales, service delivery and financial organizations under their appropriate leadership. As a result, we have restated our Commercial and Government segment results for prior periods to reflect our current operating and reporting structure. The restatement has no impact on our consolidated results for the period of restatement. Please refer to Note 25 of the Notes to Consolidated Financial Statements for further discussion of our segments.

During the last three fiscal years, our revenues by segment were as follows (in thousands):

	Fiscal year ended June 30,		
	2008	2007	2006
Commercial (a)	$ 3,673,981	$ 3,404,935	$ 3,118,159
Government (b)	2,486,569	2,367,544	2,235,502
Total revenues	$ 6,160,550	$ 5,772,479	$ 5,353,661

(a) Includes $14 million, $18 million and $18.8 million of revenues for fiscal years 2008, 2007 and 2006, respectively, from operations divested through June 30, 2008.

(b) Includes $3.6 million, $8.8 million and $112.7 million of revenues for fiscal years 2008, 2007 and 2006, respectively, from operations divested through June 30, 2008.

Commercial Segment

Our Commercial segment accounted for approximately $3.67 billion, or 60% of our fiscal year 2008 revenues. Our Commercial segment provides business process outsourcing, information technology services, systems integration services and consulting services to our commercial clients. This segment is focused on vertical markets that offer good growth opportunities and vertical market subject matter expertise including communications and consumer goods, healthcare, transportation, consumer goods and services, and financial services, which includes education services. Within the vertical markets we serve, we develop or acquire technology solutions that we leverage across our client base and each vertical market which provides us with economies of scale. Our horizontal solutions include information technology, human capital management, finance and accounting, customer care, transaction processing, payment services and commercial education.

Pricing for our services in the commercial market varies by type of service. For business process outsourcing services, we typically price these services on the basis of the number of accounts, resources utilized or transactions processed. Our information technology services are normally priced on a resource utilization basis. Resources utilized include processing time, the number of desktops managed, professional services and consulting time and materials, data storage and retrieval utilization, client accounts, client employee headcount and output media utilized. Our systems integration services are generally offered on a time and materials basis to clients under short-term contractual arrangements. For consulting services, we typically price these services on a time and materials or fixed fee basis.

The Commercial segment is organized to leverage our horizontal solutions and vertical market focus. Our significant horizontal solutions include the following:

Information Technology Outsourcing ("ITO")

Our ITO services allow our clients to focus on their core competencies while cost-effectively managing the quality of service delivery, infusing thought leadership and innovation to transform our client's ITO organization. Our ITO services include the following:

Data Center Outsourcing – We provide a 24x7 support organization that maintains a unified set of tools and processes to support our client's information technology ("IT") environments including: systems administration, database administration, systems monitoring, batch processing, data backup and capacity planning. We have 12 data centers and three enterprise command centers ("ECC") in Dallas, Bangalore, India and Monterrey, Mexico. The Dallas facility operates as both a data center and an ECC. Our ECCs offer 24x7 access to operations analysts, service desk teams and systems programmers who deliver practices and procedures established to support and monitor our clients' processing environment. Our data centers perform various processing activities with network monitoring and problem escalation supported by the ECCs.

Midrange Server Outsourcing - We support our clients' need for adaptable computing environments and their potential growth. We provide comprehensive systems support services, including systems administration, database administration, systems monitoring, batch processing, data backup and capacity planning for midrange server environments. We leverage our integrated toolsets and procedures while providing our clients with a scalable and automated processing environment.

Network Outsourcing - We provide telecommunications management services for voice and data networks including routers, switches, firewalls, VPN concentrators, channel extension nodes, telephony equipment, circuits and satellite earth stations. We are able to leverage our enterprise agreements, proprietary tools, procedures and skilled personnel to provide our clients with a scalable and automated processing environment.

Remote Infrastructure Management (RIM) - We provide RIM services that allow our clients to retain control of their IT assets but outsource the day-to-day IT operations management.

Help Desk/Service Desk Management – We deliver specialized service desk support from self-service support to remote management and diagnostics. Our approach leverages real-time monitoring tools and techniques to ensure the quality and effectiveness of our service. We are also compliant in ISO 9001 and practice-compliant methodologies in delivering solutions to our clients.

Desktop Outsourcing - Our desktop services provide our clients with a comprehensive approach to managing their end user platforms and devices. We design and execute desktop management strategies that address and resolve issues such as enterprise bandwidth constraints, unstable computing environments, areas of insecurity and unavailable network resources. Our desktop management services focus heavily on preventive and remedial maintenance in conjunction with proactive programs.

Managed Storage - Data storage requirements have become increasingly larger and more complex. We help our clients define, monitor and optimize their data storage requirements while reducing the complexity of their storage environments and associated costs.

Utility Computing - We support large corporations with our utility computing model. Utility computing provides "pay for use" pricing for midrange server clients, which provides variability in resource pricing and relieves our clients from the burden of asset ownership. We have teamed up with strategic partners to provide innovative utility computing solutions that are available to execute enterprise applications and support data needs in a way that maximizes client value and we are able to provide computing, storage and software as a service.

Disaster Recovery – We approach disaster recovery as a multidisciplinary function. We assess our clients' specific enterprise requirements and then deploy solutions based on these requirements. Our solutions encompass routine off-site storage of backup data to full-scale duplicate sites that can be hot-switched on with little lead time.

Security Services – Our solutions provide security from the desktop to LAN/WAN and internet levels. We leverage a combination of mature methodologies and industry best practices that afford increased ability to protect valuable data while also satisfying industry audit requirements.

IT Commercial Services - We possess category knowledge and tools and processes that allow us to reduce IT and telecommunication costs for our clients. We support a wide range of platforms, software packages and technology operations and have alliances with major suppliers.

Human Capital Management Solutions ("HCMS")

We provide a comprehensive portfolio of human resources solutions that allows our clients to benefit from best practices, our subject matter expertise, including consulting, and technological solutions. Our human resources services allow our clients to focus on their core competencies while improving the function and performance of their human resources departments. Our HCMS services include the following:

Buck Consulting – Buck is a global human resources consulting firm that helps our clients develop, deploy, and manage their human capital. We develop long-term client relationships based on our core values of innovation, service and professional standards. We deliver solutions to our clients based on their unique human resources and business challenges. Buck is organized into the following integrated practice areas:

Retirement – We offer retirement solutions that focus on financial planning, risk management, and fiduciary effectiveness, including actuarial services to determine funding and expense; defined benefit and defined contribution plan design; nonqualified plan design, funding, and administration; assistance with mergers, spin-offs, and plan terminations; tax and legal compliance; corporate governance and global retirement services.

Health and Productivity – Our health and productivity consultants provide a variety of health care strategies that result in competitive benefits and increased productivity. We provide comprehensive plan management services and specialize in several areas including clinical, pharmacy, wellness, absence management, communication, actuarial, legal, and plan design, as well as consumer-driven health care plan design, administration, and communication.

Global Human Resources ("HR") Technology and Administration – Our technology consultants work with our clients to assess their current HR structure, processes, underlying technology, and service providers; develop integrated web-based solutions and flexible co-sourcing and outsourcing options tailored to our clients' unique challenges and needs; and design and implement user-friendly, client-branded human resources portals.

Human Capital Management Consulting – We offer an end-to-end process that helps our clients restructure their human resources organization, staff deployment, and service delivery models that align our clients' current and future business needs with their organization.

Compensation – Our compensation consultants provide comprehensive solutions to motivate high performance, develop executive and director compensation programs, address complex nonqualified deferred compensation plans, and optimize sales force effectiveness.

Communication – Our communication consultants develop comprehensive strategies to support our clients' organizational goals, principles, and issues.

Total Benefits Outsourcing – Our Total Benefits Outsourcing solution allows our clients to analyze and manage benefit programs including access to emerging trends, best practices and industry expertise. We leverage technology and best practices to deliver process efficiencies and cost savings to our clients. Our services include administration of the following types of plans: defined contribution, defined benefit and health and welfare plans. We also offer complete employee service center capabilities.

Human Resources Outsourcing – We help our clients redesign, redeploy and restructure their human resources organization, staff and service delivery model. Our comprehensive service offerings include benefits administration, compensation management and administration, learning services, on-boarding, payroll administration, performance management and administration, processing services, reporting and analytics, self-service tools, succession planning and WorkFlow tools.

Learning Process Outsourcing – Our learning process outsourcing ("LPO") team helps clients analyze, transform and improve their learning processes and capabilities. We provide a full range of LPO services to our clients including learning administration and operations, a flexible, scalable, and extensible learning platform, content development services and management services.

Commercial Education and Financial Services

We are dedicated to helping higher education institutions improve quality of service, streamline internal processes, reduce costs and enhance overall productivity by leveraging our technology, support, best practices and subject expertise. Our loan servicing system provides a comprehensive range of loan services including inbound and outbound call center services, payment processing, entitlement processing, claim filing, pre-default collections, skip tracing and originations. We also provide student financial aid office outsourcing services, including student financial aid counseling, online self-service tools, application processing, and disbursement of funds; student enrollment services; tax credit reporting services, including data collection, transmission, management, reporting, fulfillment and mailing and our document imaging solution which allows us to process, scan and image borrower correspondence, entitlement forms and other records so they may be available online without the need for special software or hardware.

Finance and Accounting

Our Finance and Accounting ("F&A") services allow our clients to benefit from our global delivery model and our quality management systems, resulting in better accuracy, timeliness and reduced risk for our clients. Our F&A solutions utilize our proprietary WorkFlow tools, allow us to leverage our clients' existing technology and help our clients avoid investments in additional technology.

Our broad F&A services include order-to-cash services (order management and billing, credit analysis, dispute and deduction, accounts receivable and collections), procure-to-pay services (sourcing services, order management, settlement of invoices, reconciliation of transactions, control/audit services and reporting), payroll processing, travel and expense accounting services, general accounting services (overseeing, coordinating and controlling the accounting records and closing activities of an organization such as intercompany consolidations and close, account reconciliations, fixed assets, inventory/cost accounting and general ledger services), and treasury and cash management services (including sales and use tax compliance services, other tax compliance activities and several treasury support services that include bank account management and reconciliation, cash forecasting and tax processing).

Our key vertical markets in our Commercial segment are as follows:

Communications and Consumer Goods

We deliver business process outsourcing ("BPO") and information technology ("IT") solutions to the communications industry, including voice, data, broadband, telephone, wireless, cable, entertainment, and satellite service providers. We operate customer care centers that provide client support services, help desk services, and third-party verification of service changes. We also provide client relationship management services, finance and accounting functions, and information technology solutions. Our communications and consumer goods vertical market includes our relationship with our largest client, Sprint Nextel Corporation, which represents 4% of our fiscal year 2008 revenues.

Healthcare Provider

Our healthcare provider business offers services and solutions to meet the critical financial, operational, and clinical needs of the healthcare provider industry. We offer a full range of consulting services, analytic solutions, revenue cycle management, and outsourcing services and solutions.

Travel, Transportation and Logistics

Our travel, transportation and logistics business helps our clients improve client service, reduce operating costs, access technology and processes, and increase accuracy and timeliness. Through our comprehensive administration services, including customer care, marketing, consulting and advertising services, we help our clients maintain control of mission critical processes.

Financial Services

Our end-to-end business process solutions are flexible and leverage our broad global footprint. We help our clients improve turn-around time in mailroom operations, streamline customer care departments, upgrade IT platforms, improve client retention, reduce cycle time, and drive revenue streams. Our services include credit application processing (mailroom, data capture, fraud detection) and credit card client care (activations, client service, welcome calls, credit protection, collections). We provide mortgage imaging services as well as audit processing and review, legal description text extraction via U.S.-based and offshore processes and electronic final document recordation for the mortgage industry.

Healthcare Payer and Insurance

We deliver administrative efficiencies to our healthcare payer clients through our scalable and flexible transactional business solutions which encompass our global delivery model and domestic payer service centers. We offer an open technology solution that can be based on our technology or leverage our client's existing technical infrastructure. Our transactional business provides solutions for operational towers including claims, membership and billing, provider maintenance and eligibility.

We also provide cost-of-care efficiencies through our cost recovery and cost avoidance services. We assist our clients in avoiding and ultimately recovering dollars related to inappropriately paid claims. Utilizing our data mining and business rule engines, we identify, track, and audit healthcare claims to help our clients recover or avoid inappropriately paid claims.

Government Segment

During fiscal year 2008, our Government segment generated revenues of approximately $2.49 billion, or 40% of our revenues. Our services help government agencies reduce their operating costs, increase their revenue streams and improve the quality of services that they deliver to their constituents. We provide services to four broad government markets which include state and local government, transportation, government healthcare and the federal government. Our services include technology and business process based services with a focus on transaction processing, child support payment processing, electronic toll collection, traffic violations processing, program management services such as Medicaid fiscal agent services and student loan processing services.

Pricing for our services in the government market varies by the type of service. For business process outsourcing services, we typically price these services based on the number of transactions processed or the number of human services cases managed. Our information technology services are normally priced on a resource utilization basis. Resources utilized include processing time, the number of desktops managed, professional services and consulting time and materials, data storage and retrieval utilization, client accounts, client employee headcount and output media utilized. For services where a development project is required, pricing is generally on a fixed price basis.

In connection with the sale of the majority of our federal business in November 2003 (the "Divested Federal Business"), we entered into a five-year non-competition agreement with Lockheed Martin Corporation that generally prohibits us from offering services or products that were previously provided by the Divested Federal Business. This non-competition agreement does not prohibit us from entering into the federal government market for services not previously provided by the Divested Federal Business, such as certain federal healthcare market services, nor does it restrict us from expanding our relationship with the Department of Education. This non-competition agreement expires in November 2008. The expiration of this agreement will allow us to compete for federal government contracts, beyond our current relationships with the Department of Education and other federal agencies.

Our significant government solutions include the following:

State & Local Solutions ("SLS")

We help state and local government agencies by providing services that improve agencies' operating efficiency, increase the level of service provided to their constituents, increase their revenue streams and reduce overall operating costs of service delivery. Our service offerings include the following:

IT Services – We provide information technology services to state and local governments throughout the United States. Our information technology services include full data center management, application integration and maintenance, network management and security, seat management, helpdesk services, and disaster recovery services.

Child Support Solutions – We provide child support payment processing services, including high volume remittance processing and disbursements, as well as associated employer outreach and client service activities. Our services include e-Childcare Solutions®, a paperless, web-based time and attendance system. States that use e-Childcare can document and pay for child care at the point of service, verify eligibility in real time and compensate providers for actual services rendered.

Electronic Benefits Transfer ("EBT") – We provide electronic payment services to our clients, including EBT programs under which we deliver food stamp and cash benefits using a debit-type electronic card rather than paper checks or food coupons. We also provide our clients with a secure online Women, Infants and Children ("WIC") EBT system. Our solution provides our clients with online, real-time access to WIC information through a browser-based administrative application, automating the distribution of benefits. We also leverage our debit or electronic payment card solutions to disburse government benefits, including unemployment insurance, Temporary Assistance for Needy Families ("TANF"), child support and employee payroll.

Eligibility Solutions – We offer a range of services and solutions to assist governments in their efforts to modernize their human services eligibility process that range from an enterprise-wide transformation to modernizing their eligibility systems with a commercial off-the-shelf solution.

Government Records Management – We provide electronic recording, internet hosting and web delivery services, custom data conversions, land record re-indexing, index verification and re-creation services, Kodak-recognized archival film laboratories, security microfilming, tape storage and duplication services, and secure underground storage for county and municipal clerks, recorders of deeds, registers, and title companies.

Unclaimed Property – We provide unclaimed property management services and help our clients identify and collect on property, maintain records databases, and manage claims and customer service. We also help our clients with compliance, operations, systems and policy matters.

Transportation Solutions ("TS")

We help transportation agencies worldwide address their unique challenges with revenue collection and regulation compliance services. From fare collection to toll solutions and from back-office processing to infrastructure installation, we provide systems and services that help governments with their transportation problems. Due to the commonality of transportation problems around the world, including traffic management and congestion and the desire to improve efficiency of fare collections systems, our TS business serves an international client base including clients in the United States, Canada, Mexico, France, Switzerland, Italy, Latvia, Saudi Arabia and Australia. Our service offerings include the following:

Electronic Toll Collection – Our Electronic Toll Collection ("ETC") solution supports all aspects of ETC operations, including account maintenance, autoload, transponder distribution and replacement, and violations processing. We also provide lane integration solutions, including Open Road Tolling ("ORT"), which allows drivers to pay tolls at highway speeds.

Commercial Vehicle Operations – PrePass® is a nationally implemented system that verifies truck weights and credentials while motor carriers travel at highway speeds, allowing pre-credentialed safe carriers to bypass inspection stations. There are more than 420,000 trucks enrolled in the program, which operates in 29 states as of June 30, 2008.

Motor Vehicle Services – Our offerings include systems for processing and tracking fuel taxes and registrations across states, as well as service centers for state departments of motor vehicles to handle vehicle registration, titling, driver licensing and permit issuance.

Photo Enforcement and Violations Processing – We offer a variety of photo enforcement solutions, including red light, speeding, work zone, school zone, and railroad crossing enforcement, each built on our subject matter expertise and supported by our backend violations processing systems.

Public Transport – Our customized systems and services are used by municipal, regional and national operators to run pieces of equipment, such as automated ticket vending machines, validators, booking office machines, portable inspector terminals and access gates; enabling approximately 50 million passengers a day in both domestic and international markets as of June 30, 2008 to use buses, trolleys, tramways and trains.

On-Street Parking – We provide convenient payment options for on-street parking such as web and phone interfaces, improved parking management tools including new devices for ticket issuance and more effective ticket collections programs. We also integrate multiple functions into a single responsibility center that increases accountability and leads directly to improved performance.

Off-Street and Airport Parking – We design off-street parking applications to meet our clients' unique requirements and provide solutions that include parking guidance systems that direct patrons to open facilities, access and payment options that facilitate entering and exiting a parking facility, automatic license plate recognition tools that help avert revenue shrinkage and comprehensive back office management solutions that ease reporting and facility management.

Government Healthcare Solutions ("GHS")

GHS provides our state government clients with health program management solutions to help them administer their programs and control the cost of healthcare. We support the full healthcare continuum including member enrollment, claims processing, health management and eHealth solutions. Our GHS services offerings include the following:

Health Program Administration – We provide Medicaid program administration and operate customized systems as of June 30, 2008 for 14 states including the District of Columbia and offer a comprehensive set of services, including managed care enrollment, eligibility administration, claims processing, provider relations and third-party liability services. We provide business process transformation services, systems development and implementation services, program and policy consulting, analytic and clinical consulting services, customer care operations, health information exchange solutions, claims processing and mailroom operations.

Healthcare and Quality Management – We offer a suite of modeling, profiling, reporting and health risk prediction tools including Medical Utilization Management, Medical Case Management, Disease Management, and Workers' Compensation Case Management. We hold Utilization Review Accreditation Commission ("URAC") certifications for utilization management, case management, disease management, and workers' compensation case management.

Eligibility & Enrollment Solutions – We offer solutions that assist our government healthcare clients expand their constituents' access to care, maximize voluntary enrollment, and help consumers navigate their healthcare choices. Our services include web-based eligibility determination, choice counseling, enrollments and transfers, customer care operations, outreach and education and quality assurance. We help government agencies implement and manage highly configurable solutions that meet their program needs.

Pharmacy Benefits Management – We provide state governments with customized solutions to meet their pharmacy program goals. We help our clients to contain costs, improve drug therapy, and deliver value to their healthcare-dependent constituents. We serve 31 pharmacy benefits management programs in 27 states as of June 30, 2008.

Federal Solutions

Our services benefit federal agencies and their constituents by leveraging our subject matter expertise, technology solutions and performance-based resource management which improves the federal government's operating efficiency, increases the level of service provided to its constituents and reduces the federal government's overall operating costs. Our federal solutions service offerings include the following:

Student Loan Processing – We provide comprehensive loan servicing for the Department of Education's (the "Department") Direct Student Loan program, including consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services.

Electronic Payment Card – We leverage our debit or electronic payment card solutions to disburse federal government benefits to unbanked Social Security recipients under a subcontract with Comerica, Inc. to the Department of the Treasury.

Administrative Services – We provide mail handling, scanning, electronic document management, government records management and other administrative services to the Social Security Administration and other federal government agencies.

Customer Care – We offer call management, public service dispatch, online services, emergency incident reporting, project management and IT integration skills to governmental organizations, as well as data centralization and trend analysis.

Revenues by Service Line

Our revenues by service line over the past three years are shown in the following table (in thousands):

	Fiscal year ended June 30,		
	2008	2007	2006
Business process outsourcing (a)	$ 4,792,403	$ 4,322,164	$ 3,996,558
Information technology services	1,041,036	1,013,801	971,832
Systems integration services (b)	327,111	436,514	385,271
Total revenues	$ 6,160,550	$ 5,772,479	$ 5,353,661

(a) Includes $17.6 million, $26.8 million and $131.2 million of revenues for fiscal years 2008, 2007 and 2006, respectively, from operations divested through June 30, 2008.

(b) Includes $0.3 million of revenues for fiscal year 2006 from operations divested through June 30, 2008.

Competition

The markets for our services are intensely competitive and highly fragmented. We believe our competitive advantage comes from our use of world-class technology, subject matter expertise, process reengineering skills, proprietary software, our global production model and activity-based compensation.

We compete with a variety of companies in the markets we serve, as well as in-house departments performing the function that we are seeking to outsource. Competition can be large multi-national corporations, accounting or consulting companies, smaller niche service providers and offshore service providers in low-cost locations.

Global Production Model

One of our key differentiators is our global production model which encompasses employees in production centers around the world including India, Mexico, the Philippines, Jamaica, Ghana, Brazil, Guatemala, Chile, Argentina, Spain, Poland and Ireland, among others. Our global production model is enabled by our use of technology, including our WorkFlow technology, which allows us to securely distribute discreet portions of client deliverables within data privacy limits across our global workforce and reassemble the finalized deliverable once each discreet portion is complete. Our global production model allows us to leverage lower cost production locations, consistent methodology and processes, and time zone advantages. During fiscal 2008, we increased the headcount in our global production model and anticipate further increases in the future. We believe our global production model is one of our key competitive advantages.

Client Base

Our five largest clients accounted for approximately 13% of each of our fiscal years 2008, 2007 and 2006 revenues. Our largest client, Sprint Nextel Corporation, represented approximately 4%, 3% and 3% of our consolidated revenues for fiscal years 2008, 2007 and 2006, respectively.

Factors that clients consider when determining whether to outsource a function and the choice of service provider include the following: service offerings, service delivery approach, subject matter expertise, technological innovations, value-add propositions, reputation, references and price.

Geographic Information

Approximately 92%, 93% and 95% of our revenues for fiscal years 2008, 2007 and 2006, respectively, were derived from domestic clients. As of June 30, 2008 and 2007, approximately 88% and 92%, respectively, of our long-lived assets were located in the United States. As of June 30, 2008, the largest concentrations of our long-lived assets located outside the United States are in France, the United Kingdom and Mexico, with approximately 2% of our total long-lived assets in each country. As of June 30, 2007, the largest concentration of our long-lived assets located outside the United States was in France, with approximately 2%. Please see Item 1A. Risk Factors for a discussion of the risks associated with our international operations.

Certifications and Governance

We have included the CEO and CFO certifications required by Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, as Exhibits 31.1 and 31.2, respectively, to this fiscal year 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"). The Annual CEO Certification, as required by Section 303A.12(a) of the New York Stock Exchange's ("NYSE") listing rules, regarding our compliance with the corporate governance listing standards of the NYSE, was submitted to the NYSE on June 20, 2008.

U.S. Securities and Exchange Commission Reports

All of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments to those reports, filed with or furnished to the SEC on or after May 14, 1996, are available free of charge through our internet website, www.acs-inc.com, as soon as reasonably practical after we have electronically filed such material with, or furnished it to, the SEC. Information contained on our internet website is not incorporated by reference in this Annual Report on Form 10-K. In addition, the SEC maintains an internet website containing reports, proxy and information statements, and other information filed electronically at www.sec.gov. You may also read and copy this information, for a copying fee, at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

ITEM 1A. RISK FACTORS

The risks described below should not be considered to be comprehensive or all-inclusive. If any events occur that give rise to the following risks, our business, financial condition, cash flow, prospects or results of operations could be materially and adversely affected, and as a result, the trading price of our Class A common stock could be materially and adversely impacted. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business, financial condition, cash flow, prospects or results of operations. These risk factors should be read in conjunction with other information set forth in this report, including our Consolidated Financial Statements and the related Notes.

We have issued debt and have a substantial uncommitted facility available to us. If interest rates rise or if we draw additional amounts under the facility, our debt service cost could increase and limit cash flow available to fund our operations, and limit our ability to obtain further debt or equity financing.

As of June 30, 2008, we have outstanding $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015 (collectively, the "Senior Notes") we sold in a public offering in June 2005, and approximately $1.9 billion is drawn under our Credit Facility (defined below). The Credit Facility provides for a senior secured term loan facility of $1.8 billion, with the ability to increase it by up to $1.8 billion (as of June 30, 2008), under certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increase it by up to $750 million (the "Revolving Facility") (collectively, the "Credit Facility"). Obligations under the Credit Facility are guaranteed by us and substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (but only to the extent such guarantees would not result in materially adverse tax consequences). In addition, Credit Facility obligations are secured under certain pledge agreements by (i) a first priority perfected pledge of all notes owned by us and the guarantors and the capital stock of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (subject to certain exceptions, including to the extent the pledge would give rise to additional SEC reporting requirements for our subsidiaries or result in materially adverse tax consequences), and (ii) a first priority perfected security interest in all other assets owned by us and the guarantors, subject to customary exceptions.

The interest rates under the Credit Facility fluctuate with changes in the market rates and with changes in our leverage ratio. Thus, our debt service cost will increase as market interest rates increase and as our leverage ratio increases. It will be necessary to utilize cash flow from operating activities to fund debt service cost related to our indebtedness. If we fail to have sufficient cash flow to satisfy the debt service cost of our indebtedness, then we could default on our indebtedness, resulting in foreclosure on the assets used to conduct our business. In addition, reduction of our available cash flow may negatively impact our business, including our ability to make future acquisitions, our ability to compete for client contracts requiring upfront capital costs, and our ability to meet our other obligations. Further, the amount of our indebtedness and our reduction in available cash flow may limit our ability to obtain further debt or equity financing. In addition, if we are fully drawn under our Credit Facility (including the increase resulting from the accordion features of the Revolving Facility), the book value of our equity may be in a deficit position.

A reversal, on appeal, of a lower court's determination that we have not defaulted on our Senior Notes and that those Notes have not been accelerated could have a negative impact on our cash flow and divert resources that could otherwise be utilized in our business operations.

Certain holders of our Senior Notes have appealed a lower court's determination that we did not default under our Senior Notes and that no acceleration of our payment obligations on the Senior Notes has occurred. Our position is that no default and no acceleration has occurred with respect to the Senior Notes or otherwise under the Indenture dated June 6, 2005 (the "Indenture") between us and The Bank of New York Trust Company, N.A., which has been subsequently replaced as Trustee by Wilmington Trust Company (the "Trustee"), and filed a lawsuit against the Trustee in the United States District Court, Northern District of Texas, Dallas Division, which sought the declaratory judgment which we received affirming our position. There can be no assurance of the outcome of that appeal. If the lower court's determination is reversed on appeal and final judgment is rendered that there has been a default and acceleration has occurred, then we may have to pay the principal and accrued interest under the Senior Notes. While we do have cash on hand and credit available under our Credit Facility to draw funds to repay the Senior Notes, using our available cash or drawing on the Credit Facility for this purpose would reduce our available cash or credit which could otherwise be used for other corporate purposes, such as acquisitions, share repurchases and general corporate purposes.

The complexity of regulatory environments in which we operate has increased and may continue to increase our costs.

Our business is subject to increasingly complex corporate governance, public disclosure, accounting and tax requirements and environmental legislation that have increased both our costs and the risk of noncompliance. Because our Class A common stock and Senior Notes are publicly traded, we are subject to certain rules and regulations for federal, state and financial market exchange entities (including the Public Company Accounting Oversight Board, the SEC and the NYSE). We have implemented new policies and procedures and continue developing additional policies and procedures in response to recent corporate scandals and laws enacted by Congress. Without limiting the generality of the foregoing, we have made a significant effort to comply with the provisions of the Sarbanes-Oxley Act of 2002 (including, among other things the development of policies and procedures to satisfy the provisions thereof regarding internal control over financial reporting, disclosure controls and procedures and certification of financial statements appearing in periodic reports). Our effort to comply with these new regulations has resulted in, and is likely to continue resulting in, increased general and administrative expenses and diversion of management time and attention from revenue generating activities to compliance activities.

We are subject to the oversight of the SEC and other regulatory agencies and investigations by those agencies could divert management's focus and could have a material adverse impact on our reputation and financial condition.

As a result of the regulation and oversight of the SEC and other regulatory agencies, we may be subject to legal and administrative proceedings. We are currently the subject of an ongoing SEC and Department of Justice ("DOJ") investigation related to our historical stock option grant practices. As a result of these investigations, several derivative lawsuits have been filed in connection with our stock option grant practices generally alleging claims related to breach of fiduciary duty and unjust enrichment by certain of our directors and senior executives. As the result of these investigations and shareholder actions, we have incurred and will continue to incur significant legal costs and a significant amount of time of our senior management has been focused on these matters that otherwise would have been directed toward the growth and development of our business. We have concluded our internal investigation of our stock option grant practices as discussed in Note 20 to our Consolidated Financial Statements. The SEC and DOJ investigations are continuing and until these investigations of our stock option grant practices are complete, we are unable to predict the effect, if any, that these investigations and lawsuits will have on our business and financial condition, results of operations and cash flow. We cannot assure that the SEC and/or DOJ will not seek to impose fines or take other actions against us that could have a significant negative impact on our financial condition. In addition, publicity surrounding the SEC's and DOJ's investigations, the derivative causes of actions, or any enforcement action, even if ultimately resolved favorably for us, could have a material adverse impact on our cash flows, financial condition, results of operations or business.

Our credit rating or further reductions of our credit rating may have an adverse impact on our business.

The ratings on our current outstanding obligations currently established by the ratings agencies are below investment grade. Below investment grade ratings could negatively impact our ability to renew contracts with our existing clients, limit our ability to compete for new clients, result in increased premiums for surety bonds to support our clients contracts, and/or result in a requirement that we provide collateral to secure our surety bonds. Further, certain of our commercial outsourcing contracts provide that, in the event our credit ratings are downgraded to specified levels, the client may elect to terminate its contract with us and either pay a reduced termination fee or, in some limited instances, no termination fee. A credit rating reduction or downgrade could adversely affect these client relationships. There may be reductions in our ratings if we incur additional indebtedness, including amounts that may be drawn under our Credit Facility.

A decline in revenues from or a loss or failure of significant clients could reduce our profitability and cash flow.

Our revenues, profitability, financial condition and cash flow could be materially adversely affected by the loss or failure of significant clients, some of whom are in sectors which have experienced significant financial difficulties or consolidation, and/or the reduction of volumes or their inability to make payments to us, as a result of, among other things, their merger or acquisition, divestiture of assets or businesses, contract expiration, non-renewal or early termination (including termination for convenience) or business or financial failure or deterioration. Economic and political conditions could affect our clients' businesses and the markets they serve. A significant or prolonged economic downturn, continued high energy prices or a negative or uncertain political climate could, or could continue to, adversely affect our clients' financial conditions and the level of business activity of our clients and the industries we serve, which may reduce our clients' demand for our services or depress pricing of those services and have a material adverse affect on our business, prospects, results of operations, revenues and cash flow. In addition, we incur certain fixed costs related to providing our information technology and business process outsourcing services to our clients. Therefore the loss or failure of any one of our significant clients could leave us with a significantly higher level of fixed costs than is necessary for some period of time to serve our remaining clients, thereby reducing our profitability and cash flow.

Our ability to recover capital investments in connection with our contracts is subject to risk.

In order to attract and retain large outsourcing contracts we sometimes make significant capital investments to perform our services under the contract, such as purchases of information technology equipment and costs incurred to develop and implement software. The net book value of such assets recorded, including a portion of our intangible assets, could be impaired, and our earnings and cash flow could be materially adversely affected in the event of the early termination of all or a part of such a contract or the reduction in volumes and services thereunder for reasons such as, among other things, a client's merger or acquisition, divestiture of assets or businesses, business failure or deterioration, or a client's exercise of contract termination rights.

We have non-recurring revenue, which subjects us to a risk that our revenues and cash flows from may fluctuate from period to period.

Revenue generated from our non-recurring services, including our consulting and unclaimed property escheatment services, may increase or decrease in relation to the revenue generated from our recurring services, such as business process outsourcing and information technology outsourcing. Our mix of non-recurring and recurring revenues is impacted by acquisitions as well as growth in our non-recurring lines of business. There is less predictability and certainty in the timing and amount of revenue generated by our non-recurring services and, accordingly, our revenues, results of operations and cash flow may be significantly impacted by the timing and amounts of revenues generated from our non-recurring services.

The markets in which we operate are highly competitive and we may not be able to compete effectively.

We expect to encounter additional competition as we address new markets and new competitors enter our existing markets. If we are forced to lower our pricing or if demand for our services decreases, our business, financial condition, results of operations, and cash flow may be materially and adversely affected. Some of our competitors have substantially greater resources, and they may be able to use their resources to adapt more quickly to new or emerging technologies, to devote greater resources to the promotion and sale of their products and services, or to obtain client contracts where sizable asset purchases, investments or financing support are required. In addition, we must frequently compete with a client's own internal business process and information technology capabilities, which may constitute a fixed cost for the client. In the future, competition could continue to emerge from large computer hardware or software providers as they shift their business strategy to include services. Competition has also emerged from European and Indian offshore service providers seeking to expand into our markets and from large consulting companies seeking operational outsourcing opportunities.

Our business could be adversely affected if our clients are not satisfied with our services.

Our business model depends in large part on our ability to attract new work from our base of existing clients. Our business model also depends on relationships we develop with our clients so that we can understand our clients' needs and deliver solutions and services that are tailored to those needs. If a client is not satisfied with the quality of work performed by us or a subcontractor, or with the type of services or solutions delivered, then we could incur additional costs to address the situation, the profitability of that work might be impaired, and the client's dissatisfaction with our services could damage our ability to obtain additional work from that client. In particular, clients that are not satisfied might seek to terminate existing contracts prior to their scheduled expiration date and could direct future business to our competitors. In addition, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts with current and prospective clients.

We are dependent to a significant extent on third party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers, and could be materially adversely affected if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change.

Our ability to service our clients and deliver and implement solutions depends to a large extent on third party providers such as subcontractors, a relatively small number of primary software vendors and utility providers and network providers meeting their obligations to us and our expectations in a timely, quality manner. Our business, revenues, profitability and cash flows could be materially and adversely affected and we might incur significant additional liabilities if these third party providers do not meet these obligations or our expectations or if they terminate or refuse to renew their relationships with us or were to offer their products to us on less advantageous terms than we previously had. In addition, many of our facilities are located in jurisdictions outside of the United States where the provision of utility services, including electricity and water, may not be consistently reliable and, while there are backup systems in many of our operating facilities, an extended outage of utility or network services may have a material adverse effect on our operations, revenues, cash flow and profitability.

We may not be successful at identifying, acquiring or integrating other businesses or technologies.

Historically, we have made a significant number of acquisitions that have expanded the products and services we offer, provided a presence in a complementary business or expanded our geographic presence. We intend to continue our acquisition strategy. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates or consummate any additional acquisitions or that any future acquisitions will be successfully integrated or will be advantageous to us. If the businesses or technologies we acquire fail to perform in accordance with our expectations or if their liabilities exceed our expectations, our cash flow, financial condition and results of operations may be adversely affected. Without additional acquisitions, we are unlikely to maintain historical total growth rates.

A failure to properly manage our operations and our growth could have a material adverse effect on our business.

We have expanded our operations in recent years. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities. Some market opportunities require that we develop software to perform the services we become contractually obligated to perform, such as our Medicaid activities. This growth places a significant demand on our management and operational resources. In order to manage growth effectively, we must design, develop, implement and improve our operational systems, which may include the design, development and implementation of software and timely development and implementation of procedures and controls. If we fail to design, develop and implement and improve these systems, we may not be able to service our clients' needs, hire and retain new employees, pursue new business opportunities, complete future acquisitions or operate our businesses effectively. We could also trigger contractual credits to clients or a contractual default. Failure to properly transition new clients to our systems, properly budget transition costs or accurately estimate new contract operational costs could result in delays in our contract performance, trigger service level penalties, impair fixed or intangible assets or result in contracts whose profit margins did not meet our expectations or our historical profit margins. Failure to properly integrate acquired operations could result in increased cost. As a result of any of these problems associated with expansion, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In addition, our success depends on our ability to develop and implement services and solutions that anticipate and respond to continuing changes in technology, industry developments and client needs. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. Also, services, solutions and technologies offered by current or future competitors may make our service or solution offerings uncompetitive or obsolete.

Our Government contracts are subject to termination rights, audits and investigations, which, if exercised, could negatively impact our reputation and reduce our ability to compete for new contracts.

Approximately 40% of our fiscal year 2008 revenues were derived from contracts with state and local governments and from federal government agencies, including our contract with the Department of Education. Governments and their agencies have the right to terminate most of these contracts at any time, without cause. Also, our Department of Education contract and our other federal contracts are subject to the approval of appropriations by the United States Congress to fund the expenditures of the federal government under this contract. Additionally, government contracts are generally subject to audits and investigations by government agencies. If the government finds that we improperly charged any costs to a contract, the costs are not reimbursable or, if already reimbursed, the cost must be refunded to the government. If the government discovers improper or illegal activities in the course of audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government. Any resulting penalties or sanctions could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, the negative publicity that arises from findings in such audits, investigations or the penalties or sanctions therefore could have an adverse effect on our reputation in the industry and reduce our ability to compete for new contracts and may also have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur delays in signing and commencing new business as the result of protests of government contracts that we are awarded.

After a government contract is awarded, a competing bidder may protest the award. If we are awarded a contract and it is protested, it will be necessary to incur costs to defend the award of the contract. Costs to defend an award may be significant and could include hiring experts to defend the basis for the contract award. Some contract protests may take years to resolve. In some instances where we are awarded a contract, the contracting government entity may request that we sign a contract and commence services, even though the contract award has been protested. If the protest is upheld, then our contract would be terminated and the amounts due to us for services that have been performed to date would be subject to payment pursuant to the terms of the terminated contract. Such terms may not provide for full recovery of our incurred costs. In addition, if the government agency requests that we make changes to our contractual agreement during a protest period, but the government agency is unable or unwilling to modify the contract at the end of the protest period (whether or not we are successful in defending the protest), we may be unable to recover the full costs incurred in making such changes. In addition, we may suffer negative publicity as the result of any contract protest being upheld and our contract being terminated. Further, if the contract is re-bid, we could incur additional costs associated with the re-bid process and be subject to a potential protest if we are awarded a subsequent contract.

Some of our contracts contain provisions that could adversely affect our business, financial condition, operating results and cash flows. Additionally, our inability to control costs could adversely affect our business, financial condition, operating results and cash flows.

Most of our contracts permit termination in the event our performance is not consistent with the service levels specified in those contracts, or require us to provide credits to our clients for failure to meet those service levels. The invoking of those termination or service level penalty provisions by clients, or the seeking of damages by clients permitted under those contracts or the loss of our reputation if clients are not satisfied with our level of performance, could materially adversely affect our business, financial condition, operating results and cash flow.

Other contracts contain pricing provisions requiring that our services be priced based on a fixed price or a fixed price per transaction. Our pricing is dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, or if we encounter increased or unexpected costs, delays, failures or risks, including those outside our control, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. In addition, some contract provisions permit a client to request that their pricing be established by reference to a pre-established standard or benchmark and some of our contracts contain re-pricing provisions which can result in reductions of our fees for performing our services. In such situations, we are exposed to the risk that we may be unable to price our services to levels that will permit recovery of our costs, and may adversely affect our operating results and cash flow.

Our inability to control our costs and improve our efficiency would also materially adversely affect our business, financial condition, operating results and cash flow. Our cost reduction initiatives might not be sufficient to respond to all pressures on our pricing and, even if we achieve some cost savings, we could experience erosion of operating income as a percentage of revenues before reimbursements if current pricing pressures accelerate.

Claims associated with our actuarial consulting and benefit plan management services could negatively impact our business.

In May 2005, we acquired the human resources consulting business of Mellon Financial Corporation, which includes actuarial consulting services related to commercial, governmental and Taft-Hartley pension plans. Providers of these types of consulting services have experienced frequent claims, some of which have resulted in litigation and significant settlements or judgments, particularly when investment markets have performed poorly and pension funding levels have been adversely impacted. In addition, our total benefits outsourcing business unit manages and administers benefit plans on behalf of its clients and is responsible for processing numerous plan transactions for current and former employees of those clients. We are subject to claims from our client and its current and former employees if transactions are not properly processed. If any claim is made against us in the future related to our actuarial consulting services or benefit plan management services, our business, financial condition, results of operations and cash flows could be materially and adversely affected as a result of the time and cost required to defend such a claim, the cost of settling such a claim or paying any judgments resulting therefrom, or the damage to our reputation in the industry that could result from the negative publicity surrounding such a claim.

We may be subject to claims of infringement of third-party intellectual property rights which could adversely affect our business.

We rely heavily on the use of intellectual property. We do not own the majority of the software that we use to run our business; instead we license this software from a small number of primary vendors. If these vendors assert claims that we or our clients are infringing on their software or related intellectual property, we could incur substantial costs to defend these claims, which could have a material effect on our profitability and cash flow. In addition, if any of our vendors' infringement claims are ultimately successful, our vendors could require us (1) to cease selling or using products or services that incorporate the challenged software or technology, (2) to obtain a license or additional licenses from our vendors, or (3) to redesign our products and services which rely on the challenged software or technology. In addition, we may be exposed to claims for monetary damages. If we are unsuccessful in defending an infringement claim and our vendors require us to initiate any of the above actions, or we are required to pay monetary damages, then such actions could have a material adverse effect on our business, financial condition, results of operations, prospects and cash flow.

We are subject to United States and foreign jurisdiction laws relating to individually identifiable information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and negatively impact our operations.

We process, transmit and store information relating to identifiable individuals, both in our role as a service provider and as an employer. As a result, we are subject to numerous United States (both federal and state) and foreign jurisdiction laws and regulations designed to protect individually identifiable information, including social security numbers, financial and health information. For example, in 1996, Congress passed the Health Insurance Portability and Accountability Act and as required therein, the Department of Health and Human Services established regulations governing, among other things, the privacy, security and electronic transmission of individually identifiable health information. We have taken measures to comply with each of those regulations on or before the required dates. Another example is the European Union Directive on Data Protection, entitled "Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data." We have also taken steps to address the requirements of that Directive. Other United States (both federal and state) and foreign jurisdiction laws apply to the processing of individually identifiable information as well, and additional legislation may be enacted at any time. Failure to comply with these types of laws may subject us to, among other things, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations, any of which may have a material adverse effect on our profitability and cash flow.

We are subject to breaches of our security system.

We have implemented security systems with the intent of maintaining the physical security of our facilities and protecting our, our clients' and our suppliers' confidential information and information related to identifiable individuals against unauthorized access through our information systems or by other electronic transmission or through the misdirection, theft or loss of physical media. These include, for example, the encryption of information. Despite such efforts, we are subject to breach of security systems which may result in unauthorized access to our facilities and/or the information we are trying to protect. If unauthorized parties gain physical access to a Company facility or electronic access to our information systems or such information is misdirected, lost or stolen during transmission or transport, any theft or misuse of such information could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our clients that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for damages related to the theft or misuse of such information, any of which may have a material adverse effect on our profitability and cash flow.

Budget deficits and/or fluctuations in the number of requests for proposals issued by state and local governments and their agencies may adversely impact our business.

Approximately 40% of our fiscal year 2008 revenues were derived from contracts with federal, state and local governments and their agencies. From time to time, state and local government clients may face budget deficits. Also, the number of requests for proposals issued by state and local government agencies are subject to fluctuation. A significant number of government contracts have provisions permitting termination by the contracting government agency for convenience. If state and local budgets were to be reduced, then services we provided could become non-essential and our contracts could be terminated and future contracting opportunities for government contracts could be limited. Such an event could reduce our revenue and profitability.

Our international and domestic operations are subject to a number of risks.

Recently we have expanded our international operations and also continually evaluate the acquisition of companies formed and operating in foreign countries. We have approximately 20,000 employees in Mexico, India, the Philippines, Jamaica, Ghana, the United Kingdom, Spain, Canada, Guatemala, Malaysia, Dominican Republic and France, as well as a number of other countries, that primarily support our commercial business process and information technology services. Our international operations and acquisitions are subject to a number of risks. These risks include the possible impact on our operations of the laws of foreign countries where we may do business including, among others, data privacy, laws regarding licensing and labor council requirements. In addition, we may experience difficulty integrating the management and operations of businesses we acquire internationally, and we may have difficulty attracting, retaining and motivating highly skilled and qualified personnel to staff key managerial positions in our ongoing international operations. Our international operations may also be impacted by trade restrictions, such as tariffs and duties or other trade controls imposed by the United States or other jurisdictions, as well as other factors that may adversely affect our business, financial condition and operating results. Because of these foreign operations we are subject to regulations, such as those administered by the Department of Treasury's Office of Foreign Assets Controls ("OFAC") and export control regulations administered by the Department of Commerce. Violation of these regulations could result in fines, criminal sanctions against our officers, and prohibitions against exporting, as well as damage to our reputation, which could adversely affect our business, financial condition and operating results.

In addition, our international and domestic operations and facilities and those of our clients are subject to a number of risks related to general economic, social and political conditions in the countries where we or they operate, including, among others, fluctuations in cultural differences, political instability, acts of violence, armed hostilities or natural disasters, employee work stoppages or strikes and the additional expenses and risks inherent in conducting worldwide operations across geographically distant locations.

Our operating results may be adversely affected by fluctuations in foreign currency exchange rates.

Although we report our operating results in U.S. dollars, a percentage of our revenues are denominated in currencies other than the U.S. dollar. Fluctuations in foreign currency exchange rates can have a number of adverse effects on us.

- Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, expenses and income, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, changes in the value of the U.S. dollar against other currencies will affect our revenues, operating income and the value of balance-sheet items originally denominated in other currencies. Declines in the value of other currencies against the U.S. dollar could cause our consolidated earnings stated in U.S. dollars to be lower than our consolidated earnings in local currency and could affect our reported results when compared against other periods. Conversely, increases in the value of other currencies against the U.S. dollar could cause our consolidated earnings stated in U.S. dollars to be higher than our consolidated earnings in local currency and could affect our reported results when compared against other periods. There is no guarantee that our financial results will not be adversely affected by currency exchange rate fluctuations.

- In some countries we could be subject to strict restrictions on the movement of cash and the exchange of foreign currencies, which could limit our ability to use this cash across our global operations.

- As we continue to leverage our global delivery model, more of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies against the U.S. dollar could increase costs for delivery of services at off-shore sites by increasing labor and other costs that are denominated in local currency, and there can be no assurance that our contractual provisions or any currency hedging activities would offset this impact. This could result in a decrease in the profitability of our contracts that are utilizing delivery center resources.

A failure to attract and retain necessary technical personnel, skilled management and qualified subcontractors may have an adverse impact on our business.

Because we operate in intensely competitive markets, our success depends to a significant extent upon our ability to attract, retain and motivate highly skilled and qualified personnel and to subcontract with qualified, competent subcontractors. If we fail to attract, train, and retain sufficient numbers of qualified engineers, technical staff and sales and marketing representatives or are unable to contract with qualified, competent subcontractors, our business, financial condition, and results of operations will be materially and adversely affected. Experienced and capable personnel in the technology industry remain in high demand, and there is continual competition for their talents. Additionally, we may be required to increase our hiring in geographic areas outside of the United States, which could subject us to increased geopolitical and exchange rate risk. Our success also depends on the skills, experience, and performance of key members of our management team. The loss of any key employee or the loss of a key subcontractor relationship could have an adverse effect on our business, financial condition, cash flow, results of operations and prospects.

Risks associated with loans that we service may reduce our profitability and cash flow.

Our Commercial Education business service (for various lenders and under various service agreements) a portfolio of approximately 2.8 million loans with an outstanding principal balance of approximately $39.9 billion as of June 30, 2008 made under the Federal Family Education Loan Program, which loans are guaranteed by a federal government agency. If a loan is in default, then a claim is made upon the guarantor. If the guarantor denies the claim because of a servicing error, then under certain of the servicing agreements we may be required to purchase the loan from the lender. Upon purchase of the loan, we attempt to cure the servicing errors and either sell the loan back to the guarantor (which must occur within a specified period of time) or sell the loan on the open market to a third party. We are subject to the risk that we may be unable to cure the servicing errors or sell the loan on the open market. Our reserves, which are based on historical information, may be inadequate if our servicing performance results in the requirement that we repurchase a substantial number of loans, which repurchase could have a material adverse impact on our cash flow and profitability.

Certain provisions of our certificate of incorporation, bylaws and Delaware law and our stock ownership could deter takeover attempts.

Some provisions in our certificate of incorporation and bylaws could delay, defer, prevent or make more difficult a merger, tender offer, or proxy contest involving our capital stock. Our stockholders might view transactions such as these as being in their best interests because, for example, a change of control might result in a price higher than the market price for shares of the Class A common stock. Among other things, these provisions:

- require an 80% vote of the stockholders to amend some provisions of our certificate of incorporation;
- require an 80% vote of the stockholders to amend some provisions of our bylaws;
- permit only our Chairman, President or a majority of the Board of Directors (calculated as if there were no vacancies) to call stockholder meetings;
- authorize our Board of Directors to issue up to 3 million shares of preferred stock in series with the terms of each series to be fixed by our Board of Directors;
- authorize our Board of Directors to issue Class B common stock, which shares are entitled to ten votes per share;
- permit directors to be removed, with or without cause, only by a vote of at least 80% of the combined voting power; and
- specify advance notice requirements for stockholder proposals and director nominations to be considered at a meeting of stockholders.

Further, Section 203 of the Delaware General Corporation Law also generally restricts mergers and other business combinations between us and any holder of 15% or more of our voting stock. Further, we have entered into change of control agreements with certain of our executive officers, which may have the effect of discouraging an unsolicited takeover proposal.

In addition, Darwin Deason beneficially owns 6,599,372 shares of Class B common stock and 2,740,364 shares of the Class A common stock and controls approximately 44% of our total voting power (based on shares of both classes of common stock outstanding) as of August 18, 2008. As a result, Mr. Deason has the requisite voting power to significantly affect many of our significant decisions, including the power to block corporate actions such as an amendment to most provisions of our certificate of incorporation. In addition, Mr. Deason has the right to approve the non-management director nominees. Mr. Deason has an employment agreement, with a term that currently ends on May 18, 2010, provided that such term shall automatically be extended for an additional year on May 18 of each year, unless thirty days prior to May 18 of any year, Mr. Deason gives notice to us that he does not wish to extend the term or our Board of Directors (upon a unanimous vote of the directors, except for Mr. Deason) gives notice to Mr. Deason that it does not wish to extend the term.

The price of our Class A common stock may fluctuate significantly, which may result in losses for investors.

The market price for the Class A common stock has been and may continue to be volatile. For example, during the 52-week period ended August 18, 2008, the closing prices of our Class A common stock as reported on the NYSE ranged from a high of $57.08 per share to a low of $40.39 per share. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many high technology companies. These fluctuations have often been unrelated or disproportionate to changes in the operating performance of these companies. Any negative change in the public's perception of information technology companies could depress our stock price regardless of our operating results.

Other Risks

We have attempted to identify material risk factors currently affecting our business and company. However, additional risks that we do not yet know of, or that we currently believe are immaterial, may occur or become material. These risks could impair our business operations or adversely affect revenues, cash flow or profitability.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of June 30, 2008, we have approximately 343 locations in the United States, of which 174 locations are occupied by Commercial operations, 169 locations are occupied by Government operations, and our company-owned facility in Dallas, Texas, which is occupied by primarily Commercial and Corporate functions. We also have 121 locations in 27 other countries, of which 79 locations are occupied by Commercial operations and 42 locations are occupied by Government operations. In addition, we also have employees in client-owned locations. We own approximately 1.2 million square feet of real estate space and lease approximately 8.8 million square feet. The leases expire from calendar years 2008 to 2018 and we do not anticipate any significant difficulty in obtaining lease renewals or alternate space. Our executive offices are located in Dallas, Texas at a company-owned facility of approximately 630,000 square feet, which also houses a host data center and other operations. We believe that our current facilities are suitable and adequate for our current business.

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is incorporated by reference from Note 20 to our Consolidated Financial Statements set forth in Part I. Item 8 of this report.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At our 2007 Annual Meeting of Stockholders held on May 22, 2008, the following actions were taken:

1. Election of Directors:

Name	For	Withheld
Darwin Deason	110,950,744	35,618,291
Lynn R. Blodgett	113,402,983	33,166,052
Robert Druskin	119,039,731	27,529,304
Kurt R. Krauss	113,838,959	32,730,076
Ted B. Miller, Jr.	113,837,131	32,731,904
Paul E. Sullivan	119,039,523	27,529,512
Frank Varasano	113,844,671	32,724,364

Each of the directors was elected by a plurality of the vote and will serve until their respective successors are elected and qualified.

2. Approval of the fiscal year 2008 performance-based incentive compensation for ACS' executive officers.

For	Against	Abstain
139,290,967	5,682,793	1,595,274

3. Ratification of the appointment of PricewaterhouseCoopers LLP as ACS' independent registered public accounting firm for fiscal year 2008.

For	Against	Abstain
143,017,423	2,412,627	1,138,985

4. Approval of a stockholder proposal to adopt a policy on an annual advisory vote on executive compensation.

For	Against	Abstain	Broker Non-Votes
30,186,122	103,389,187	6,762,172	6,231,554

PART II

ITEM 5. MARKET FOR OUR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price

Our Class A common stock is traded on the NYSE under the symbol "ACS." The following table sets forth the high and low sales prices of our Class A common stock for the last two fiscal years as reported on the NYSE.

	High	Low
Fiscal year ended June 30, 2008		
First Quarter	$ 58.70	$ 45.52
Second Quarter	52.61	39.46
Third Quarter	53.23	40.43
Fourth Quarter	57.40	49.55
Fiscal year ended June 30, 2007		
First Quarter	54.16	47.32
Second Quarter	53.85	48.06
Third Quarter	60.63	47.79
Fourth Quarter	61.67	56.30

On August 18, 2008, the last reported sales price of our Class A common stock as reported on the NYSE was $50.48 per share. As of that date, there were approximately 56,000 record holders of our Class A common stock and one record holder of our Class B common stock.

Dividends

Under the terms of our Credit Facility and Senior Notes (each as defined in Item 1A. Risk Factors), we are allowed to pay cash dividends. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board of Directors deems relevant. We intend to retain earnings for use in the operation of our business and, therefore, did not pay cash dividends in the fiscal years ended June 30, 2008, 2007 and 2006 and do not anticipate paying any cash dividends in the foreseeable future.

Stock Option and Employee Stock Purchase Plans
The following table summarizes certain information related to our stock option and employee stock purchase plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of June 30, 2008	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in initial column) as of June 30, 2008
Equity compensation plans approved by security shareholders			
Stock options	13,682,410(1)	$ 47.82	10,542,500(2)
Employee stock purchase plan	N/A	N/A	646,457
Equity compensation plans not approved by security shareholders	-	-	-
Total	13,682,410	$ 47.82	11,188,957

(1) This consists of the 1997 Stock Incentive Plan and the 2007 Equity Incentive Plan. Upon exercise the holder is entitled to receive Class A common stock.

(2) This represents the available shares under the 2007 Equity Incentive Plan. In June 2007, our stockholders approved the 2007 Equity Incentive Plan which replaced the 1997 Stock Incentive Plan. The remaining shares available for issuance under the 1997 Stock Incentive Plan expired on December 31, 2007.

Stock Option Repricing
Please see Note 16 to our Consolidated Financial Statements for a discussion of the December 2006 repricing of certain outstanding stock options, our tender offer to amend certain options and results of the tender offer, as well as our offer to former employees.

Share Repurchase Program
Please see Note 16 to our Consolidated Financial Statements for a discussion of our Share Repurchase Programs.

Tender Offer
On January 26, 2006, we announced that our Board of Directors authorized a modified “Dutch Auction” tender offer to purchase up to 55.5 million shares of our Class A common stock at a price per share not less than $56 and not greater than $63 (the “Tender Offer”). The Tender Offer commenced on February 9, 2006, and expired on March 17, 2006 (as extended), and was funded with proceeds from the Term Loan Facility (defined in Item 1A. Risk Factors). Our directors and executive officers, including our Chairman, Darwin Deason, did not tender shares pursuant to the Tender Offer. The number of shares purchased in the Tender Offer was 7,365,110 shares of Class A common stock at an average price of $63 per share plus transaction costs, for an aggregate purchase amount of $475.9 million. All of the shares purchased in the Tender Offer were retired as of June 30, 2006.

Performance Graph

The graph below compares the total cumulative return of our Class A common stock from June 30, 2003 through June 30, 2008 with the Standard & Poor's 500 Software & Services Index and the Standard & Poor's 500 Stock Index. The graph assumes the investment of $100 on June 30, 2003 and the reinvestment of all dividends. The stock price performance shown on the graph is not necessarily indicative of future stock performance.



ACS
S&P 500 Index
S&P 500 Software & Services Index
180
170
160
150
140
130
120
110
100
90
80
2003
2004
2005
2006
2007
2008

	06/30/03	06/30/04	06/30/05	06/30/06	06/30/07	06/30/08
ACS	100	116	112	113	124	117
S&P 500 Index	100	119	126	137	163	143
S&P 500 Software & Services Index	100	117	117	117	142	134

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to and should be read in conjunction with our Consolidated Financial Statements and Notes thereto and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included elsewhere in this document. Please see the discussions "Significant Developments – Fiscal Years 2008, 2007 and 2006" in MD&A for a description of the more significant events, including business combinations, that impact comparability, as well as the Notes to our Consolidated Financial Statements (in thousands, except per share amounts).

	As of and for the fiscal year ended June 30,				
	2008	2007(b)	2006(c)	2005(d)	2004(e)
Results of Operations Data:					
Revenues (a)	$ 6,160,550	$ 5,772,479	$ 5,353,661	$ 4,351,159	$ 4,106,393
Operating income	$ 645,078	$ 536,955	$ 617,284	$ 647,484	$ 834,745
Net income	$ 329,010	$ 253,090	$ 358,806	$ 409,569	$ 521,728
Earnings per share – basic	$ 3.36	$ 2.53	$ 2.91	$ 3.21	$ 3.97
Earnings per share – diluted	$ 3.32	$ 2.49	$ 2.87	$ 3.14	$ 3.77
Weighted average shares outstanding – basic (f)	98,013	100,181	123,197	127,560	131,498
Weighted average shares outstanding – diluted (f)	98,993	101,572	125,027	130,556	139,880
Balance Sheet Data:					
Working capital	$ 1,017,977	$ 839,662	$ 704,158	$ 405,983	$ 406,854
Total assets	$ 6,469,399	$ 5,982,429	$ 5,502,437	$ 4,850,838	$ 3,907,242
Total long-term debt (g) (less current portion)	$ 2,357,541	$ 2,342,272	$ 1,614,032	$ 750,355	$ 372,439
Stockholders' equity	$ 2,308,374	$ 2,066,168	$ 2,456,218	$ 2,811,712	$ 2,569,678
Other Data:					
Net cash provided by operating activities (h)	$ 826,777	$ 738,378	$ 638,710	$ 739,348	$ 476,209

(a) Revenues from operations divested through June 30, 2008 were $17.6 million, $26.8 million, $131.5 million, $260 million and $551.0 million for fiscal years 2008, 2007, 2006, 2005 and 2004, respectively. Please see "Significant Developments – Fiscal Year 2008, 2007 and 2006" in MD&A and Note 6 to our Consolidated Financial Statements for a discussion of divestiture activity.

(b) During fiscal year 2007 we recorded a non-cash impairment charge of approximately $76.4 million ($48.3 million, net of income tax) related to a change in terms on our contract with the Department of Education. Please see "Significant Developments – Fiscal Year 2007" in MD&A for further discussion.

(c) Please see "Significant Developments – Fiscal Year 2006" in MD&A and the Notes to our Consolidated Financial Statements for discussion of significant items which impacted fiscal year 2006 results of operations.

(d) During fiscal year 2005, we acquired the human resources consulting and outsourcing business of Mellon Financial Corporation.

(e) During fiscal year 2004 we completed the sale of the majority of our federal business. We recognized a pretax gain of $285.3 million ($182.3 million, net of income tax) in fiscal year 2004.

(f) Please see Note 16 to our Consolidated Financial Statements for a discussion of our share repurchase programs and Tender Offer (defined in "Significant Developments – Fiscal Year 2006" in MD&A).

(g) During fiscal year 2005, we issued $500 million of Senior Notes (defined in Item 1A. Risk Factors) and during fiscal year 2006 we entered into a new $800 million Term Loan Facility and $1 billion Revolving Facility (each as defined in Item 1A. Risk Factors). Please see "Liquidity and Capital Resources" in MD&A and Note 12 to our Consolidated Financial Statements for a discussion of our credit arrangements.

(h) Please see "Liquidity and Capital Resources" in MD&A for a discussion of items affecting fiscal years 2008, 2007 and 2006 cash flow from operating activities.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

All statements and assumptions contained in this Annual Report and in the documents attached or incorporated by reference that are not based on historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Such forward-looking statements are based upon management's current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results, performance or achievements to be materially different from anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking information contained in these statements include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, indebtedness, litigation, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the results described in such statements. These factors include without limitation those listed herein under Item 1A. Risk Factors and other reports from time to time filed with or furnished to the SEC.

Forward-looking statements in this Annual Report on Form 10-K speak only as of the date of this Annual Report on Form 10-K, and forward-looking statements in documents attached or incorporated by reference speak only as to the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide non-core, mission critical services that our clients need to run their day-to-day business. We believe the market for our services is vast. The demand for our services has grown in recent years and we believe that this demand will continue to grow as the overall acceptance of outsourcing increases in both the Commercial and Government segments. The cornerstone of our business strategy is our focus on vertical markets and technology solutions that we can leverage across our business and client base.

We enter into long-term relationships with clients to provide services that meet their ongoing business requirements while supporting their mission critical business process or information technology needs. We derive our revenues from delivering comprehensive business process outsourcing and information technology services solutions to commercial and government clients. A substantial portion of our revenues is derived from recurring monthly charges to our clients under service contracts with initial terms that vary from one to ten years. The recurring nature of our revenue provides us with predictable revenue streams regardless of the economic cycle. We define recurring revenues as revenues derived from services that our clients use each year in connection with their ongoing businesses, and accordingly, exclude software license fees, short-term contract programming and consulting engagements, product installation fees, and hardware and software sales. However, if we add consulting or other services to enhance the value delivered and offered to our clients that are primarily short-term in nature, we may experience variations in our mix of recurring versus non-recurring revenues.

New Business Pipeline

Management focuses on various metrics in analyzing our business and its performance and outlook. One such metric is our sales pipeline, which was approximately $2 billion of annual recurring revenues as of June 30, 2008. Our sales pipeline includes potential business opportunities that will be contracted within the next six months and excludes business opportunities with estimated annual recurring revenue that are in excess of $100 million. Both the Commercial and Government pipelines have significant, quality opportunities within our vertical markets and horizontal solutions. As of June 30, 2008, the Commercial segment comprised approximately 59% of our pipeline and the Government segment comprised the remaining 41%. By service line, approximately 74% of our pipeline is business process outsourcing and approximately 26% of the pipeline is information technology solutions as of June 30, 2008. The Commercial segment pipeline includes opportunities in information technology services, commercial healthcare, transactional business process outsourcing and finance and accounting outsourcing. The Government segment pipeline includes opportunities in our domestic and international transportation business, in the state and local market for information technology and eligibility services and in government healthcare and with the federal government.

While the magnitude of our sales pipeline is an important indicator of potential new business signings and potential future internal revenue growth, actual new business signings and internal revenue growth depend on a number of factors including the effectiveness of our sales pursuit teams, competition for a deal, deal pricing, cash flow generation qualities of each deal and are subject to risks described further in Item 1A. Risk Factors of this Annual Report on Form 10-K.

New Business Signings

We define new business signings as estimated annual recurring revenue from new contracts and the incremental portion of renewals that are signed during the period, which represents the estimated first twelve months of revenue to be recorded under the contracts after full implementation. We use new business signings to forecast prospective revenues and to estimate capital commitments. Revenues for new business signings are measured under GAAP (defined below). There are no third party standards or requirements governing the calculation of new business signings and our measure may not be comparable to similarly titled measures of other companies. We define total contract value as the estimated total revenues from contracts signed during the period. We use total contract value as an additional measure of estimating total revenue represented by contractual commitments, both to forecast prospective revenues and to estimate capital commitments. Revenues for annual recurring revenue and total contract value are measured under GAAP.

During fiscal year 2008, we signed contracts with new clients and incremental business with existing clients representing $800.5 million of annual recurring revenue with an estimated $3.2 billion in total contract value. The Commercial segment contributed 60% of the new contract signings and the Government segment contributed 40% of the new contract signings (based on annual recurring revenues).

Internal Revenue Growth

We use internal revenue growth as a measure of the organic growth of our business. Internal revenue growth is measured as total revenue growth less revenues from acquisitions and revenues from divested operations. At the date of an acquisition, we identify the trailing twelve months of revenue of the acquired company as the "pre-acquisition revenue of acquired companies." Pre-acquisition revenue of the acquired companies is considered "acquired revenues" in our calculation, and actual revenues from the acquired company, either above or below "acquired revenues" are components of "internal growth" in our calculation. Revenues from divested operations are excluded from the internal revenue growth calculation in the periods following the effective date of the divestiture. We believe these adjustments to historical reported results are necessary to accurately reflect our internal revenue growth. Prior period internal revenue growth calculations are not restated for current period divestitures. Our measure of internal revenue growth may not be comparable to similarly titled measures of other companies. In fiscal year 2008, total revenue grew 7% over the prior fiscal year and internal revenue grew 5% over the prior fiscal year.

Client Renewal Rates

We focus on the performance of our contractual obligations and continually monitor client satisfaction. Renewal rates are the best indicator of client satisfaction. We calculate our renewal rate based on the total annual recurring revenue of renewals won as a percentage of total annual recurring revenue of all renewals sought. In fiscal year 2008, we renewed approximately 92% of total renewals sought, totaling $752.7 million of annual recurring revenue with a total contract value of approximately $2.7 billion. Average contract life for renewals varies between our government and commercial segments. The average contract life of renewals in the government segment is often longer than those in the commercial segment.

Capital Intensity

Management responds to technological advances and the rapid changes in the requirements of our clients by committing substantial amounts of our resources to the operation of multiple hardware platforms, the customization of products and services that incorporate new technology on a timely basis and the continuous training of our personnel. Management continually assesses the capital intensity of these technological advances and client requirements, addressing the challenge to stay ahead of the competition for innovative solutions and provide a lower cost solution for clients.

We monitor the capital intensity, defined as the total of capital expenditures and additions to intangible assets as a percentage of revenue, of new business signings. Understanding the capital intensity of new business signings is critical in determining the future free cash flow generating levels of our business. Historically, the capital intensity in our business has ranged between 5% and 7% of revenue. During fiscal years 2008 and 2007, the overall capital intensity of our business was approximately 5% and 6% of revenues, respectively. We expect that as our new business signings ramp, we will incur capital expenditures associated with the new business, which could result in increased capital intensity over the fiscal year 2008 percentage, but we expect that the capital intensity will remain within our historical range. We believe the expected capital intensity range of our new business signings reflects a healthy competitive environment and the related risks we are taking with respect to our new business process outsourcing business and information technology services business.

Employees

Attracting, retaining and training our employees has been a key component to our historical success and will continue to be a major factor in our future success. Because we operate in intensely competitive markets, our success depends to a significant extent on our ability to attract, retain and motivate highly skilled and qualified personnel. We consistently review our employee retention rates on a regional and global basis to ensure that we are competitive in hiring, retaining and motivating our employees. We perform benchmarking studies in some markets in which we compete to ensure our competitiveness in compensation and benefits and utilize employee surveys to gauge our employees' level of satisfaction. We provide our employees ongoing technological, management, financial and leadership training and will continue to do so to develop our employees and remain competitive. We utilize activity based compensation as a means to motivate certain of our employees in both segments of our business and believe our use of activity based compensation is a competitive advantage for ACS.

Other

We identified a number of risk factors in Item 1A. Risk Factors of this Annual Report on Form 10-K. Management continually monitors the general economic conditions, changes in technology and other developments in the markets we serve, competitive pricing trends and contractual terms for future impact on the Company in order to be able to respond effectively and on a timely basis to these developments.

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, we believe that certain non-GAAP financial measures and ratios, used in managing our business, may provide users of this financial information with additional meaningful comparisons between current results and prior reported results. Certain of the information set forth herein and certain of the information presented by us from time to time (including free cash flow and internal revenue growth) may constitute non-GAAP financial measures within the meaning of Regulation G adopted by the SEC. We have presented herein and we will present in other information we publish that contains any of these non-GAAP financial measures a reconciliation of these measures to the most directly comparable GAAP financial measure. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for comparable amounts determined in accordance with GAAP.

Fiscal Year 2009 Outlook

Our primary goal for fiscal 2009 is to increase internal revenue growth. We believe we will be able to accomplish this goal as our fiscal year 2008 new business signings generate incremental revenue in fiscal year 2009 and we continue to increase the level of new signings in fiscal year 2009. As a premier provider of business process outsourcing and information technology services, we believe we are well-positioned to benefit from commercial and governmental entities' demand to outsource non-core, mission-critical functions.

We expect demand for commercial business process and information technology services to remain strong during fiscal year 2009. We also anticipate our existing commercial clients will seek to increase their use of outsourcing as a means to increase their operating efficiency and reduce their costs in the future. We believe the Commercial segment will experience strong demand in fiscal year 2009 for transactional business process outsourcing, finance and accounting outsourcing, customer care outsourcing and traditional information technology services.

We anticipate strong demand for our government services. In addition to the areas that we have marketed historically, such as government healthcare, municipal services, electronic payment services and transportation services and solutions, we continue to believe that government entities could benefit from our commercial best practices in such areas as eligibility administration, human resources outsourcing, customer care and finance and accounting outsourcing. We anticipate growth in certain areas of the government business that have historically grown, such as revenue generating services and entitlement programs, when state and local clients have experienced budget pressure. This trend gives us confidence in our business model and its defensive counter-cyclical nature.

In the Government segment, we expect to expand our technology solutions and platforms, including our software solutions in the state Medicaid market. We expect to leverage our existing broad international presence and subject matter expertise in the transportation market to markets beyond transportation. We believe we can expand our existing solutions in the property, public safety and judicial markets into solutions that we can market globally.

Our non-compete agreement with Lockheed Martin Corporation expires in November 2008. The expiration of this agreement will allow us to compete for federal government contracts, beyond our current relationships with the Department of Education and other federal agencies.

From a geographic perspective, we believe that there will continue to be strong demand in the United States and expect to see more business process outsourcing opportunities in Europe and abroad. Our acquisitions of sds business services GmbH and Syan Holdings Limited strengthen our global information technology outsourcing presence in Europe and the United Kingdom.

We also intend to pursue strategic acquisitions in certain vertical markets that will enhance our existing service capabilities, expand our service offerings and increase our service innovation through technology solutions that we can leverage. We expect to strengthen our organization by promoting leaders from within the Company as well as recruiting top industry talent.

In both segments, we also plan to increase our penetration of low-cost delivery locations outside the United States and to deepen our use of incentive based compensation.

Significant Developments – Fiscal Year 2008

New Business
During fiscal year 2008, we signed contracts with new clients and incremental business with existing clients representing $800.5 million of annualized recurring revenue and an estimated $3.2 billion in total contract value. The Commercial segment contributed 60% of the new contract signings (based on annual recurring revenues) including contracts with Sprint Nextel Corporation, T-Mobile, Allergan, Michelin, Hess Corporation, Aetna, Inc., Student Loan Finance Corporation and Verizon Wireless. The Government segment contributed 40% of the new contract signings (based on annual recurring revenues). We teamed with Comerica, Inc. to provide card processing and customer support to the U.S. Department of the Treasury. We also signed contracts with the Tennessee Bureau of TennCare, Indiana Family and Social Services Administration, Alaska Department of Health and Social Services, Texas Housing and Community Affairs, District of Columbia Medical Assistance Administration, California Department of Social Services and Texas Health and Human Services Commission.

Deason/Cerberus Proposal
Please see Note 3 to our Consolidated Financial Statements for a discussion of the Deason/Cerberus proposal to purchase the Company.

Board of Directors
Please see Note 4 to our Consolidated Financial Statements for a discussion of the changes in our Board of Directors during fiscal year 2008.

Acquisitions
We completed seven acquisitions during fiscal year 2008. Please see Note 5 to our Consolidated Financial Statements for a discussion of these acquisitions.

Divestitures
In the second quarter of fiscal year 2008, we completed the sale of our decision support business in our Government segment and recorded a gain on the sale of approximately $2.4 million ($1.6 million, net of income tax) in other operating expense in our Consolidated Statements of Income. We believe that the decision support business was not strategic to our ongoing operations.

In the fourth quarter of fiscal year 2008, we completed the sale of our Unclaimed Property Reporting and Recovery ("UPRR") business in our Commercial segment and recorded a gain on the sale of approximately $1 million ($0.6 million, net of income tax) in other operating expense in our Consolidated Statements of Income. We believe that the UPRR business was not strategic to our ongoing operations.

Share Repurchase Programs
Please see Note 16 to our Consolidated Financial Statements for a discussion of our share repurchases during fiscal year 2008.

Adoption of FIN 48
Effective July 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for and disclosure of uncertainty in tax positions. Please see Note 14 to our Consolidated Financial Statements for a discussion of our adoption of FIN 48.

Stock Option Repricing
Please see Note 16 to our Consolidated Financial Statements for a discussion of the repricing of certain outstanding stock options, our tender offer to amend certain options and results of the tender offer, as well as our offer to former employees.

Review of Stock Option Grant Practices
On March 3, 2006, we received notice from the SEC that it was conducting an investigation into certain stock option grants made by us from October 1998 through March 2005. On June 7, 2006 and on June 16, 2006, we received requests from the SEC for information on all of our stock option grants since 1994. The SEC issued its formal order of investigation in August 2006. We have been providing supplemental information to the SEC on a voluntary basis following the initial SEC requests. We are continuing to cooperate with the SEC's investigation.

Subsequent Events

In July 2008, we completed the sale of our bindery business in our Government segment for approximately $9 million. We believe the bindery business was not strategic to our ongoing operations.

Significant Developments – Fiscal Year 2007

New Business
During fiscal year 2007, we signed contracts with new clients and incremental business with existing clients representing $607 million of annualized recurring revenue and an estimated $2.8 billion in total contract value. The Commercial segment contributed 64% of the new contract signings (based on annual recurring revenues) including contracts with Sprint Nextel Corporation, GlaxoSmithKline, Anthem and Verizon Wireless. The Government segment contributed 36% of the new contract signings (based on annual recurring revenues) including contracts to provide eligibility services to the State of Indiana, install a toll system for the Florida Department of Transportation and a contract with Florida Healthy Kids Corporation.

Acquisitions
We completed six acquisitions during fiscal year 2007. Please see Note 5 to our Consolidated Financial Statements for a discussion of these acquisitions.

Departure of Executive Officers
Please see Note 23 to our Consolidated Financial Statements for a discussion of the departure of our executive officers during fiscal year 2007.

Credit Arrangements
Please see Note 12 to our Consolidated Financial Statements for a discussion of the amendments, consents and waivers we received from the lenders under our Credit Facility.

Please see Note 12 to our Consolidated Financial Statements for a discussion of the declaratory action with respect to the alleged default and purported acceleration of our Senior Notes.

Sale of Minority Interests in a Professional Services Business
In fiscal year 2007, we sold our minority interests in a professional services company, which was accounted for under the equity method, for approximately $19 million. We recorded a gain on the sale of our minority interests of approximately $8.2 million ($5.3 million, net of income tax) in other non-operating (income) expense, net.

Share Repurchase Programs
Please see Note 16 to our Consolidated Financial Statements for a discussion of our share repurchases during fiscal year 2007.

Stock Option Repricing
Please see Note 16 to our Consolidated Financial Statements for a discussion of the December 2006 repricing of certain outstanding stock options, our tender offer to amend certain options and results of the tender offer, as well as our offer to former employees.

Contract with the Department of Education
We have provided loan servicing for the Department of Education's Direct Student Loan program for over ten years. In 2003, the Department conducted a competitive procurement for its "Common Services for Borrowers" initiative ("CSB"). CSB was a modernization initiative which integrated a number of student loan processing services for the Department, allowing the Department to increase loan servicing quality while saving overall program costs. In November 2003, the Department awarded us the CSB contract. Under this contract we provide comprehensive loan servicing, consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services for the Department of Education's Direct Student Loan program. The CSB contract has a 5-year base term which began in January 2004 and provides the Department five one-year options to extend after the base term. We estimate that our revenues from the CSB contract will exceed $1 billion in total over the base term of the contract. Annual revenues from this contract represented approximately 3% and 4% of our fiscal year 2008 and 2007 revenues, respectively.

In May 2007, we and the Department agreed to cease development of certain software contemplated under the CSB contract. At that time, we had implemented approximately $39 million of internally developed software into the current production system. As a result of the decision to cease development, we recorded a non-cash impairment charge of approximately $76.4 million (approximately $48.3 million, net of income tax) related to in-process capitalized development costs.

Government Healthcare Contract
Please see Note 20 to our Consolidated Financial Statements for a discussion of the settlement of our contract with the North Carolina Department of Health and Human Services.

Restructuring Activities
Please see Note 21 to our Consolidated Financial Statements for a discussion of our restructuring activities.

Significant Developments – Fiscal Year 2006

Review of Stock Option Grant Practices
Please see Note 20 to our Consolidated Financial Statements for a discussion of the results of our internal investigation of our stock option grant practices during the second quarter of fiscal year 2007 and the restatement of our Consolidated Financial Statements.

New Business
During fiscal year 2006, we signed contracts with new clients and incremental business with existing clients representing $762.2 million of annualized recurring revenue. The Commercial segment contributed 73% of the new contract signings (based on annual recurring revenues) including contracts with Sprint Nextel Corporation, T-Mobile, MeadWestvaco, Humana, Kaiser Permanente, Verizon Wireless, Unum Provident and Aetna. The Government segment contributed 27% of the new contract signings (based on annual recurring revenues) including contracts with the State of Maryland and Texas Health and Human Services Commission.

Acquisitions
We completed five acquisitions during fiscal year 2006. Please see Note 5 to our Consolidated Financial Statements for a discussion of these acquisitions.

Sale of Government Welfare-to-Workforce Services Business
In December 2005, we completed the divestiture of substantially all of our Government welfare-to-workforce services business (the "WWS Divestiture"). The welfare-to-workforce services business was no longer strategic or core to our operating philosophy. This divestiture allows us to focus on our technology-enabled business process outsourcing and information technology service offerings. Please see Note 6 to our Consolidated Financial Statements for a discussion of the WWS Divestiture.

Share Repurchase Programs
Please see Note 16 to our Consolidated Financial Statements for a discussion of our share repurchases during fiscal year 2006.

Tender Offer

On January 26, 2006, we announced that our Board of Directors authorized a modified "Dutch Auction" tender offer to purchase up to 55.5 million shares of our Class A common stock at a price per share not less than $56 and not greater than $63 (the "Tender Offer"). Please see Note 16 to our Consolidated Financial Statements for a discussion of the results of our Tender Offer.

Voting Rights of Our Chairman

Please see Note 16 to our Consolidated Financial Statements for a discussion of the Voting Agreement with the Chairman of our Board of Directors.

Departure of Executive Officer

Please see Note 23 to our Consolidated Financial Statements for a discussion of the departure of Jeffery A. Rich, former Chief Executive Officer during fiscal year 2006.

Credit Agreement

On March 20, 2006, we entered into the Credit Facility. The Credit Facility provides for a Term Loan Facility of $1.8 billion, with the ability to increase it by up to $1.8 billion (as of June 30, 2008), under certain circumstances and a senior secured Revolving Facility of $1 billion with the ability to increase it by up to $750 million. Please see Note 12 to our Consolidated Financial Statements for further discussion of our credit arrangements.

Restructuring Activities

Please see Note 21 to our Consolidated Financial Statements for a discussion of our restructuring activities.

Other

In January 2006, we announced that unsolicited discussions with a group of private-equity investors regarding a possible sale of the company had ended. We had considered alternatives to enhance shareholder value including the discussions with a group of private-equity investors, as well as the possible dual class recapitalization proposal described in our September 30, 2005 proxy statement.

Revenue Growth

In fiscal year 2008, we reorganized the internal operating and reporting structures in our Commercial and Government segments to more formally align our sales, service delivery and financial organizations under their appropriate leadership. As a result, we have restated our Commercial and Government segment results for prior periods to reflect our current operating and reporting structure. The restatement has no impact on our consolidated results for the period of restatement.

We use internal revenue growth as a measure of the organic growth of our business. Internal revenue growth is measured as total revenue growth less revenues from acquisitions and revenues from divested operations. At the date of an acquisition, we identify the trailing twelve months of revenue of the acquired company as the "pre-acquisition revenue of acquired companies." Pre-acquisition revenue of the acquired companies is considered "acquired revenues" in our calculation, and actual revenues from the acquired company, either above or below "acquired revenues" are components of "internal growth" in our calculation. Revenues from divested operations are excluded from the internal revenue growth calculation in the periods following the effective date of the divestiture. We believe these adjustments to historical reported results are necessary to accurately reflect our internal revenue growth. Prior period internal revenue growth calculations are not restated for current period divestitures. Our measure of internal revenue growth may not be comparable to similarly titled measures of other companies.

The following table sets forth the calculation of internal revenue growth (in thousands):

	Fiscal year ended June 30,		Growth		Fiscal year ended June 30,		Growth	
	2008	2007	$	%	2007	2006	$	%
Consolidated								
Total Revenues	$ 6,160,550	$ 5,772,479	$ 388,071	7%	$ 5,772,479	$ 5,353,661	$ 418,818	8%
Less: Divestitures	(5,077)	(10,613)	5,536		(914)	(104,524)	103,610	
Adjusted	$ 6,155,473	$ 5,761,866	$ 393,607	7%	$ 5,771,565	$ 5,249,137	$ 522,428	10%
Acquired revenues	$ 115,614	$ 4,094	$ 111,520	2%	$ 272,049	$ 22,437	$ 249,612	5%
Internal revenues	6,039,859	5,757,772	282,087	5%	5,499,516	5,226,700	272,816	5%
Total	$ 6,155,473	$ 5,761,866	$ 393,607	7%	$ 5,771,565	$ 5,249,137	$ 522,428	10%
Commercial								
Total Revenues (a)	$ 3,673,981	$ 3,404,935	$ 269,046	8%	$ 3,404,935	$ 3,118,159	$ 286,776	9%
Less: Divestitures	(5,077)	(5,487)	410		-	-	-	
Adjusted	$ 3,668,904	$ 3,399,448	$ 269,456	8%	$ 3,404,935	$ 3,118,159	$ 286,776	9%
Acquired revenues	$ 82,426	$ -	$ 82,426	2%	$ 174,947	$ 7,103	$ 167,844	5%
Internal revenues	3,586,478	3,399,448	187,030	6%	3,229,988	3,111,056	118,932	4%
Total	$ 3,668,904	$ 3,399,448	$ 269,456	8%	$ 3,404,935	$ 3,118,159	$ 286,776	9%
Government								
Total Revenues (b)	$ 2,486,569	$ 2,367,544	$ 119,025	5%	$ 2,367,544	$ 2,235,502	$ 132,042	6%
Less: Divestitures	-	(5,126)	5,126		(914)	(104,524)	103,610	
Adjusted	$ 2,486,569	$ 2,362,418	$ 124,151	5%	$ 2,366,630	$ 2,130,978	$ 235,652	11%
Acquired revenues	$ 33,188	$ 4,094	$ 29,094	1%	$ 97,102	$ 15,334	$ 81,768	4%
Internal revenues	2,453,381	2,358,324	95,057	4%	2,269,528	2,115,644	153,884	7%
Total	$ 2,486,569	$ 2,362,418	$ 124,151	5%	$ 2,366,630	$ 2,130,978	$ 235,652	11%

(a) The Commercial segment includes revenues from operations divested through June 30, 2008 of $14 million, $18 million and $18.8 million for fiscal years 2008, 2007 and 2006, respectively.

(b) The Government segment includes revenues from operations divested through June 30, 2008 of $3.6 million, $8.8 million and $112.7 million for fiscal years 2008, 2007 and 2006, respectively.

Results of Operations

The following table sets forth the items from our Consolidated Statements of Income expressed as a percentage of revenues. Please refer to the comparisons below for discussion of items affecting these percentages.

	Percentage of Revenue Fiscal year ended June 30,		
	2008	2007	2006
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Cost of revenues:			
Wages and benefits	47.2	47.6	48.0
Services and supplies	22.5	21.9	21.8
Rent, lease and maintenance	12.1	12.2	12.1
Depreciation and amortization	6.2	6.0	5.4
Software impairment charge	-	1.3	-
Other	0.4	0.5	0.7
Cost of revenues	88.4	89.5	88.0
Gain on sale of business	-	-	(0.6)
Other operating expenses	1.1	1.2	1.1
Total operating expenses	89.5	90.7	88.5
Operating income	10.5	9.3	11.5
Interest expense	2.6	3.2	1.3
Other non-operating income, net	(0.2)	(0.5)	(0.2)
Pretax profit	8.1	6.6	10.4
Income tax expense	2.8	2.2	3.7
Net income	5.3%	4.4%	6.7%

Comparison of Fiscal Year 2008 to Fiscal Year 2007

Revenues

Revenue increased $388.1 million, or 7%, to $6.2 billion during fiscal year 2008 from $5.8 billion during fiscal year 2007. Excluding revenues related to operations divested through June 30, 2008, our revenues increased $393.6 million, or 7%. Internal revenue growth was 5% and the remainder of the growth was related to acquisitions. Fiscal years 2008 and 2007 include revenues related to the operations divested through June 30, 2008 of $5.1 million and $10.6 million, respectively.

Revenue in our Commercial segment, which represented approximately 60% of our consolidated revenue for fiscal year 2008, increased $269 million, or 8%, to $3.67 billion in fiscal year 2008 compared to fiscal year 2007. Revenue growth from acquisitions was 2%. Internal revenue growth was 6%, due primarily to increased revenues related to contracts with Sprint Nextel Corporation, Verizon Wireless, University of Phoenix, the Walt Disney Company, DCP Midstream, Caremark, T-Mobile, General Motors Acceptance Corporation, Aetna, Inc., and Ingram Micro. We also experienced growth in our human resources consulting and outsourcing lines of business and our learning process outsourcing line of business. These increases were offset by declines with General Motors and APL. The contracts discussed above collectively represented approximately 89% of our internal revenue growth for the period in this segment. Our Commercial segment revenues for fiscal years 2008 and 2007 includes revenues related to our UPRR business, which was divested in the fourth quarter of fiscal year 2008, of $5.1 million and $5.5 million, respectively.

Revenue in our Government segment, which represented approximately 40% of our consolidated revenue for fiscal year 2008, increased $119 million, to $2.49 billion in fiscal year 2008 compared to fiscal year 2007. Internal revenue growth was 4%. We experienced growth in our contracts with government agencies including our Indiana eligibility contract and Maryland information technology services contract; in our transportation business with our contract with Montreal, Canada as well as our urban and airport parking services contracts; and in our healthcare offerings with our Medicaid contract with Washington, D.C. This growth was offset by declines in our contract with North Carolina Community College and our unclaimed property business. The areas discussed above collectively represent 94% of our internal revenue growth for the period in this segment. Revenue growth from acquisitions was 1%.

Operating Expenses
Wages and benefits increased $159.6 million, or 5.8%, to $2.9 billion. As a percentage of revenues, wages and benefits decreased 0.4% to 47.2% in fiscal year 2008 from 47.6% in fiscal year 2007. During the fiscal year 2008, we recorded $1.2 million of compensation expense related to amending certain employee stock options and $1.4 million for estimated costs related to certain former employees' stock options as discussed in Note 20 to our Consolidated Financial Statements. Lower incentive compensation accruals during fiscal year 2008 contributed 0.2% of the decrease as a percentage of revenue. During fiscal year 2007, we recorded $7.2 million of compensation expense related to our fiscal year 2007 restructuring activities and $1.1 million for duplicate costs related to our efforts to relocate domestic functions to offshore facilities.

Services and supplies increased $121.4 million, or 9.6%, to $1.4 billion in fiscal year 2008 from fiscal year 2007. As a percentage of revenues, services and supplies increased 0.6% to 22.5% in fiscal year 2008 from 21.9% in fiscal year 2007. An increase in revenues for our transportation contracts as discussed above contributed 0.4% to the increase in services and supplies as a percentage of revenues. These contracts have a higher component of services and supplies than our other operations. During fiscal year 2008 and 2007, we recorded $3.5 million and $2.8 million, respectively, in other costs associated with the potential buyout of the Company. During fiscal year 2007, we recorded $1.3 million related to our ongoing stock option investigation and shareholder derivative lawsuits, $0.5 million for our fiscal year 2007 restructuring activities and $0.2 million for other impairment charges.

Rent, lease and maintenance increased $44.5 million, or 6.3%, to $746.1 million. As a percentage of revenues, rent, lease and maintenance decreased 0.1% to 12.1% in fiscal year 2008 from 12.2% in fiscal year 2007. During fiscal year 2008 and 2007, we recorded $2.4 million and $0.9 million, respectively, for electronic data storage costs related to our ongoing stock option investigation. During fiscal year 2007, we recorded $2.1 million related to our fiscal year 2007 restructuring activities.

During fiscal year 2007, we recorded a non-cash impairment charge to in-process capitalized software related to our Department of Education contract of approximately $76.4 million as discussed above in "Contract with the Department of Education".

Other operating expenses increased $2.1 million to $68.8 million. As a percentage of revenues, other operating expenses decreased 0.1%, to 1.1%. This decrease of 0.1% is explained by the following items in fiscal years 2008 and 2007 (in millions):

	Fiscal year ended June 30,	
	2008	2007
Commercial segment:		
Litigation settlement	$ 3.0	$ -
Gain on sale of UPRR	(1.0)	-
Litigation settlement related to pre-acquisition activities of the Acquired HR Business (as defined in Note 5 to our Consolidated Financial Statements) and subsequent recovery from seller	(1.8)	4.5
Provision for uncollectible accounts receivable related to the bankruptcy of a sub-prime lending client	-	1.5
Government segment:		
Gain on sale of our decision support business	(2.4)	-
Gain on settlement of indemnification and other claims with Lockheed Martin Corporation	(2.2)	-
Corporate segment:		
Legal costs associated with the ongoing stock option investigations and stockholder derivative lawsuits, net of insurance recovery	30.1	30.1
Legal costs associated with the potential sale of the Company and stockholder derivative lawsuits	6.3	3.1
Reversal of penalties related to Section 162(m) disallowances	-	(0.9)
Total	$ 32.0	$ 38.3
As a percentage of revenue	0.5%	0.7%
Change as a percentage of revenue explained above	(0.2)%	
Other net change as a percentage of revenue	0.1 %	
Total change as a percentage of revenue	(0.1)%	

Operating Income
Operating income increased $108.1 million, or 20.1%, in fiscal year 2008 compared to the prior year. As a percentage of revenues, operating income increased 1.2%. This increase of 1.2% as a percentage of revenue is explained by the following items in fiscal year 2008 and 2007 (in millions):

	Fiscal year ended June 30,	
	2008	**2007**
Commercial segment:		
Litigation settlement	$ (3.0)	$ -
Impairment charge related to the termination of a Commercial client that was acquired	(1.6)	-
Gain on sale of UPRR	1.0	-
Costs related to our fiscal year 2007 restructuring activities	-	(8.9)
Litigation settlement related to pre-acquisition activities of the Acquired HR Business and subsequent recovery from seller	1.8	(4.5)
Provision for uncollectible accounts receivable and other charges related to the loss of a sub-prime lending client to bankruptcy	-	(1.7)
Asset impairments and other charges	-	(1.3)
Costs related to our efforts to relocate domestic functions to offshore facilities	-	(1.2)
Government segment:		
Gain on sale of our decision support business	2.4	-
Gain on settlement of indemnification and other claims with Lockheed Martin Corporation	2.2	-
Software impairment charge related to the CSB contract	-	(76.4)
Revenue related to the settlement of the North Carolina Department of Health and Human Services contract dispute	-	3.4
Cost related to our restructuring activities	-	(1.3)
Corporate segment:		
Legal and other costs associated with the ongoing stock option investigations and stockholder derivative lawsuits, net of insurance recovery	(32.5)	(32.3)
Legal costs and other costs associated with the potential sale of the Company and stockholder derivative lawsuits	(9.9)	(5.9)
Cost related to amending certain employees stock options	(1.2)	-
Cost related to certain former employees' stock options	(1.4)	-
Reversal of accrued penalties related to the Section 162(m) disallowances	-	0.9
Total	$ (42.2)	$ (129.2)
As a percentage of revenue	(0.7)%	(2.2)%
Change as a percentage of revenue explained above	1.5 %	
Other net change as a percentage of revenue	(0.3)%	
Total change as a percentage of revenue	1.2 %	

Interest Expense
Interest expense decreased $20.7 million, to $161.9 million, primarily due to lower interest rates on outstanding balances on our Credit Facility during fiscal year 2008 as compared to the same period of the prior year. Interest expense in fiscal year 2007 includes $2.6 million in charges related to a waiver fee on our Credit Facility.

Other Non-Operating Income, Net
Other non-operating income, net decreased $16 million to $13.1 million in fiscal year 2008 from $29.1 million in fiscal year 2007. Fiscal year 2007 includes a gain of $8.2 million on the sale of a minority interest in a professional services business. In addition, other income, net decreased in fiscal year 2008 due to lower income on the investments supporting our deferred compensation plans offset by foreign currency transaction gains and gains on our foreign currency forward agreements during fiscal year 2008.

Income Tax Expense
Our effective income tax rate decreased to 33.7% in fiscal year 2008 from 34% in fiscal year 2007. During fiscal year 2008 we reversed $5.9 million in income tax expense related to amounts previously accrued for Internal Revenue Code Section 162(m) deductions due to settlements with taxing authorities (please see Note 20 to our Consolidated Financial Statements for further discussion). During fiscal year 2007 we reversed $4.5 million in income tax expense related to amounts previously

accrued for cash-based compensation related issues associated with Section 162(m) deductions. Our effective income tax rate on operations is lower than the 35% federal statutory rate primarily due to the impact of refunds and additional settlements with taxing authorities resulting in a reduction of expenses calculated in accordance with FIN 48, offset by state income taxes.

Comparison of Fiscal Year 2007 to Fiscal Year 2006

Revenues
Revenue increased $418.8 million, or 8%, to $5.8 billion in fiscal year 2007 from $5.4 billion in fiscal year 2006. Excluding revenues related to the WWS Divestiture and related subsidiary divestiture (collectively, the "2006 Divestitures"), which were divested in the second quarter of fiscal year 2006, our revenues increased $522.4 million, or 10%. Internal revenue growth was 5% and the remainder of the growth was related to acquisitions. Fiscal years 2007 and 2006 include revenues related to the 2006 Divestitures of $0.9 million and $104.2 million, respectively.

Revenue in our Commercial segment, which represented approximately 59% of our consolidated revenue for fiscal year 2007, increased $286.8 million, or 9%, to $3.4 billion in fiscal year 2007 compared to fiscal year 2006. Revenue growth from acquisitions was 5%. Internal revenue growth was 4%, due primarily to increased revenues related to contracts with Sprint Nextel Corporation, MeadWestvaco, Glaxo-Smith-Kline, Disney, Humana, Genworth, Aetna, T-Mobile, Burger King, University of Phoenix and Unum Provident. These increases were partially offset by decreases with General Motors, SBC Communications, Chase Bank and APL. The contracts discussed above collectively represented approximately 97% of our internal revenue growth for the period in this segment.

Revenue in our Government segment, which represented approximately 41% of our consolidated revenue for fiscal year 2007, increased $132 million, to $2.4 billion in fiscal year 2007 compared to fiscal year 2006. Excluding the impact of the revenues related to the 2006 Divestitures, revenues in our Government segment increased to $2.4 billion in fiscal year 2007 compared to $2.1 billion in fiscal year 2006. Revenue growth from acquisitions was 4%, primarily due to the acquisition of Transport Revenue completed in the second quarter of fiscal year 2006. Internal revenue growth was 7% for fiscal year 2007. We experienced growth in the following areas: (i) our international and domestic transportation contracts, including contracts for the New Jersey Transit Authority and Melbourne, Australia for fare collection, Maryland EZPass, Los Angeles Transit Authority, our commercial vehicle operations contract and the city of Houston; (ii) our Medicaid and pharmacy benefit management contracts, including our Medicaid contracts with Texas, New Hampshire, North Dakota, Mississippi, New Mexico, Colorado and Wyoming, as well as our contracts with Florida Choice and Missouri Medical PA, offset by a decline in our contract with the Georgia Department of Community Health; (iii) our children and youth services and electronic payment services contacts, including our Indiana Eligibility, Michigan and Ohio electronic payment services and New York and New Jersey payment processing and e-Disbursement contracts; (iv) Government information technology business, including our contract with the State of Maryland; and (v) Social Security Administration. This growth was offset by declines in revenue related to our Department of Education and Texas CHIP contracts and lower revenues related to our unclaimed property business. The areas discussed above collectively represent 94% of our internal revenue growth for the period in this segment.

Operating Expenses
Wages and benefits increased $180.7 million, or 7%, to $2.7 billion in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, wages and benefits decreased 0.4% to 47.6% in fiscal year 2007 from 48% in fiscal year 2006. In fiscal years 2007 and 2006, we recorded approximately $7.2 million and $6.5 million, respectively, in expense for involuntary termination charges for employees related to our restructuring activities. In fiscal year 2007, we recorded compensation expense of approximately $1.1 million of duplicate costs related to our efforts to relocate domestic functions to offshore facilities. In fiscal year 2006 we recorded approximately $5.7 million in incremental transaction expenses related to the human resources consulting and outsourcing business of Mellon Financial Corporation (the "Acquired HR Business") and compensation expense of $5.4 million related to the departure of Jeffrey A. Rich, our former Chief Executive Officer.

Services and supplies increased $93.9 million, or 8%, to $1.3 billion in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, services and supplies increased 0.1% to 21.9% in fiscal year 2007 from 21.8% in fiscal year 2006. In fiscal year 2007 and 2006, we recorded $1.3 million and $0.3 million, respectively, related to our ongoing stock option investigations and shareholder derivative lawsuits. In fiscal year 2007, we recorded $2.8 million related to the potential buyout of the Company. In fiscal year 2007, we recorded approximately $0.5 million related to the consolidation of solution development groups within the Government segment. In fiscal year 2006, we recorded $0.6 million of impairment and other charges related to our restructuring activities.

Rent, lease and maintenance increased $55.1 million, or 8.5%, to $701.6 million in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, rent, lease and maintenance increased 0.1% to 12.2% in fiscal year 2007 from 12.1% in fiscal year

2006. Rent, lease and maintenance for fiscal year 2007 and 2006 includes approximately $2.1 million and $0.7 million, respectively, of duplicate facility, facility shutdown and other costs related to our restructuring activities. Fiscal year 2007 includes approximately $0.9 million of data storage costs related to our ongoing stock option investigations and shareholder derivative lawsuits.

Depreciation and amortization increased $56.3 million, or 19.4%, to $346.2 million in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, depreciation and amortization increased 0.6%, to 6.0% during fiscal year 2007 as a result of capital expenditures in fiscal year 2006 and 2007, primarily in our information technology outsourcing business.

During fiscal year 2007, we recorded a non-cash impairment charge to in-process capitalized software related to our Department of Education contract of approximately $76.4 million as discussed above in "Contract with the Department of Education".

Gain on sale of business was $32.9 million during fiscal year 2006 related to the 2006 Divestitures as discussed above in "Sale of Government Welfare-to-Workforce Services Business".

Other expenses decreased $6.2 million, or 15.6%, to $33.4 million in fiscal year 2007 from fiscal year 2006. As a percentage of revenues, other expenses decreased 0.2% to 0.5% in fiscal year 2007 from 0.7% in fiscal year 2006. In fiscal years 2007 and 2006, we recorded approximately $0.4 million and $3 million, respectively, related to our restructuring activities and $1 million and $3.3 million, respectively, related to asset impairments.

Other operating expenses increased $10 million to $66.7 million in fiscal year 2007. As a percentage of revenues, other operating expenses increased 0.1%, to 1.2%. This increase of 0.1% is explained by the following items in fiscal year 2007 and 2006 (in millions):

	Fiscal year ended June 30,	
	2007	2006
Commercial segment:		
Litigation settlement related to pre-acquisition activities of the Acquired HR Business	$ 4.5	$ -
Provision for uncollectible accounts receivable related to the bankruptcy of a sub-prime lending client	1.5	-
Provision for doubtful accounts for an assessment of risk related to the bankruptcies of certain airline clients	-	3.0
Government segment:		
Provision for estimated legal settlement and uncollectible accounts receivable related to the WWS Divestiture	-	3.3
Provision for uncollectible accounts receivable retained in connection with the Divested Federal Business (as defined in Item 1. Business)	-	2.4
Legal settlements and related costs	-	0.5
Corporate segment:		
Legal costs associated with the ongoing stock option investigations and stockholder derivative lawsuits	30.1	2.7
Legal costs associated with the potential sale of the Company and stockholder derivative lawsuits	3.1	-
Reversal of penalties related to Section 162(m) disallowances	(0.9)	-
Aircraft impairment	-	4.7
Legal costs associated with the review of certain recapitalization options related to our dual class structure and an unsolicited offer regarding a potential sale of the Company	-	4.0
Legal settlements and related costs	-	2.7
Total	$ 38.3	$ 23.3
As a percentage of revenue	0.7%	0.4%
Change as a percentage of revenue explained above	0.3 %	
Other net change as a percentage of revenue	(0.2)%	
Total change as a percentage of revenue	0.1 %	

Operating Income

Operating income decreased $80.3 million, or 13%, in fiscal year 2007 compared to the prior year. As a percentage of revenues, operating income decreased 2.2%. This decrease of 2.2% is explained by the following items in fiscal year 2007 (in millions):

	Fiscal year ended June 30, 2007	Fiscal year ended June 30, 2006
Commercial segment:		
Costs related to our restructuring activities	$ (8.9)	$ (10.2)
Litigation settlement related to pre-acquisition activities of the Acquired HR Business	(4.5)	-
Provision for uncollectible accounts receivable and other charges related to the bankruptcy of a sub-prime lending client	(1.7)	-
Costs related to our efforts to relocate domestic functions to offshore facilities	(1.2)	-
Other impairments and severance charges	(1.3)	(2.2)
Incremental transaction costs related to the Acquired HR Business	-	(5.7)
Provision for doubtful accounts for an assessment of risk related to the bankruptcies of certain airline clients	-	(3.0)
Government segment:		
Software impairment charge related to the CSB contract	(76.4)	-
Revenue related to the settlement of the North Carolina Department of Health and Human Services contract dispute	3.4	-
Cost related to our restructuring activities	(1.3)	(2.6)
Gain on sale of Government WWS Divestiture	-	32.9
Charge related to the North Carolina Department of Health and Human Services contract	-	(4.0)
Provision for estimated legal settlement and uncollectible accounts receivable related to the WWS Divestiture	-	(3.4)
Provision for uncollectible accounts receivable retained in connection with Divested Federal Business	-	(2.4)
Other impairments and severance charges	-	(1.5)
Legal settlements and related costs	-	(0.5)
Corporate segment:		
Legal and other costs associated with the ongoing stock option investigations and stockholder derivative lawsuits	(32.3)	(2.9)
Legal costs and other costs associated with the potential sale of the Company and stockholder derivative lawsuits	(5.9)	-
Reversal of accrued penalties related to the Section 162(m) disallowances	0.9	-
Compensation expense related to the departure of Jeffrey A. Rich, former Chief Executive Officer	-	(5.4)
Aircraft impairment	-	(4.7)
Legal costs associated with the review of certain recapitalization options related to our dual class structure and an unsolicited offer regarding a potential sale of the Company	-	(4.0)
Legal settlements and related costs	-	(2.7)
Total	$ (129.2)	$ (22.3)
As a percentage of revenue	(2.2)%	(0.4)%
Change as a percentage of revenue explained above	(1.8)%	
Other net change as a percentage of revenue	(0.4)%	
Total change as a percentage of revenue	(2.2)%	

Operating income in fiscal year 2006 included operating losses of $39.5 million (0.7% as a percentage of revenues) related to two underperforming multi-scope human resources contracts (included in various cost of revenues categories). Of this $39.5 million loss, $5 million was related to settlement of various contract disputes with a client, and approximately $2.1 million and $8.4 million related to a contract loss accrual and asset impairment charges, respectively, for another client. These settlements, contract loss accrual and asset impairment are included in other cost of revenues.

Interest Expense
Interest expense increased $114.3 million, to $182.7 million, primarily due to borrowings under our Credit Facility related to the purchase of shares under our share repurchase programs in fiscal years 2007 and 2006, the purchase of shares in our Tender Offer in fiscal year 2006 and general corporate purposes, including the fiscal year 2007 acquisitions of Primax and Systech and the fiscal year 2006 acquisition of Transport Revenue (each as defined in Note 5 to our Consolidated Financial Statements).

Other Non-Operating Income, Net
Other non-operating income, net increased $19.7 million to $29.1 million from $9.4 million in the prior year period. We recorded an $8.2 million gain on the sale of our minority interests in a professional services business during fiscal year 2007 as discussed above in "Significant Developments – Fiscal Year 2007". In fiscal year 2006, we recorded a loss of $4.1 million on the early extinguishment of debt for the balance of the debt issue costs related to our Prior Facility (as defined in Note 12 to our Consolidated Financial Statements). Also contributing to the increase in other non-operating income, net were increases in interest income on cash investments and long-term investments, including those supporting our deferred compensation plans. The compensation cost related to our deferred compensation plans is included in wages and benefits in our Consolidated Statements of Income.

Income Tax Expense
Our effective income tax rate decreased to 34% in fiscal year 2007 from 35.7% in fiscal year 2006. This effective income tax rate is comprised of the following: an effective tax rate on operations of 35.5%, an effective tax rate on the CSB software impairment charges of 36.8% and a reduction in rate attributable to one-time benefits realized in the fourth quarter of fiscal year 2007. During fiscal year 2007 we reversed $4.5 million in income tax expense related to amounts previously accrued for cash-based compensation related issues associated with Section 162(m) deductions (please see Note 20 to our Consolidated Financial Statements for further discussion). Our effective income tax rate on operations for fiscal year 2006 is higher than the 35% federal statutory rate primarily due to the effect of state income taxes.

Liquidity and Capital Resources

Cash Flows
We generated approximately $826.8 million, $738.4 million and $638.7 million in cash flows provided by operating activities in fiscal years 2008, 2007 and 2006, respectively. Significant items affecting our fiscal years 2008, 2007 and 2006 cash flows provided by operating activities are discussed below (dollars in millions).

	Fiscal year ended June 30,		
	2008	2007	2006
Cash paid for interest on outstanding debt	$ (157.7)	$ (169.6)	$ (56.3)
Cash paid for legal fees and other costs related to the investigations into our stock option grant practices, derivative lawsuits related to our stock option grant practices and the potential sale of the Company	(41.4)	(30.3)	-
Cash received for interest income	8.9	8.0	3.4
Cash paid to certain current and former employees related to stock options	(6.8)	-	-
Cash paid on tax, interest and penalties related to our stock option grant practices	-	(35.0)	-
Cash paid for final settlement of the Mellon Financial Corporation ("Mellon") transition services agreement (a)	-	-	(85.8)
Cash paid for incentive compensation to employees of the Acquired HR Business (a)	-	-	(26.3)
Cash flow used by items listed above	$ (197.0)	$ (226.9)	$ (165.0)

(a) During fiscal year 2006, we paid approximately $85.8 million related to the final settlement of the Mellon transition services agreement. Under the transition services agreement, Mellon provided certain accounting, treasury and payroll services for an interim period while we integrated the Acquired HR Business. As part of these services, Mellon was also paying certain operational costs on our behalf, such as employee related expenses and accounts payable. This agreement and the related timing of payments to Mellon had a favorable impact on our net cash provided by operating activities and free cash flow (defined below) in fiscal year 2005 of $75.9 million and a negative impact on our net cash provided by operating activities and free cash flow in fiscal year 2006 of $85.8 million when the Acquired HR Business was fully integrated. During fiscal year 2006, we also paid approximately $26.3 million to employees of the Acquired HR Business related to incentive compensation that was earned prior to the date that we acquired the business.

In addition to the reduced cash outflows noted in the table above, our increased fiscal year 2008 cash flows provided by operating activities were positively impacted by higher operating income, excluding the $76.4 million non-cash software impairment charge, lower income tax payments in fiscal year 2008, compared to fiscal year 2007, and favorable timing of vendor payments, offset by the growth in our accounts receivable and increased incentive compensation payments made in fiscal year 2008, but which were earned and accrued in fiscal year 2007. The growth in our accounts receivable was caused by increases in unbilled accounts receivable, primarily in our Government segment, where revenues recognized under a cost plus contract and also under certain percentage-of-completion contracts were higher than the related billings and collections during the fiscal year.

Our increased fiscal year 2007 cash flows provided by operating activities, compared to fiscal year 2006, were negatively impacted by increased cash outflows noted in the table above, but were positively benefited by reduced incentive compensation payments made in fiscal year 2007 due to lower operating performance in fiscal year 2006, increased collections of accounts receivable and reduced payments for hardware and software maintenance, as compared to fiscal year 2006. Additionally, the timing of payments collected for unearned revenue in fiscal year 2007 was reduced, compared to fiscal year 2006.

Fiscal year 2006 cash flows provided by operating activities were also impacted by an increase in accounts receivables related to signed new business and timing of collections related to other accounts receivable and payments of approximately $5.2 million related to the departure of Jeffrey A. Rich, our former Chief Executive Officer. These decreases were offset by lower annual incentive compensation payments and timing of payments to vendors.

Accounts receivable fluctuations may have a significant impact on our cash flows provided by operating activities. Accounts receivable can be negatively impacted by growth in revenues in one fiscal year compared to the prior fiscal year, where collections typically lag behind the related client billings, resulting in a use of cash for operating activities. Conversely, when revenue growth slows, then accounts receivable is positively impacted, resulting in a source of cash for operating activities. Additionally, accounts receivable is impacted by contracts where we apply percentage-of-completion accounting in the recognition of revenues. Under such contracts we may receive a different amount of payments from the clients during that fiscal year than the amount that we record as revenues during the same period. Such payments are typically dependent on original contract negotiations as to the timing of when such payments are due, and based on actual operational performance in the delivery of the contract milestones and associated client acceptance required under the contracts.

Free cash flow is measured as cash flow provided by operating activities (as reported in our Consolidated Statements of Cash Flows), less capital expenditures (purchases of property, equipment and software, net, as reported in our Consolidated Statements of Cash Flows) less additions to other intangible assets (as reported in our Consolidated Statements of Cash Flows). We believe this free cash flow metric provides an additional measure of available cash flow after we have satisfied the capital expenditure requirements of our operations, and should not be taken in isolation to be a measure of cash flow available for us to satisfy all of our obligations and execute our business strategies. We also rely on cash flows from financing activities which, together with free cash flow, are expected to be sufficient for us to execute our business strategies. Our measure of free cash flow may not be comparable to similarly titled measures of other companies. The following table sets forth the calculations of free cash flow (in thousands):

	Fiscal year ended June 30,		
	2008	2007	2006
Net cash provided by operating activities	$ 826,777	$ 738,378	$ 638,710
Purchases of property, equipment and software, net	(267,948)	(316,843)	(394,467)
Additions to other intangible assets	(40,358)	(43,187)	(35,831)
Free cash flow	$ 518,471	$ 378,348	$ 208,412

Our capital expenditures, defined as purchases of property, equipment and software, net, and additions to other intangible assets, were approximately $308.3 million, or 5% of total revenues, $360 million, or 6.2% of total revenues, and $430.3 million, or 8% of total revenues, for fiscal years 2008, 2007 and 2006, respectively. Historically, the capital intensity of our business has ranged between 5 to 7%. During fiscal year 2006, the overall capital intensity of our business was 8% due to approximately $60 million of investments for the following: investments related to integrating the Acquired HR Business and expanding our human resources outsourcing technology platform; investments made in our Government Healthcare technology platforms; the expansion of our data center capacity with the addition of a new data center and investments to increase global production both in existing locations and new geographies. We expect that as our new business signings ramp, we will incur capital expenditures associated with the new business, which could result in increased capital intensity over the fiscal year 2008 percentage, but we expect that the capital intensity will remain within our historical range.

During fiscal years 2008, 2007 and 2006, cash used in investing activities was $534.8 million, $529 million and $651.8 million, respectively. We used $219.5 million in fiscal year 2008 for acquisitions, including Syan, sds, CompIQ and TMS (each as defined in Note 5 to our Consolidated Financial Statements). We used $182.7 million in fiscal year 2007 for acquisitions, including Systech, Primax, Albion and CDR (each as defined in Note 5 to our Consolidated Financial Statements). We used $250.3 million for acquisitions during fiscal year 2006, primarily for the purchase of Transport Revenue, LiveBridge and Intellinex (each as defined in Note 5 to our Consolidated Financial Statements). During fiscal year 2008, we received proceeds from the sale of our decision support business and UPRR of $6.3 million. During fiscal year 2006, we received proceeds from divestitures of $67.7 million.

During fiscal year 2008, we used approximately $137.4 million in financing activities, including $200 million to purchase shares under our share repurchase program, offset by proceeds from stock option exercises of $81.2 million. During fiscal year 2007, approximately $2.9 million was used in financing activities. Such financing activities included $696.7 million net borrowings of debt and the repurchase of shares of $730.7 million. During fiscal year 2006, approximately $51.2 million was provided by financing activities. Such financing activities included $813.2 million net borrowings of debt, proceeds from employee stock transactions of $103.1 million, offset by the purchase of shares in our tender offer of $476 million and our share repurchase programs of $385.1 million, as well as the settlement of stock options with Jeffrey A. Rich, former Chief Executive Officer, of $18.4 million.

We entered into capital lease agreements of an aggregate of $26.9 million, $47.8 million and $24.3 million for the purchase of equipment during fiscal years 2008, 2007 and 2006, respectively.

Credit Arrangements

Draws made under our Credit Facility are made to fund cash acquisitions and share repurchases and for general working capital requirements. During the last twelve months, the balance outstanding under our credit facilities for borrowings ranged from $1.83 billion to $1.87 billion. At June 30, 2008, we had approximately $791.5 million available under our Revolving Facility after giving effect to outstanding indebtedness of $91.2 million and $117.3 million of outstanding letters of credit that secure certain contractual performance and other obligations and reduce the availability of our Revolving Facility. At June 30, 2008, we had $1.9 billion outstanding under our Credit Facility, of which $1.8 billion is reflected in long-term debt and $18 million is reflected in current portion of long-term debt. At June 30, 2008, $1.8 billion of our outstanding balances under our Credit Facility bore interest at approximately 4.47% and another $91.2 million of our outstanding balance bore interest from 3.63% to 5.74%. Please see Note 19 to our Consolidated Financial Statements for a discussion of the interest rate swap and interest rate collar agreements related to interest rates on our Credit Facility. We are in compliance with the covenants of our Credit Facility, as amended, as of the date of filing of this report.

Please see Note 12 to our Consolidated Financial Statements for a discussion of the terms of our Credit Facility and our outstanding surety bonds and letters of credit.

Please see Note 12 to our Consolidated Financial Statements for a discussion of the declaratory action with respect to the alleged default and purported acceleration of our Senior Notes.

Credit Ratings

On March 20, 2007, following the announcement that ACS founder Darwin Deason and private equity fund Cerberus proposed to buy the Company, Fitch, Moody's and Standard & Poor's placed us on review for potential downgrade. On December 3, 2007, Fitch removed us from Rating Watch Negative and on December 20, 2007 affirmed our rating at BB with a Stable Outlook, except for our Senior Notes which remain at BB-. On January 3, 2008, Standard & Poor's removed us from CreditWatch with negative implications and confirmed our credit rating at BB with a negative outlook. On January 28, 2008, Moody's concluded their review of ACS for potential downgrade and confirmed our rating at Ba2 with a stable outlook. On August 8, 2008, S&P confirmed our BB rating and revised our outlook to stable. There may be additional reductions in our ratings depending on the timing and amounts that may be drawn under our Credit Facility. As a result, the terms of any financings we choose to enter into in the future may be adversely affected. In addition, as a result of these downgrades, the sureties which provide performance bonds backing our contractual obligations could reduce the availability of these bonds, increase the price of the bonds to us or require us to provide collateral such as a letter of credit. However, we believe that we will continue to have sufficient capacity in the surety markets and liquidity from our cash flow and Credit Facility to respond to future requests for proposals. In addition, certain of our commercial outsourcing contracts provide that, in the event our credit ratings are downgraded to certain specified levels, the client may elect to terminate its contract with us and either pay a reduced termination fee or in some limited instances, no termination fee. While we do not anticipate that the downgrading of our credit ratings will result in a material loss of commercial outsourcing revenue due to the client's exercise of these termination rights, there can be no assurance that such a credit ratings downgrade will not adversely affect these client relationships.

Derivative Instruments and Hedging Activities
Please see Note 19 to our Consolidated Financial Statements for a discussion of our derivative instruments and hedging activities.

Share Repurchase Programs
Please see Note 16 to our Consolidated Financial Statements for a discussion of our share repurchase programs.

Stock Option Repricing
Please see Note 16 to our Consolidated Financial Statements for a discussion of the repricing of certain outstanding stock options, our tender offer to amend certain options and results of the tender offer, as well as our offer to former employees.

Other
At June 30, 2008, we had cash and cash equivalents of $461.9 million compared to $307.3 million at June 30, 2007. Our working capital (defined as current assets less current liabilities) increased to $1.02 billion at June 30, 2008 from $839.7 million at June 30, 2007. Our current ratio (defined as total current assets divided by total current liabilities) was 1.9 at both June 30, 2008 and 2007. Our debt-to-capitalization ratio (defined as the sum of short-term and long-term debt divided by the sum of short-term and long-term debt and equity) was 51% and 54% at June 30, 2008 and 2007, respectively.

We believe that available cash and cash equivalents, together with cash generated from operations and available borrowings under our Credit Facility, will provide adequate funds for our anticipated internal growth and operating needs, including capital expenditures, and will meet the cash requirements of our contractual obligations. However, due to the additional borrowings made in relation to our share repurchase programs and if we utilize the unused portion of our Credit Facility to repay the Senior Notes or for other corporate purposes, our indebtedness and interest expense would increase, possibly significantly, and our indebtedness could be substantial in relation to our stockholders' equity. Should interest rates rise, our interest expense could increase and impact our results of operations and cash flows. We believe that our expected cash flow provided by operating activities, and anticipated access to the unused portion of our Credit Facility and capital markets will be adequate for our expected liquidity needs, including capital expenditures, and to meet the cash requirements of our contractual obligations. In addition, we intend to continue our growth through acquisitions, which could require significant commitments of capital. In order to pursue such opportunities we may be required to incur debt or to issue additional potentially dilutive securities in the future. No assurance can be given as to our future acquisitions and expansion opportunities and how such opportunities will be financed.

Related Party Transactions

Please see Note 3 to our Consolidated Financial Statements for a discussion of the proposal received from our Chairman, Darwin Deason, and Cerberus to acquire all of the outstanding shares of the Company.

Please see Note 24 to our Consolidated Financial Statements for a discussion of transactions with related parties.

Disclosures about Contractual Obligations and Commercial Commitments as of June 30, 2008 (in thousands):

Contractual Obligations	Total	Payments Due by Period: Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt (1)	$ 1,852,253	$ 18,764	$ 36,077	$ 1,797,343	$ 69
Senior Notes, net of unamortized discount (1)	499,529	-	249,967	-	249,562
Capital lease obligations (1)	53,132	28,609	22,985	1,538	-
Operating leases (2)	1,100,369	340,334	535,733	167,402	56,900
Purchase obligations (3) (4)	48,449	17,369	31,080	-	-
Total Contractual Cash Obligations	$ 3,553,732	$ 405,076	$ 875,842	$ 1,966,283	$ 306,531

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration per Period: Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Standby letters of credit	$ 117,289	$ 117,289	$ -	$ -	$ -
Surety bonds	662,358	627,847	30,825	3,686	-
Total Commercial Commitments	$ 779,647	$ 745,136	$ 30,825	$ 3,686	$ -

(1) Excludes accrued interest of $5.3 million at June 30, 2008.
(2) We have various contractual commitments to lease hardware and software and for the purchase of maintenance on such leased assets with varying terms through fiscal year 2013, which are included in operating leases in the table.
(3) We have entered into various contractual agreements to purchase telecommunications services. These agreements provide for minimum annual spending commitments, and have varying terms through fiscal year 2011, and are included in purchase obligations in the table.
(4) In June 2006, we entered into a two year agreement with Rich Capital, LLC, an M&A advisory firm owned by Jeffery A. Rich, former Chief Executive Officer, to provide us with advisory services in connection with potential acquisition candidates. This contractual obligation is included in purchase obligations in the table above. However, we have currently suspended payment under this agreement pending determination whether Rich Capital, LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

We made contributions of approximately $14.1 million to our pension plans during fiscal year 2008. We expect to contribute approximately $15 million to our pension plans in fiscal year 2009. Minimum pension funding requirements are not included in the table above as such amounts are zero for our pension plans as of June 30, 2008. Please see "Critical Accounting Policies" below for discussion of our pension plans.

Please see Note 20 to our Consolidated Financial Statements for a discussion of our outstanding surety bonds and letters of credit.

Please see Note 5 to our Consolidated Financial Statements for a discussion of our obligation to make contingent payments to former shareholders of acquired entities upon satisfaction of certain contractual criteria in conjunction with certain acquisitions.

As discussed in Note 20 to our Consolidated Financial Statements, as of June 30, 2008 we accrued approximately $8.1 million to be paid to current and former employees related to stock option repricing as the result of our internal investigation of our stock option grant practices. Approximately $6.8 million was paid during fiscal year 2008 related to these liabilities.

Please see Note 14 to our Consolidated Financial Statements for discussion of our adoption of the provisions of FIN 48 as of July 1, 2007 and our uncertain tax positions. We are unable to make a reasonably reliable estimate as to when cash settlements of these uncertain tax positions with taxing authorities will occur.

As discussed in Note 20 to the Consolidated Financial Statements, during fiscal year 2008, we settled all issues and claims with Lockheed Martin Corporation related to the divestiture of the majority of our federal business and our acquisition of Lockheed Martin Corporation's commercial information technology services business. This settlement resulted in a payment to Lockheed Martin Corporation of $6.5 million in fiscal year 2008, reflected in cash flows from investing activities in our Consolidated

Statements of Cash Flow, and $2.2 million ($1.5 million, net of income tax) of income recorded to other operating expense in our Consolidated Statements of Income during fiscal year 2008. Also as discussed in Note 20 to our Consolidated Financial Statements, we have agreed to indemnify ManTech International Corporation with respect to the Department of Justice investigation related to purchasing activities at Hanscom Air Force Base during the period 1998 to 2000.

Please see Note 20 to our Consolidated Financial Statements for a discussion of our exposure under our Commercial contract to perform third party student loan servicing in the Federal Family Education Loan program ("FFEL") on behalf of various financial institutions.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. We base our estimates on historical experience and on various other assumptions or conditions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. We believe that the following critical accounting policies used in the preparation of our Consolidated Financial Statements involve significant judgments and estimates.

Revenue Recognition
A significant portion of our revenue is recognized based on objective criteria that do not require significant estimates or uncertainties. For example, transaction volumes and time and material and cost reimbursable arrangements are based on specific, objective criteria under the contracts. Accordingly, revenues recognized under these methods do not require the use of significant estimates that are susceptible to change. Revenue recognized using the percentage-of-completion accounting method does require the use of estimates and judgment as discussed below.

Our policy follows the guidance from SEC Staff Accounting Bulletin 104, "Revenue Recognition" ("SAB 104"), unless the transaction is within the scope of other specific authoritative guidance. SAB 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. We recognize revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured.

During fiscal year 2008, approximately 74% of our revenue was recognized based on transaction volumes, approximately 8% was fixed fee based, wherein our revenue is earned as we fulfill our performance obligations under the arrangement, approximately 6% was related to cost reimbursable contracts, approximately 6% of our revenue was recognized using percentage-of-completion accounting and the remainder is related to time and material contracts. Our revenue mix is subject to change due to the impact of acquisitions, divestitures and new business.

Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices of work completed and accepted by the client. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues for business process outsourcing services are recognized as services are rendered, generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the client, generally at the contractual selling prices of resources consumed or capacity utilized by our clients. Revenues from annual maintenance contracts are deferred and recognized ratably over the maintenance period. Revenues from hardware sales are recognized upon delivery to the client and when uncertainties regarding client acceptance have expired.

Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). SOP 81-1 requires the use of percentage-of-completion accounting for long-term contracts that are binding agreements between us and our clients in which we agree, for compensation, to perform a service to the client's specifications. These services require that we perform significant, extensive and complex design, development, modification and implementation activities for our clients' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the longer term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

At times, we may contract with a client to provide more than one service; for instance, we may contract for an implementation or development project and also provide services or operate the system over a period of time. In these situations, we follow the guidance of Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides the methodology for separating the contract elements and allocating total arrangement consideration to the contract elements but does not stipulate the revenue recognition methodology that should be applied to these separate elements. Once the contract has been separated under the guidance of EITF 00-21 and arrangement consideration allocated, revenue recognition for each of the segments follows the applicable revenue recognition method, as described above. In certain instances where revenue cannot be allocated to a contract element delivered earlier than other elements, costs of delivery are deferred and recognized as the subsequent elements are delivered. Costs deferred cannot exceed the relative fair value of the related element and are tested for impairment regularly.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. We recognize revenues for non-refundable, upfront implementation fees on a straight-line basis over the period between the initiation of the ongoing services through the end of the contract term.

Cost of Revenues

We present cost of revenues in our Consolidated Statements of Income based on the nature of the costs incurred. Substantially all these costs are incurred in the provision of services to our clients. The selling, general and administrative costs included in cost of revenues are not material and are not separately presented in the Consolidated Statements of Income.

Contingencies

We account for claims and contingencies in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies" ("SFAS 5"). SFAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Our contracts with clients typically span several years. We continuously review and reassess our estimates of contract profitability. If our estimates indicate that a contract loss will occur, a loss accrual is recorded in the Consolidated Financial Statements in the period it is first identified, if allowed by relevant accounting guidance. Circumstances that could potentially result in contract losses over the life of the contract include variances from expected costs to deliver our services, and other factors affecting revenues and costs.

Valuation of Goodwill and Intangibles

Due to the fact that we are primarily a services company, our business acquisitions typically result in significant amounts of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible expense we could incur as a result of an impairment. In addition, in connection with our revenue arrangements, we incur costs to originate long-term contracts and to perform the transition and setup activities necessary to enable us to perform under the terms of the arrangement. We capitalize certain incremental direct costs which are related to the contract origination or transition, implementation and setup activities and amortize them over the term of the arrangement. From time to time, we also provide certain inducements to clients in the form of various arrangements, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. The determination of the value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth. In addition to our annual impairment testing, we continually evaluate whether events and circumstances have occurred that indicate the balance of goodwill or intangible assets may not be recoverable. In evaluating goodwill for impairment, we compare the estimated fair value of the reporting unit to its underlying book value. In evaluating intangible assets for impairment, we compare the estimated fair value of the intangible asset to its underlying book value. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill or other intangible assets, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Valuation of Property, Equipment and Software
We continually evaluate whether events and circumstances have occurred that indicate the balance of our property, equipment and software may not be recoverable. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our property, equipment and software, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Stock-Based Compensation
SFAS No. 123 (revised 2004), "Share-based Payment" ("SFAS 123(R)") requires us to recognize compensation expense for all stock-based payment arrangements based on the fair value of the stock-based payment on the date of grant. In determining the fair value of stock options, we use the Black-Scholes option pricing model that employs the following assumptions:

- Expected volatility of our stock price based on historical monthly volatility over the expected term.
- Expected term of the option based on historical employee stock option exercise behavior and the vesting and contractual terms of the respective option.
- Risk-free interest rate for periods within the expected term of the option.
- Expected dividend yield.

Our stock price volatility and expected option lives are based on management's best estimates at the time of grant, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the vesting term of the option.

SFAS 123(R) requires that we recognize compensation expense for only the portion of stock-based payment arrangements that are expected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We periodically adjust the estimated forfeiture rates so that only the compensation expense related to stock-based payment arrangements that vest are included in wages and benefits. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

Pension and Post-Employment Benefits
SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), establishes standards for reporting and accounting for pension benefits provided to employees. On June 30, 2007, we adopted SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). This Statement requires recognition of the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. SFAS 158 also requires the measurement date of the plan's funded status to be the same as the company's fiscal year end. There was no change to our June 30 measurement date as a result of the adoption of SFAS 158.

Assumptions for calculating benefit obligations and net periodic benefit cost

The following table summarizes the weighted-average assumptions used in the determination of our benefit obligation:

	As of June 30,	
	2008	2007
Non-U.S. Plans		
Discount rate	5.20% - 6.00%	5.20% - 5.67%
Rate of increase in compensation levels	3.00% - 5.45%	4.25% - 4.80%
U.S. Plan		
Discount rate	6.80%	6.40%
Rate of increase in compensation levels	3.80%	3.40%

The following table summarizes the assumptions used in the determination of our net periodic benefit cost:

	Fiscal year ended June 30,		
	2008	2007	2006
	Pension Plans	Pension Plans	Pension Plans
Non-U.S. Plans			
Discount rate	5.20% - 6.00%	5.20% - 5.67%	5.00% - 5.75%
Long-term rate of return on assets	7.00% - 7.25%	6.50% - 7.00%	7.00% - 7.50%
Rate of increase in compensation levels	3.00% - 4.80%	4.25% - 4.60%	4.25% - 4.40%
U.S. Plan			
Discount rate	6.40%	6.50%	5.75%
Long-term rate of return on assets	8.00%	8.00%	N/A
Rate of increase in compensation levels	3.40%	3.50%	3.00%

Our discount rate is determined based upon high quality corporate bond yields as of the measurement date. The table below illustrates the effect of increasing or decreasing the discount rates by 25 basis points (in thousands):

	Fiscal year ended June 30,			
	2008		2007	
	Plus .25%	Less .25%	Plus .25%	Less .25%
Non-U.S. Plans				
Effect on pension benefit obligation	$ (7,297)	$ 7,827	$ (5,786)	$ 5,841
Effect on service and interest cost	$ (582)	$ 569	$ (485)	$ 488
U.S. Plan				
Effect on pension benefit obligation	$ (441)	$ 467	$ (316)	$ 336
Effect on service and interest cost	$ (144)	$ 152	$ (145)	$ 153

We estimate the long-term rate of return on UK, Canadian, and U.S. plan assets will be 7%, 7.25%, and 8%, respectively, based on the long-term target asset allocation. Expected returns for the following asset classes used in the plans are based on a combination of long-term historical returns and current and expected market conditions.

The UK pension scheme's target asset allocation is 50% equity securities, 40% debt securities and 10% in real estate. External investment managers actively manage all of the asset classes. The target asset allocation has been set by the plan's trustee board with a view to meeting the long-term return assumed for setting the employer's contributions while also reducing volatility relative to the plan's liabilities. The managers engaged by the trustees manage their assets with a view to seeking moderate out-performance of appropriate benchmarks for each asset class. At this time, the trustees do not engage in any alternative investment strategies, apart from UK commercial property.

The Canadian funded plan's target asset allocation is 35% Canadian federal, provincial and corporate bonds, 30% larger capitalization Canadian stocks, 30% developed and larger capitalization Global ex Canada stocks (mainly U.S. and international stocks) and 5% cash and cash equivalents. A single investment manager actively manages all of the asset classes. This manager uses an equal blend of large cap value and large cap growth for stocks in order to participate in the returns generated by stocks in the long-term, while reducing year-over-year volatility. The bonds are managed using a core approach where multiple strategies are engaged such as interest rate anticipation, credit selection and yield curve positioning to mitigate overall risk. At this time, the manager does not engage in any alternative investment strategies.

The U.S. pension plan's target asset allocation is 30% large capitalization U.S. equities, 5% small capitalization U.S. equities, 25% developed market non-U.S. equities, 30% long duration U.S. Treasury bonds and 10% in alternative investments. The asset allocation was set considering asset class expected returns and volatility relative to the duration of the liabilities of the pension plan.

The asset allocation is reviewed annually in accordance with the Investment Policy Statement. The assets are held in a separate pension trust account at a custodian bank. External registered investment advisors manage the assets in active and passive strategies that are well diversified, investment grade, liquid and unleveraged.

Allowance for Doubtful Accounts
We make estimates of the collectibility of our accounts receivable. We specifically analyze accounts receivable and historical bad debts, client credit-worthiness, current economic trends, and changes in our client payment terms and collection trends when evaluating the adequacy of our allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account receivable may result in additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Income Taxes
We account for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes. In the event that there is a significant unusual or one-time item recognized in our operating results, the taxes attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

Deferred income taxes are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse. We routinely evaluate all deferred tax assets to determine the likelihood of their realization.

Effective July 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – and interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. Please see Note 14 to our Consolidation Financial Statements for a discussion of the adoption of FIN 48 and its impact on our financial condition and results of operations.

New Accounting Pronouncements

Please see Note 28 to our Consolidated Financial Statements for a discussion of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk resulting from changes in interest rates, changes in market value of financial instruments caused by changes in interest rates and foreign currency exchange rates. Sensitivity analysis is one technique available to measure the impact that changes in these rates could have on our results of operations or financial position. The following analysis provides an indication of our sensitivity to changes in interest rates and foreign currency exchange rates as of June 30, 2008.

Interest Rates
During fiscal year 2006, we entered into the Credit Facility (please see Note 12 to our Consolidated Financial Statements for more discussion). The Term Loan Facility and Revolving Facility are variable rate instruments and are subject to market risk resulting from changes in interest rates. Risk can be estimated by measuring the impact of a near-term adverse movement of 100 basis points in short-term market interest rates. If interest rates had increased by 100 basis points at June 30, 2008, and the amount outstanding as of June 30, 2008 under our Credit Facility had been outstanding for the entire fiscal year, net of

$1.1 billion under our interest rate swap and interest rate collar discussed below, our results of operations would have decreased approximately $11.6 million ($7.2 million, net of income tax).

In January 2008, we entered into a zero cost interest rate collar with an interest rate cap of 3.281% and a floor of 2.425%. The notional amount of the collar is $500 million executed in two transactions each having two year terms, $300 million of which expires on January 30, 2010 and $200 million of which expires February 11, 2010. In March 2007, we entered into a five-year amortizing interest rate swap agreement structured so that we pay a fixed interest rate of 4.897%, and receive a floating interest rate equal to the one-month LIBOR rate. At June 30, 2008, the notional amount of the rate swap was $600 million. The interest rate collar and rate swap are designated as a cash flow hedge of forecasted interest payments on up to $1.1 billion of outstanding floating rate debt. The transactions had a fair market value of zero at inception. The unrealized loss on the transactions as of June 30, 2008 of $14.3 million ($8.9 million, net of income tax) is reflected in accumulated other comprehensive income, net and the fair market value of ($14.3 million) is reflected in other long term liabilities. The unrealized gain of $8.1 million ($5.3 million, net of income tax) as of June 30, 2007 is reflected in accumulated other comprehensive income, net and the fair market value of $8.1 million is reflected in other assets. Changes in the fair value of our interest rate hedges would not impact our results of operations or cash flows, unless redeemed prior to maturity.

We entered into $500 million of fixed rate Senior Notes during fiscal year 2005. The Senior Notes are subject to market risk from changes in interest rates. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in market interest rates. The fair value of the Senior Notes as of June 30, 2008 and 2007 was $455.9 million and $459.4 million, respectively, based on quoted market prices. If these rates were 100 basis points higher or lower at June 30, 2008, the fair value of the Senior Notes would be approximately $439.6 million and $473.1 million, respectively. Changes in the fair value of our fixed rate Senior Notes would not impact our results of operations or cash flows, unless redeemed prior to maturity.

Foreign Currency

We conduct business in the U.S. and in foreign countries and are exposed to foreign currency risk from changes in the value of underlying assets and liabilities of our non-U.S. denominated foreign investments and foreign currency transactions. Risk can be estimated by measuring the impact of a near-term adverse movement of 10% in foreign currency rates against the U.S. dollar. If these rates were 10% higher or lower at June 30, 2008, there would have been no material adverse impact on our results of operations or financial position.

We utilize derivative financial instruments to manage our exposure to foreign currencies related to our domestic and international operations. We enter into foreign currency forward agreements in order to hedge the exchange rate risk associated with specific forecasted transactions, including payments and receipts from clients and suppliers, and funding of operating expenses of our offshore operations. We use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our foreign exchange forward agreements. The foreign exchange risk is computed based on the market value of the forward agreements as affected by changes in the corresponding foreign exchange rates. The sensitivity analysis represents the hypothetical changes in the value of the foreign exchange forward agreements and does not reflect the offsetting gain or loss on the underlying exposure. Fluctuations in the fair value of the foreign exchange forward agreements that qualify for hedge accounting treatment under SFAS 133 are recorded in accumulated other comprehensive income, net. As of June 30, 2008, a 10% adverse movement in the foreign currency exchange rate with all other variables held constant would have resulted in a decrease in the fair value of our qualified foreign exchange forward agreements of $4.3 million. Changes in the fair value of these foreign exchange forward agreements would not impact our results of operations or cash flows, unless terminated prior to maturity.

As part of the acquisition of the Transport Revenue division of Ascom AG in December 2005, we acquired foreign exchange forward agreements that hedge our French operation's Euro foreign exchange exposure related to its Canadian dollar and U.S. dollar revenues. These agreements do not qualify for hedge accounting under SFAS 133. In addition, we have entered into certain other foreign currency contracts not designated as hedges for accounting purposes, although management believes they are essential economic hedges. As of June 30, 2008, a 10% adverse movement in the foreign currency exchange rate with all other variables held constant would have resulted in a decrease in the fair value of our non-qualified foreign exchange forward agreements of approximately $2.2 million. Changes in the fair value of these foreign exchange forward agreements are recorded in other non-operating income, net in our Consolidated Statements of Income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA **PAGE**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Affiliated Computer Services, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Affiliated Computer Services, Inc. and its subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 14 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain income tax positions in fiscal year 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Syan Holdings Limited ("Syan") and sds business services GmbH ("sds") from its assessment of internal control over financial reporting as of June 30, 2008 because they were acquired by the Company in purchase business combinations during fiscal year 2008. We have also excluded Syan and sds from our audit of internal control over financial reporting. Syan and sds are wholly-owned subsidiaries whose total assets and total revenues represent 3.0% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2008.

PricewaterhouseCoopers LLP
Dallas, TX
August 28, 2008

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2008	June 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 461,883	$ 307,286
Accounts receivable, net	1,378,285	1,257,108
Income taxes receivable	7,076	13,268
Prepaid expenses and other current assets	255,872	232,872
Total current assets	2,103,116	1,810,534
Property, equipment and software, net	920,637	897,319
Goodwill	2,785,164	2,612,368
Other intangibles, net	444,479	481,378
Other assets	216,003	180,830
Total assets	$ 6,469,399	$ 5,982,429
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 198,191	$ 97,951
Accrued compensation and benefits	244,888	246,742
Other accrued liabilities	338,861	400,238
Deferred taxes	82,017	14,418
Current portion of long-term debt	47,373	47,039
Current portion of unearned revenue	173,809	164,484
Total current liabilities	1,085,139	970,872
Senior Notes, net of unamortized discount	499,529	499,449
Other long-term debt	1,858,012	1,842,823
Deferred taxes	411,836	367,565
Other long-term liabilities	306,509	235,552
Total liabilities	4,161,025	3,916,261
Commitments and contingencies (See Notes 12 and 20)		
Stockholders' equity:		
Class A common stock, $.01 par value, 500,000 shares authorized, 111,660 and 113,960 shares issued, respectively	1,116	1,139
Class B convertible common stock, $.01 par value, 14,000 shares authorized, 6,600 shares issued and outstanding	66	66
Additional paid-in capital	1,702,340	1,642,900
Accumulated other comprehensive income, net	18,830	15,916
Retained earnings	1,641,990	1,462,115
Treasury stock at cost, 21,002 shares	(1,055,968)	(1,055,968)
Total stockholders' equity	2,308,374	2,066,168
Total liabilities and stockholders' equity	$ 6,469,399	$ 5,982,429

The accompanying notes are an integral part of these consolidated financial statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share amounts)

	Fiscal year ended June 30,		
	2008	**2007**	**2006**
Revenues	$ 6,160,550	$ 5,772,479	$ 5,353,661
Operating expenses:			
Cost of revenues:			
Wages and benefits	2,908,290	2,748,717	2,568,042
Services and supplies	1,383,801	1,262,435	1,168,540
Rent, lease and maintenance	746,077	701,620	646,474
Depreciation and amortization	380,571	346,199	289,852
Software impairment charge	-	76,407	-
Other	27,967	33,440	39,629
Cost of revenues	5,446,706	5,168,818	4,712,537
Gain on sale of business	-	-	(32,907)
Other operating expenses	68,766	66,706	56,747
Total operating expenses	5,515,472	5,235,524	4,736,377
Operating income	645,078	536,955	617,284
Interest expense	161,935	182,665	68,367
Other non-operating income, net	(13,076)	(29,123)	(9,396)
Pretax profit	496,219	383,413	558,313
Income tax expense	167,209	130,323	199,507
Net income	$ 329,010	$ 253,090	$ 358,806
Earnings per share:			
Basic	$ 3.36	$ 2.53	$ 2.91
Diluted	$ 3.32	$ 2.49	$ 2.87
Shares used in computing earnings per share:			
Basic	98,013	100,181	123,197
Diluted	98,993	101,572	125,027

The accompanying notes are an integral part of these consolidated financial statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock									
	Class A		Class B		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Treasury Stock		Total
	Shares	Amount	Shares	Amount				Shares Held	Amount	
Balance at June 30, 2005	137,886	$ 1,379	6,600	$ 66	$ 1,812,474	$ 1,969,636	$ (10,910)	(19,255)	$ (960,933)	$ 2,811,712
Comprehensive income:										
Foreign currency translation losses	-	-	-	-	-	-	(1,305)	-	-	(1,305)
Foreign currency hedges(a)	-	-	-	-	-	-	(316)	-	-	(316)
Interest rate hedges (a)	-	-	-	-	-	-	1,588	-	-	1,588
Net income	-	-	-	-	-	358,806	-	-	-	358,806
Total comprehensive income										358,773
Share repurchases	-	-	-	-	-	-	-	(7,611)	(385,116)	(385,116)
Shares purchased in Tender Offer	-	-	-	-	-	-	-	(7,365)	(475,993)	(475,993)
Retired shares	(10,585)	(106)	-	-	(141,592)	(491,592)	-	10,585	633,290	-
Stock-based compensation expense	-	-	-	-	33,589	-	-	-	-	33,589
Tax benefit on stock option exercises	-	-	-	-	25,772	-	-	-	-	25,772
Employee stock transactions and related tax benefits	2,547	26	-	-	69,535	-	-	357	17,920	87,481
Balance at June 30, 2006	129,848	1,299	6,600	66	1,799,778	1,836,850	(10,943)	(23,289)	(1,170,832)	2,456,218
Comprehensive income:										
Foreign currency translation gains	-	-	-	-	-	-	16,955	-	-	16,955
Foreign currency hedges(a)	-	-	-	-	-	-	693	-	-	693
Interest rate hedges (a)	-	-	-	-	-	-	6,837	-	-	6,837
Net income	-	-	-	-	-	253,090	-	-	-	253,090
Total comprehensive income										277,575
Share repurchases	-	-	-	-	-	-	-	(14,429)	(730,688)	(730,688)
Retired shares	(16,659)	(167)	-	-	(214,712)	(627,825)	-	16,659	842,704	-
Stock-based compensation expense	-	-	-	-	27,968	-	-	-	-	27,968
Tax benefit on stock option exercises	-	-	-	-	7,203	-	-	-	-	7,203
Employee stock transactions and related tax benefits	771	7	-	-	22,663	-	-	57	2,848	25,518
Adjustment to initially apply SFAS 158 (a)	-	-	-	-	-	-	2,374	-	-	2,374
Balance at June 30, 2007	113,960	1,139	6,600	66	1,642,900	1,462,115	15,916	(21,002)	(1,055,968)	2,066,168
Comprehensive income:										
Foreign currency translation gains	-	-	-	-	-	-	25,473	-	-	25,473
Foreign currency hedges(a)	-	-	-	-	-	-	1,278	-	-	1,278
Interest rate hedges (a)	-	-	-	-	-	-	(12,600)	-	-	(12,600)
Prior service cost (a)	-	-	-	-	-	-	136	-	-	136
Change in funded status of pension plans (a)	-	-	-	-	-	-	(11,490)	-	-	(11,490)
Net income	-	-	-	-	-	329,010	-	-	-	329,010
Total comprehensive income										331,807
Share repurchases	-	-	-	-	-	-	-	(4,527)	(200,000)	(200,000)
Retired shares	(4,527)	(45)	-	-	(60,764)	(139,191)	-	4,527	200,000	-
Stock-based compensation expense	-	-	-	-	25,402	-	-	-	-	25,402
Tax benefit on stock option exercises	-	-	-	-	12,446	-	-	-	-	12,446
Employee stock transactions and related tax benefits	2,227	22	-	-	77,840	-	-	-	-	77,862
Adjustment to initially apply SFAS 158 to pension acquired(a)	-	-	-	-	-	-	117	-	-	117
Settlement of FIN 48 tax position	-	-	-	-	4,516	-	-	-	-	4,516
Adoption of FIN 48	-	-	-	-	-	(9,944)	-	-	-	(9,944)
Balance at June 30, 2008	111,660	$ 1,116	6,600	$ 66	$ 1,702,340	$ 1,641,990	$ 18,830	(21,002)	$ (1,055,968)	$ 2,308,374

(a) Net of income tax

The accompanying notes are an integral part of these consolidated financial statements.

AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal year ended June 30, 2008	2007	2006
Cash flows from operating activities:			
Net income	$ 329,010	$ 253,090	$ 358,806
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	380,571	346,199	289,852
Contract inducement amortization	14,304	14,634	15,332
Deferred financing fee amortization	6,261	6,292	2,850
Deferred contract cost amortization	7,494	-	-
Provision for uncollectible accounts receivable	3,138	(290)	8,462
Provision for default loan liability	-	(218)	(1,144)
Software impairment charge	-	76,407	-
Other asset impairments	1,560	1,351	19,132
Gain on sale of business units	(3,630)	(2,459)	(32,907)
(Gain)/loss on long-term investments	2,462	(19,345)	(6,787)
Deferred income tax expense	131,248	19,626	84,701
Excess tax benefit on stock-based compensation	(3,907)	(3,763)	(14,318)
Stock-based compensation expense	26,737	28,491	35,035
Loss on early extinguishment of long-term debt	-	-	4,104
Other non-cash activities	3,767	3,384	3,790
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(72,601)	10,882	(112,601)
Prepaid expenses and other current assets	(17,928)	(42,023)	(34,379)
Other assets	(11,642)	(2,085)	16,090
Accounts payable	86,787	(11,349)	25,943
Accrued compensation and benefits	(5,903)	63,233	(3,676)
Other accrued liabilities	(55,615)	12,493	(132,238)
Income taxes receivable/payable	1,135	4,312	18,093
Other long-term liabilities	(7,036)	(29,085)	(920)
Unearned revenue	10,565	8,601	95,490
Total adjustments	497,767	485,288	279,904
Net cash provided by operating activities	826,777	738,378	638,710
Cash flows from investing activities:			
Purchases of property, equipment and software, net	(267,948)	(316,843)	(394,467)
Additions to other intangible assets	(40,358)	(43,187)	(35,831)
Payments for acquisitions, net of cash acquired	(219,480)	(182,724)	(250,317)
Proceeds from divestitures, net of transaction costs	6,345	-	67,665
Intangibles acquired in subcontract termination	-	-	(16,530)
Purchases of investments	(9,820)	(6,532)	(25,462)
Proceeds from sale of investments	2,975	20,283	3,167
Other	(6,500)	-	-
Net cash used in investing activities	(534,786)	(529,003)	(651,775)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net	218,526	1,847,719	3,681,205
Payments of long-term debt	(240,685)	(1,150,972)	(2,867,995)
Purchase of treasury shares	(200,000)	(730,688)	(385,116)
Excess tax benefit on stock-based compensation	3,907	3,763	14,318
Proceeds from stock options exercised	81,184	24,523	83,190
Proceeds from issuance of treasury shares	-	2,923	19,927
Purchase of shares in Tender Offer	-	-	(475,959)
Stock option settlement with Jeffrey A. Rich, former Chief Executive Officer	-	-	(18,353)
Other, net	(326)	(194)	-
Net cash provided by (used in) financing activities	(137,394)	(2,926)	51,217
Net increase in cash and cash equivalents	154,597	206,449	38,152
Cash and cash equivalents at beginning of year	307,286	100,837	62,685
Cash and cash equivalents at end of year	$ 461,883	$ 307,286	$ 100,837

See supplemental cash flow information in Notes 5, 6, 12, and 14.

The accompanying notes are an integral part of these consolidated financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation
We are a Fortune 500 and S&P 500 company with approximately 65,000 employees providing business process outsourcing and information technology services to commercial and government clients. We were incorporated in Delaware on June 8, 1988 and our corporate headquarters is located in Dallas, Texas. Our clients have time-critical, transaction-intensive business and information processing needs, and we typically service these needs through long-term contracts.

The Consolidated Financial Statements are comprised of our accounts and the accounts of our controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Other investments are accounted for by the cost method. Our fiscal year ends on June 30. The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, the reported amount of revenues and expenses during the reporting period, as well as the accompanying notes. These estimates are based on information available to us. Actual results could differ from these estimates.

Certain prior period amounts have been reclassified to conform to current year presentation.

We present cost of revenues in our Consolidated Statements of Income based on the nature of the costs incurred. Substantially all these costs are incurred in the provision of services to our clients. The selling, general and administrative costs included in cost of revenues are not material and are not separately presented in the Consolidated Statements of Income.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash, short-term investments in commercial paper, and money market investments that have an initial maturity of three months or less. Cash equivalents are valued at cost, which approximates market.

Allowance for Doubtful Accounts
We make estimates of the collectibility of our accounts receivable. We specifically analyze accounts receivable and historical bad debts, client credit-worthiness, current economic trends, and changes in our client payment terms and collection trends when evaluating the adequacy of our allowance for doubtful accounts. Any change in the assumptions used in analyzing a specific account receivable may result in additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Property, Equipment and Software, Net
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which for equipment ranges primarily from 3 to 12 years and for buildings and improvements up to 40 years. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated useful life.

In accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), certain costs related to the development or purchase of internal use software are capitalized and amortized over the estimated useful life of the software. Costs incurred for upgrades and enhancements, which will not result in additional functionality, are expensed as incurred. During fiscal years 2008, 2007 and 2006, we capitalized approximately $46.3 million, $65.1 million and $104.7 million, respectively, in software costs under SOP 98-1, which are being amortized over expected useful lives, which range from 3 to 10 years. These capitalized amounts include internal costs of approximately $38.9 million, $35.7 million and $39.2 million and external costs of approximately $7.4 million, $29.4 million and $65.5 million for fiscal years 2008, 2007 and 2006, respectively. These costs were incurred primarily in the development of our proprietary software used in connection with our long-term client relationships. The amortization of our internal use software is included in the amortization of computer software in our depreciation and amortization expense as reflected in Note 8.

During fiscal year 2007, we recorded a non-cash impairment charge for in-process capitalized software related to our Department of Education contract of approximately $76.4 million (please see Note 22 for further discussion), which included $12.7 million and $36.7 million capitalized in fiscal years 2007 and 2006, respectively, and which is included in the total amounts capitalized under SOP 98-1 above.

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS 86"), certain costs related to the development of software to be sold to our clients are capitalized upon reaching technological feasibility and amortized based on estimated future revenues. In recognition of the uncertainties involved in estimating revenue, that amortization should not be less than straight-line amortization over the software's remaining estimated economic life. During fiscal years 2008, 2007 and 2006, we capitalized approximately $42.3 million, $27.6 million and $31.6 million, respectively, in software costs under SFAS 86, which are being amortized over expected useful lives, which range from 3 to 10 years. These capitalized amounts include internal costs of approximately $4.4 million, $0.5 million and $6.1 million and external costs of approximately $37.9 million, $27.1 million and $25.5 million for fiscal years 2008, 2007 and 2006, respectively. The amortization of software costs under SFAS 86 is included in the amortization of computer software in our depreciation and amortization expense as reflected in Note 8.

We continually evaluate whether events and circumstances have occurred that indicate the balance of our property, equipment and software may not be recoverable. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our property, equipment and software, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Goodwill and Other Intangible Assets
Due to the fact that we are primarily a services company, our business acquisitions typically result in significant amounts of goodwill and other intangible assets, which affect the amount of future period amortization expense and possible expense we could incur as a result of an impairment. The determination of the value of goodwill requires us to make estimates and assumptions about future business trends and growth. In addition to our annual impairment testing, we continually evaluate whether events and circumstances have occurred that indicate the balance of goodwill may not be recoverable. In evaluating impairment, we compare the estimated fair value of the reporting unit to its underlying book value. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Other intangible assets consist primarily of acquired customer-related intangibles, and contract and migration costs related to new business activity, both of which are recorded at cost and amortized using the straight-line method over the contract terms. In connection with our revenue arrangements, we incur costs to originate long-term contracts and to perform the transition and setup activities necessary to enable us to perform under the terms of the arrangement. We capitalize certain incremental direct costs which are related to the contract origination or transition, implementation and setup activities and amortize them over the term of the arrangement. From time to time, we also provide certain inducements to clients in the form of various arrangements, including contractual credits, which are capitalized and amortized as a reduction of revenue over the term of the contract. The amortization period of customer-related intangible assets ranges from 1 to 17 years, with a weighted average of approximately 9 years. The amortization period for all other intangible assets, excluding title plants and tradenames with indefinite useful lives, ranges from 3 to 20 years, with a weighted average of 6 years. For the acquisitions in all periods presented except one small acquisition in our Commercial segment in fiscal year 2008 and one small acquisition in our Government segment during fiscal year 2007, we obtained a third-party valuation of the intangible assets from Value Incorporated. The determination of the value of other intangible assets requires us to make estimates and assumptions about future business trends and growth. In addition to our annual impairment testing, we continually evaluate whether events and circumstances have occurred that indicate the balance of intangible assets may not be recoverable. In evaluating impairment, we compare the estimated fair value of the intangible asset to its underlying book value. Such evaluation is significantly impacted by estimates and assumptions of future revenues, costs and expenses and other factors. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our other intangible assets, such revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Other Assets
Other assets primarily consist of long-term receivables, long-term investments related to our deferred compensation plans (please see Note 10), deferred contract costs accounted for under the provisions of EITF 00-21 (defined below), long-term investments accounted for using the cost and equity methods, long-term deposits and deferred debt issuance costs. It is our policy to periodically review the net realizable value of our long-term receivables and investments through an assessment of the recoverability of the carrying amount of each receivable and investment. For the investments related to our deferred compensation plans, we carry the assets at their fair value, with changes in fair value included in our results of operations. Each investment is reviewed to determine if events or changes in circumstances have occurred which indicate that the

recoverability of the carrying amount may be uncertain. In the event that an investment is found to be carried at an amount in excess of its recoverable amount, the asset would be adjusted for impairment to a level commensurate with the recoverable amount of the underlying asset. Deferred debt issuance costs are amortized using the straight-line method over the life of the related debt, which approximates the effective interest method.

Derivative Instruments
We may, from time to time, enter into derivative financial instruments to manage exposure to certain risks, including interest rate risk and foreign currency exchange rate risk. We may hedge material cash flow exposures using forward and/or option contracts. Our derivative instruments are accounted for in accordance with SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities'' ("SFAS 133"). As such, the change in the fair value of our derivative financial instruments are recorded at fair value in the Consolidated Balance Sheets and are reclassified to the same Consolidated Statements of Income category as the hedged item in the period in which the hedged transaction occurs. In addition, we classify payments received or paid related to cash flow and fair value hedges in the same category of the Consolidated Statements of Cash Flows as the item being hedged.

As part of the Transport Revenue acquisition (defined in Note 5), we acquired foreign exchange forward agreements that hedge our French operation's Euro foreign exchange exposure related to its Canadian dollar and U. S. dollar revenues. These agreements do not qualify for hedge accounting under SFAS 133. As such, the changes in fair value are recognized in other non-operating income, net in the Consolidated Statements of Income.

Revenue Recognition
A significant portion of our revenue is recognized based on objective criteria that do not require significant estimates or uncertainties. For example, transaction volumes and time and material and cost reimbursable arrangements are based on specific, objective criteria under the contracts. Accordingly, revenues recognized under these methods do not require the use of significant estimates that are susceptible to change. Revenue recognized using the percentage-of-completion accounting method does require the use of estimates and judgment as discussed below.

Our policy follows the guidance from SEC Staff Accounting Bulletin 104 "Revenue Recognition" ("SAB 104"), unless the transaction is within the scope of other specific authoritative guidance. SAB 104 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. We recognize revenues when persuasive evidence of an arrangement exists, the services have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured.

During fiscal year 2008, approximately 74% of our revenue was recognized based on transaction volumes, approximately 8% was fixed fee based, wherein our revenue is earned as we fulfill our performance obligations under the arrangement, approximately 6% was related to cost reimbursable contracts, approximately 6% of our revenue was recognized using percentage-of-completion accounting and the remainder is related to time and material contracts. Our revenue mix is subject to change due to the impact of acquisitions, divestitures and new business.

Revenues on cost reimbursable contracts are recognized by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience. Revenues on unit-price contracts are recognized at the contractual selling prices of work completed and accepted by the client. Revenues on time and material contracts are recognized at the contractual rates as the labor hours and direct expenses are incurred.

Revenues for business process outsourcing services are recognized as services are rendered, generally on the basis of the number of accounts or transactions processed. Information technology processing revenues are recognized as services are provided to the client, generally at the contractual selling prices of resources consumed or capacity utilized by our clients. Revenues from annual maintenance contracts are deferred and recognized ratably over the maintenance period. Revenues from hardware sales are recognized upon delivery to the client and when uncertainties regarding client acceptance have expired.

Revenues on certain fixed price contracts where we provide information technology system development and implementation services are recognized over the contract term based on the percentage of development and implementation services that are provided during the period compared with the total estimated development and implementation services to be provided over the entire contract using Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). SOP 81-1 requires the use of percentage-of-completion accounting for long-term contracts that are binding agreements between us and our clients in which we agree, for compensation, to perform a service to the client's specifications. These services require that we perform significant, extensive and complex design, development, modification and implementation activities for our clients' systems. Performance will often extend over long periods, and our right to receive future payment depends on our future performance in accordance with the agreement.

The percentage-of-completion methodology involves recognizing probable and reasonably estimable revenue using the percentage of services completed, on a current cumulative cost to estimated total cost basis, using a reasonably consistent profit margin over the period. Due to the longer term nature of these projects, developing the estimates of costs often requires significant judgment. Factors that must be considered in estimating the progress of work completed and ultimate cost of the projects include, but are not limited to, the availability of labor and labor productivity, the nature and complexity of the work to be performed, and the impact of delayed performance. If changes occur in delivery, productivity or other factors used in developing the estimates of costs or revenues, we revise our cost and revenue estimates, which may result in increases or decreases in revenues and costs, and such revisions are reflected in income in the period in which the facts that give rise to that revision become known.

At times, we may contract with a client to provide more than one service; for instance, we may contract for an implementation or development project and also provide services or operate the system over a period of time. In these situations, we follow the guidance of Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides the methodology for separating the contract elements and allocating total arrangement consideration to the contract elements but does not stipulate the revenue recognition methodology that should be applied to these separate elements. Once the contract has been separated under the guidance of EITF 00-21 and arrangement consideration allocated, revenue recognition for each of the segments follows the applicable revenue recognition method, as described above. In certain instances where revenue cannot be allocated to a contract element delivered earlier than other elements, costs of delivery are deferred and recognized as the subsequent elements are delivered. Costs deferred cannot exceed the relative fair value of the related element and are tested for impairment regularly.

Revenues earned in excess of related billings are accrued, whereas billings in excess of revenues earned are deferred until the related services are provided. We recognize revenues for non-refundable, upfront transition and setup fees on a straight-line basis over the period between the initiation of the ongoing services through the end of the contract term.

Contingencies
We account for claims and contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5"). SFAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Our contracts with clients typically span several years. We continuously review and reassess our estimates of contract profitability. If our estimates indicate that a contract loss will occur, a loss accrual is recorded in the Consolidated Financial Statements in the period it is first identified, if allowed by relevant accounting guidance. Circumstances that could potentially result in contract losses over the life of the contract include variances from expected costs to deliver our services, and other factors affecting revenues and costs.

Income Taxes
We account for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions may be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances. Our provision for income taxes includes the impact of these reserve changes. In the event that there is a significant unusual or one-time item recognized in our operating results, the taxes attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

Deferred income taxes are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which such differences are expected to reverse. We routinely evaluate all deferred tax assets to determine the likelihood of their realization. Please see Note 14 for a discussion of income taxes.

Effective July 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – and interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. Please see Note 14 for a discussion of the impact of our adoption of FIN 48.

Sales Taxes
Sales taxes collected from clients are excluded from revenues. The obligation is included in accounts payable until the taxes are remitted to the appropriate taxing authorities.

Earnings Per Share
Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period. Please see Note 17 for the computation of earnings per share.

Stock-based Compensation
Please see Note 20 for information concerning our internal investigation into our stock option grant practices during the period from 1994 through 2005.

SFAS No. 123 (revised 2004), "Share-based Payment" ("SFAS 123(R)"), requires us to recognize compensation expense for all stock-based payment arrangements based on the fair value of the stock-based payment on the date of grant. In determining the fair value of stock options, we use the Black-Scholes option pricing model that employs the following assumptions:

- Expected volatility of our stock price based on historical monthly volatility over the expected term.
- Expected term of the option based on historical employee stock option exercise behavior and the vesting and contractual terms of the respective option.
- Risk-free interest rate for periods within the expected term of the option.
- Expected dividend yield.

Our stock price volatility and expected option lives are based on management's best estimates at the time of grant, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the vesting term of the option.

SFAS 123(R) requires that we recognize compensation expense for only the portion of stock-based payment arrangements that are expected to vest. Therefore, we apply estimated forfeiture rates that are based on historical employee termination behavior. We periodically adjust the estimated forfeiture rates so that only the compensation expense related to stock-based payment arrangements that vest are included in wages and benefits. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

Please see Note 2 for further discussion of our stock-based compensation plans.

Pensions and other post-employment benefits
SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), establishes standards for reporting and accounting for pension benefits provided to employees. On June 30, 2007, we adopted SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). This Statement requires recognition of the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. SFAS

158 also requires the measurement date of the plan's funded status to be the same as the company's fiscal year end. We use June 30 as the measurement date for our plans.

For further discussion of our pensions and other post-employment plans, please see Note 13.

2. STOCK-BASED COMPENSATION PLANS

SFAS 123(R) requires the company to measure all employee stock-based compensation awards using a fair value method and recognize compensation cost in our financial statements. We recognize the fair value of stock-based compensation awards as wages and benefits in the Consolidated Statements of Income on a straight-line basis over the vesting period.

We recognized the following compensation expense in wages and benefits in the Consolidated Statements of Income (in millions, except per share amounts):

	Fiscal year ended June 30,		
	2008	2007	2006
Stock-based compensation expense, net of $9.2, $10.2 and $12.1 of deferred income tax benefits	$ 16.2	$ 17.8	$ 22.9
Stock-based compensation expense per basic share	$ 0.17	$ 0.18	$ 0.19
Stock-based compensation expense per diluted share	$ 0.16	$ 0.18	$ 0.18

The total compensation cost related to non-vested awards not yet recognized at June 30, 2008 was approximately $78.8 million, which is expected to be recognized over a weighted average of 3.53 years.

On June 7, 2007, our stockholders approved the 2007 Equity Incentive Plan (the "2007 Equity Plan"). This plan replaced our 1997 Stock Incentive Plan (the "1997 Stock Plan"). Under the 2007 Equity Plan we have reserved 15 million shares of Class A common stock for issuance to key employees at exercise prices determined by the Board of Directors or designated committee thereof. Under our 1997 Stock Plan, we originally reserved approximately 7.4 million shares of Class A common stock for issuance to key employees at exercise prices determined by the Board of Directors or designated committee thereof. In May 2000, February 2001, October 2001, July 2003, February 2005 and July 2005, the Board of Directors approved the additional allotment of approximately 1.7 million, 1.6 million, 4.1 million, 3.8 million, 2.7 million and 0.8 million shares, respectively, to the 1997 Stock Plan in accordance with the terms and conditions of the 1997 Stock Plan authorized by our shareholders pursuant to our November 14, 1997 Proxy Statement. Options granted under the 1997 Stock Plan to our current employees could not exceed 12.8% of our issued and outstanding shares, and consequently, any share repurchases (as discussed in Note 16) reduce the number of options to purchase shares that we may grant under the 1997 Stock Plan. As of June 7, 2007, the 1997 Stock Plan was discontinued for new grants and as a result, 1,521,736 unissued shares expired as of December 31, 2007. Generally, the options under each plan vest in varying increments over a five-year period and expire ten years from the date of grant. As of June 30, 2008, we had 10,542,500 shares available for issuance under the 2007 Equity Plan.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes valuation model utilizing the assumptions noted below. The expected volatility of our stock price is based on historical monthly volatility over the expected term. The expected term of the option is based on historical employee stock option exercise behavior, and the vesting term of the respective award and the contractual term of the respective options. Groups of employees that have similar historical exercise behavior are separated for valuation purposes. Our stock price volatility and expected option lives are based on management's best estimates at the time of grant, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the vesting term of the option. The weighted-average fair value of options granted was $11.72 for the year ended June 30, 2008.

The following weighted-average assumptions were used to determine the fair value of grants:

	Fiscal year ended June 30,		
	2008	2007	2006
Expected volatility	18.46%	21.10%	22.20%
Expected term	4.3 years	4.25 years	4.21 years
Risk-free interest rate	4.03%	4.74%	3.49%
Expected dividend yield	0%	0%	0%

The total intrinsic value of options exercised during the years ended June 30, 2008, 2007 and 2006 was $34.3 million, $20.2 million and $66.2 million, respectively, resulting in income tax benefits of $12.4 million, $7.3 million and $23.9 million, respectively. In addition, we also recorded income tax benefits of $6.7 million in the first quarter of fiscal year 2006 related to the purchase of vested options from former Chief Executive Officer Jeffrey A. Rich (please see Note 23 for further discussion). Of the total income tax benefit of $12.4 million, $7.3 million and $30.6 million for the year ended June 30, 2008, 2007 and 2006, respectively, $3.9 million, $3.8 million and $14.3 million, respectively, is reflected as excess tax benefits in net cash provided by financing activities in the Consolidated Statements of Cash Flows.

Option activity for the year ended June 30, 2008 is summarized as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of June 30, 2007	12,622,560	$ 44.88		
Granted	4,555,000	50.20		
Exercised	(2,227,050)	36.45		
Forfeited	(1,268,100)	50.46		
Outstanding as of June 30, 2008	13,682,410	$ 47.82	7.03	$ 81,147,030
Vested and exercisable at June 30, 2008	5,305,330	$ 43.58	4.97	$ 53,215,031

We follow the transition method described in SFAS 123(R) for calculating the excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (the "APIC Pool"). Tax deficiencies arise when actual tax benefits we realize upon the exercise of stock options are less than the recorded tax benefit.

Employee Stock Purchase Plan
Under our 1995 Employee Stock Purchase Plan ("ESPP"), a maximum of 4 million shares of Class A common stock can be issued to substantially all full-time employees who elect to participate. In October 2002, the Board of Directors approved an amendment to the ESPP to increase the number of shares that can be issued under the plan from 2 million to 4 million. Through payroll deductions, eligible participants may purchase our stock at a 5% discount to market value. Prior to December 31, 2005, eligible participants were able to purchase our stock at a 15% discount to market value. The stock is either purchased by the ESPP in the open market or issued from our treasury account, or a combination of both. Our contributions for the years ended June 30, 2008 and 2007, which were charged to additional paid-in capital, were approximately $0.3 million and $0.3 million, respectively. During fiscal year 2006 we expensed $1.4 million related to our ESPP and funded this liability through the issuance of treasury shares, resulting in a credit to additional paid-in-capital of $1.3 million. No expense was recorded in fiscal years 2008 and 2007 related to our ESPP. During fiscal years 2007 and 2006, in addition to stock purchased by the ESPP in the open market, we issued approximately 57,000 and 227,000 treasury shares, respectively, to fund the issuance into the ESPP.

3. DEASON/CERBERUS PROPOSAL

On March 20, 2007, we received a proposal from Darwin Deason, the Chairman of our Board of Directors (the "Chairman"), and Cerberus Capital Management, L.P. ("Cerberus"), on behalf of certain funds and accounts managed by it or its affiliates to acquire all of the outstanding shares of the Company for $59.25 per share in cash, other than certain shares and options held by Mr. Deason and members of our management team. On April 21, 2007, we received a revised proposal from Mr. Deason and Cerberus to acquire, for a cash purchase price of $62 per share, all of the outstanding shares of our common stock, other than certain shares and options held by Mr. Deason and members of our management team that would be rolled into equity securities of the acquiring entity in connection with the proposed transaction. In connection with this proposal Mr. Deason entered into an Exclusivity Agreement with Cerberus. On October 30, 2007, Cerberus withdrew its offer to acquire the Company.

During fiscal years 2008 and 2007, we recognized approximately $8.3 million and $4 million, respectively, in legal and other costs related to this potential transaction and $1.5 million and $1.9 million, respectively, related to stockholder derivative lawsuits related to this potential transaction (see Note 20).

4. BOARD OF DIRECTORS

At a special meeting of the Board of Directors ("Board") on October 30, 2007 called by the Chairman, the Chairman requested that each of our five independent directors Robert B. Holland, III, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill and Frank A. Rossi immediately resign from the Board. The Chairman also presented a group of four nominees to immediately fill the vacancies caused by the requested resignations and to run for election at the Company's next stockholders' meeting. In a November 1, 2007 special meeting of the Board called by the Chairman, the independent directors advised the Chairman that they would not run for re-election at the next stockholders' meeting and would resign as directors once they had the opportunity to meet with the Chairman's nominees and any other director candidates suggested by stockholders to determine that they were independent and capable of protecting minority stockholders. On November 1, 2007, the then current independent directors filed an action (the "Independent Director Complaint") in the Chancery Court of Delaware (New Castle County) seeking an order declaring that they did not breach their fiduciary duties to the Company and its stockholders in connection with the process followed by the independent directors related to the proposed sale of the Company.

On November 21, 2007, we announced that the independent directors had resigned and in connection with their resignations they agreed to dismiss the Independent Director Complaint. At the time of their resignation, we announced that Kurt Krauss, Ted Miller, Richard Spears and Frank Varasano, each of whom was independent, were appointed to the Board. Richard Spears passed away on January 5, 2008. On February 23, 2008, Paul E. Sullivan was appointed to the Board as an independent director to replace Mr. Spears. On March 19, 2008, Robert Druskin was appointed to the Board as an independent director.

On November 21, 2007, John H. Rexford resigned from the Board, but continued in his position as an Executive Vice President of the Company focusing on key corporate development initiatives, including mergers and acquisitions.

5. BUSINESS COMBINATIONS

During fiscal years 2008, 2007 and 2006, we acquired several businesses in the information technology services and business process outsourcing industries. Our recent acquisition activity is summarized as follows (excluding contingent consideration and transaction costs):

	Fiscal year ended June 30,		
	2008	2007	2006
Purchase consideration (in thousands):			
Net cash paid	$ 209,035	$ 164,330	$ 225,024
Amounts due to seller	3,303	5,931	4,638
Liabilities assumed	85,268	40,588	119,984
Fair value of assets acquired (including intangibles)	$ 297,606	$ 210,849	$ 349,646

Fiscal Year 2008 Acquisitions

In January 2008, we acquired Syan Holdings Limited ("Syan"), a United Kingdom ("UK")-based provider of information technology outsourcing services. The transaction was valued at approximately $69.1 million (35 million pounds Sterling) plus related transaction costs and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $104.4 million and assumed liabilities of $35.3 million. We recorded goodwill of $50.2 million, which is not deductible for income tax purposes, and intangible assets of $11.2 million. The $11.2 million of intangible assets is attributable to customer contracts and non-compete agreements with useful lives of approximately 7 years. We believe the acquisition strengthens our global information technology outsourcing ("ITO") presence by adding a base of UK operations, including two data centers. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, January 9, 2008.

In March 2008, we acquired sds business services GmbH ("sds"), a Germany-based provider of data center, infrastructure services, and application-related solutions. The transaction was valued at approximately $62.9 million (40.1 million Euros) plus related transaction costs and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $95.1 million and assumed liabilities of $32.2 million. We recorded goodwill of $61.1 million, which is not deductible for income tax purposes, and intangible assets of $16.9 million. The $16.9 million of intangible assets is attributable to customer contracts and non-compete agreements with useful lives of approximately 7 years. We believe the acquisition strengthens our global ITO presence by providing information technology operations and capabilities in Germany and continues to strengthen our position as a provider of ITO services and solutions to the market. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, March 14, 2008.

In May 2008, we acquired CompIQ Corporation, a provider of workers' compensation claims review, re-pricing and software solutions. The transaction was valued at approximately $21.5 million plus related transaction costs and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $26.1 million and assumed liabilities of $4.6 million. We recorded goodwill of $15.1 million which is deductible for income tax purposes, and intangible assets of $4 million. The $4 million of intangible assets is attributable to customer contracts, trade names and non-compete agreements with useful lives of approximately 10 years. We believe that the acquisition strengthens our presence in the healthcare and insurance payer markets by offering technology-enabled review and recovery services. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, May 1, 2008.

In May 2008, we acquired Transportation Management Systems, a business unit of Orbital Sciences Corporation, a provider of Global Positioning System-based fleet management systems. The transaction was valued at approximately $43.2 million plus related transaction costs and working capital settlement and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $55 million and assumed liabilities of $11.8 million. We recorded goodwill of $23.2 million which is deductible for income tax purposes, and intangible assets of $1.7 million. The $1.7 million of intangible assets is attributable to customer contracts and non-compete agreements with useful lives of approximately 4 years. We believe that the acquisition strengthens our presence in the transportation market by offering our clients both fare collection and fleet management systems capabilities. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, May 31, 2008.

We completed three other small acquisitions in fiscal year 2008, two in our Commercial segment and one in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Fiscal Year 2007 Acquisitions
In July 2006, we completed the acquisition of Primax Recoveries, Inc. ("Primax"), one of the industry's oldest and largest health care cost recovery firms. The transaction was valued at approximately $40 million, plus related transaction costs excluding contingent consideration of up to $10 million based upon future financial performance, and was funded from cash on hand and borrowings on our Credit Facility (defined below). During fiscal year 2007, we accrued $10 million of contingent consideration which was earned during the year and paid in the first half of fiscal year 2008. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair value as of the date of acquisition. We acquired assets of $73.8 million and assumed liabilities of $23.8 million. We recorded $29.6 million in goodwill, which is not deductible for income tax purposes, and intangible assets of $20.5 million. The $20.5 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 11 years. This acquisition expanded our healthcare payor offering to include subrogation and overpayment recovery services to help our clients improve profitability while maintaining their valued relationships with plan participants, employers and

providers. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, July 12, 2006.

In October 2006, we completed the acquisition of Systech Integrators, Inc. ("Systech"), an information technology solutions company offering an array of SAP software services. Systech's services include SAP consulting services, systems integration and custom application development and maintenance. The transaction was valued at approximately $63.8 million plus related transaction costs excluding contingent consideration of up to $40 million based on future financial performance. The contingent consideration term has expired and no contingent consideration was earned or paid related to this transaction. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility (defined below). We acquired assets of $75.3 million and assumed liabilities of $11.5 million. We recorded $54.2 million in goodwill, which is not deductible for income tax purposes, and intangible assets of $6.6 million. The $6.6 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 4 years. This acquisition enhanced our position as a comprehensive provider of SAP services across numerous markets. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, October 2, 2006.

In April 2007, we acquired CDR Associates, LLC ("CDR"), a leading provider of credit balance audit recovery and software services to healthcare payors, providers and state Medicaid agencies. The transaction was valued at approximately $27.2 million plus related transaction costs excluding contingent consideration of up to $15 million based upon future financial performance. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility. We acquired assets of $32 million and assumed liabilities of $4.8 million. We recorded $22.2 million in goodwill, which is deductible for income tax purposes, and intangible assets of $4.9 million. The $4.9 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 7 years. The acquisition expanded our service mix in the healthcare payor and provider markets and provided a platform to bridge the gap between the payor and provider communities. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, April 3, 2007.

In April 2007, we acquired certain assets of Albion, Inc. ("Albion"), a company specializing in integrated eligibility software solutions. The transaction was valued at approximately $30.9 million plus related transaction costs. The transaction was funded with a combination of cash on hand and borrowings under our Credit Facility. We acquired assets of $36.5 million and assumed liabilities of $5.6 million. We recorded $5.2 million in goodwill, which is deductible for income tax purposes, and intangible assets of $1.8 million. The $1.8 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 3 years. The acquisition enabled us to address key health and human services challenges facing state and local government clients, including: expensive legacy systems; a need for cost effectiveness; and a client-centered approach to service delivery. The acquired proprietary @Vantage software addressed these clients' challenges while meeting federal financial support requirements for a commercial, off-the-shelf ("COTS") solution. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, April 25, 2007.

We completed two other small acquisitions in fiscal year 2007, one in our Government segment and one in our Commercial segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Fiscal year 2006 Acquisitions

In May 2006, we completed the acquisition of Intellinex, LLC ("Intellinex"), an Ernst & Young LLP enterprise specializing in integrated learning solutions. The transaction was valued at approximately $75.6 million plus related transaction costs and was funded from cash on hand. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $88.4 million and assumed liabilities of $12.8 million. We recorded goodwill of $56.6 million, which is deductible for income tax purposes and intangible assets of $19.1 million. The $19.1 million of intangible assets is attributable to customer relationships with a useful life of approximately 10 years. We believe this acquisition provided us with a global technology platform that we can leverage to deliver learning services to existing and potential clients, key management talent in the learning BPO market, expanded content development and delivery capabilities and a broader presence in the rapidly growing learning BPO market. This acquisition also allowed us to better compete on multi-scope human resources BPO opportunities that include a learning component. We also leveraged this acquisition to develop and implement learning content and programs for our employees. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, June 1, 2006.

In December 2005, we completed the acquisition of the Transport Revenue division of Ascom AG ("Transport Revenue"), a Switzerland based communications company. Transport Revenue consists of three business units, fare collection, airport parking solutions and toll collection, with office locations across nine countries. The transaction was valued at approximately $100.5 million plus related transaction costs and was funded from borrowings under our Prior Facility (as defined in Note 12). We also paid a net working capital settlement of approximately $13.6 million which was funded from cash on hand and borrowings under our Credit Facility (as defined in Note 12). The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $213 million and assumed liabilities of $98.9 million. We recorded goodwill of $72.7 million, approximately 42% of which is deductible for income tax purposes, and intangible assets of $1.3 million. The $1.3 million of intangible assets is attributable to customer relationships, non-compete agreements and patents with weighted average useful lives of approximately 8 years. This acquisition launched us into the international transportation services industry and expanded our portfolio in the transit and parking payment markets and added toll collection clients to our existing client base. The operating results of the acquired business are included in our financial statements in the Government segment from the effective date of the acquisition, December 1, 2005.

In July 2005, we completed the acquisition of LiveBridge, Inc. ("LiveBridge"), a customer care service provider primarily serving the financial and telecommunications industries. The transaction was valued at approximately $32 million plus a working capital adjustment of $2.5 million, excluding contingent consideration of up to $32 million based upon future financial performance, and was funded from cash on hand and borrowings under our Prior Facility. During fiscal year 2007, we paid $18.1 million of contingent consideration which was earned during the year. The contingent consideration terms have expired and no additional contingent consideration was earned or paid related to this transaction. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value as of the date of acquisition. We acquired assets of $60.1 million and assumed liabilities of $7.5 million. We recorded goodwill of $29.6 million, 80% of which is deductible for income tax purposes, and intangible assets of $12.9 million. The $12.9 million of intangible assets is attributable to customer relationships and non-compete agreements with weighted average useful lives of approximately 6 years. This acquisition expanded our customer care service offerings in the finance and telecommunications industries and extended our global capabilities and operations by adding operational centers in Canada, India and Argentina. The operating results of the acquired business are included in our financial statements in the Commercial segment from the effective date of the acquisition, July 1, 2005.

We completed two other small acquisitions during fiscal year 2006, one in our Commercial segment and one in our Government segment.

These acquisitions are not considered material to our results of operations, either individually or in the aggregate; therefore, no pro forma information is presented.

Contingent Consideration

We are obligated to make certain contingent payments to former shareholders of acquired entities upon satisfaction of certain contractual criteria in conjunction with certain acquisitions. During fiscal years 2008, 2007 and 2006, we made contingent consideration payments of $23.7 million, $25.4 million and $9.8 million, respectively, related to acquisitions completed in prior years. The $23.7 million payment in fiscal year 2008 related to amounts earned during fiscal year 2007 and were accrued at June 30, 2007. As of June 30, 2008, the maximum aggregate amount of the outstanding contingent obligations to former shareholders of acquired entities is approximately $42.4 million. Any such payments primarily result in a corresponding increase in goodwill.

6. DIVESTITURES

Sale of Unclaimed Property Reporting and Recovery Business

In the fourth quarter of fiscal year 2008, we completed the sale of Unclaimed Property Reporting and Recovery ("UPRR") in our Commercial segment and recorded a gain on the sale of approximately $1 million ($0.6 million, net of income tax) in Other operating expenses in our Consolidated Statements of Income. The UPRR business was not strategic to our ongoing operations.

Revenues from the UPRR business were $14 million, $18 million and $18.8 million for fiscal years 2008, 2007 and 2006, respectively. Operating income from the UPRR business, excluding the gain on sale, was $0.6 million, $1.1 million and $4.3 million for fiscal years 2008, 2007 and 2006, respectively.

Sale of Government Decision Support Business
In the second quarter of fiscal year 2008, we completed the sale of our decision support business in our Government segment and recorded a gain on the sale of approximately $2.4 million ($1.6 million, net of income tax) in other operating expense in our Consolidated Statements of Income. The decision support business was not strategic to our ongoing operations.

Revenues from the decision support business were $3.6 million, $7.9 million and $8.2 million for fiscal years 2008, 2007 and 2006, respectively. Operating income from the decision support business, excluding the gain on sale, was $1.3 million, $2.7 million and $2.3 million for fiscal years 2008, 2007 and 2006, respectively.

The after tax proceeds from these fiscal year 2008 divestitures were used for general corporate purposes.

Sale of Government Welfare-to-Workforce Services Business
In December 2005, we completed the divestiture of substantially all of our Government welfare-to-workforce services business (the "WWS Divestiture") to Arbor E&T, LLC ("Arbor"), a wholly owned subsidiary of ResCare, Inc., for approximately $69 million, less transaction costs. Assets sold were approximately $31.6 million and liabilities assumed by Arbor were approximately $0.2 million, both of which were included in the Government segment. We retained the net working capital related to the WWS Divestiture. We recognized a pretax gain of $2.5 million ($1.5 million, net of income tax) and $33.5 million ($20.1 million, net of income tax) during fiscal years 2007 and 2006, respectively, upon the assignment of customer contracts to Arbor. The after tax proceeds from the divestiture were primarily used for general corporate purposes.

Revenues from the WWS Divestiture were $0.9 million and $104.2 million for fiscal years 2007 and 2006, respectively. Operating (loss) income from the WWS Divestiture, excluding the gain on sale, was $(0.2 million), $(0.6 million) and $6.4 million for fiscal years 2008, 2007 and 2006, respectively. Fiscal year 2006 operating loss included the following: a provision for estimated litigation settlement related to the WWS Divestiture and a provision for uncollectible accounts receivable due to a change in our estimate of collectibility of the retained outstanding receivables. Total provisions recorded in fiscal year 2006 were $3.3 million ($2.1 million, net of income tax).

In the fourth quarter of fiscal year 2006, we completed the sale of a subsidiary related to operations of the WWS Divestiture and recorded a loss on the sale of approximately $0.6 million ($1.0 million, net of income tax) and related charges of $0.2 million ($0.1 million, net of income tax).

The welfare-to-workforce services business is no longer strategic or core to our operating philosophy. These divestitures allow us to focus on our technology-enabled business process outsourcing and information technology service offerings.

7. ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows (in thousands):

	As of June 30,	
	2008	**2007**
Amounts Billed or Billable:		
Commercial	$ 526,691	$ 526,584
Government	421,951	399,271
	948,642	925,855
Unbilled Amounts	434,225	336,326
Total accounts receivable	1,382,867	1,262,181
Allowance for doubtful accounts	(4,582)	(5,073)
	$ 1,378,285	$ 1,257,108

Unbilled amounts include amounts associated with percentage-of-completion accounting, and other earned revenues not currently billable due to contractual provisions. The unbilled amounts at June 30, 2008 and 2007 include approximately $156.7 million and $129.6 million, respectively, which is not expected to be billed and collected within one year. These amounts are primarily related to our Commercial Vehicle Operations contract, our contract with the Georgia Department of Health and Human Services, and the contracts included in the 2007 acquisition of Albion in our Government segment. Billings are based on reaching contract milestones or other contractual terms.

Amounts to be invoiced in the subsequent month for current services provided are included in billable, and at June 30, 2008 and 2007 include approximately $390.3 million and $406.1 million, respectively, for services which have been rendered and will be billed in the normal course of business in the succeeding months.

Changes in the allowance for doubtful accounts were as follows (in thousands):

	Fiscal year ended June 30,		
	2008	2007	2006
Balance at beginning of period	$ 5,073	$ 10,447	$ 5,399
Provision for uncollectible accounts receivable	3,138	(290)	8,462
Losses sustained, net of recoveries and other	(3,629)	(5,084)	(3,414)
Balance at end of period	$ 4,582	$ 5,073	$ 10,447

During fiscal year 2006, we recorded a provision related to our assessment of risk related to the bankruptcies of certain airline clients of $3 million, a provision for a receivable retained in connection with the sale of the majority of the federal business in November 2003 of $2.4 million, and a provision for uncollectible accounts receivable due to a change in our estimate of collectibility of the retained outstanding receivables in connection with the WWS Divestiture of $1.3 million.

8. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consists of the following (in thousands):

	As of June 30,	
	2008	2007
Land	$ 25,142	$ 20,177
Buildings and improvements	223,411	177,453
Computer equipment	988,049	901,493
Computer software	860,475	742,271
Furniture and fixtures	119,562	107,556
	2,216,639	1,948,950
Accumulated depreciation and amortization	(1,296,002)	(1,051,631)
	$ 920,637	$ 897,319

Depreciation expense on property and equipment was approximately $229.6 million, $212.2 million and $182.8 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively. Amortization of computer software was approximately $77.7 million, $69 million and $51 million in fiscal years 2008, 2007 and 2006, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal years ended June 30, 2008 and 2007 are as follow (in thousands):

	Commercial	Government	Total
Balance as of June 30, 2006	$ 1,282,053	$ 1,174,601	$ 2,456,654
Acquisition activity during the year	127,624	19,461	147,085
Foreign currency translation adjustments	5,638	2,991	8,629
Balance as of June 30, 2007	1,415,315	1,197,053	2,612,368
Acquisition activity during the year	129,487	32,460	161,947
Divestiture activity during the year	(2,091)	(965)	(3,056)
Foreign currency translation adjustments	4,159	9,746	13,905
Balance as of June 30, 2008	$ 1,546,870	$ 1,238,294	$ 2,785,164

Approximately $2.2 billion, or 78%, of the original gross amount of goodwill recorded is deductible for income tax purposes.

The following table reflects the balances of our other intangible assets (in thousands):

	As of June 30,			
	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Acquired customer-related intangibles	$ 445,753	$ (184,400)	$ 419,853	$ (147,872)
Customer contract costs	251,837	(130,319)	247,840	(101,217)
All other	19,121	(12,401)	17,248	(9,362)
	$ 716,711	$ (327,120)	$ 684,941	$ (258,451)
Non-amortizable intangible assets:				
Title plant	$ 51,045		$ 51,045	
Tradename	3,843		3,843	
	$ 54,888		$ 54,888	

	Fiscal year ended June 30,		
	2008	2007	2006
Amortization:			
Contract inducements	$ 14,304	$ 14,634	$ 15,332
Acquired customer-related intangibles	45,061	42,390	37,380
All other intangibles	28,078	22,573	18,641
Total amortization	$ 87,443	$ 79,597	$ 71,353

Amortization includes amounts charged to amortization expense for customer contract costs and other intangibles, other than contract inducements. Amortizable intangible assets are amortized over the related contract term. The amortization period of customer-related intangible assets ranges from 1 to 17 years, with a weighted average of approximately 9 years. The amortization period for all other intangible assets, including tradenames, ranges from 3 to 20 years, with a weighted average of 6 years.

Estimated amortization for the years ended June 30,	(in thousands)
2009	$ 84,770
2010	71,403
2011	60,908
2012	42,822
2013	29,801

10. OTHER ASSETS

The following summarizes our other assets as of June 30, 2008 and 2007 (in thousands):

	As of June 30,	
	2008	2007
Long-term investments related to our deferred compensation plans (please see Note 13)	$ 82,840	$ 80,253
Long-term investments accounted for using the cost method and equity method	25,910	21,443
Deferred debt issuance costs	21,919	28,099
Deferred contract costs	28,760	-
Other assets	56,574	51,035
	$ 216,003	$ 180,830

11. OTHER ACCRUED LIABILITIES

The following summarizes our other accrued liabilities at June 30, 2008 and 2007 (in thousands):

	As of June 30,	
	2008	2007
Accrued payments to vendors and contract related accruals	$ 205,676	$ 228,250
Software and equipment lease and maintenance	49,944	57,283
Accruals related to acquisitions and divestitures	11,518	46,455
Other	71,723	68,250
	$ 338,861	$ 400,238

The decrease in accruals related to acquisitions and divestitures as of June 30, 2008 is primarily due to the payment of contingent consideration earned and accrued as of June 30, 2007 and the fiscal year 2008 settlement of the indemnification to Lockheed Martin Corporation related to the sale of our federal business during fiscal year 2004. Please see Note 20 for a discussion of this settlement.

12. LONG- TERM DEBT

A summary of long-term debt follows (in thousands):

	As of June 30,	
	2008	2007
Term Loan Facility due in March 2013	$ 1,760,000	$ 1,778,000
Revolving Facility due in March 2012	91,257	52,102
4.70% Senior Notes due in June 2010, net of unamortized discount	249,967	249,950
5.20% Senior Notes due in June 2015, net of unamortized discount	249,562	249,499
Capitalized lease obligations at various interest rates, payable through 2013	53,132	57,853
Other	996	1,907
	2,404,914	2,389,311
Less current portion	(47,373)	(47,039)
	$ 2,357,541	$ 2,342,272

Maturities of long-term debt as of June 30, 2008 are as follows (in thousands):

Year ending June 30,		
2009	$	47,373
2010		284,841
2011		24,188
2012		110,460
2013		1,688,421
Thereafter		249,631
Total	$	2,404,914

Credit Agreement
On March 20, 2006, we and certain of our subsidiaries entered into a Credit Agreement (the "Credit Agreement") with Citicorp USA, Inc., as Administrative Agent ("Citicorp"), Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and with Morgan Stanley Bank, SunTrust Bank, Bank of Tokyo-Mitsubishi UFJ, Ltd., Wachovia Bank National Association, Bank of America, N.A., Bear Stearns Corporate Lending and Wells Fargo Bank, N.A., as Co-Syndication Agents, and various other lenders and issuers (the "Credit Facility"). The Credit Facility provides for a senior secured term loan facility of $1.8 billion, with the ability to increase it by up to $1.8 billion (as of June 30, 2008), under certain circumstances (the "Term Loan Facility") and a senior secured revolving credit facility of $1 billion with the ability to increase it by up to $750 million (the "Revolving Facility"), each of which is described more fully below. At the closing of the Credit Facility, we and certain of our subsidiaries jointly borrowed approximately $800 million under the Term Loan Facility and approximately $93 million under the Revolving Facility. We used the proceeds of the Term Loan Facility to (i) refinance approximately $278 million in outstanding indebtedness under our 5-Year Competitive Advance and Revolving Credit Facility Agreement dated as of October 27, 2004 (the "Prior Facility"), (ii) finance the purchase of shares of our Class A common stock tendered in the Company's "Dutch Auction" tender which expired March 17, 2006 (as extended) and (iii) for the payment of transaction costs, fees and expenses related to the Credit Facility and Dutch Auction. As a result of the refinancing of the Prior Facility, we wrote off approximately $4.1 million in debt issue costs, which was included in other non-operating income, net. A portion of the proceeds of the Revolving Facility were used to refinance approximately $73 million in outstanding indebtedness under the Prior Facility. The remainder of the proceeds of the Revolving Facility were used for working capital purposes and to fund our share repurchase programs. In addition, approximately $114 million of letters of credit were issued under the Credit Facility to replace letters of credit outstanding under the Prior Facility. The Prior Facility was terminated on March 20, 2006.

On July 6, 2006, we amended our Term Loan Facility. We borrowed an additional $500 million on July 6, 2006 and an additional $500 million on August 1, 2006. As a result of the increase to the facility, the Applicable Margin, as defined in the Credit Facility, increased to LIBOR plus 200 basis points. We used the proceeds of the Term Loan Facility increase to finance the purchase of shares of our Class A common stock under the June 2006 $1 billion share repurchase authorization and for the payment of transaction costs, fees and expenses related to the increase in the Term Loan Facility.

Amounts borrowed under the Term Loan Facility mature on March 20, 2013, and will amortize in quarterly installments in an aggregate annual amount equal to 1% of the aggregate principal amount of the loans advanced, with the balance payable on the final maturity date. Amounts borrowed under the Term Loan Facility may also be repaid at any time at our discretion. Interest on the outstanding balances under the Term Loan Facility is payable, at our option, at a rate equal to the Applicable Margin (as defined in the Credit Facility) plus the fluctuating Base Rate (as defined in the Credit Facility), or at the Applicable Margin plus the current LIBOR (as defined in the Credit Facility). The borrowing rate on the Term Loan Facility at June 30, 2008 was approximately 4.47%.

Proceeds borrowed under the Revolving Facility will be used as needed for general corporate purposes and to fund share repurchase programs. Amounts under the Revolving Facility are available on a revolving basis until the maturity date of March 20, 2012. The Revolving Facility allows for borrowings up to the full amount of the revolver in either U.S. dollars or Euros. Up to the U.S. dollar equivalent of $200 million may be borrowed in other currencies, including Sterling, Canadian Dollars, Australian Dollars, Yen, Francs, Krones and New Zealand Dollars. Portions of the Revolving Facility are available for issuances of up to the U.S. dollar equivalent of $700 million of letters of credit and for borrowings of up to the U.S. dollar equivalent of $150 million of swing loans. Interest on outstanding balances under the Revolving Facility is payable, at our option, at a rate equal to the Applicable Margin plus the fluctuating Base Rate, or at the Applicable Margin plus the current

LIBOR for the applicable currency. The borrowing rate under the Revolving Facility at June 30, 2008 ranges from 3.63% to 5.74%, depending upon the currency of the outstanding borrowings.

The Credit Facility includes an uncommitted accordion feature of up to $750 million in the aggregate allowing for future incremental borrowings under the Revolving Facility, which may be used for general corporate purposes. The Credit Facility also includes an additional uncommitted accordion feature of up to $1.8 billion (as of June 30, 2008) allowing for future incremental borrowings under the Term Loan Facility which may be used to fund additional purchases of our equity securities or for extinguishment of our Senior Notes (defined below). The Term Loan Facility accordion expires on March 20, 2009.

Obligations under the Credit Facility are guaranteed by us and substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (but only to the extent such guarantees would not result in materially adverse tax consequences). In addition, Credit Facility obligations are secured under certain pledge agreements by (i) a first priority perfected pledge of all notes owned by us and the guarantors and the capital stock of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries (subject to certain exceptions, including to the extent the pledge would give rise to additional SEC reporting requirements for our subsidiaries or result in materially adverse tax consequences), and (ii) a first priority perfected security interest in all other assets owned by us and the guarantors, subject to customary exceptions. As required under the indentures governing our outstanding Senior Notes, we have granted equal and ratable liens in favor of the holders of the Senior Notes in all assets discussed above, other than the accounts receivable of the Company and our subsidiaries.

Among other fees, we pay a commitment fee (payable quarterly) based on the amount of unused commitments under the Revolving Facility (not including the uncommitted accordion feature discussed above). The commitment fee payable at June 30, 2008 was 0.375% of the unused commitment. We also pay fees with respect to any letters of credit issued under the Credit Facility. Letter of credit fees at June 30, 2008 were 1.35% of the currently issued and outstanding letters of credit.

The Credit Facility contains customary covenants, including but not limited to, restrictions on our ability, and in certain instances, our subsidiaries' ability, to incur liens, merge or dissolve, make certain restricted payments, or sell or transfer assets. The Credit Facility also limits the Company's and our subsidiaries' ability to incur additional indebtedness. In addition, based upon the total amount advanced under the Term Loan Facility at June 30, 2008, we may not permit our consolidated total leverage ratio to exceed 3.25 to 1.00, nor permit our consolidated senior leverage ratio to exceed 2.25 to 1.00, nor permit our consolidated interest coverage ratio to be less than 4.50 to 1.00 during specified periods.

Upon the occurrence of certain events of default, our obligations under the Credit Facility may be accelerated and the lending commitments under the Credit Facility terminated. Such events of default include, but are not limited to, payment default to lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults with respect to indebtedness or guaranty obligations, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, or change of control of the Company. As of June 30, 2008, we were in compliance with the covenants of our Credit Facility, as amended.

At June 30, 2008, we had approximately $791.5 million available on our Revolving Facility after giving effect to outstanding indebtedness of $91.2 million and $117.3 million of outstanding letters of credit that secure certain contractual performance and other obligations and which reduce the availability of our Revolving Facility. At June 30, 2008, we had $1.9 billion outstanding under our Credit Facility, of which $1.8 billion is reflected in long-term debt and $18 million is reflected in current portion of long-term debt, and approximately $1.8 billion of which bore interest at approximately 4.47% and $91.2 million bore interest from 3.63% to 5.74%. Please see Note 19 for a discussion of an interest rate swap agreements related to interest rates on our Credit Facility.

On September 26, 2006, we received an amendment, consent and waiver from the lenders under our Credit Facility with respect to, among other provisions, waiver of any default or event of default arising under the Credit Facility as a result of our failure to comply with certain reporting covenants relating to other indebtedness, including covenants purportedly requiring the filing of reports with either the SEC or the holders of such indebtedness, so long as those requirements were complied with by December 31, 2006. As consideration for this amendment, consent and waiver, we paid a fee of $2.6 million.

On December 21, 2006, we received an amendment, consent and waiver from lenders under our Credit Facility. The amendment, consent and waiver includes the following provisions, among others:

(1) Consent to the delivery, on or prior to February 14, 2007, of (i) the financial statements, accountant's report and compliance certificate for the fiscal year ended June 30, 2006 and (ii) financial statements and related compliance certificates for the fiscal quarters ended June 30, 2006 and September 30, 2006, and waiver of any default arising from the failure to deliver any such financial statements, reports or certificates within the applicable time period provided for in the Credit Agreement, provided that any such failure to deliver resulted directly or indirectly from the previously announced investigation of the Company's historical stock option grant practices (the "Options Matter").

(2) Waiver of any default or event of default arising from the incorrectness of representations and warranties made or deemed to have been made with respect to certain financial statements previously delivered to the agent as a result of any restatement, adjustment or other modification of such financial statements resulting directly or indirectly from the Options Matter.

(3) Waiver of any default or event of default which may arise from the Company's or its subsidiaries' failure to comply with reporting covenants under other indebtedness that are similar to those in the Credit Agreement (including any covenant to file any report with the SEC or to furnish such reports to the holders of such indebtedness), provided such reporting covenants are complied with on or prior to February 14, 2007.

(4) Amendments to provisions relating to the permitted uses of the proceeds of revolving loans under the Credit Agreement that (i) increase to $500 million from $350 million the aggregate principal amount of revolving loans that may be outstanding, the proceeds of which may be used to satisfy the obligations under the Company's 4.70% Senior Notes due 2010 or 5.20% Senior Notes due 2015 and (ii) until June 30, 2007, decrease to $200 million from $300 million the minimum liquidity (i.e., the aggregate amount of the Company's unrestricted cash in excess of $50 million and availability under the Revolving Facility) required after giving effect to such use of proceeds.

As consideration for this amendment, waiver and consent, we paid a fee of $1.3 million. We filed our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2006 on February 1, 2007 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 on January 23, 2007.

Senior Notes
On June 6, 2005, we completed a public offering of $250 million aggregate principal amount of 4.70% Senior Notes due June 1, 2010 and $250 million aggregate principal amount of 5.20% Senior Notes due June 1, 2015 (collectively, the "Senior Notes"). Interest on the Senior Notes is payable semiannually. We may redeem some or all of the Senior Notes at any time prior to maturity, which may include prepayment penalties determined according to pre-established criteria. The Senior Notes were issued pursuant to that certain Indenture dated June 6, 2005 (which, along with any Supplemental Indentures entered into subsequent thereto and in connection therewith, is referred to as the "Indenture") between us and The Bank of New York Trust Company, N.A. ("BONY"), as trustee, with the Wilmington Trust Company having replaced BONY as trustee on December 19, 2006 (the "Trustee"). Please see Note 19 for a discussion of the forward interest rate hedges related to the issuance of the Senior Notes.

As the result of our failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 by September 13, 2006, certain holders of the Senior Notes sent various notices alleging that we were in default of our covenants under the Indenture. Subsequently, those certain holders declared an acceleration of the Senior Notes, as a result of our failure to remedy the purported default set forth in their earlier notices and demanded payment of all amounts owed in respect of the Senior Notes.

It is our position that no default has occurred under the Indenture and that no acceleration has occurred with respect to the Senior Notes or otherwise under the Indenture. Further we filed a lawsuit against the Trustee in the United States District Court, Northern District of Texas, Dallas Division, seeking a declaratory judgment affirming our position. The Trustee filed an answer and counterclaim seeking immediate payment of all principal and accrued and unpaid interest on the Senior Notes. Alternatively, the counterclaim sought damages measured by the difference between the fair market value of the Senior Notes on or about September 22, 2006 and par value of the Senior Notes. On February 12, 2008, the judge granted our Motion for Summary Judgment, awarded us our court costs, and dismissed all counter-claims against us. Subsequently, Defendant Wilmington Trust Co. filed its Notice of Appeal and Appellant Brief. We have filed our Appeal; however, at this time it is unclear whether the 5th Circuit will require oral argument on this matter.

Unless and until there is a final judgment rendered in the lawsuit described above (including any appellate proceedings), no legally enforceable determination can be made as to whether the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture as alleged by the letters referenced above. If there is a final legally enforceable determination that the failure to timely file our Annual Report on Form 10-K for the period ending June 30, 2006 is a default under the Indenture, and that acceleration with respect to the Senior Notes was proper, the principal and premium, if any, and all accrued and unpaid interest, if any, on the Senior Notes would be immediately due and payable.

In the event the claim of default against us made by certain holders of the Senior Notes is upheld in a court of law and we are required to pay off the Senior Notes, it is most likely that we would utilize cash on hand and borrowings under our Credit Facility to fund such payoff. Under the terms of the Credit Facility, we can utilize borrowings under the Revolving Facility, subject to certain liquidity requirements, or may seek additional commitments for funding under the Term Loan Facility of the Credit Facility. We estimate we have sufficient liquidity to meet both the needs of our operations and any potential payoff of the Senior Notes. While we do have availability under our Credit Facility to draw funds to repay the Senior Notes, there may be a decrease in our credit availability that could otherwise be used for other corporate purposes, such as acquisitions and share repurchases.

If our Senior Notes are refinanced or the determination is made that the outstanding balance is due to the noteholders, the remaining unrealized loss on forward interest rate agreements reported in other comprehensive income of $11.2 million ($7 million, net of income tax), unamortized deferred financing costs of $2 million ($1.3 million, net of income tax) and unamortized discount of $0.5 million ($0.3 million, net of income tax) associated with our Senior Notes as of June 30, 2008 may be adjusted and reported as interest expense in our Consolidated Statement of Income in the period of refinancing or demand.

Other
We entered into capital lease agreements of an aggregate of $26.9 million, $47.8 million and $24.3 million for the purchase of equipment during fiscal years 2008, 2007 and 2006, respectively.

Interest
Cash payments for interest on borrowings for the years ended June 30, 2008, 2007 and 2006 were approximately $157.7 million, $169.6 million and $56.3 million, respectively. In addition, in fiscal year 2007 we paid $7.4 million of interest related to the Section 162(m) deduction disallowance discussed in Note 20. Accrued interest was $5.3 million and $8.9 million at June 30, 2008 and 2007, respectively.

13. PENSION AND OTHER POST-EMPLOYMENT PLANS

SFAS 87 establishes standards for reporting and accounting for pension benefits provided to employees. On June 30, 2007, we adopted SFAS 158. This Statement requires recognition of the funded status of a defined benefit plan in the statement of financial position as an asset or liability if the plan is overfunded or underfunded, respectively. Changes in the funded status of a plan are required to be recognized in the year in which the changes occur, and reported in comprehensive income as a separate component of stockholders' equity. Further, certain gains and losses that were not previously recognized in the financial statements are required to be reported in comprehensive income, and certain disclosure requirements were changed. SFAS 158 also requires the measurement date of the plan's funded status to be the same as the company's fiscal year end.

In connection with the acquisition of the human resources consulting and outsourcing business of Mellon Financial Corporation (the "Acquired HR Business"), we assumed pension plans for the employees located in Canada and the United Kingdom ("UK"). The Canadian Acquired HR Business has both a funded basic pension plan and an unfunded excess pension plan. The UK pension scheme is a funded plan. These defined benefit plans provide benefits for participating employees based on years of service and average compensation for a specified period before retirement.

In December 2005, we adopted a pension plan for the U.S. employees of Buck Consultants, LLC, a wholly owned subsidiary, which was acquired in connection with the Acquired HR Business. The U.S. pension plan includes both a funded plan and unfunded plan. The plan recognizes service for eligible employees from May 26, 2005, the date of the acquisition of the Acquired HR Business. We recorded prepaid pension costs of $2 million related to this prior service which will be amortized over approximately 9.3 years and included in the net periodic benefit costs which is included in wages and benefits in our Consolidated Statements of Income.

In connection with the acquisition of sds, we assumed pension plans for the sds employees located in Germany. The sds plan is an unfunded plan. This defined benefit plan provides benefits for participating employees based on years of service and average compensation for a specified period before retirement. The net periodic benefit costs for this plan are included in wages and benefits in our Consolidated Statements of Income from the effective date of the acquisition, March 14, 2008.

Certain of our employees participate in other pension plans and a post-employment medical plan. These plans are not material to our results of operations or financial position and are not included in the disclosures below.

Benefit obligations

The following table provides a reconciliation of the changes in the pension plans' benefit obligations (in thousands):

	As of June 30,			
	2008		2007	
	Non-U.S.	U.S.	Non-U.S.	U.S.
Reconciliation of benefit obligation:				
Obligation at beginning of period	$ 112,234	$ 7,600	$ 98,537	$ 3,731
Acquisition of sds	16,509	-	-	-
Service cost	6,148	3,401	5,841	3,395
Interest cost	6,644	500	5,662	251
Plan amendments	-	34	300	(2)
Actuarial (gain) loss	4,030	(292)	(3,408)	225
Employee contribution	89	-	-	-
Benefit payments	(4,102)	-	(3,529)	-
Settlements	-	(2)	-	-
Foreign currency exchange rate changes	1,723	-	8,831	-
Obligation at end of period	$ 143,275	$ 11,241	$ 112,234	$ 7,600

Costs (income) of plans

The following table provides the components of net periodic benefit cost (in thousands):

	Fiscal year ended June 30,					
	2008		2007		2006	
	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.
Components of net periodic benefit cost:						
Defined benefit plans:						
Service cost	$ 6,148	$ 3,401	$ 5,841	$ 3,395	$ 5,195	$ 2,266
Interest cost	6,644	500	5,662	251	4,725	68
Expected return on assets	(7,089)	(686)	(5,465)	(111)	(4,952)	-
Recognized net actuarial gain	-	-	-	(11)	-	-
Amortization of prior service costs	-	217	-	217	-	128
Net periodic benefit cost for defined benefit plans	$ 5,703	$ 3,432	$ 6,038	$ 3,741	$ 4,968	$ 2,462

Approximately $0.2 million of prior service cost for the defined benefit pension plans will be amortized from accumulated other comprehensive income, net into net periodic benefit cost in fiscal year 2009.

Plan assets

The following table provides a reconciliation of the changes in the fair value of plan assets (in thousands):

	Fiscal year ended June 30,			
	2008		2007	
	Non-U.S.	U.S.	Non-U.S.	U.S.
Reconciliation of fair value of plan assets:				
Fair value of plan assets at beginning of period	$ 98,009	$ 6,802	$ 77,704	$ 1
Actual return on plan assets	(4,548)	(211)	8,784	59
Amendments	-	-	300	-
Employer contributions	10,510	3,567	7,137	6,742
Employee contribution	89	-	-	-
Benefit payments	(3,899)	-	(3,529)	-
Settlement	-	(2)	-	-
Foreign currency exchange rate changes	1,134	-	7,613	-
Fair value of plan assets at end of period	$ 101,295	$ 10,156	$ 98,009	$ 6,802

We made contributions to the pension plans of approximately $14.1 million and $13.9 million in fiscal years 2008 and 2007, respectively. As of June 30, 2008, we have no minimum pension funding requirement.

The following table provides the weighted-average asset allocation of all pension plan assets, by asset category:

	Fiscal year ended June 30,	
	2008	2007
Mutual fund — equity securities	50%	52%
Mutual fund — debt securities	38%	35%
Mutual fund — real estate	6%	7%
Other	6%	6%
Total	100%	100%

There are no holdings in shares or debt issued by us included in the pension plan assets.

Funded status of defined benefit pension plans

The following table provides a statement of funded status (in thousands):

	As of June 30,			
	2008		2007	
	Funded Plans	Unfunded Plan	Funded Plans	Unfunded Plan
Non-U.S. Plans				
Accumulated benefit obligation (ABO)	$ 88,132	$ 24,973	$ 79,103	$ 11,070
Projected benefit obligation (PBO)	116,286	26,989	99,921	12,313
Fair value of assets	101,295	-	98,009	-
U.S. Plan				
Accumulated benefit obligation (ABO)	$ 8,742	$ 226	$ 5,865	$ 145
Projected benefit obligation (PBO)	10,922	319	7,392	208
Fair value of assets	10,156	-	6,802	-

	As of June 30, 2008	As of June 30, 2007
Non-U.S. Plans		
Funded status	$ (41,980)	$ (14,225)
Unrecognized (gain) loss	11,200	(4,358)
Net amount recognized	$ (30,780)	$ (18,583)
U.S. Plan		
Funded status	$ (1,085)	$ (798)
Unrecognized prior service cost	1,495	1,678
Unrecognized (gain) loss	267	(338)
Net amount recognized	$ 677	$ 542

The following table reflects amounts recognized in the statement of financial position (in thousands):

	As of June 30, 2008	As of June 30, 2007
Non-U.S. Plans		
Accrued benefit liability – short term	$ (1,416)	$ (1,333)
Accrued benefit liability – long term	(40,564)	(12,892)
Accumulated other comprehensive (income) loss, net	11,200	(4,358)
Net amount recognized	$ (30,780)	$ (18,583)
U.S. Plan		
Accrued benefit liability – short term	$ (47)	$ (9)
Accrued benefit liability – long term	(1,038)	(789)
Accumulated other comprehensive (income) loss, net	1,762	1,340
Net amount recognized	$ 677	$ 542

The following table is a summary of amounts in accumulated other comprehensive income, net as of June 30, 2008 and 2007 upon adoption of SFAS 158 (in thousands):

	June 30, 2007	Net periodic benefit cost	Change in net actuarial (gain)/loss	Plan amendments	Adjustment to initially apply SFAS 158	June 30, 2008
Non-U.S. Plans						
Net actuarial (gain)/loss	$ (4,693)	$ -	$ 15,757	$ -	$ (176)	$ 10,888
	(4,693)	-	15,757	-	(176)	10,888
U.S. Plan						
Net actuarial (gain)/loss	(338)	-	605	-	-	267
Unrecognized prior service cost	1,678	(217)	-	34	-	1,495
	1,340	(217)	605	34	-	1,762
Sub-total	(3,353)	(217)	16,362	34	(176)	12,650
Tax effect	979	81	(4,894)	(12)	59	(3,787)
Total	$ (2,374)	$ (136)	$ 11,468	$ 22	$ (117)	$ 8,863

Accumulated other comprehensive income, net for the Non-U.S. Plans as of June 30, 2008 and 2007 also includes a net actuarial gain related to our German pension plan of $0.3 million and $0.2 million, respectively, and our post-employment medical plan in Canada of $0.1 million and $0.1 million, respectively, which is not included in the tables above.

Assumptions for calculating benefit obligations and net periodic benefit cost

The following table summarizes the weighted-average assumptions used in the determination of our benefit obligation:

	As of June 30,	
	2008	2007
Non-U.S. Plans		
Discount rate	5.20% - 6.00%	5.20% - 5.67%
Rate of increase in compensation levels	3.00% - 5.45%	4.25% - 4.80%
U.S. Plan		
Discount rate	6.80%	6.40%
Rate of increase in compensation levels	3.80%	3.40%

The following table summarizes the assumptions used in the determination of our net periodic benefit cost:

	Fiscal year ended June 30,		
	2008	2007	2006
	Pension Plans	Pension Plans	Pension Plans
Non-U.S. Plans			
Discount rate	5.20% - 6.00%	5.20% - 5.67%	5.00% - 5.75%
Long-term rate of return on assets	7.00% - 7.25%	6.50% - 7.00%	7.00% - 7.50%
Rate of increase in compensation levels	3.00% - 4.80%	4.25% - 4.60%	4.25% - 4.40%
U.S. Plan			
Discount rate	6.40%	6.50%	5.75%
Long-term rate of return on assets	8.00%	8.00%	N/A
Rate of increase in compensation levels	3.40%	3.50%	3.00%

Our discount rate is determined based upon high quality corporate bond yields as of the measurement date. The table below illustrates the effect of increasing or decreasing the discount rates by 25 basis points (in thousands):

	Fiscal year ended June 30,			
	2008		2007	
	Plus .25%	Less .25%	Plus .25%	Less .25%
Non-U.S. Plans				
Effect on pension benefit obligation	$ (7,297)	$ 7,827	$ (5,786)	$ 5,841
Effect on service and interest cost	$ (582)	$ 569	$ (485)	$ 488
U.S. Plan				
Effect on pension benefit obligation	$ (441)	$ 467	$ (316)	$ 336
Effect on service and interest cost	$ (144)	$ 152	$ (145)	$ 153

We estimate the long-term rate of return on UK, Canadian, and U.S. plan assets will be 7%, 7.25%, and 8%, respectively, based on the long-term target asset allocation. Expected returns for the following asset classes used in the plans are based on a combination of long-term historical returns and current and expected market conditions.

The UK pension scheme's target asset allocation is 50% equity securities, 40% debt securities and 10% in real estate. External investment managers actively manage all of the asset classes. The target asset allocation has been set by the plan's trustee board with a view to meeting the long-term return assumed for setting the employer's contributions while also reducing volatility relative to the plan's liabilities. The managers engaged by the trustees manage their assets with a view to seeking moderate out-performance of appropriate benchmarks for each asset class. At this time, the trustees do not engage in any alternative investment strategies, apart from UK commercial property.

The Canadian funded plan's target asset allocation is 35% Canadian federal, provincial and corporate bonds, 30% larger capitalization Canadian stocks, 30% developed and larger capitalization Global ex Canada stocks (mainly U.S. and international stocks) and 5% cash and cash equivalents. A single investment manager actively manages all of the asset classes. This manager uses an equal blend of large cap value and large cap growth for stocks in order to participate in the returns generated by stocks in the long-term, while reducing year-over-year volatility. The bonds are managed using a core approach where multiple strategies are engaged such as interest rate anticipation, credit selection and yield curve positioning to mitigate overall risk. At this time, the manager does not engage in any alternative investment strategies.

The U.S. pension plan's target asset allocation is 30% large capitalization U.S. equities, 5% small capitalization U.S. equities, 25% developed market non-U.S. equities, 30% long duration U.S. Treasury bonds and 10% in alternative investments. The asset allocation was set considering asset class expected returns and volatility relative to the duration of the liabilities of the pension plan.

The asset allocation is reviewed annually in accordance with the Investment Policy Statement. The assets are held in a separate pension trust account at a custodian bank. External registered investment advisors manage the assets in active and passive strategies that are well diversified, investment grade, liquid and unleveraged.

Expected Cash Flows

We expect to contribute approximately $15 million to our pension plans in fiscal year 2009.

The following table summarizes the estimated benefit payments, which include amounts to be earned by active plan employees through expected future service for all pension plans over the next ten years as of June 30, 2008 (in thousands):

	Non-U.S. Plans	U.S. Plan
2009	$ 4,305	$ 215
2010	4,040	197
2011	4,179	320
2012	4,105	481
2013	4,420	678
2014-2018	31,082	6,588

Supplemental Executive Retirement Plan

In December 1998, we entered into a Supplemental Executive Retirement Agreement with Mr. Deason, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the Employment Agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the Employment Agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason will receive a benefit upon the occurrence of certain events equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest thirty-six consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us will be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53 per share and 300,000 shares granted in August 2003 with an exercise price of $44.10). To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the options granted to Mr. Deason exceeds the benefit, such excess benefit would accrue to Mr. Deason and we would have no further obligation under the Supplemental Executive Retirement Agreement. The percentage applied to the average monthly compensation is 56% for benefit determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change in control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed ten years. We estimate that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $9 million at June 30, 2008. The value (the excess of the market price over the option exercise price) of the options at June 30, 2008 was $9.1 million. If the payment is caused by a change in control and at such time Mr. Deason would be subject to an excise tax under the Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax.

Deferred Compensation Plans

We offer a deferred compensation plan to employees who meet specified compensation criteria. The assets and liabilities of this plan are included in our Consolidated Financial Statements. Approximately 1,100 employees participate in the plan. Participants may elect to defer a specified percentage of base salary and incentive compensation annually. The assets of the plan as of June 30, 2008 and 2007 were $65.7 million and $58.9 million, respectively, and were included in cash and other assets in our Consolidated Balance Sheets. The liabilities of the plan, representing participants' account balances, were $64.5 million and $53.8 million at June 30, 2008 and 2007, respectively, and were included in other long-term liabilities in our Consolidated Balance Sheets.

In connection with the acquisition of the Acquired HR Business, we assumed a deferred compensation plan for certain Acquired HR Business employees. This plan is closed to new contributions. The assets and liabilities of this plan were included in our Consolidated Financial Statements as of the date of acquisition. Approximately 100 employees participate in the plan. The assets of the plan as of June 30, 2008 and 2007 were $28 million and $28.9 million, respectively, and were included in other assets in our Consolidated Balance Sheets. The liabilities of the plan, representing participants' account balances, were $24.4 million and $29.5 million at June 30, 2008 and 2007, respectively, and were included in other long-term liabilities in our Consolidated Balance Sheets.

Other Contributory Plans

We have contributory retirement and savings plans, which cover substantially all employees and allow for discretionary matching contributions by us as determined by our Board of Directors. Contributions made by us to certain plans during the years ended June 30, 2008, 2007 and 2006 were approximately $18.4 million, $13.3 million and $15 million, respectively.

14. INCOME TAXES

Income tax expense (benefit) is comprised of the following (in thousands):

	Fiscal year ended June 30,		
	2008	2007	2006
Current:			
U.S. federal	$ 5,383	$ 79,953	$ 92,090
State	6,491	12,134	11,508
Foreign	24,087	18,610	11,208
Total current expense	35,961	110,697	114,806
Deferred:			
U.S. federal	120,588	17,588	75,168
State	14,544	5,070	10,010
Foreign	(3,884)	(3,032)	(477)
Total deferred expense	131,248	19,626	84,701
Total income tax expense	$ 167,209	$ 130,323	$ 199,507

Deferred activity for fiscal year 2007 was impacted by the impairment of the Department of Education in-process capitalized development costs described in Note 22. Deferred activity for fiscal year 2008 was impacted by a cumulative adjustment in recognizing a particular type of unbilled revenue pursuant to an IRS approved change in tax methodology, and accelerated depreciation enacted in the economic stimulus package.

Deferred tax assets (liabilities) consist of the following (in thousands):

	As of June 30,	
	2008	2007
Deferred tax assets:		
Accrued expenses not yet deductible for tax purposes	$ 40,661	$ 39,815
Unearned revenue	32,015	36,266
Tax credits and loss carryforwards	58,585	56,677
Stock-based compensation	29,017	25,529
Divestiture-related accruals	430	4,617
Forward agreements	8,797	2,124
Other	12,424	-
Subtotal	181,929	165,028
Deferred tax assets valuation allowance	(20,185)	(17,184)
Total deferred tax assets	161,744	147,844
Deferred tax liabilities:		
Goodwill amortization	(381,944)	(334,065)
Depreciation and amortization	(147,118)	(123,722)
Unbilled revenue	(103,087)	(41,634)
Prepaid and receivables	(23,448)	(27,403)
Other	-	(3,003)
Total deferred tax liabilities	(655,597)	(529,827)
Net deferred tax liabilities	$ (493,853)	$ (381,983)

At June 30, 2008, we had available unused domestic net operating loss carryforwards ("NOLs"), net of Internal Revenue Code Section 382 limitations, of approximately $82.3 million which will expire over various periods from 2010 through 2024. We also had foreign NOLs of approximately $14.4 million, of which a significant amount have indefinite lives. A valuation allowance of $20.2 million and $17.2 million was recorded at June 30, 2008 and June 30, 2007, respectively, against deferred tax assets associated with net operating losses and tax credit carryforwards for which realization of any future benefit is uncertain due to taxable income limitations. We routinely evaluate all deferred tax assets to determine the likelihood of their realization.

The depreciation and amortization related deferred tax liabilities changed during the years ended June 30, 2008 and 2007 predominantly due to current tax deductions for acquired intangibles and depreciation. Generally, since the adoption of SFAS No. 142, "Goodwill and Other Intangibles," eliminates the book goodwill amortization, the difference between the cumulative book and tax bases of goodwill will continue to increase as current tax deductions are realized. As of June 30, 2008 and June 30, 2007, the amount of deductible goodwill was approximately $2.2 billion and $2.1 billion, respectively. The unbilled revenue related deferred tax liability changed during fiscal year 2008 predominantly related to a cumulative adjustment in recognizing a particular type of unbilled revenue pursuant to an IRS approved change in tax methodology.

Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows (in thousands):

	Fiscal year ended June 30,		
	2008	2007	2006
Statutory U.S. federal income tax	$ 173,677	$ 134,194	$ 195,410
State income taxes, net	12,471	12,188	13,505
Section 162(m) disallowance	(5,128)	(4,610)	-
Net reversal of tax reserves, penalties and interest	(8,513)	-	-
Foreign benefits	(5,934)	(6,287)	(5,259)
Other	636	(5,162)	(4,149)
Total income tax expense	$ 167,209	$ 130,323	$ 199,507

The Section 162(m) disallowance is predominantly related to activity described in Note 20, net of current year activity.

The effective tax rate for fiscal years 2008, 2007 and 2006 were 33.7%, 34%, and 35.7%, respectively.

Effective July 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. As a result of the implementation of FIN 48, we recognized an $11 million (net of tax benefit) increase in the reserves for uncertain tax positions, of which $8.8 million (net of tax benefit) was attributable to the accrual of interest and penalties. These amounts were recognized as a decrease to retained earnings of $9.9 million, an increase to deferred tax assets of $1 million and an increase to income taxes receivable of $0.1 million. Following our adoption of FIN 48, the gross balance of unrecognized tax benefits was $54.5 million at July 1, 2007, which excludes $9 million of offsetting tax benefits, primarily from international tax treaties which provide for potential relief from double taxation. The net unrecognized tax benefits of $45.5 million as of July 1, 2007 include $41.5 million that, if recognized, would benefit our effective income tax rate. As of June 30, 2008, we had gross unrecognized tax benefits totaling $34.3 million, which excludes $9 million of offsetting tax benefits, including a release to additional paid-in capital in fiscal year 2008 in the amount of $4.5 million due to settlements with taxing authorities. The net unrecognized tax benefits as of June 30, 2008 are $25.3 million that, if recognized, would benefit our effective income tax rate.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Balance at July 1, 2007	$	54,531
Gross increases on tax positions in prior period		575
Gross decreases on tax positions in prior period		(6,930)
Gross increases on tax positions in current period		1,604
Decreases due to lapse of statute of limitations		-
Settlements		(15,456)
Balance at June 30, 2008	$	34,324

We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the year ended June 30, 2008, we reduced income tax expense by $4.3 million due to net interest and penalty activity. Accrued interest and penalties related to unrecognized tax benefits were approximately $8.8 million (net of tax benefit) as of July 1, 2007, and $4.5 million (net of tax benefit) as of June 30, 2008, which reflects a reduction due to the application of IRS refunds to the FIN 48 liability. We do not anticipate a significant change to the total amount of these unrecognized tax benefits within the next 12 months.

We file income tax returns in various jurisdictions in which we operate, including U.S. federal, U.S. state and numerous foreign jurisdictions. We are currently subject to U.S. federal income tax examinations for fiscal years 2000 and after, are in appeals for fiscal years 2000 through 2003 and are currently under examination for fiscal year 2004. In addition, we are subject to income tax examinations in various foreign jurisdictions for fiscal years 2001 and after.

Cumulative undistributed earnings of non-U.S. subsidiaries for which U.S. taxes have not been provided are included in consolidated retained earnings in the amount of approximately $174.7 million, $118.6 million and $70.9 million as of June 30, 2008, 2007, and 2006, respectively. These earnings are intended to be permanently reinvested outside the U.S. If future events necessitate that these earnings should be repatriated to the U.S., an additional tax provision and related liability may be required. If such earnings were distributed, U.S. income taxes would be partially reduced by available credits for taxes paid to the jurisdictions in which the income was earned.

Federal, state and foreign income tax payments, net of refunds, during the years ended June 30, 2008, 2007, and 2006 were approximately $47.5 million, $106.7 million, and $102.2 million, respectively.

15. OTHER LONG-TERM LIABILITIES

The following summarizes other long-term liabilities at June 30, 2008 and 2007 (in thousands):

	As of June 30,	
	2008	2007
Deferred compensation, pension and other post-retirement obligations	$ 125,270	$ 97,974
Unearned revenue	104,732	89,759
Income taxes payable and estimated penalties and interest on Section 162(m) underpayment deficiencies (Please see Note 20)	-	3,201
FIN 48 tax reserves (Please see Note 14)	42,710	-
Other	33,797	44,618
Total	$ 306,509	$ 235,552

16. EQUITY

Our Class A common stock trades publicly on the New York Stock Exchange (symbol "ACS") and is entitled to one vote per share. Our Class B common stock is entitled to ten votes per share. Class B common stock is convertible, at the holder's option, into Class A common stock, but until converted carry significant transfer restrictions.

Share Repurchase Programs

In November 2007, our Board of Directors endorsed a new $1 billion share repurchase program and authorized the purchase of up to $200 million of our Class A common stock under this program. The program, which is open ended, allows us to repurchase our shares on the open market, from time to time, in accordance with the requirements of the SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases will be based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. During fiscal year 2008, we repurchased approximately 4.5 million shares at an average cost of approximately $44.18 per share (approximately $200 million), all of which have been retired. The purchase of these shares was funded with cash on hand.

In June and August 2006, our Board of Directors authorized two share repurchase programs of up to $1 billion each of our Class A common stock. The programs, which are open ended, allow us to repurchase our shares on the open market, from time to time, in accordance with the requirements of the SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares to be purchased and the timing of purchases will be based on the level of cash and debt balances, general business conditions, and other factors, including alternative investment opportunities. As of June 30, 2007, we had repurchased approximately 19.9 million shares under the June 2006 authorization at an average cost of approximately $50.30 per share (approximately $1 billion) all of which have been retired. We have not made any repurchases nor do we contemplate making any repurchases under the August 2006 share repurchase program.

Prior to the Tender Offer (defined below), our Board of Directors authorized three share repurchase programs totaling $1.75 billion of our Class A common stock. On September 2, 2003, we announced that our Board of Directors authorized a share repurchase program of up to $500 million of our Class A common stock; on April 29, 2004, we announced that our Board of Directors authorized a new, incremental share repurchase program of up to $750 million of our Class A common stock, and on October 20, 2005, we announced that our Board of Directors authorized an incremental share repurchase program of up to $500 million of our Class A common stock. These share repurchase plans were terminated on January 25, 2006 by our Board of Directors in contemplation of our Tender Offer, which was announced January 26, 2006 and expired March 17, 2006. The programs, which were open-ended, allowed us to repurchase our shares on the open market from time to time in accordance with SEC rules and regulations, including shares that could be purchased pursuant to SEC Rule 10b5-1. The number of shares purchased and the timing of purchases was based on the level of cash and debt balances, general business conditions and other factors, including alternative investment opportunities, and purchases under these plans were funded from various sources, including, but not limited to, cash on hand, cash flow from operations, and borrowings under our credit facilities. Under these share repurchase programs, we had repurchased approximately 2.2 million and 4.9 million shares, respectively, at a total cost of approximately $115.8 million and $250.8 million during fiscal years 2006 and 2005, respectively. We reissued approximately 0.3 million and 0.6 million shares, respectively, for proceeds of approximately $17.9 million and

$28.5 million, respectively, to fund contributions to our employee stock purchase plan and 401(k) plan during fiscal years 2006 and 2005, respectively. In fiscal year 2007, we reissued approximately 57,000 treasury shares for proceeds totaling approximately $2.8 million to fund contributions to our employee stock purchase plan.

Tender Offer
On January 26, 2006, we announced that our Board of Directors authorized a modified "Dutch Auction" tender offer to purchase up to 55.5 million shares of our Class A common stock at a price per share not less than $56 and not greater than $63 (the "Tender Offer"). The Tender Offer commenced on February 9, 2006, and expired on March 17, 2006 (as extended), and was funded with proceeds from the Term Loan Facility. Our directors and executive officers, including our Chairman, Darwin Deason, did not tender shares pursuant to the Tender Offer. The number of shares purchased in the Tender Offer was 7,365,110 shares of Class A common stock at an average price of $63 per share plus transaction costs, for an aggregate purchase amount of $475.9 million. All of the shares purchased in the Tender Offer were retired as of June 30, 2006.

Stock Option Repricing
As discussed in Note 20, on June 18, 2007, we initiated a tender offer to amend certain options to purchase an aggregate of 1,703,650 shares (as amended) of our Class A common stock. The tender offer expired on July 17, 2007. Pursuant to the offer, we accepted for amendment options to purchase 1,696,650 shares of our Class A common stock, which represented 99.6% of the shares of our Class A common stock subject to all Eligible Options. We paid cash payments in the aggregate amount of $4 million in accordance with the terms of the tender offer in fiscal year 2008 from cash flows from operating activities. Of the $4 million cash payment, approximately $1.3 million was expensed and the balance was charged to additional paid-in capital in fiscal year 2008.

In July 2007, we notified former employees with vested, unexercised and outstanding options which had exercise prices per share that were less, or may have been less, than the fair market value per share of ACS on the revised measurement dates for such options, as determined by us for accounting and tax purposes, that we will pay them the additional 20% income tax imposed by Section 409A based on the excess, if any, of the fair market value of our Class A common stock (up to $62 per share or up to $1.9 million in the aggregate) on the date a triggering event occurs or condition exists that under Section 409A results in the excess being recognized and reported as income on the former employee's W-2 and the exercise price of the affected option (reduced by any gain that had become subject to tax in a prior year because of an earlier triggering event). We anticipate that these income tax reimbursements will be up to approximately $1.4 million based on the current fair market value of our Class A common stock on the exercise date and will be paid from cash flows from operating activities as the triggering event occurs for each option holder. In fiscal year 2008, we charged approximately $1.4 million to wages and benefits in our Consolidated Statement of Income related to these income tax reimbursements based on the current fair market value of our Class A common stock on June 30, 2008. The estimated liability related to these income tax reimbursements will be adjusted to reflect changes in the current fair market value of our Class A common stock each quarter until the options are exercised.

Voting Rights of Our Chairman
In connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the "Voting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the Tender Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the Tender Offer. Mr. Deason agreed that to the extent his voting power immediately after the Tender Offer increased above the percentage amount of his voting power immediately prior to the Tender Offer, Mr. Deason would cause the shares representing such additional voting power (the "Excess Voting Power") to appear, not appear, vote or not vote at any meeting or pursuant to any consent solicitation in the same manner, and in proportion to, the votes or actions of all stockholders including Mr. Deason whose Class A and Class B common shares will, solely for the purpose of proportionality, be counted on a one for one vote basis (even though the Class B common shares have ten votes per share).

As the result of the purchase of approximately 7.4 million shares of Class A common stock in the Tender Offer, Mr. Deason's percentage increase in voting power above the percentage amount of his voting power immediately prior to the Tender Offer was approximately 1.5%.

The Voting Agreement will have no effect on shares representing the approximately 36.7% voting power of the Company held by Mr. Deason prior to the Tender Offer, which Mr. Deason will continue to have the right to vote in his sole discretion, or on any increase in his voting percentage as a result of any share repurchases by the Company. The Voting Agreement also does not apply to any Class A common shares that Mr. Deason may acquire after the Tender Offer through his exercise of stock options, open market purchases or in any future transaction that we may undertake (including any increase in voting power related to any Company share repurchase program). Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to the shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than a majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases to hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B common shares are converted into Class A common shares.

Mr. Deason and a special committee of the Board of Directors, consisting of independent directors, have not reached an agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or not Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreement will remain in effect.

17. EARNINGS PER SHARE

In accordance with SFAS No. 128, "Earnings per Share," the following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Fiscal year ended June 30,		
	2008	2007	2006
Numerator:			
Numerator for earnings per share -			
Net Income	$ 329,010	$ 253,090	$ 358,806
Denominator:			
Weighted average shares outstanding (basic)	98,013	100,181	123,197
Effect of dilutive securities:			
Stock options	980	1,391	1,830
Total potential common shares	980	1,391	1,830
Denominator for earnings per share assuming dilution	98,993	101,572	125,027
Earnings per share (basic)	$ 3.36	$ 2.53	$ 2.91
Earnings per share assuming dilution	$ 3.32	$ 2.49	$ 2.87

Additional dilution from assumed exercises of stock options is dependent upon several factors, including the market price of our common stock. During fiscal year 2008, 2007 and 2006, options to purchase approximately 9.2 million, 6 million and 5.1 million shares of common stock, respectively, were outstanding but were not included in the computation of diluted earnings per share because the average market price of the underlying stock did not exceed the sum of the option exercise price, unrecognized compensation expense and the windfall tax benefit.

The calculation of diluted earnings per share requires us to make certain assumptions related to the use of proceeds that would be received upon the assumed exercise of stock options. These assumed proceeds include the excess tax benefits that we receive upon assumed exercises. We calculate the assumed proceeds from excess tax benefits based on the deferred tax assets actually recorded without consideration of "as if" deferred tax assets calculated under the provisions of SFAS 123(R).

18. COMPREHENSIVE INCOME

SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for reporting and display of comprehensive income and its components in financial statements. The objective of SFAS 130 is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes within a company's equity.

The components of comprehensive income are as follows (in thousands):

	Fiscal year ended June 30,		
	2008	2007	2006
Net income	$ 329,010	$ 253,090	$ 358,806
Other comprehensive income (loss):			
Foreign currency translation adjustment	25,473	16,955	(1,305)
Unrealized gains (losses) on foreign exchange forward agreements (net of income tax of $727, $958 and ($193), respectively)	1,278	693	(316)
Amortization of unrealized loss on forward interest rate agreements (net of income tax of $958, $958 and $956, respectively)	1,586	1,586	1,588
Unrealized gain/(loss) on interest rate swap agreement (net of income tax of $(8,997) and $2,819, respectively)	(15,475)	5,251	-
Unrealized gain on interest rate collar agreements (net of income tax of $779)	1,289	-	-
Amortization of prepaid pension cost (net of income tax of $81)	136	-	-
Change in funded status of pension and other benefit plans (net of income tax of $(4,906))	(11,490)	-	-
Comprehensive income	$ 331,807	$ 277,575	$ 358,773

The following table represents the components of accumulated other comprehensive income, net (in thousands):

	As of June 30,	
	2008	2007
Foreign currency gains (losses)	$ 42,002	$ 16,529
Unrealized gains (losses) on foreign exchange forward agreements (net of income tax of $953 and $226, respectively)	1,655	377
Unrealized loss on forward interest rate agreements (net of income tax of $(4,212) and $(5,170), respectively)	(7,029)	(8,615)
Unrealized gains (losses) on interest rate swap agreement (net of income tax of $(6,178) and $2,819, respectively)	(10,224)	5,251
Unrealized gain on interest rate collar agreements (net of income tax of $779)	1,289	-
Unrecognized prior service costs (net of income tax of $(528) and $(609), respectively)	(933)	(1,069)
Unrealized gains (losses) on funded status of pension and other benefit plans (net of income tax of $(3,259) and $1,588, respectively) (a)	(7,930)	3,443
Total	$ 18,830	$ 15,916

(a) Balances as of June 30, 2008 and 2007 include adjustments to initially apply SFAS 158 of $0.1 million (net of income tax of $59,000) and $2.4 million (net of income tax of $1 million).

19. FINANCIAL INSTRUMENTS

Long-Term Debt

As of June 30, 2008 and 2007, the fair values of our Senior Notes approximated $455.9 million and $459.4 million, respectively, based on quoted market prices.

As of June 30, 2008 and 2007, the fair values of balances outstanding under our Credit Facility approximated the related carrying values.

Interest Rate Hedges

On January 28, 2008, we entered into a zero cost interest rate collar with an interest rate cap of 3.281% and a floor of 2.425%. The notional amount of the collar is $500 million executed in two transactions each having two year terms, $300 million of which expires on January 30, 2010 and $200 million of which expires February 11, 2010. In March 2007, we entered into a five-year amortizing interest rate swap agreement structured so that we pay a fixed interest rate of 4.897%, and receive a floating interest rate equal to the one-month LIBOR rate. At June 30, 2008, the notional amount of the rate swap was $600 million. The interest rate collar and rate swap are designated as a cash flow hedge of forecasted interest payments on up to $1.1 billion of outstanding floating rate debt. The transactions had a fair market value of zero at inception. The unrealized loss on the transactions as of June 30, 2008 of $14.3 million ($8.9 million, net of income tax) is reflected in accumulated other comprehensive income, net and the fair market value of ($14.3 million) is reflected in other long term liabilities. There was no deemed ineffectiveness related to these cash flow hedges. The unrealized gain of $8.1 million ($5.3 million, net of tax) as of June 30, 2007 is reflected in accumulated other comprehensive income, net and the fair market value of $8.1 million is reflected in other assets.

In order to hedge the variability of future interest payments related to our Senior Notes issuance, we entered into forward interest rate agreements in April 2005. The agreements were designated as cash flow hedges of forecasted interest payments in anticipation of the issuance of the Senior Notes. The notional amount of the agreements totaled $500 million and the agreements were terminated in June 2005 upon issuance of the Senior Notes. The settlement of the forward interest rate agreements of $19 million ($12 million, net of income tax) was recorded in accumulated other comprehensive income, net, and is being amortized as an increase in reported interest expense over the term of the Senior Notes, with approximately $2.5 million to be amortized over the next 12 months. We amortized approximately $2.5 million per year to interest expense during each of the fiscal years 2008, 2007 and 2006. The amount of gain or loss related to hedge ineffectiveness was not material.

Foreign Currency Forward Agreements
We utilize derivative financial instruments to manage our exposure to foreign currencies related to our domestic and international operations. We enter into foreign currency forward agreements in order to hedge the exchange rate risk associated with specific forecasted transactions, including payments and receipts from customers and suppliers, and funding of operating expenses of our offshore operations. We designate only those contracts which closely match the terms of the underlying transaction as cash flow hedges for accounting purposes. The forward contracts are assessed for effectiveness at inception and on an ongoing basis. During the fiscal year ended June 30, 2008 and June 30, 2007, there was no deemed ineffectiveness related to cash flow hedges, and no reclassification to earnings due to hedged transactions no longer expected to occur. The contracts will expire at various times over the next three years, with the majority expiring within the next 12 to 18 months. The net gain or loss on the contracts will be recognized in earnings when the contracts are settled.

As of June 30, 2008 and 2007, the notional amount of our cash flow hedges was $42.6 million and $27.9 million, respectively. As of June 30, 2008, the unrealized gain on these foreign exchange forward agreements, reflected in accumulated other comprehensive income was $2.6 million ($1.7 million, net of income tax) and the fair market value of $2.6 million is reflected in other current assets. As of June 30, 2007, the unrealized gain on these foreign exchange forward agreements, reflected in accumulated other comprehensive income, net was $0.6 million ($0.4 million, net of income tax), and the fair market value of $0.6 million is reflected in other current assets.

The table below provides additional information as of June 30, 2008 about our foreign currency forward contracts designated as cash flow hedges (in thousands):

Hedged Transaction	Notional Amount in $US (Functional currency in $US)	Functional Currency		Counter Currency		Weighted Average Contract Rate	Cumulative Unrealized Gain in $US
Receipt of revenue	$ 1,969	EUR	1,246	CAD	1,714	0.727	$ 262
Payment of operating expenses	26,075	USD	26,075	MXN	292,000	11.198	1,694
Receipt of revenue	3,967	CHF	4,038	NOK	20,284	0.199	97
Receipt of revenue	7,433	CHF	7,567	EUR	4,662	1.623	93
Payment for merchandise	3,157	USD	3,157	CHF	3,697	1.171	462
Total	$ 42,601						$ 2,608

As part of the acquisition of the Transport Revenue division of Ascom AG in December 2005, we acquired foreign exchange forward agreements that hedge our French operation's Euro foreign exchange exposure related to its Canadian dollar and U.S. dollar revenues. These agreements do not qualify for hedge accounting under SFAS 133. In addition, we have entered into certain other foreign currency contracts not designated as hedges for accounting purposes, although management believes they are essential economic hedges. We recorded income on non-qualified hedging instruments of approximately $4.2 million ($2.8 million, net of income tax) for the year ended June 30, 2008 in other non-operating income, net in our Consolidated Statements of Income. The gain on hedging instruments was not material for the year ended June 30, 2007. As of June 30, 2008 and June 30, 2007, the notional amount of these agreements were $21.5 million and $33.9 million, respectively, and will expire at various times over the next 36 months, with the majority expiring within the next 6 to 12 months. A liability was recorded for the related fair value of approximately ($.6 million) and $(4.3 million) as of June 30, 2008 and June 30, 2007, respectively.

Investments
As of June 30, 2008 and 2007, as part of our deferred compensation plan, we held investments in insurance policies with a fair market value of $54.9 million and $51.3 million, respectively and mutual funds with a fair market value of $28 million and $28.9 million, respectively. Please see Note 13 for more information on the deferred compensation plans. We recorded (losses) gains on these investments of ($5.4 million), $9.6 million and $3.2 million for fiscal years 2008, 2007 and 2006, respectively.

In fiscal year 2006, we purchased approximately $17.3 million of U.S. Treasury Notes in conjunction with a contract in our Government segment, and pledged them in accordance with the terms of the contract to secure our performance. The U.S. Treasury Notes are accounted for as held to maturity pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are reflected in other assets in our Consolidated Balance Sheet at June 30, 2008.

20. COMMITMENTS AND CONTINGENCIES

We have various non-cancelable operating lease agreements for information technology equipment, software and facilities. Our facilities leases have varying terms through 2018. We have various contractual commitments to lease hardware and software and for the purchase of maintenance on such leased assets with varying terms through fiscal year 2013. Lease expense for information technology equipment, software and facilities was approximately $424.7 million, $374.2 million and $339.6 million for the years ended June 30, 2008, 2007 and 2006, respectively. A summary of these commitments at June 30, 2008 is as follows (in thousands):

Fiscal year ending June 30,		
2009	$	340,334
2010		291,290
2011		244,443
2012		126,426
2013		40,976
Thereafter		56,900
	$	1,100,369

We have various contractual agreements to purchase telecommunications services. These agreements provide for minimum annual spending commitments, and have varying terms through fiscal year 2011. We estimate future payments related to these agreements will be $16.9 million, $17.2 million, and $13.9 million in fiscal years 2009, 2010, and 2011, respectively.

In June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by our former Chief Executive Officer, Jeffrey A. Rich. The agreement is for two years during which time we will pay a total of $0.5 million for services. We paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich.

Regulatory Agency Investigations Relating to Stock Option Grant Practices
On March 3, 2006, we received notice from the SEC that it was conducting an investigation into certain stock option grants made by us from October 1998 through March 2005. On June 7, 2006 and on June 16, 2006, we received requests from the SEC for information on all of our stock option grants since 1994. We have been providing supplemental information to the SEC on a voluntary basis following the initial SEC requests. The SEC issued its formal order of investigation in August 2006.

On May 17, 2006, we received a grand jury subpoena from the United States District Court, Southern District of New York, requesting production of documents related to granting of our stock option grants. We have responded to the grand jury subpoena and have produced documents to the United States Attorney's Office in connection with the grand jury proceeding. We have informed the SEC and the United States Attorney's Office for the Southern District of New York of the results of our internal investigation into our stock option grant practices (discussed below) and will continue to cooperate with these governmental entities and their investigations.

We initiated an internal investigation of our stock option grant practices in response to the pending informal investigation by the SEC and a subpoena from a grand jury in the Southern District of New York. The investigation reviewed our historical stock option grant practices during the period from 1994 through 2005, including all 73 stock option grants made by us during this period, and the related disclosure in our Form 10-Q for the quarter ended March 31, 2006, filed May 15, 2006 (the "May 2006 Form 10-Q"). The results of our internal investigation are fully disclosed in our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2006.

Subsequent to the delivery of the results of the investigation, we, with the approval of our Audit Committee, determined that the cumulative non-cash stock-based compensation expense adjustment and related income tax effects were material. Our decision to restate our financial statements was based on the facts obtained by management and a special committee comprised of all of the then independent members of the Board of Directors, which oversaw the internal investigation. We determined that the cumulative, pre-tax, non-cash stock-based compensation expense resulting from revised measurement dates was approximately $51.2 million during the period from our initial public offering in 1994 through June 30, 2006. The corrections relate to options covering approximately 19.4 million shares. Previously reported total revenues were not impacted by our restatement. The impact of the restatement on each year of our previously issued financial statements is more fully disclosed in our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2006.

Related income tax effects included deferred income tax benefits on the compensation expense, and additional income tax liabilities and estimated penalties and interest related to the application of Internal Revenue Code Section 162(m) and related Treasury Regulations ("Section 162(m)") to stock-based executive compensation previously deducted, that was no longer deductible as a result of revised measurement dates of certain stock option grants. We also included in our restatements additional income tax liabilities and estimated penalties and interest, with adjustments to additional paid-in capital and income tax expense, related to certain cash and stock-based executive compensation deductions previously taken under Section 162(m), which we believed may be non-deductible as a result of information that has been obtained by us in connection with our internal investigation, due to factors unrelated to revised measurement dates. During the third quarter of fiscal year 2007, we paid approximately $35 million of estimated income taxes, penalties and interest related to Section 162(m) issues. This payment is reflected in cash flows from operating activities at June 30, 2007. During fiscal year 2008, we resolved Section 162(m) executive compensation issues for fiscal years 2001 through 2003 with the Internal Revenue Service and used the same resolution criteria to adjust the liabilities for fiscal years 2004 and 2005, resulting in a revised liability of $26.9 million of income tax, interest and penalties. During fiscal year 2008, $5.9 million was released to income tax expense and $0.5 million was credited to additional paid-in capital. At this time, we cannot predict when these Section 162(m) issues will be resolved for fiscal years 2004 and 2005.

In December 2006, we amended the exercise price of outstanding stock options of certain current executive officers, other executive officers and former executive officers in order to re-price all or a portion of the respective option grant to the revised measurement date to avoid adverse tax consequences to individual option holders under Section 409A of the Internal Revenue Code. We paid cash payments in the aggregate amount of $2.4 million in accordance with the terms of the amendment in fiscal year 2008 from cash flows from operating activities. Of the $2.4 million cash payment, approximately $0.5 million was charged to wages and benefits in our Consolidated Statement of Income in fiscal year 2007, and the balance was charged to additional paid-in capital in our Consolidated Balance Sheet.

On June 18, 2007, we initiated a tender offer to amend certain options (the "Eligible Options") to purchase an aggregate of 1,703,650 shares (as amended) of our Class A common stock in order to re-price all or a portion of the respective option grant to the revised measurement date to avoid adverse tax consequences to individual option holders under Section 409A of the Internal Revenue Code. The Eligible Options included options that (i) were granted under our 1997 Stock Incentive Plan, as amended; (ii) had exercise prices per share that were less, or may have been less, than the fair market value per share of our common stock on the revised measurement dates for such options, as determined by us for accounting and tax purposes; (iii) were unexercised and unvested, either in whole or in part, as of January 1, 2005; (iv) were outstanding as of the expiration time of this tender offer; and (v) were held by individuals who (x) were employed by the Company through the expiration time of this tender offer (other than any executive officer or director) and (y) are subject to income taxation in the United States. Eligible participants could elect to (i) amend Eligible Options to increase the exercise price per share to the fair market value of the Company's Class A common stock on the respective option's measurement date or (ii) receive a cash payment equal to the difference between the new exercise price per share of each amended option and the original exercise price per share of such amended option, multiplied by the number of unexercised shares of the Company's Class A common stock subject to such amended option.

The tender offer expired on July 17, 2007. Pursuant to the offer, we accepted for amendment options to purchase 1,696,650 shares of our Class A common stock, which represented 99.6% of the shares of our Class A common stock subject to all Eligible Options. We paid cash payments in the aggregate amount of $4 million in accordance with the terms of the tender offer in the third quarter of fiscal year 2008 from cash flow from operating activities. During fiscal year 2008, we charged approximately $1.3 million to wages and benefits in our Consolidated Statement of Income and charged the balance of the estimated cash payments to additional paid-in capital in our Consolidated Balance Sheet.

In July 2007, we notified certain former employees with vested, unexercised and outstanding options which had exercise prices per share that were less, or may have been less, than the fair market value per share of ACS Class A common stock on the revised measurement dates for such options, as determined by us for accounting and tax purposes, that we will pay them the additional 20% income tax imposed by Section 409A based on the excess, if any, of the fair market value of our Class A common stock (up to $62 per share or up to $1.9 million in the aggregate) on the date a triggering event occurs or condition exists that under Section 409A results in the excess being recognized and reported as income on the former employee's W-2 and the exercise price of the affected option (reduced by any gain that had become subject to tax in a prior year because of an earlier triggering event). As of June 30, 2008, we anticipate that these income tax reimbursements will be up to approximately $1.4 million based on the current fair market value of our Class A common stock on the exercise date and will be paid from cash flows from operating activities as the triggering event occurs for each option holder. During fiscal year 2008, we charged approximately $1.4 million to wages and benefits in our Consolidated Statement of Income related to these income tax reimbursements based on the current fair market value of our Class A common stock as of June 30, 2008. The estimated liability related to these income tax reimbursements will be adjusted to reflect changes in the current fair market value of our Class A common stock each quarter until the options are exercised.

In the first quarter of fiscal year 2008, we amended the exercise price of outstanding stock options of certain current executive officers in order to re-price all or a portion of the respective option grants to the revised measurement date to avoid adverse tax consequences to individual option holders under Section 409A of the Internal Revenue Code. We paid cash payments in the aggregate amount of $0.3 million in accordance with the terms of the amendment in fiscal year 2008 from cash flows from operating activities. Of the $0.3 million cash payment, approximately $43,000 was charged to wages and benefits in our Consolidated Statement of Income in the first quarter of fiscal year 2008, and the balance was charged to additional paid-in capital in our Consolidated Balance Sheet.

Lawsuits Related to Stock Option Grant Practices
Several derivative lawsuits have been filed in connection with our stock option grant practices, generally alleging claims related to breach of fiduciary duty and unjust enrichment by certain of our directors and senior executives. Those cases have been consolidated into three venues as follows:

Dallas County Texas State District Court

- Merl Huntsinger, Derivatively on Behalf of Nominal Defendant Affiliated Computer Services, Inc., Plaintiff, v. Darwin Deason, Mark A. King, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill, Jeffrey A. Rich and Frank A. Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 06-03403 in the District Court of Dallas County, Texas, 193rd Judicial District filed on April 7, 2006.

- Robert P. Oury, Derivatively on Behalf of Nominal Defendant Affiliated Computer Services, Inc., Plaintiff, v. Darwin Deason, Mark A. King, J. Livingston Kosberg, Dennis McCuistion, Joseph P. O'Neill, Jeffrey A. Rich and Frank A. Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 06-03872 in the District Court of Dallas County, Texas, 193rd Judicial District filed on April 21, 2006.

- Anchorage Police & Fire Retirement System, derivatively on behalf of nominal defendant Affiliated Computer Services Inc., Plaintiff v. Jeffrey Rich; Darwin Deason; Mark King; Joseph O'Neill; Frank Rossi; Dennis McCuistion; J. Livingston Kosberg; Gerald Ford; Clifford Kendall; David Black; Henry Hortenstine; Peter Bracken; William Deckelman; and Affiliated Computer Services Inc. Cause No. 06-5265-A in the District Court of Dallas County, Texas, 14th Judicial District filed on June 2, 2006.

The Huntsinger, Oury, and Anchorage lawsuits were consolidated into one case on June 5, 2006, under the caption In Re Affiliated Computer Services, Inc. Derivative Litigation in the District Court of Dallas County, Texas, 193rd Judicial District (the "Texas State Derivative Action"). Plaintiffs seek to recover damages sustained by the Company, equitable relief, including disgorgement, and reimbursement for fees and expenses incurred in connection with the suits, including attorney's fees. On March 26, 2007, plaintiffs filed a Third Amended Consolidated Complaint in which the plaintiffs alleged certain of the defendants breached their fiduciary duties in evaluating the buyout offer from Cerberus and any other offers (see further discussion below in "Litigation Arising from Buy-out Offer"). Defendant Jeff Rich has filed a motion for summary judgment on the basis of his purported release that has not been heard yet by the court. Additionally, the individual defendants filed a motion for partial summary judgment on the basis that plaintiffs lack standing concerning certain option grants that has not yet been heard by the court. On June 5, 2008, the parties filed a Stipulation to Stay Proceedings, ceasing all case activity for 60 days and we have subsequently filed an agreed motion to extend the stay. There is no pending trial date at this time.

Court of Chancery for the State of Delaware

- Jan Brandin, in the Right of and for the Benefit of Affiliated Computer Services, Inc., Plaintiff, v. Darwin Deason, Jeffrey A. Rich, Mark A. King, Joseph O'Neill and Frank Rossi, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Civil Action No. 2123-VCL, pending before the Court of Chancery of the State of Delaware in and for New Castle County, filed on May 2, 2006.

On August 15, 2006, plaintiff filed a First Amended Complaint in the Brandin lawsuit. The First Amended Complaint added Lynn R. Blodgett, David W. Black, Henry Hortenstine, Peter A. Bracken, William L. Deckelman, Jr., Warren Edwards, John M. Brophy, John Rexford, Dennis McCuistion, J. Livingston Kosberg and Clifford M. Kendall. On April 5, 2007, plaintiff Brandin filed a Motion for Summary Judgment against Darwin Deason, Jeffrey Rich and Mark King. Each of the parties has filed their respective briefs and a hearing on the Motion for Summary Judgment was held on February 5, 2008. In addition, on October 16, 2007, each of the individual defendants filed a Motion for Partial Dismissal, based on plaintiff's lack of standing to challenge most of the stock option grants at issue. On June 3, 2008, an Unopposed Motion to Stay Pending SLC Determination was filed, which automatically granted a 60 day stay in this matter with a later court order extending the stay for an additional 30 days. There is no pending trial date at this time.

United States District Court for the Northern District of Texas

- Alaska Electrical Fund, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey Rich; Joseph O'Neill; Frank A. Rossi; Darwin Deason; Mark King; Lynn Blodgett; J. Livingston Kosberg; Dennis McCuistion; Warren Edwards; John Rexford and John M. Brophy, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 3-06CV1110-M, in the United States District Court for the Northern District of Texas, Dallas Division, filed on June 22, 2006.

- Bennett Ray Lunceford and Ann M. Lunceford, derivatively on behalf of Affiliated Computer Services Inc. v. Jeffrey Rich; Joseph O'Neill; Frank A. Rossi; Darwin Deason; Mark King; Lynn Blodgett; J. Livingston Kosberg; Dennis McCuistion; Warren Edwards; John Rexford and John M. Brophy, Defendants, and Affiliated Computer Services, Inc., Nominal Defendant, Cause No. 3-06CV1212-M, filed on July 7, 2006, in the United States District Court for the Northern District of Texas, Dallas Division.

The Alaska Electrical and Lunceford cases were consolidated into one case on August 1, 2006, under the caption In Re Affiliated Computer Services Federal Derivative Litigation, in the United States District Court for the Northern District of Texas, Master File No. 3:06-CV-1110-M (the "Texas Federal Derivative Action"). On April 6, 2007, the plaintiffs filed an Amended Verified Consolidated Shareholder Derivative Complaint ("Amended Complaint"), adding causes of action related to the announced buy-out transaction, and adding as defendants Clifford Kendall, David Black, Henry Hortenstine, Peter A. Bracken, William Deckelman, Jr., PricewaterhouseCoopers LLP, and Cerberus Capital Management, L.P. Plaintiffs seek equitable relief and recovery of unspecified monetary damages sustained by the Company. On June 4, 2007, ACS and the individual defendants filed a motion to dismiss the Amended Complaint, including the grounds that the buy-out claims were not yet ripe for adjudication. Plaintiffs voluntarily dismissed David Black, PricewaterhouseCoopers LLP and Cerberus Capital Management, L.P.

On December 17, 2007, after a hearing on August 1, 2007, the judge dismissed all buy-out related causes of action, dismissed the section 16(b) claims against defendants Jeff Rich and Mark King without prejudice, and dismissed the section 10(b) causes of action against defendants Lynn Blodgett, John Rexford, and John Brophy with prejudice. The judge determined that the section 10(b) and 14(a) claims against other individual defendants were insufficiently pled, and granted plaintiffs leave to amend their complaint to state these claims with sufficient particularity.

On February 1, 2008, plaintiffs filed their Second Amended Derivative Complaint. Defendants have filed motions to dismiss this complaint and have filed a motion to strike the complaint for failing to comply with the parameters of the December 17, 2007 order permitting plaintiffs to file an amended complaint. All briefing on the motion to dismiss and the motion to strike is complete and is under consideration by the court.

On May 23, 2008, plaintiffs filed a Motion Seeking an Order re Defendants' Efforts to Compromise the Claims. The motion seeks an injunction against settlement of either the Delaware or Texas derivative matters. On May 30, 2008, we filed a Motion to Stay Pending SLC Determination. The judge set this matter on an expedited briefing schedule, which concluded on June 16, 2008. The briefing on Plaintiffs' Motion Seeking an Order re Defendants' Efforts to Compromise the Claims and our Motion to Stay Pending SLC Determination is before the court.

United States District Court of Texas for the Northern District of Texas
Based on the same set of facts as alleged in the above cases, two lawsuits were filed under the Employee Retirement Income Security Act ("ERISA") alleging breach of ERISA fiduciary duties by the directors and officers as well as the ACS Benefits Administrative Committee, in connection with the retention of ACS' Class A common stock as an investment option in the ACS Savings Plan, and by causing the ACS Savings Plan to invest in ACS' Class A common stock in light of the alleged stock option issues, as follows:

- Terri Simeon, on behalf of Herself and All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., Darwin Deason, Mark A. King, Lynn R. Blodgett, Jeffrey A. Rich, Joseph O'Neill, Frank Rossi, J. Livingston Kosberg, Dennis McCuistion, The Retirement Committee of the ACS Savings Plan, and John Does 1-30, Civil Action No. 306-CV-1592P, in the United States District Court for the Northern District of Texas, Dallas Division, filed August 31, 2006.

- Kyle Burke, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. Affiliated Computer Services, Inc., the ACS Administrative Committee, Lora Villarreal, Kellar Nevill, Gladys Mitchell, Meg Cino, Mike Miller, John Crysler, Van Johnson, Scott Bell, Anne Meli, David Lotocki, Randall Booth, Pam Trutna, Brett Jakovac, Jeffrey A. Rich, Mark A. King, Darwin Deason, Joseph P. O'Neill and J. Livingston Kosberg, Case No. 306-CV-02379-M, United States District Court for the Northern District of Texas, Dallas Division, filed on September 15, 2006.

On February 12, 2007, the Simeon case and the Burke case were consolidated into one case, under the caption, In re Affiliated Computer Systems [sic] ERISA Litigation, Master File No. 3:06-CV-1592-M. On December 20, 2007, an Order Preliminarily Approving Settlement was entered in the In re Affiliated Computer Systems [sic] ERISA Litigation consolidated case. Principally, the settlement provides for a payment to the plaintiffs and the ACS Savings Plan of a total of $1.5 million, which includes attorney fees, and is subject to final approval of the court at a hearing to be held on October 23, 2008. We recorded a charge of $1.5 million ($1 million, net of income tax) in other operating expense in our Consolidated Statements of Income during the second quarter of fiscal year 2008.

All of the lawsuits related to stock option grant practices described above are being vigorously defended. We continue to believe that we have a meritorious defense to all or a substantial portion of the plaintiffs' claims, and accordingly, have not accrued any amount on our balance sheet related to the lawsuits. However, it is not possible at this time to reasonably estimate the possible loss or range of loss, if any, should an unfavorable outcome occur for the matters noted above.

Litigation Arising from Buy-Out Offer
Several lawsuits have been filed in connection with the announced buyout transaction, generally alleging claims related to breach of fiduciary duty, and seeking class action status. The plaintiffs in each case purport to be ACS stockholders bringing a class action on behalf of all of our public stockholders. Each plaintiff alleges that the proposal ("Proposal") presented to us by Darwin Deason and Cerberus on March 20, 2007, to acquire our outstanding stock, was unfair to shareholders, because the consideration offered in the Proposal is alleged to be inadequate and to have resulted from an unfair process.

In the Delaware Chancery Court, six cases were filed, as follows:

- Momentum Partners v. Darwin Deason, Lynn R. Blodgett, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Robert B. Holland, Dennis McCuistion, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2814-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on March 20, 2007.

- Mark Levy v. Darwin Deason, Lynn Blodgett, John Rexford, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2816-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on March 21, 2007.

- St. Clair Shores Police and Fire Retirement System v. Darwin Deason, Lynn Blodgett, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Robert B. Holland, Cerberus Capital Management, L.P., Citigroup Global Markets Inc., and Affiliated Computer Services, Inc., Civil Action No. 2821-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on March 22, 2007.

- Louisiana Municipal Police Employees' Retirement System v. Darwin Deason, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Robert B. Holland, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2839-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on March 26, 2007.

- Edward R. Koller v. Darwin Deason, Frank A. Rossi, J. Livingston Kosberg, Robert B. Holland, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2908-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on April 20, 2007.

- Suzanne Sweeney Living Trust v. Darwin Deason, Lynn R. Blodgett, John H. Rexford, Joseph P. O'Neill, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Robert B. Holland, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Civil Action No. 2915-VCL, in the Court of Chancery of the State of Delaware in and for New Castle County, filed on April 24, 2007.

On May 4, 2007, each of the six Delaware buy-out cases was consolidated into one case, pending in the Delaware Chancery Court, entitled In Re Affiliated Computer Services, Inc. Shareholder Litigation, Civil Action No. 2821-VCL. On October 30, 2007, Cerberus withdrew its offer to acquire ACS. On November 2, 2007, a Consolidated Amended Class Action and Derivative Complaint was filed by the plaintiffs, adding allegations of breach of fiduciary duties related to the events surrounding the resignation of the outside directors. Plaintiffs seek equitable relief and recovery of unspecified monetary damages sustained by the Company. On April 8, 2008, a Verified Consolidated Second Amended Class and Derivative Action Complaint was filed alleging class and derivative claims of breach of fiduciary duty against all individual defendants and class and derivative for aiding and abetting against Cerberus and Citigroup. On May 23, 2008, all defendants, including ACS, filed their respective motions to dismiss. All briefing on the motions to dismiss is complete and will be heard on October 22, 2008.

In the District Court of Dallas County, Texas, two stand-alone buy-out cases were filed, as follows:

- Steamship Trade Association/International Longshoreman's Association Pension Fund v Affiliated Computer Services, Inc., Darwin Deason, Lynn Blodgett, John Rexford, Joseph P. O'Neill, Gerardo I. Lopez, Frank A. Rossi, J. Livingston Kosberg, Dennis McCuistion, Robert B. Holland, and Cereberus [sic] Capital Management, L.P., Cause No. 07-02691 in the District Court of Dallas County, Texas, 44th Judicial District, filed on March 22, 2007.

- The City of Birmingham, Alabama Retirement and Relief System v. Darwin Deason, Robert B. Holland, III, J. Livingston Kosberg, Frank A. Rossi, Joseph P. O'Neill, Lynn R. Blodgett, John H. Rexford, Dennis McCuistion, Affiliated Computer Services, Inc., and Cerberus Capital Management, L.P., Cause No. 07-02768 in the District Court of Dallas, Texas, 160th Judicial District, filed on March 28, 2007.

In addition, in the Texas State Court Consolidated stock option derivative case, on March 26, 2007, plaintiffs filed a Third Amended Consolidated Complaint, adding causes of action related to the announced buy-out transaction as well. On May 1, 2007, ACS and the individual defendants filed a Special Exceptions Motion, on the grounds that plaintiffs' buy-out claims were not yet ripe for adjudication, i.e., no claim related to the Proposal can properly be the subject of litigation, because the Proposal has not been accepted or recommended by either the Company or by the Special Committee formed to evaluate the Proposal and strategic alternatives to the Proposal, and that plaintiffs cannot bring both direct and derivative claims in a single lawsuit. The Third Amended Petition also alleges breach of fiduciary duty premised upon an allegation that our assets and information were misappropriated by Mr. Deason and Cerberus in order to facilitate their preparation of the Proposal, and that the Proposal represents an attempt to extinguish the derivative claims related to stock option practices by eliminating the standing of the plaintiff stockholders to pursue those claims. The Third Amended Petition also suggests that the consideration offered to stockholders in the Proposal is inadequate and seeks to enjoin consummation of the Proposal. Plaintiffs seek equitable relief and recovery of unspecified monetary damages sustained by the Company.

Also, on March 29, 2007, the two stand-alone buy-out cases pending in the District Court of Dallas County, Texas were consolidated into the Texas State Court Consolidated stock option derivative case.

In the Texas Federal Court Consolidated stock option derivative case, on April 5, 2007, the plaintiffs filed an Amended Complaint, adding causes of action related to the announced buy-out transaction as well, and adding as defendants, Clifford Kendall, David Black, Henry Hortenstine, Peter A. Bracken, William Deckelman, Jr., PricewaterhouseCoopers LLP, and Cerberus Capital Management, L.P. Like the Third Amended Petition in the Texas State Court Derivative Action, the Amended Complaint in the Texas Federal Court Derivative Action challenged both the process through which the Proposal was generated, and the substance of the Proposal. On June 4, 2007, ACS and the individual defendants filed a Motion to Dismiss the Amended Complaint, including the grounds that the buy-out claims were not yet ripe for adjudication, i.e., no claim related to the Proposal can properly be the subject of litigation, because the Proposal has not been accepted or recommended by either the Company or by the Special Committee formed to evaluate the Proposal and strategic alternatives to the Proposal. Plaintiffs voluntarily dismissed David Black, PricewaterhouseCoopers LLP and Cerberus Capital Management, L.P. On December 17, 2007, the judge dismissed all buy-out related causes of action, dismissed the section 16(b) claims against defendants Jeff Rich and Mark King and dismissed the section 10(b) causes of action against defendants Lynn Blodgett, John Rexford and John Brophy with prejudice. The judge also determined that the section 10(b) and section 14(a) claims against the other defendants were insufficiently pled, and granted plaintiffs leave to amend their complaint to state these claims with sufficient particularity. Plaintiffs filed their Second Amended Derivative Complaint on February 1, 2008 in response to the December 17, 2007 order. The Second Amended Derivative Complaint does not contain any allegations concerning the buy-out. Defendants have filed motions to dismiss this complaint and have filed a motion to strike the complaint for failing to comply with the parameters of the December 17, 2007 order permitting plaintiffs to file an amended complaint. All briefing on the motion to dismiss and the motion to strike is complete and is under consideration by the court.

On May 23, 2008, Plaintiffs filed a Motion Seeking an Order re Defendants' Efforts to Compromise the Claims. The motion seeks an injunction against settlement of either the Delaware or Texas derivative matters. On May 30, 2008, we filed a Motion to Stay Pending SLC Determination. The judge set this matter on an expedited briefing schedule, which concluded on June 13, 2008. The briefing on Plaintiffs' Motion Seeking an Order re Defendants' Efforts to Compromise the Claims and our Motion to Stay Pending SLC Determination is before the court.

All of the litigation arising from the buy-out offer is being vigorously defended. We continue to believe that we have a meritorious defense to all or a substantial portion of the plaintiffs' claims, and accordingly, have not accrued any amount on our balance sheet related to these lawsuits. However, it is not possible at this time to reasonably estimate the possible loss or range of loss, if any, should an unfavorable outcome occur for the matters noted above.

Declaratory Action with Respect to Alleged Default and Purported Acceleration of our Senior Notes and Amendment, Consent and Waiver for our Credit Facility

Please see Note 12 for a discussion of the Alleged Default and Purported Acceleration of our Senior Notes and waivers, amendments, and consents obtained for our Credit Facility.

Investigation Concerning Procurement Process at Hanscom Air Force Base

One of our subsidiaries, ACS Defense, LLC, and several other government contractors received a grand jury document subpoena issued by the U.S. District Court for the District of Massachusetts in October 2002. The subpoena was issued in connection with an inquiry being conducted by the Antitrust Division of the Department of Justice ("DOJ"). The inquiry concerns certain IDIQ (Indefinite Delivery – Indefinite Quantity) procurements and their related task orders, which occurred in the late 1990s at Hanscom Air Force Base in Massachusetts. In February 2004, we sold the contracts associated with the Hanscom Air Force Base relationship to ManTech International Corporation ("ManTech"); however, we have agreed to indemnify ManTech with respect to this DOJ investigation. The DOJ is continuing its investigation, but we have no information as to when the DOJ will conclude this process. We have cooperated with the DOJ in producing documents in response to the subpoena, and our internal investigation and review of this matter through outside legal counsel will continue through the conclusion of the DOJ investigatory process. We are unable to express an opinion as to the likely outcome of this matter at this time. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any, should an unfavorable outcome occur for the matters noted above.

Investigation Regarding Florida Workforce Contracts

On January 30, 2004, the Florida Agency for Workforce Innovation's ("AWI") Office of Inspector General ("OIG") issued a report that reviewed 13 Florida workforce regions, including Dade and Monroe counties, and noted concerns related to the accuracy of customer case records maintained by our local staff. We had no revenue related to our workforce contracts in the state of Florida in fiscal years 2008 and 2007, as this business was sold during fiscal year 2006. In March 2004, we filed our response to the OIG report. The principal workforce policy organization for the State of Florida, which oversees and monitors the administration of the State's workforce policy and the programs carried out by AWI and the regional workforce boards, is Workforce Florida, Inc. ("WFI"). On May 20, 2004, the Board of Directors of WFI held a public meeting at which the Board of Directors of WFI announced that WFI did not see a systemic problem with our performance of these workforce services and that it considered the issue closed. There were also certain contract billing issues that arose during the course of our performance of our workforce contract in Dade County, Florida, which ended in June 2003. However, during the first quarter of fiscal year 2005, we settled all financial issues with Dade County with respect to our workforce contract with that county and the settlement was fully reflected in our results of operations for the first quarter of fiscal year 2005. We were also advised in February 2004 that the SEC had initiated an informal investigation into the matters covered by the OIG's report, although we have not received any request for information or documents since the middle of calendar year 2004. On March 22, 2004, ACS State and Local Solutions ("ACS SLS") received a grand jury document subpoena issued by the U.S. District Court for the Southern District of Florida. The subpoena was issued in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the U.S. Department of Labor ("DOL") into the subsidiary's workforce contracts in Dade and Monroe counties in Florida, which also expired in June 2003, and which were included in the OIG's report. On August 11, 2005, the South Florida Workforce Board notified us that all deficiencies in our Dade County workforce contract have been appropriately addressed and all findings are considered resolved. On August 25, 2004, ACS SLS received a grand jury document subpoena issued by the U.S. District Court for the Middle District of Florida in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the DOL. The subpoena related to a workforce contract in Pinellas County, Florida, for the period from January 1999 to the contract's expiration in March 2001, which was prior to our acquisition of this business from Lockheed Martin Corporation in August 2001. Further, we settled a civil lawsuit with Pinellas County in December 2003, with respect to claims related to the services rendered to Pinellas County by Lockheed Martin Corporation prior to our acquisition of ACS SLS (those claims having been transferred with ACS SLS as part of the acquisition), and the settlement resulted in Pinellas County paying ACS SLS an additional $600,000. We are continuing to cooperate with the DOJ and DOL in connection with their investigations. At this stage of these investigations, we are unable to express an opinion as to their likely outcome. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. During the second quarter of fiscal year 2006, we completed the divestiture of substantially all of our welfare-to-workforce business. However, we retained the liabilities for this business which arose from activities prior to the date of closing, including the contingent liabilities discussed above.

On January 3, 2003, a Complaint was filed under seal in the United States District Court, Middle District of Florida, Tampa Division, by a former Pinellas County Administrator under the "Qui Tam" provisions of the False Claims Act. On October 23, 2006, the United States filed a notice with the court that it would not intervene in the Complaint. The court then entered an order to unseal the Complaint and we were subsequently served with the Complaint. The allegations in this Complaint arise from the workforce contract in Pinellas County, Florida, that is the subject of the grand jury document subpoena issued by the U.S. District Court for the Middle District of Florida in connection with an inquiry being conducted by the DOJ and the Inspector General's Office of the DOL (as discussed above). The plaintiff is seeking statutory penalties for each violation. We intend to vigorously defend this case. However, it is not possible at this time to reasonably estimate the possible loss or range of loss, if any, should an unfavorable outcome occur for the matters noted above.

Other

Certain contracts, primarily in our Government segment, require us to provide a surety bond or a letter of credit as a guarantee of performance. As of June 30, 2008, $662.4 million of our outstanding surety bonds and $94.4 million of our outstanding letters of credit secure our performance of contractual obligations with our clients. Approximately $22.9 million of our letters of credit secure our casualty insurance and vendor programs and other corporate obligations. In general, we would only be liable for the amount of these guarantees in the event of default in our performance of our obligations under each contract; the probability of which we believe is remote. We believe that we have sufficient capacity in the surety markets and liquidity from our cash flow and our Credit Facility to respond to future requests for proposals.

We indemnified Lockheed Martin Corporation against certain specified claims from certain pre-sale litigation, investigations, government audits and other issues related to the sale of the majority of our federal business to Lockheed Martin Corporation in fiscal year 2004. Our contractual maximum exposure under these indemnifications was $85 million. During the fiscal year 2008, we settled all issues and claims with Lockheed Martin Corporation related to this divestiture and our acquisition of Lockheed Martin Corporation's commercial information technology services business in fiscal year 2004. This settlement resulted in a payment to Lockheed Martin Corporation of $6.5 million in fiscal year 2008, reflected in cash flows from investing activities in our Consolidated Statement of Cash Flows, and $2.2 million ($1.5 million, net of income tax) of income recorded to other operating expense in our Consolidated Statement of Income in fiscal year 2008.

Our Commercial education business performs third party student loan servicing in the Federal Family Education Loan program ("FFEL") on behalf of various financial institutions. We service these loans for investors under outsourcing arrangements and do not acquire any servicing rights that are transferable by us to a third party. At June 30, 2008, we serviced a FFEL portfolio of approximately 2.8 million loans with an outstanding principal balance of approximately $39.9 billion. Some servicing agreements contain provisions that, under certain circumstances, require us to purchase the loans from the investor if the loan guaranty has been permanently terminated as a result of a loan default caused by our servicing error. If defaults caused by us are cured during an initial period, any obligation we may have to purchase these loans expires. Loans that we purchase may be subsequently cured, the guaranty reinstated and the loans repackaged for sale to third parties. We evaluate our exposure under our purchase obligations on defaulted loans and establish a reserve for potential losses, or default liability reserve, through a charge to the provision for loss on defaulted loans purchased. The reserve is evaluated periodically and adjusted based upon management's analysis of the historical performance of the defaulted loans. As of June 30, 2008, other accrued liabilities include reserves which we believe to be adequate.

In April 2004, we were awarded a contract by the North Carolina Department of Health and Human Services ("DHHS") to replace and operate the North Carolina Medicaid Management Information System ("NCMMIS"). There was a protest of the contract award; however, DHHS requested that we commence performance under the contract. One of the parties protesting the contract has continued to seek administrative and legal relief to set aside the contract award. However, we continued our performance of the contract at the request of DHHS. On June 12, 2006, we reported that contract issues had arisen and each of ACS and DHHS alleged that the other party has breached the contract. The parties entered into a series of standstill agreements in order to permit discussion of their respective issues regarding the contract and whether the contract would be continued or terminated. On July 14, 2006, the DHHS sent us a letter notifying us of the termination of the contract. We filed in the General Court of Justice, Superior Court Division, in Wake County, North Carolina, a complaint and motion to preserve records related to the contract. Subsequent to the filing of the complaint, North Carolina produced records and represented to the Court that all records had been produced, after which the complaint was dismissed. In a letter dated August 1, 2006, DHHS notified us of its position that the value of reductions in compensation assessable against the compensation otherwise due to us under the contract was approximately $33 million. On August 14, 2006, we provided a detailed response to that August 1, 2006 letter contending that there should be no reductions in compensation owed to us. Also, on August 14, 2006 and in accordance with the contract, we submitted our Termination Claim to DHHS seeking additional compensation of approximately $27.1 million. On January 22, 2007, we filed a complaint in the General Court of Justice, Superior Court Division, in Wake County, North Carolina against DHHS and the Secretary of DHHS seeking to recover damages in excess of $40 million that we have suffered as the result of actions of DHHS and its Secretary. Our claim was based on breach of contract; breach of implied covenant of good faith and fair dealing; breach of warranty; and misappropriation of our trade secrets. In the complaint we also requested the court to grant a declaratory judgment that we were not in default under the contract; and a permanent injunction against the State from using our proprietary materials and disclosing our proprietary material to third parties. During the fourth quarter of fiscal year 2006, we recorded a charge of approximately $4.0 million, of which $3.9 million was charged to revenue, related to our assessment of realization of amounts previously recognized for the NCMMIS contract.

On March 22, 2007, we settled all issues with DHHS. Pursuant to the settlement, DHHS rescinded its June 6, 2006 notice of intent to terminate the NCMMIS contract and its July 14, 2006 notice of termination and the parties agreed to a mutual termination of the contract. We agreed, as part of the settlement, to license to DHHS certain work product we produced in connection with the NCMMIS contract and DHHS has paid us $10.5 million. We recognized $3.4 million in revenue in the third quarter of fiscal year 2007 related to this settlement. In addition, we have entered into several new contracts, with terms of two years, to provide new services to DHHS and will be compensated based on achieving certain levels of cost savings.

In addition to the foregoing, we are subject to certain other legal proceedings, inquiries, claims and disputes, which arise in the ordinary course of business. Although we cannot predict the outcomes of these other proceedings, we do not believe these other actions, in the aggregate, will have a material adverse effect on our financial position, results of operations or liquidity.

21. RESTRUCTURING ACTIVITIES

During fiscal year 2006, we began a comprehensive assessment of our operations, including our overall cost structure, competitive position, technology assets and operating platform and foreign operations. As a result, we began certain restructuring initiatives and activities that are expected to enhance our competitive position in certain markets, and recorded certain restructuring charges and asset impairments arising from our discretionary decisions. As of June 30, 2007, approximately 2,500 employees have been involuntarily terminated as a result of these initiatives, consisting primarily of offshore processors and related management; however, we anticipate that a majority of these positions would be migrated to lower cost markets.

In our Commercial segment, we began an assessment of the cost structure of our global production model, particularly our offshore processing activities. We identified offshore locations in which our labor costs were no longer competitive or where the volume of work processed by the site no longer justifies retaining the location, including one of our Mexican facilities. In connection with this assessment, we recorded restructuring charges for involuntary termination of employees related to the closure of those duplicative facilities or locations of $6.5 million and $5.5 million for the years ended June 30, 2007 and 2006, respectively, which is reflected in wages and benefits in our Consolidated Statements of Income, and $2.4 million and $4.7 million for the years ended June 30, 2007 and 2006, respectively, for impairments of duplicative technology equipment and facility costs, facility shutdown and other costs, which are reflected as part of total operating expenses in our Consolidated Statements of Income. We plan to further penetrate offshore labor markets.

In our Government segment, we began an assessment of our competitive position, evaluated our market strategies and the technology used to support certain of our service offerings. We began to implement operating practices that we utilize in our Commercial segment, including leveraging our proprietary workflow technology and implementing activity based compensation, which is expected to reduce our operating costs and enhance our competitive position. In connection with these activities, we recorded restructuring charges for involuntary termination of employees of $0.7 million and $1 million for the years ended June 30, 2007 and 2006, respectively, which is reflected in wages and benefits in our Consolidated Statements of Income. In fiscal year 2007, we recorded $0.5 million of costs related to the consolidation of solution development groups within the Government segment, which is reflected in total operating expenses in our Consolidated Statements of Income. In fiscal year 2006, we recorded $1.6 million for asset impairment and other charges, principally for duplicative software as a result of recent acquisition activity, which is reflected in total operating expenses in our Consolidated Statements of Income. As discussed in Note 6, we completed the WWS Divestiture, which allowed us to focus on our technology-enabled business process outsourcing and information technology service offerings.

The following table summarizes the activity for the accrual for involuntary termination of employees for the year ended June 30, 2008, 2007 and 2006 (in thousands) exclusive of the Acquired HR Business:

	Fiscal year ending June 30,		
	2008	2007	2006
Beginning balance	$ 893	$ 899	$ -
Accruals	-	7,185	6,500
Reversals	(401)	-	-
Payments	(492)	(7,191)	(5,601)
Ending balance	$ -	$ 893	$ 899

The following table summaries the activity for the accrual for involuntary termination of employees of the Acquired HR Business (in thousands):

	Fiscal year ending June 30,		
	2008	2007	2006
Beginning balance	$ 402	$ 3,521	$ 20,495
Excess accrual credited to goodwill	(209)	(1,678)	(3,116)
Payments	(111)	(1,441)	(13,858)
Ending balance	$ 82	$ 402	$ 3,521

The remaining accrual is expected to be paid out in fiscal year 2009 from cash flows from operating activities due to statutory requirements of the locale in which the employees are based.

In our Corporate segment, we determined that the costs related to the ownership of a corporate aircraft outweighed the benefits to the Company. During fiscal year 2006, we sold our corporate aircraft for approximately $3.4 million, net of transaction costs. These proceeds are reflected in cash flows from investing activities in purchases of property, equipment and software, net in our Consolidated Statements of Cash Flows. We recorded an asset impairment charge of $4.7 million in the year ended June 30, 2006 related to the sale of our corporate aircraft, which is reflected in other operating expenses in our Consolidated Statements of Income.

22. CONTRACT WITH THE DEPARTMENT OF EDUCATION

We have provided loan servicing for the Department of Education's (the "Department") Direct Student Loan program for over ten years. In 2003, the Department conducted a competitive procurement for its "Common Services for Borrowers" initiative ("CSB"). CSB was a modernization initiative which integrated a number of student loan processing services for the Department, allowing the Department to increase loan servicing quality while saving overall program costs. In November 2003, the Department awarded us the CSB contract. Under this contract we provide comprehensive loan servicing, consolidation loan processing, debt collection services on delinquent accounts, IT infrastructure operations and support, maintenance and development of information systems, and portfolio management services for the Department of Education's Direct Student Loan program. The CSB contract has a 5-year base term which began in January 2004 and provides the Department of Education five one-year options to extend after the base term. Annual revenues from this contract represent approximately 3% of our fiscal year 2008 revenues.

In May 2007, we and the Department agreed to cease development of certain software contemplated under the CSB contract. At that time, we had implemented approximately $39 million of internally-developed software into the current production system. As a result of the decision to cease development, we recorded a non-cash impairment charge of approximately $76.4 million (approximately $48.3 million, net of income tax) related to in-process capitalized development costs.

23. DEPARTURE OF EXECUTIVE OFFICERS

On November 26, 2006, Mark A. King resigned as our President, Chief Executive Officer and as a director. In connection therewith, on November 26, 2006 we and Mr. King entered into a separation agreement (the "King Agreement"). The King Agreement provided, among other things, that Mr. King remained with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the King Agreement, all unvested stock options held by Mr. King were terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. King does not materially breach certain specified provisions of the King Agreement. In accordance with the King Agreement, the exercise price of Mr. King's vested stock options were increased to an amount equal to the fair market value of the stock on the correct accounting measurement date as determined in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006 and the exercise price of certain vested options were further increased by the amount by which the aggregate exercise price of stock options previously exercised by Mr. King would have been increased had the stock options not been previously exercised. The King Agreement also subjects Mr. King to non-competition and non-solicitation covenants until December 31, 2009. In addition, the King Agreement provides that Mr. King's severance agreement with us is terminated, Mr. King's salary was reduced during the transition period and Mr. King was not eligible to participate in our bonus plans, and Mr. King will be eligible to receive certain of our provided health benefits through December 31, 2009, the estimated cost of which is not material.

On November 26, 2006, Warren D. Edwards resigned as our Executive Vice President and Chief Financial Officer. In connection therewith, on November 26, 2006 we and Mr. Edwards entered into a separation agreement (the "Edwards Agreement"). The Edwards Agreement provided, among other things, that Mr. Edwards remained with us as an employee providing transitional services until June 30, 2007. In addition, under the terms of the Edwards Agreement, all unvested stock options held by Mr. Edwards were terminated as of November 26, 2006, excluding options that would have otherwise vested prior to August 31, 2007 which will be permitted to vest on their regularly scheduled vesting dates provided that Mr. Edwards does not materially breach certain specified provisions of the Edwards Agreement. In accordance with the Edwards Agreement the exercise price of Mr. Edwards' vested stock options were increased to an amount equal to the fair market value of the stock on the correct accounting measurement date as determined in conjunction with the audit of our financial statements for the fiscal year ending June 30, 2006. The Edwards Agreement also subjects Mr. Edwards to non-competition and non-solicitation covenants until December 31, 2009. In addition, the Edwards Agreement provides that Mr. Edwards' severance agreement with us is terminated, Mr. Edwards' salary was reduced during the transition period and Mr. Edwards was not eligible to participate in our bonus plans, and Mr. Edwards will be eligible to receive certain of our provided health benefits through December 31, 2009, the estimated cost of which is not material.

On September 29, 2005, Jeffrey A. Rich submitted his resignation as a director and Chief Executive Officer. On September 30, 2005 we entered into an Agreement with Mr. Rich, which, among other things, provided the following: (i) Mr. Rich remained on our payroll and was paid his then current base salary (of $820 thousand annually) through June 30, 2006; (ii) Mr. Rich was not eligible to participate in our performance-based incentive compensation program in fiscal year 2006; (iii) we purchased from Mr. Rich all options previously granted to Mr. Rich that were vested as of the date of the Agreement in exchange for an aggregate cash payment, less applicable income and payroll taxes, equal to the amount determined by subtracting the exercise price of each such vested option from $54.08 per share and all such vested options were terminated and cancelled; (iv) all options previously granted to Mr. Rich that were unvested as of the date of the Agreement were terminated (such options had an in-the-money value of approximately $4.6 million based on the closing price of our stock on the New York Stock Exchange on September 29, 2005); (v) Mr. Rich received a lump sum cash payment of $4.1 million; (vi) Mr. Rich continued to receive executive benefits for health, dental and vision through September 30, 2007; (vii) Mr. Rich also received limited administrative assistance through September 30, 2006; and (viii) in the event Mr. Rich established an M&A advisory firm by January 1, 2007, we agreed to retain such firm for a two year period from its formation for $250 thousand per year plus a negotiated success fee for completed transactions. The Agreement also contains certain standard restrictions, including restrictions on soliciting our employees for a period of three years and soliciting our clients or competing with us for a period of two years.

In the first quarter of fiscal year 2006, we accrued $5.4 million ($3.4 million, net of income taxes) of compensation expense (recorded in wages and benefits in our Consolidated Statements of Income) related to the Agreement with Mr. Rich. In addition, the purchase of Mr. Rich's unexercised vested stock options for approximately $18.4 million ($11.7 million, net of income taxes) was recorded as a reduction of additional paid-in capital. We made payments of approximately $23.6 million related to this Agreement in fiscal year 2006.

In connection with the departure of Mr. Rich, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years, during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid $63 thousand to his M&A advisory firm related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich. No payments were made related to this agreement in fiscal years 2008 or 2007.

24. RELATED PARTY TRANSACTIONS

Please see Note 3 for a discussion of the proposal received from our Chairman, Darwin Deason, and Cerberus to acquire all of the outstanding shares of the Company.

Prior to 2002 we had guaranteed $11.5 million of certain loan obligations owed to Citicorp USA, Inc. by DDH Aviation, Inc., a corporate airplane brokerage company organized in 1997 (as may have been reorganized subsequent to July 2002, herein referred to as "DDH"). In July 2002, our Chairman assumed in full our guaranty obligations to Citicorp and Citicorp released in full our guaranty obligations. As partial consideration for the release of our corporate guaranty, we agreed to provide certain administrative services to DDH at no charge until such time as DDH meets certain specified financial criteria. In the first quarter of fiscal year 2003, we purchased $1 million in prepaid charter flights at favorable rates from DDH. In the second quarter of fiscal year 2007, we were notified by DDH of their intent to wind down operations; therefore, we recorded a charge of $0.6 million related to the unused prepaid charter flights. We made no payments to DDH during fiscal years 2008, 2007 and 2006 but are continuing to provide administrative services pending the wind down of DDH operations.

During fiscal years 2008, 2007 and 2006, we purchased approximately $4.9 million, $5.8 million and $8.8 million, respectively, of office products and printing services from Prestige Business Solutions, Inc., a supplier owned by the daughter-in-law of our Chairman, Darwin Deason. These products and services were purchased on a competitive bid basis in substantially all cases. We believe this relationship has allowed us to obtain these products and services at quality levels and costs more favorable than would have been available through alternative market sources.

As discussed in Note 23 and in connection with the departure of Jeffrey A. Rich, our former Chief Executive Officer, in June 2006, we entered into an agreement with Rich Capital LLC, an M&A advisory firm owned by Mr. Rich. The agreement is for two years, during which time we will pay a total of $0.5 million for M&A advisory services, payable in equal quarterly installments. We paid approximately $63 thousand related to this agreement through June 30, 2006. However, we have currently suspended payment under this agreement pending a determination whether Rich Capital LLC is capable of performing its obligations under the contract in view of the internal investigation's conclusions regarding stock options awarded to Mr. Rich. No payments were made related to this agreement in fiscal years 2008 or 2007.

25. SEGMENT INFORMATION

During fiscal year 2008, we reorganized the internal operating and reporting structures in our Commercial and Government segments to more formally align our sales, service delivery and financial organizations under their appropriate leadership. As a result, we have restated our Commercial and Government segment results for prior periods to reflect our current operating and reporting structure. The restatement has no impact on our consolidated results for the period of restatement.

We are organized into Commercial and Government segments due to the different operating environments of each segment, caused by different types of clients, differing economic characteristics, and the nature of regulatory environments.

Approximately 92%, 93% and 95% of our consolidated revenues for fiscal years 2008, 2007 and 2006, respectively, were derived from domestic clients. Our five largest clients accounted for approximately 13% of each of our fiscal years 2008, 2007 and 2006 revenues. Our largest client, Sprint Nextel Corporation, represented approximately 4%, 3% and 3% of our consolidated revenues for fiscal years 2008, 2007 and 2006, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (please see Note 1).

The following tables reflect the results of the segments consistent with our management system (in thousands):

	Commercial	Government	Corporate (c)	Consolidated
Fiscal year ended June 30, 2008				
Revenues (a)	$ 3,673,981	$ 2,486,569	$ -	$ 6,160,550
Operating expenses (excluding impairment charge and depreciation and amortization)	3,046,826	1,935,066	153,009	5,134,901
Depreciation and amortization expense	278,688	100,283	1,600	380,571
Operating income (loss)	$ 348,467	$ 451,220	$ (154,609)	$ 645,078
Total assets	$ 3,271,316	$ 2,728,796	$ 469,287	$ 6,469,399
Capital expenditures, net	$ 151,689	$ 112,243	$ 4,016	$ 267,948
Fiscal year ended June 30, 2007				
Revenues (a)	$ 3,404,935	$ 2,367,544	$ -	$ 5,772,479
Operating expenses (excluding gain on sale of business and depreciation and amortization)	2,844,545	1,820,006	148,367	4,812,918
Software impairment charge	-	76,407	-	76,407
Depreciation and amortization expense	247,363	97,348	1,488	346,199
Operating income (loss)	$ 313,027	$ 373,783	$ (149,855)	$ 536,955
Total assets	$ 3,174,031	$ 2,601,765	$ 206,633	$ 5,982,429
Capital expenditures, net (b)	$ 202,283	$ 112,851	$ 1,709	$ 316,843
Fiscal year ended June 30, 2006				
Revenues (a)	$ 3,118,159	$ 2,235,502	$ -	$ 5,353,661
Operating expenses (excluding depreciation and amortization)	2,661,497	1,704,404	113,531	4,479,432
Gain on sale of business	-	(32,907)	-	(32,907)
Depreciation and amortization expense	191,241	97,051	1,560	289,852
Operating income (loss)	$ 265,421	$ 466,954	$ (115,091)	$ 617,284
Total assets	$ 2,923,485	$ 2,546,229	$ 32,723	$ 5,502,437
Capital expenditures, net	$ 242,980	$ 153,550	$ (2,063)	$ 394,467

(a) Revenues in our Commercial segment for fiscal years 2008, 2007 and 2006 include revenues from operations divested through June 30, 2008 of $14 million, $18 million and $18.8 million, respectively. Revenues in our Government segment for fiscal years 2008, 2007 and 2006 include revenues from operations divested through June 30, 2008 of $3.6 million, $8.8 million and $112.7 million, respectively.

(b) Fiscal year 2006 corporate capital expenditures, net includes proceeds of $3.4 million related to the sale of the corporate aircraft.

(c) Corporate segment operating expenses include $25.4 million ($16.2 million, net of income tax), $28.5 million ($18.2 million, net of income tax) and $35 million ($22.9 million, net of income tax) of stock-based compensation expense in fiscal years 2008, 2007 and 2006, respectively.

26. REVENUES BY SERVICE LINE

Our revenues by service line over the past three years are shown in the following table (in thousands):

	Fiscal year ended June 30,		
	2008	2007	2006
Business process outsourcing (a)	$ 4,792,403	$ 4,322,164	$ 3,996,558
Information technology services	1,041,036	1,013,801	971,832
Systems integration services (b)	327,111	436,514	385,271
Total	$ 6,160,550	$ 5,772,479	$ 5,353,661

(a) Includes $17.6 million, $26.8 million and $131.2 million of revenues for fiscal years 2008, 2007 and 2006, respectively, from operations divested through June 30, 2008.
(b) Includes $0.3 million of revenues for fiscal year 2006 from operations divested through June 30, 2008.

27. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In thousands, except per share amounts)

Fiscal year ended June 30,2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Revenues	$ 1,613,655	$ 1,542,370	$ 1,511,442	$ 1,493,083
Operating income	$ 177,872	$ 163,911	$ 157,894	$ 145,401
Net income	$ 98,632	$ 82,638	$ 81,596	$ 66,144
Earnings per share – basic	$ 1.02	$ 0.86	$ 0.82	$ 0.66
Weighted average shares outstanding	96,703	96,089	99,505	99,721
Earnings per share – diluted	$ 1.01	$ 0.85	$ 0.81	$ 0.65
Weighted average shares outstanding — diluted	97,719	96,921	100,310	100,986

Fiscal year ended June 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Revenues	$ 1,519,734	$ 1,440,546	$ 1,426,761	$ 1,385,438
Operating income	$ 83,178	$ 162,591	$ 150,328	$ 140,858
Net income	$ 37,574	$ 82,059	$ 72,074	$ 61,383
Earnings per share – basic	$ 0.38	$ 0.83	$ 0.73	$ 0.59
Weighted average shares outstanding	99,378	98,945	98,914	103,452
Earnings per share – diluted	$ 0.37	$ 0.82	$ 0.72	$ 0.59
Weighted average shares outstanding — diluted	101,039	100,300	100,152	104,761

28. NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FIN 48, which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, de-recognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. We adopted FIN 48 effective July 1, 2007. Please see Note 14 for a discussion of the adoption of FIN 48 and the impact on our financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, "Effective Date of FASB Statement No. 157." This FSP delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. We expect to adopt SFAS 157, except for this deferral, in our fiscal year beginning July 1, 2008. We are currently assessing the impact that the adoption of SFAS 157 will have on our financial statement disclosures. We have not yet determined the impact, if any, that SFAS 157 will have on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of an entity's fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." We expect to adopt SFAS 159 in our fiscal year beginning July 1, 2008. We do not expect the adoption of this statement to have a material effect on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141(R)"), which establishes principles and requirements for how an acquirer accounts for business combinations. SFAS 141(R) includes guidance for recognizing and measuring the assets acquired, liabilities assumed, and any noncontrolling or minority interests in an acquisition. SFAS 141(R) applies prospectively and will become effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently evaluating the impact, if any, that SFAS 141(R) will have on our financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 establishes accounting and reporting standards that require noncontrolling interests to be reported as a separate component of equity, and net income attributable to the parent and to the noncontrolling interest to be separately identified in the income statement. SFAS 160 also requires changes in a parent's ownership interest while the parent retains its controlling interest to be accounted for as equity transactions, and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary to be initially measured at fair value. SFAS 160 applies prospectively and is effective for the Company beginning July 1, 2009. Certain presentation requirements of SFAS 160 are effective retrospectively. We are currently evaluating the impact, if any, that SFAS 160 will have on our financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures about an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133 as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the impact, if any, that SFAS 161 will have on our financial statements disclosures.

29. SUBSEQUENT EVENTS

In July 2008, we completed the sale of our bindery business in our Government segment for approximately $9 million. We believe the bindery business is not strategic to our ongoing operations. Revenues for the bindery business were approximately $14.3 million, $13.1 million and $13.2 million for fiscal years 2008, 2007 and 2006, respectively. Operating income for the bindery business was $3.4 million, $3 million and $3 million for fiscal years 2008, 2007 and 2006, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of June 30, 2008. Based on such evaluation, our principal executive officer and principal financial officer have concluded that such disclosure controls and procedures were operating effectively as of June 30, 2008.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As discussed in Note 5 to the Consolidated Financial Statements, in January 2008 we acquired Syan Holdings Limited ("Syan"). We have excluded the Syan business from the scope of our assessment of our internal control over financial reporting as of June 30, 2008. The Syan business' total revenues and total assets represent .5% and 1.5%, respectively of the related consolidated financial statement amounts as of and for the year ended June 30, 2008.

Also as discussed in Note 5 to the Consolidated Financial Statements, in February 2008, we completed the acquisition of sds business services GmbH ("sds"). We have excluded the sds business from the scope of our assessment of our internal control over financial reporting as of June 30, 2008. The sds business' total revenues and total assets represent .2% and 1.5%, respectively of the related consolidated financial statement amounts as of and for the year ended June 30, 2008.

Management has evaluated the effectiveness of our internal control over financial reporting as of June 30, 2008 using the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission . Based on this evaluation, management has concluded that, as of June 30, 2008, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of June 30, 2008, has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm who also audited our consolidated financial statements. Their report appears under Item 8.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) of the Securities Exchange Act of 1934) during the quarter ending June 30, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

Pursuant to Instruction G(3) to Form 10-K, the information required in **Items 10 through 14** is incorporated by reference from our definitive proxy statement, which is incorporated herein by reference.

PART IV

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following Consolidated Financial Statements of Affiliated Computer Services, Inc. and Subsidiaries are included in Part II, Item 8:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(b) Exhibits

Reference is made to the Index to Exhibits beginning on page 110 for a list of all exhibits filed as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this Report to be signed on our behalf by the undersigned thereunto duly authorized representative.

Affiliated Computer Services, Inc.

Date: August 28, 2008

By: /s/ Kevin Kyser
Kevin Kyser
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 28th day of August 2008.

Signature	Title
/s/ Darwin Deason (Darwin Deason)	Director, Chairman of the Board
/s/ Lynn R. Blodgett (Lynn R. Blodgett)	Director, President and Chief Executive Officer
/s/ Kevin Kyser (Kevin Kyser)	Executive Vice President and Chief Financial Officer
/s/ Laura Rossi (Laura Rossi)	Senior Vice President and Chief Accounting Officer
/s/ Kurt Krauss (Kurt Krauss)	Director
/s/ Ted Miller (Ted Miller)	Director
/s/ Frank Varasano (Frank Varasano)	Director
/s/ Paul E. Sullivan (Paul E. Sullivan)	Director
/s/ Robert Druskin (Robert Druskin)	Director

Index to Exhibits

Exhibit Number	Exhibit Name
2.1	Stock Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Corporation and Affiliated Computer Services, Inc. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.2	Asset Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Service, Inc. and Affiliated Computer Services, Inc. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.3	Purchase Agreement, dated as of March 15, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed March 17, 2005 and incorporated herein by reference).
2.4	Amendment No. 1 to Purchase Agreement, dated as of May 25, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed June 1, 2005 and incorporated herein by reference).
2.5	Amendment No. 2 to Purchase Agreement, dated as of November 11, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed November 16, 2005 and incorporated herein by reference).
3.1	Certificate of Incorporation of Affiliated Computer Services, Inc. (filed as Exhibit 3.1 to our Registration Statement on Form S-3, filed March 30, 2001, File No. 333-58038 and incorporated herein by reference).
3.2	Certificate of Correction to Certificate of Amendment of Affiliated Computer Services, Inc., dated August 30, 2001 (filed as Exhibit 3.2 to our Annual Report on Form 10-K, filed September 17, 2003 and incorporated herein by reference).
3.3	Certificate of Elimination of the Series A Cumulative Redeemable Preferred Stock of Affiliated Computer Services, Inc. dated August 20, 2001 (filed as Exhibit 4.3 to our Registration Statement on Form S-8, File No. 333-42385, filed June 13, 2007 and incorporated herein by reference).
3.4	Bylaws of Affiliated Computer Services, Inc., as amended and in effect on August 21, 2008 (filed as Exhibit 3.2 to our Current Report on Form 8-K, filed August 27, 2008 and incorporated herein by reference).
4.1	Form of New Class A Common Stock Certificate (filed as Exhibit 4.3 to our Registration Statement on Form S-1, filed May 26, 1994, File No. 33-79394 and incorporated herein by reference).
4.2	Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).

Index to Exhibits

Exhibit Number	Exhibit Name
4.3	First Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 4.70% Senior Notes due 2010 (filed as Exhibit 4.2 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.4	Second Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 5.20% Senior Notes due 2015 (filed as Exhibit 4.3 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.5	Specimen Note for 4.70% Senior Notes due 2010 (filed as Exhibit 4.4 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.6	Specimen Note for 5.20% Senior Notes due 2015 (filed as Exhibit 4.5 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
9.1	Voting Agreement, as amended December 7, 2007, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 99.1 to our Current Report on Form 8-K filed December 10, 2007 and incorporated herein by reference).
10.1†	1997 Stock Incentive Plan of the Company (filed as Appendix D to our Joint Proxy Statement on Schedule 14A, filed November 14, 1997 and incorporated herein by reference).
10.2†	Amendment No.1 to Affiliated Computer Services, Inc. 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to our Registration Statement on Form S-8, filed December 6, 2005 and incorporated herein by reference).
10.3†	2007 Equity Incentive Plan of the Company (filed as Appendix C to our Proxy Statement on Schedule 14A, filed April 30, 2007 and incorporated herein by reference).
10.4†	Form of Directors Indemnification Agreement (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 5, 2008 and incorporated herein by reference).
10.5†	Form of Change in Control Agreement, dated as of June 9, 2008 (June 6, 2008, in the case of Ann Vezina), by and between Affiliated Computer Services, Inc. and each of Tom Burlin, Kevin Kyser, Tom Blodgett and Ann Vezina (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 11, 2008 and incorporated herein by reference).
10.6†	Change in Control Agreement, dated as of June 9, 2008, by and between Affiliated Computer Services, Inc. and John Rexford (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed June 11, 2008 and incorporated herein by reference).
10.7†	Supplemental Executive Retirement Agreement, dated as of December 15, 1998, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.13 to our Annual Report on Form 10-K, filed September 29, 1999 and incorporated herein by reference).
10.8†	Amendment to Supplemental Executive Retirement Agreement, dated as of November 13, 2003, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).
10.9†	Amendment No. 2 to Supplemental Executive Retirement Agreement, dated as of June 30, 2005, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 1, 2005 and incorporated herein by reference).
10.10†	Amended and Restated Executive Employment Agreement, effective as of May 1, 2008, by and between Affiliated Computer Services, Inc. and Lynn Blodgett (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed June 11, 2008 and incorporated herein by reference).

Index to Exhibits

Exhibit Number	Exhibit Name
10.11†	Employment Agreement, as amended December 7, 2007, between the Company and Darwin Deason (filed as Exhibit 99.2 to our Current Report on Form 8-K, filed December 10, 2007 and incorporated herein by reference).
10.12†	Affiliated Computer Services, Inc. 401(k) Supplemental Plan, effective as of July 1, 2000, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2004 and incorporated herein by reference).
10.13†	Affiliated Computer Services, Inc. Executive Benefit Plan, effective as of January 1, 2002, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.14†	Form of Stock Option Agreement (filed as Exhibit 10.17 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.15†	Form of Stock Option Agreement (UK grant) (filed as Exhibit 10.18 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.16†	Form of Stock Option Agreement (Switzerland, Canton of Fribourg) (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q filed May 16, 2006 and incorporated herein by reference.
10.17†	Form of Stock Option Agreement (Switzerland, Cantons of Aargau, Basel-Landschaft, Bern & Zurich) (filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q filed May 16, 2006 and incorporated herein by reference.
10.18†	1997 Stock Incentive Plan for Employees in France (filed as Exhibit 10.35 to our Annual Report on Form 10-K filed January 23, 2007 and incorporated herein by reference.)
10.19†	Form of Stock Option Agreement (France) (filed as Exhibit 10.36 to our Annual Report on Form 10-K filed January 23, 2007 and incorporated herein by reference.)
10.20†*	Form of Stock Option Agreement (Canada, other than Quebec)
10.21†*	Form of Stock Option Agreement (Quebec)
10.22†*	Form of Stock Option Agreement (Germany)
10.23†	Agreement, dated as of September 30, 2005, between Affiliated Computer Services, Inc. and Jeffrey A. Rich (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.24	Credit Agreement, dated March 20, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, Citicorp USA, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and various other agents, lenders and issuers (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.25	Amendment No. 1 to Credit Agreement dated as of March 30, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.24 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.26	Amendment No. 2 to Credit Agreement dated as of July 6, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).

Index to Exhibits

Exhibit Number	Exhibit Name
10.27	Amendment No. 3, Consent and Waiver to Credit Agreement, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed September 28, 2006 and incorporated herein by reference).
10.28	Amendment No. 4, Consent and Waiver to Credit Agreement, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed December 22, 2006 and incorporated herein by reference).
10.29	Pledge and Security Agreement, dated March 20, 2006, by and among Affiliated Computer Services and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.30	Deed of Assignment, dated March 20, 2006, by and among the companies listed on Schedule thereto, as Assignors, and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.31	Assignment of Receivables, dated March 20, 2006, by and among the entities listed in Schedule 1 thereto, as Assignors, and Citicorp USA, Inc. as Security Agent (filed as Exhibit 10.4 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.32	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Shares in Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.5 on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.33	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Receivables of Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.6 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.34	Affirmation of Liens and Guaranties, dated as of July 6, 2006, by and among Affiliated Computer Services, Inc. and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.35	Confirmation Deed, dated as of July 6, 2006, by and among the entities listed on the Schedule thereto and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.36	Engagement Letter between Rich Capital, LLC and Affiliated Computer Services, Inc. dated June 9, 2006 (filed as Exhibit 10.1 on Form 8-K, filed June 12, 2006 and incorporated herein by reference).
10.37	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Mark A. King (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.38	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Warren D. Edwards (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
21.1*	Subsidiaries of the Company.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Value Incorporated.

Index to Exhibits

Exhibit Number	Exhibit Name
31.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
32.2*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."

* Filed herewith

† Management contract or compensation plan or arrangement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

Mark One
[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended June 30, 2008

OR

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from ______ to ______.
Commission file number 1-12665

AFFILIATED COMPUTER SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0310342
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2828 North Haskell Dallas, Texas 75204
(Address of principal executive offices) (Zip Code)

214-841-6111
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Class A common stock, par value $.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of October 6, 2008, 90,951,472 shares of Class A common stock and 6,599,372 shares of Class B common stock were outstanding. The aggregate market value of the Class A common voting stock held by nonaffiliates of Affiliated Computer Services, Inc. as of the last business day of the second quarter of fiscal year 2008 approximated $3,941,016,506.

TABLE OF CONTENTS

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A to the Affiliated Computer Services, Inc. ("we," "our," "us," or the "Company") Annual Report on Form 10-K for the year ended June 30, 2008 (the "Original Filing") is being filed to furnish the information required by Items 10, 11, 12, 13 and 14 of Part III of the Original Filing that was to be incorporated by reference from the information contained in the Company's Definitive Proxy Statement for its 2008 Annual Meeting of the Stockholders, to be filed with the Securities and Exchange Commission ("SEC"). Unless otherwise expressly stated, this Amendment No. 1 does not reflect events occurring after the filing of the Original Filing, or modify or update in any way disclosures contained in the Original Filing.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

Directors

The following table lists, as of October 10, 2008, the name and principal occupation of each director and the year in which each such person was first elected as a director.

Name	Principal Occupation	Served as Director Since
Darwin Deason	Chairman of the Board of Directors	1988
Lynn R. Blodgett	President and Chief Executive Officer	2005
Robert Druskin	Investor	2008
Kurt R. Krauss	Investor/Managing Member of Sachem Investments, LLC	2007
Ted B. Miller Jr.	Investor	2007
Paul E. Sullivan	Member, Frost Brown Todd, LLC	2008
Frank Varasano	Investor	2007

Business Experience of each Director

Set forth below is certain information with respect to each of the directors.

Darwin Deason, age 68, has served as our Chairman of the Board of Directors since our formation in 1988. Mr. Deason also served as Chief Executive Officer from our formation until February 1999. Prior to our formation, Mr. Deason spent 20 years with MTech Corp., a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas, serving as MTech's Chief Executive Officer and Chairman of the Board of Directors from 1978 until April 1988, and also serving on the boards of various subsidiaries of MTech and MCorp.

Lynn R. Blodgett, age 54, has served as President and Chief Executive Officer since November 2006 and has served as a director since September 2005. Mr. Blodgett previously served as Executive Vice President and Chief Operating Officer from September 2005 to November 2006. Prior to that time he had served as Executive Vice President and Group President — Commercial Solutions since July 1999. From March 1990 until July 1999 Mr. Blodgett served as President of ACS Business Process Solutions, Inc. (formerly Unibase Technologies, Inc., an entity that we acquired in 1996).

Robert Druskin, age 61, has served as a director since March 2008. From December 2006 to December 2007, Mr. Druskin served as Chief Operating Officer of Citigroup and a member of its Office of the Chairman. He was also a member of the Citi Business Heads, Operating, and Management committees. From April 1996 to August 1997 he served as head of Asset Management and the Futures Division. In August 1997, he returned to the position of Chief Administrative Officer and in September 2000 he became Chief Operations and Technology Officer for Citigroup. From August 2002 through December 2003, he was the President and Chief Operating Officer of Citi Markets & Banking and from December 2003 to December 2006 served as Chief Executive Officer of that business. Prior to Citigroup, Mr. Druskin worked at Smith Barney, which he joined in 1991 as Chief Administrative Officer. Before joining Smith Barney, Mr. Druskin was the Chief Financial Officer of Shearson Lehman Brothers Inc. and Shearson Lehman Brothers Holdings Inc. and a member of its Executive Committee. Mr. Druskin is a member of the Board of Directors of E*Trade Financial

Corporation. Mr. Druskin serves on the Rutgers Board of Trustees, the Board of Overseers for the Rutgers University Foundation. Additionally, he is a Trustee of the NYU Downtown Hospital, and is on the Board of Directors of the United Negro College Fund. Mr. Druskin received his B.A. from Rutgers University.

Kurt R. Krauss, age 58, has served as a director since November 2007. From 1978 to 1992, Mr. Krauss was a partner with Booz Allen Hamilton. He also served on the firm's Board of Directors. From 1992 to 1997, Mr. Krauss was Managing Partner of the Mead Point Group, a management consulting firm which he founded with offices in Greenwich, Connecticut, and London, England. From 1997 to 2000, he served as Chief Financial Officer of Burson-Marsteller, a leading global public relations and public affairs firm. Currently, Mr. Krauss is the Managing Member of Sachem Investments LLC, an investment company he founded in 2001. Mr. Krauss has served on the Boards of Directors of Zila, Inc., Loudeye Corporation and several not-for-profit organizations. Mr. Krauss received a Master of Science in Industrial Administration from Carnegie-Mellon University and a Bachelor of Arts in Mathematics from Heidelberg College.

Ted B. Miller Jr., age 57, has served as a director since November 2007. From 1996 to 2001, Mr. Miller was the Chief Executive Officer of Crown Castle International Corp., a wireless communications company he founded in 1995 which grew from start up to a multi-billion market capitalization. He was Chairman of the Crown Castle Board of Directors from 1999 to 2002. Prior to founding Crown Castle, Mr. Miller was involved in the commercial real estate development, management and brokerage business and various investments, including the media business as an original licensee of Blockbuster Video. Mr. Miller is currently Managing Director of Imperium International LLC and President of 4M Investments LLC, both international private investment companies. He is currently the Chairman and majority shareholder of M7 Aerospace LP, an internationally diversified privately held aerospace service, manufacturing and technology company. He is also Vice Chairman and majority shareholder of Intercomp Technologies LLC, a privately held payroll outsourcing company with operations in Europe. Mr. Miller received a Juris Doctor from Louisiana State University and a Bachelor of Business Administration from the University of Texas.

Paul E. Sullivan, age 64, has served as a director since February 2008. Mr. Sullivan is a member of the law firm of Frost Brown Todd, LLC in Lexington, Kentucky. He has practiced law for over 35 years and has a substantial legal practice in complex corporate transactions and commercial litigation within the banking, manufacturing and minerals extraction industries. From 1975 to 1981, Mr. Sullivan practiced in his own law firm in Lexington, Kentucky, which he merged with Brown Todd & Heyburn, predecessor to Frost Brown Todd, in 1981. Prior to that time, Mr. Sullivan served as General Counsel to the Kentucky Department of Banking and Securities and as General Counsel to the Department of Labor for the State of Kentucky. Mr. Sullivan serves on the Board of Directors for the Central Bank and Trust Company (one of the largest Kentucky based banks). In addition to serving as a director, Mr. Sullivan has served on the Bank's audit, trust (chairman) and compensation committees. Mr. Sullivan also serves on the boards of Central Bancshares, Inc., the holding company for the Bank and Central Bank, FSB, an affiliate savings bank. Mr. Sullivan received both a Juris Doctor and a Bachelor of Arts from the University of Kentucky.

Frank Varasano, age 62, has served as a director since November 2007. From 1999 to 2001, Mr. Varasano served as Executive Vice President of Oracle Corporation. Prior to that, Mr. Varasano held several senior management positions during his 26-year tenure at Booz Allen Hamilton. As a Senior Vice President he led Booz Allen Hamilton's largest practice (Engineering and Manufacturing), largest office (New York) and largest regional profit center (United States). He also served on the firm's Board of Directors and Executive Committee. Currently, Mr. Varasano is Chief Executive Officer of a start-up company he founded. From 2005 to 2006, Mr. Varasano served as a director of Loudeye Corporation, serving on the Compensation Committee and the Special Committee that led the analysis and review of the sale of Loudeye to Nokia. Mr. Varasano holds a Masters in Business Administration from Harvard Business School and a Bachelor of Science degree from the United States Naval Academy. He also served as an officer aboard the USS Patrick Henry, a nuclear submarine.

Except as set forth above, none of the above directors holds a directorship in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Executive Officers

In addition to Messrs. Deason and Blodgett, the following were executive officers as of October 10, 2008:

Name	Position with the Company
Tom Burlin	Executive Vice President and Chief Operating Officer
Kevin Kyser	Executive Vice President and Chief Financial Officer
John Rexford	Executive Vice President — Corporate Development
Tom Blodgett	Executive Vice President and Group President — Business Process Solutions
Joseph Doherty	Executive Vice President and Group President — Government Solutions
Michael Huerta	Executive Vice President and Group President — Government Transport Solutions
Derrell James	Executive Vice President and Group President — IT Outsourcing Solutions
Ann Vezina	Executive Vice President and Group President — Commercial Solutions
Tas Panos	Executive Vice President, Corporate Secretary and General Counsel
Laura Rossi	Senior Vice President and Chief Accounting Officer
Lora Villarreal	Executive Vice President and Chief People Officer

Business Experience of each Executive Officer

Other than Messrs. Deason and Blodgett, who are directors and whose business experience has been previously summarized in this document, the following is a summary of the business experience of our executive officers:

Tom Burlin, age 50, has served as Executive Vice President and Chief Operating Officer since May 2007. Prior to that date, Mr. Burlin served as Executive Vice President and Chief Operating Officer — Government Solutions Group from December 2006 to May 2007, and as Executive Vice President and Group President — Government Solutions from June 2005 to December 2006. From July 1979 to May 2005, Mr. Burlin was employed by International Business Machines Corporation, most recently as their General Manager and Partner — U.S. Federal and Global Government.

Kevin Kyser, age 41, has served as Executive Vice President and Chief Financial Officer since September 2007. Prior to that time Mr. Kyser served as Executive Vice President, Finance and Accounting from March 2007 to September 2007, Senior Vice President, Chief Financial Officer - Commercial Solutions from April 2006 to March 2007, Senior Vice President, Investor Relations from September 2001 to April 2006 and as Vice President, Corporate Controller from April 1997 to September 2001. In addition to six years of experience in the oilfield services industry, Mr. Kyser served for approximately three years on the audit staff of KPMG LLP.

John Rexford, age 51, has served as Executive Vice President, Corporate Development since March, 2001. Mr. Rexford served as a director from November 2006 to November 2007. From November 2006 to September 2007 he also served as Executive Vice President and Chief Financial Officer. Prior to March, 2001, Mr. Rexford served as a Senior Vice President in our mergers and acquisitions area beginning November, 1996. For the period from November 1986 until November 1996, Mr. Rexford served in various capacities with Citicorp North America, Inc.

Tom Blodgett, age 55, has served as Executive Vice President and Group President — Business Process Solutions since May 2007. Prior to that time, Mr. Blodgett served as President and Managing Director of our Business Process Solutions Group from July 1998 to May 2007 and as Vice President of ACS Business Process Solutions, Inc. from 1992 to July 1998. Mr. Blodgett was previously with the sales and marketing team of Siemens Nixdorf Information Systems.

Joseph Doherty, age 48, has served as Executive Vice President and Group President — Government Solutions since July, 2008. From March, 1998 until July, 2008, Mr. Doherty served as President, Americas Outsourcing, for Computer Sciences Corporation, a global consulting, systems integration and outsourcing company. Prior to joining Computer Services Corporation, Mr. Doherty had a 20-year career with the U.S. Navy.

Michael Huerta, age 51, has served as Executive Vice President and Group President — Government Transport Solutions since April, 2008. From 2002 until April, 2008, Mr. Huerta served in various managing capacities within our organization. Prior to 2002, Mr. Huerta was an executive with the Salt Lake Organizing Committee for the Olympic Winter Games of 2002 and served in two senior positions at the U.S. Department of Transportation.

Derrell James, age 46, has served as Executive Vice President and Group President — IT Outsourcing Solutions since April, 2008. From October, 2006 to April, 2008, Mr. James served in various managing capacities within our organization, including serving as Senior Managing Director of ACS' Information Technology Outsourcing (ITO) Solutions in the Commercial Solutions Group. Prior to October, 2006, he served in various management positions at EMC Corporation, including Senior Vice President of Technology Solutions.

Ann Vezina, age 45, has served as Executive Vice President and Group President — Commercial Solutions since May 2007. Prior to that date, Ms. Vezina served as Executive Vice President and Chief Operating Officer — Commercial Solutions Group from December 2006 to May 2007, as Executive Vice President and Group President — Commercial Solutions from March 2006 to December 2006, and as Managing Director, Business Process Solutions from May 2003 to March 2006. From July 1985 until May 2003, Ms. Vezina served in various capacities with Electronic Data Systems and was a Client Sales Manager at the time she departed EDS in May 2003.

Tas Panos, age 52, has served as Executive Vice President, Corporate Secretary and General Counsel since January 2008. From May 2002 until January 2008, Mr. Panos served in various managing capacities within our legal department, most recently as Senior Vice President and Group Counsel. From June 1985 to May 2002, Mr. Panos was in private law practice.

Laura Rossi, age 44, has served as Senior Vice President and Chief Accounting Officer since February 2008. From October, 2001 through February 2008, she served as Corporate Controller for the Company. Prior to joining the Company in November 2000, Ms. Rossi held various positions with Bristol Hotels & Resorts and Southmark Corporation.

Lora J. Villarreal, Ph.D., age 64, has served as Executive Vice President and Chief People Officer since May 2007. Prior to that date, Ms. Villarreal served as Senior Vice President and Chief People Officer from May 1998 to May 2007. Ms. Villarreal has served in several capacities in her more than 20 years of experience in human resources, including as Vice President at Transamerica Real Estate Information Companies and First Data Resources, Inc.

Corporate Governance

Director Independence

On February 3, 2004, our Board of Directors restated our Director Independence Standards to be consistent with the independence standards set forth in Section 303A.02 of the New York Stock Exchange ("NYSE") Listing Standards. The Board of Directors has made an affirmative determination that Messrs. Druskin, Krauss, Miller, Sullivan and Varasano are independent and have no material relationship with the Company. The Director Independence Standards can be located on our web site at www.acs-inc.com under the "Investor Relations" and "Corporate Governance" captions.

Audit Committee

Until November 21, 2007 our Audit Committee consisted of three independent directors (Messrs. Frank A. Rossi (Chairman), Dennis McCuistion and Robert B. Holland, III). On November 21, 2007, Messrs. Rossi, McCuistion and Holland and the other independent directors resigned from the Board of Directors, and Messrs. Krauss, Miller, Varasano and Richard W. Spears were appointed to the Board of Directors. On November 25, 2007, the Board of Directors appointed Messrs. Krauss (Chairman), Miller and Spears to the Audit Committee. On January 5, 2008, Mr. Spears passed away. On February 23, 2008, Mr. Sullivan was appointed as a director and our Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Sullivan. On March 19, 2008, Mr. Druskin was appointed as a director and our Audit Committee was reconstituted to consist of Messrs. Krauss (Chairman), Miller and Druskin. All of the aforementioned Audit Committee members are independent as defined in the NYSE listing standards. Upon consideration of the attributes of an audit committee financial expert as set forth in Section 407(d) of Regulation S-K promulgated by the SEC, the Board of Directors determined that Mr. Krauss (i) possessed those attributes, which were gained through his experience as summarized in this Item 10 under the caption "Directors" and he was designated as the Audit Committee Financial Expert and (ii) is independent, as defined in the NYSE listing standards.

Stockholder and Interested Party Communications

Stockholders and other interested parties may communicate with any member of the Board of Directors, including in their capacities as members of committees of the Board of Directors, or in the alternative, with the non-management directors as a group by submitting an e-mail to director@acs-inc.com or by sending a written communication to: ACS Board of Directors, Affiliated Computer Services, Inc., c/o ACS Ethics Office, 2828 N. Haskell, Bldg 1, 9th Floor, Dallas, Texas 75204. Stockholders and other interested parties may also call toll free and leave a message for the Board of Directors, the presiding director or the non-management directors at (800) 443-1946.

Code of Conduct

We are dedicated to earning the trust of our clients and investors and our actions are guided by the principles of honesty, trustworthiness, integrity, dependability and respect. Our Board of Directors has adopted a Code of Ethical Business Conduct that applies to all employees and directors and a Code of Ethics for Senior Financial Officers that applies to designated financial and accounting officers, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Both of these codes are posted on our web site at www.acs-inc.com under the captions "Investor Relations" and "Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics for Senior Financial Officers, if any, by posting such information on our web site at www.acs-inc.com under the captions "Investor Relations" and "Corporate Governance." Our Code of Ethical Business Conduct and our Code of Ethics for Senior Financial Officers are also available free of charge to any stockholder upon written request to 2828 North Haskell Avenue, Dallas, Texas 75204, Attention: Tas Panos, Corporate Secretary.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who beneficially own more than 10% of our outstanding common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock held by such persons within a specified period of time. These persons are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and without further inquiry, all required forms for fiscal year 2008 were filed on time except as indicated in the remainder of this paragraph. The Company filed Forms 3 on April 24, 2008 for James Derrell and Michael Huerta related to their appointment as executive officers on April 1, 2008. The Company also filed Forms 4 for James Derrell and Michael Huerta on July 9, 2008 for the grant of 50,000 options each on May 22, 2008. In addition, the Company filed a Form 4 for Darwin Deason on June 16, 2008 related to his transfer of 20,000 shares on November 21, 2007 and his reacquisition of those shares on May 14, 2008 and filed a Form 4 for Paul Sullivan on February 29, 2008 for the grant of 50,000 options on February 23, 2008.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Our general compensation philosophy is that total compensation should vary based on our achievement of defined financial and non-financial goals and objectives, both individual and corporate. The Company's compensation structure centers around a "pay for performance" philosophy. Base salaries for our managers are generally maintained at a level below the market median, but managers have the opportunity to receive bonuses if their individual performance and the performance of their business unit meet certain goals, which if full bonuses are earned, results in their total compensation exceeding the market median. This philosophy applies more generally to all of our officers and senior management personnel, with the level of variability and the proportionate amount of bonus compensation increasing as the employee's level of responsibility increases. Each executive officer's bonus is based on our achievement of defined financial goals and objectives, based only on consolidated corporate results. Our named executive officers for fiscal year 2008 (the "named executive officers") were Darwin Deason, Chairman of the Board of Directors; Lynn Blodgett, President and Chief Executive Officer; Tom Burlin, Executive Vice President and Chief Operating Officer; John Rexford, Executive Vice President, Corporate Development (and our Executive Vice President and Chief Financial Officer from November 2006 to September 2007), Kevin Kyser, Executive Vice President and Chief Financial Officer (from September 2007) and Tom Blodgett, Executive Vice President and Group President- Business Process Solutions.

Our executive compensation program is overseen and administered by the Compensation Committee, which is comprised entirely of independent directors as determined in accordance with various NYSE, SEC and Internal Revenue Code rules. The Compensation Committee has reviewed current compensation practices and identified the following key strategic compensation design objectives:

- to attract and retain qualified, motivated executives;
- to closely align the financial interests of our executives with both the short and long-term interests of our stockholders;
- to promote fair treatment of all employees; and
- to encourage equity ownership by our executives.

Comparative Review

Our executive compensation program is intended to provide our named executive officers with overall levels of compensation that are competitive within the business process and information technology outsourcing industry, as well as within a broader spectrum of companies of similar size and complexity. In fiscal year 2008, our President and Chief Executive Officer, Lynn Blodgett reviewed compensation and bonus information for the Company's executive officers other than himself and submitted compensation recommendations to Mr. Deason and the Compensation Committee. In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

In setting executive compensation for fiscal year 2008, the Compensation Committee relied on information provided by Mercer Human Resource Consulting with respect to the compensation of the chief executive officer, chief operating officer and chief financial officer of our outsourcing peers, who were selected without regard to revenue or market capitalization. The companies included in the outsourcing peer group were Accenture Ltd., Automatic Data Processing, Inc., Computer Sciences Corporation, Convergys Corporation, DST Systems, Inc., Electronic Data Systems Corporation, First Data Corporation, Fiserv, Inc., Hewitt Associates, Inc., Sabre Holdings Corporation, Perot Systems Corporation and Unisys Corporation. The peer group comparison was also used by Mr. Deason to make recommendations to the Compensation Committee for fiscal year 2008 executive compensation. The Compensation Committee used the comparative peer group information in considering and approving the recommendation of Mr. Deason.

Based on the information provided by Mercer Human Resource Consulting, the compensation paid to our Chief Executive Officer, Mr. Blodgett, and our Chief Operating Officer, Mr. Burlin, in fiscal year 2008 was between the median and 75th percentile for companies in our outsourcing peer group. The compensation paid in fiscal year 2007 to our Chief Financial Officer, who at the time of the study was Mr. Rexford, was above the top 75th percentile for companies in our outsourcing peer group. Mr. Rexford's compensation was greater than that of most of the other chief financial officers because a portion of his compensation was attributable to commission based payments related to mergers and acquisitions activity in connection with his ongoing role in our corporate development efforts.

Elements of Compensation

There are six major elements that comprise our compensation program for certain of our executive officers, including our named executive officers: (i) base salary; (ii) annual incentive opportunities, such as bonuses; (iii) long-term incentives — our stock incentive plans; (iv) generally available benefit programs; (v) executive perquisites; and (vi) change of control agreements. ACS has selected these elements because each is considered useful and necessary to meet one or more of the principal objectives of our compensation policy. For example, base salaries and bonus target percentages are set with the goal of attracting employees and adequately compensating and rewarding employees on a day-to-day basis for the time spent and the services they perform, while our equity programs are geared toward providing an incentive and reward for the achievement of long-term business objectives and retaining key talent. The Compensation Committee believes that these elements of compensation, when combined, are effective, and will continue to be effective, in achieving the objectives of our compensation program.

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to certain executives of public companies with the exception of certain "performance-based" compensation. Our goal is to structure as many components of our executive officers' compensation as possible to qualify as "performance-based" to the extent doing so is in the best interests of the Company and our stockholders. However, certain forms and amounts of compensation may exceed the $1 million deduction limitation from year to year. Based on the rapidly changing nature of the industry, as well as the continued competitive market for outstanding leadership talent, the Compensation Committee believes it is appropriate and competitive to provide adequate compensation, even though it may not be fully tax-deductible.

The Compensation Committee reviews our compensation program on an annual basis, including each of the above elements. Retirement benefits for Mr. Deason are reviewed from time to time to ensure that benefit levels remain competitive but are not included in the annual determination of his compensation package. In setting compensation levels for a particular executive, the Compensation Committee takes into consideration the proposed compensation package as a whole and each element individually, as well as our stock ownership guidelines and the executive's past and expected future contributions to our business.

• ***Base Salaries***

Each executive officer's base salary is reviewed at least annually and is subject to adjustment on the basis of individual, corporate and, in some instances, business unit performance. The Compensation Committee considers competitive, inflationary and market survey considerations, as well as salaries for comparable positions. As discussed in the section entitled "Comparative Review" above, we utilized a report prepared by Mercer Human Resource Consulting in determining base salaries for selected executive officers for fiscal years 2008 and 2009. Other factors in determining any adjustment of base salary include consideration of relative levels of responsibility, amount of business experience and future potential. Our Chief Executive Officer also provides a recommendation regarding the compensation for executive officers other than himself. In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

At a meeting of our Compensation Committee in August 2008, the salaries for our current named executive officers for fiscal year 2009 were approved. Mr. Deason's base salary under his employment agreement increased from $924,158 to $1,017,437, Mr. Lynn Blodgett's base salary increased from $750,000 to $850,000, Mr. Burlin's base salary increased from $500,000 to $600,000, Mr. Rexford's base salary increased from $500,000 to $515,000, Mr. Kyser's base salary increased from $330,000 to $430,000 and Mr. Tom Blodgett's base salary increased from $425,000 to $465,000. Based on information provided by Mercer Human Resource Consulting, the fiscal year 2009 base salaries paid to our Chief Executive Officer, Mr. Lynn Blodgett, our Chief Operating Officer, Mr. Burlin, and our Chief Financial Officer, Mr. Kyser, was below the median for these positions for companies in our outsourcing peer group and consistent with the Company's compensation philosophy for base salaries.

• ***Incentive Bonus***

Fiscal Year 2008 Bonus Plan

Approximately seven hundred (700) of our officers and other senior management personnel were participants in our Fiscal Year 2008 Bonus Plan (the "FY08 Bonus Plan") at the end of that fiscal year, including all of our named executive officers and certain other officers who were not named executive officers. Certain additional employees received discretionary bonus payments from the FY08 Bonus Plan.

Performance goals were established for groups as follows:

Consolidated ACS	The Consolidated ACS performance goals are established to ensure that certain consolidated corporate criteria are met before bonuses are paid. The percentage of achievement against the performance goals is multiplied by the percentage of achievement of the ACS Corporate or Business Unit performance goals, as applicable.
ACS Corporate	The bonus of each of the executive officers is determined based on the achievement of performance goals in this group.
Business Unit	The business unit calculation is determined by the achievement of performance goals for each business segment — Commercial Solutions and Government Solutions.

The performance goals established for each group are equally weighted in determining the achievement of performance goals. The performance goals for the FY08 Bonus Plan were: revenue growth, growth in earnings before interest and taxes; and a cash flow metric (determined as earnings before interest, taxes, depreciation and amortization, plus non-operating (income) expense (excluding intercompany interest), plus equity compensation expense per SFAS 123(R), less such unusual items such as gain or loss on divestiture, plus/minus capital expenditures and additions to intangible assets (per the cash flow statement), plus/minus changes in accounts receivables and unearned revenue (per the cash flow statement)). ACS Corporate includes all of the above performance goals in addition to growth in consolidated earnings per share. Our named executive officers had no individual bonus goals and are evaluated under the ACS Corporate performance goals.

No bonuses would have been payable if the Company's growth in consolidated earnings before interest and taxes was less than 4% and no bonuses would have been payable to business unit participants in the FY08 Bonus Plan if that particular business unit's growth in earnings before interest and taxes was less than 5%. The FY08 Bonus Plan performance goals were approved by the Compensation Committee.

For executive officers, the FY08 Bonus Plan required the exclusion of items that it determined were unusual or one time events that were not indicative of the performance of the named executive officers for the year from the calculation of the financial metrics used to determine bonus achievement. Adjustments made to financial metrics in one fiscal year are carried forward to the next fiscal year to determine bonus achievement for that next fiscal year. Most metrics are based on growth from the prior year results. Since the FY08 Bonus Plan allows, and in some cases requires, adjustments to actual results to determine the current year bonus achievement, we subsequently make these same adjustments when setting the baseline used for the subsequent year growth metrics.

In fiscal year 2008, the operating income was adjusted to exclude certain unusual items, principally certain legal costs related to the ongoing stock option investigations and potential sale of the Company and the shareholder derivative lawsuits and the and divestiture-related gains on sale.

We have not disclosed target levels with respect to specific quantitative or qualitative performance-related factors considered by the Compensation Committee because disclosure of the specific performance goals would give our competitors information that could be leveraged for competitive advantage which would result in competitive harm to the Company. The maximum bonus that any executive officer received for the fiscal year 2008 under the FY08 Bonus Plan was $1,117,656. The Compensation Committee certified the achievement of the performance goals before the bonuses were paid. We believe that the target levels of performance are generally difficult to achieve and the likelihood of attaining the goals is not assured. For instance, in fiscal year 2008, executive officers earned from 0% to approximately 50% of the maximum bonus under the FY08 Bonus Plan.

In August 2008, the Committee and Board of Directors established a Senior Executive Annual Incentive Plan, which is expected to be presented to stockholders for their approval at our fiscal year 2008 Annual Meeting of Stockholders, as well as a Fiscal Year 2009 Management Bonus Plan. We intend for the two plans to, in general, have similar ACS Corporate performance goals.

• ***Long Term Incentives — Our Stock Incentive Plans***

We provide long-term incentive compensation through awards of stock options that generally vest over multiple years. Our equity compensation program is intended to align the interests of the participants, including our named executive officers, with those of our stockholders by creating an incentive for our named executive officers to maximize stockholder value. The equity compensation program also is designed to encourage our named executive officers to remain employed with ACS despite a very competitive labor market.

We granted stock options to our named executive officers in fiscal year 2008 under our 2007 Equity Incentive Plan. All proposed stock option grants to employees, including executive officers, are considered and, if deemed acceptable to the Compensation Committee, approved at a formal meeting of the Compensation Committee. Under the Company's stock option grant policy adopted on May 25, 2006 and revised on January 22, 2007 (hereafter, our "Stock Option Grant Policy"), among other things: (i) a formal meeting to approve option grants to employees is held on August 15th of each year; (ii) a formal meeting to approve option grants to new hires, employees receiving a grant in connection with a promotion, or persons who become ACS employees as a result of an acquisition are to usually be held on the day prior to or the day of our regularly scheduled quarterly Board of Directors meeting; (iii) the date of the formal meeting at which a grant is approved is the option grant date; and (iv) the exercise price for each approved grant will not be less than the fair market value of a share of the Company's Class A common stock on the date of grant which shall be determined by reference to the closing price for such stock on such date on the NYSE; provided that if a grant is made on a date when the NYSE is closed, then the fair market value of a share of the Company's Class A common stock on the date of grant shall be determined by reference to the closing price for such stock on the last day prior to the stock option grant date on which the NYSE was open for trading activities.

On August 15, 2007, the Compensation Committee granted the following number of options to the named executive officers under the 2007 Equity Incentive Plan (with those options having a forfeiture provision in case a change in control occurred within six months after grant), with the understanding that no grants would likely be made to the named executive officers in 2008: 400,000 options to

Lynn Blodgett; 150,000 options to John Rexford; 200,000 to Tom Burlin and 150,000 to each of Kevin Kyser and Tom Blodgett. On August 15, 2008, the Compensation Committee granted no options to the named executive officers under the 2007 Equity Incentive Plan.

• ***Generally Available Benefit Programs***

We also offer a number of other benefits to our named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefit programs include accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, wellness programs, relocation/expatriate programs and services, educational assistance and certain other benefits.

Retirement Benefits

To assist our employees in accumulating funds for retirement (or for other purposes permitted by our plans) we provide our employees, including our named executive officers, the opportunity to participate in the ACS Savings Plan and the ACS Supplemental Savings Plan. For a description of these two plans, please see the section entitled "Retirement Benefits" below. While a small number of our non-executive employees may participate in pension or defined benefit plans, we offer the ACS Savings Plan and the ACS Supplemental Savings Plan in lieu of pension or defined benefit plans to our general employee base, including our named executive officers. In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

Mr. Deason's Supplemental Executive Retirement Agreement and Employment Agreement

In recognition of his efforts on behalf of the Company and his determination to position the Company for future growth, in fiscal year 1999 we entered into a Supplemental Executive Retirement Agreement and an employment agreement with our Chairman, Darwin Deason. A description of the Supplemental Executive Retirement Agreement, including amounts payable to Mr. Deason under the agreement, is set forth in the section entitled "Mr. Deason's Supplemental Executive Retirement Agreement" below. A description of Mr. Deason's employment agreement, as amended in fiscal year 2008, including amounts payable to Mr. Deason under the agreement, is set forth in the sections entitled "Mr. Deason's Amended Employment Agreement" below and "Post-Termination Benefits — Mr. Deason's Amended Employment Agreement" below.

• ***Perquisites***

The Compensation Committee reviews and approves any perquisites offered to executives. The Company offers the Executive Benefit Plan to promote the health and well-being of our executives, maximize the value of the compensation provided by the Company and minimize the time that executives spend managing personal affairs so that they may devote their full attention to Company business. While the Compensation Committee does not consider perquisites to be a significant component of executive compensation, it recognizes that such perquisites are an important factor in attracting and retaining talented executives. A description of the Executive Benefit Plan and other perquisites offered to our executive officers are set forth in the section entitled "Perquisites" below.

• ***Termination of Employment and Change of Control Benefits***

In fiscal year 2008, all of our named executive officers had written change of control or employment agreements for benefits that were due to them upon a change of control. In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

We believe that these change of control benefits are important to our ability to recruit executive officers. We also believe these benefits allow us to retain executives during times of unforeseen events when the executive's future is uncertain, but continued employment of the executives may be necessary for the Company.

Additional information regarding the change of control payments and severance benefits payable to our named executive officers, including estimates of the amounts payable under such agreements assuming a change of control or termination as of June 30, 2008, is set forth in the section entitled "Post Termination Benefits" below.

Stock Ownership Guidelines

On April 19, 2007 the Board of Directors revised the Company's guidelines for stock ownership by the Company's directors and executive officers, which were originally adopted by the Board of Directors in September 2003. The Board of Directors may evaluate whether exceptions should be made to the guidelines for any director or executive officer and may from time to time change such guidelines.

The revised policy generally provides as follows:

- Our Chief Executive Officer is required to own, within five years after he or she becomes subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of five times his or her annual base salary.

- Our other executive officers are required to own, within five years after he or she becomes subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of three times his or her annual base salary.

- Independent directors serving on the Board of Directors are required to own, within three years after they become subject to the guidelines, shares of our Class A common stock having a value equal to a minimum of three times their annual retainer.

- Vested options to purchase Class A common stock may be counted as shares owned in determining compliance with the guidelines.

All of our executive officers either hold shares and vested options in sufficient number to comply with the minimum ownership requirements of the revised policy or are expected to acquire a sufficient number to comply with the minimum ownership requirements when they would be subject to the revised policy. Our independent directors currently subject to the guidelines have not yet completed three years of service and therefore are not yet subject to the minimum requirements of the revised policy.

Report of the Compensation Committee

The Compensation Committee reviewed and discussed with management of the Company the foregoing Compensation Discussion and Analysis. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this document.

Compensation Committee

TED B. MILLER JR.*(CHAIRMAN)
PAUL E. SULLIVAN*
FRANK VARASANO*

Notwithstanding any statement in any of our filings with the SEC that might incorporate part or all of any future filings with the SEC by reference, including this document, the foregoing Report of the Compensation Committee is not incorporated by reference into any such filings.

* Each of Messrs. Miller and Varasano has served as a member of the Compensation Committee since November 25, 2007. Mr. Sullivan has served as a member of the Compensation Committee since March 19, 2008. Messrs. Miller, Sullivan and Varasano were not involved in and did not participate in any decision of the Compensation Committee prior to the date that they joined the Compensation Committee.

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS 2008 AND 2007

The following table shows compensation information for our 2008 and 2007 fiscal years for our named executive officers:

Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Darwin Deason	2008	$923,911	—	—	$ 102,411(4)	$1,772,856	$(122,911)	$312,233(6)	$2,988,500
Chairman of the Board	2007	916,053	—	—	2,048,835(4)	1,835,468	952,710(5)	219,033(6)	5,972,099
Lynn Blodgett	2008	750,000	—	—	2,647,985	1,127,025	—	209,144(7)	4,734,154
President & Chief Executive Officer	2007	695,769	—	—	1,767,183	1,200,000	—	29,985(7)	3,692,937
Kevin Kyser	2008	321,922	—	—	617,339	292,677	—	27,714(8)	1,259,652
Executive Vice President and Chief Financial Officer (starting September 18, 2007)	2007	253,060	—	—	140,347	286,000	—	6,287(8)	685,694
John Rexford	2008	500,000	—	—	1,128,992	459,608		22,579(9)	2,111,179
Executive Vice President, Corporate Development (Executive Vice President and Chief Financial Officer until September 18, 2007)	2007	429,108	—	—	796,062	600,000	—	291,419(9)	2,116,589
Tom Burlin	2008	500,000	—	—	968,079	464,813	—	58,307 (10)	1,991,199
Executive Vice President and Chief Operating Officer	2007	420,913	—	—	542,306	600,000	—	25,454 (10)	1,588,673
Tom Blodgett	2008	425,000	—	—	895,340	404,626		26,648 (11)	1,751,614
Executive Vice President and Group President—Business Process Solutions	2007	338,066	—	—	504,294	277,478	—	2,447 (11)	1,122,285

(1) We did not grant any stock awards to our named executive officers during fiscal year 2008 or 2007.

(2) The amount shown for each executive officer is the compensation cost recognized in our financial statements for fiscal year 2008 or 2007, as applicable, related to outstanding grants of stock options to each named executive officer to the extent we recognized compensation expense in such fiscal year for such awards in accordance with the provisions of SFAS 123(R). All of Mr. Deason's outstanding option grants were related to prior years. For a discussion of valuation assumptions used in the

SFAS 123(R) calculations, see Note 2 of the Notes to our Consolidated Financial Statements included in our Original Filing. We did not grant any stock appreciation rights to our named executive officers during fiscal year 2008 or 2007.

(3) The amounts shown for 2008 were earned under our FY08 Bonus Plan or were paid to the named executive officers in connection with the Company's agreement to pay them the difference between the original option grant price and the grant price on the revised measurement date, if applicable, when the Company re-priced all or a portion of their outstanding option grants to avoid adverse tax consequences to individual option holders, with the named executive officers receiving these cash reimbursements for the option grant price amendments: Mr. Deason, $655,200; Mr. Lynn Blodgett, $401,398; Mr. Kyser, $53,220; Mr. Rexford, $96,796; Mr. Burlin, $102,000 and Mr. Tom Blodgett, $82,408. For a discussion of the option grant price amendments, see Note 20 of the Notes to our Consolidated Financial Statements included in the Original Filing. For a description of the FY08 Bonus Plan, please see the section entitled "Compensation Discussion & Analysis — Incentive Bonus" below. The amounts shown for 2007 were earned under our FY07 Bonus Plan or our Special Executive FY07 Bonus Plan.

(4) As discussed in the section entitled "Certain Executive Arrangements" below, stock option grants were made to Mr. Deason to fund his Supplemental Executive Retirement Agreement. The Company recognized $0 and $1,159,005 of compensation costs in our financial statements for fiscal years 2008 and 2007, respectively, in accordance with the provisions of SFAS 123(R) related to the stock option grants made to fund the Supplemental Executive Retirement Agreement of Mr. Deason. That compensation cost is excluded from the compensation cost reflected in the Option Awards column.

(5) We estimate that our obligation with respect to Mr. Deason under his Supplemental Executive Retirement Agreement decreased from $9,120,998 on June 30, 2007 to $8,998,087 on June 30, 2008.

(6) Represents $112,921 and $102,110 in non-business use of corporate aircraft calculated or based on the incremental cost to the Company in fiscal year 2008 and 2007, respectively, $4,604 and $5,228 in auto expense in fiscal year 2008 and 2007, respectively, $8,367 and $9,002 in group life insurance for fiscal year 2008 and 2007, respectively, $52,607 and $4,799 in tax and estate planning services for fiscal year 2008 and 2007, respectively, $127,346 and $86,219 in accounting and administrative services for fiscal year 2008 and 2007, respectively and $6,388 and $11,675 in medical costs under the Executive Medical Plan for 2008 and 2007, respectively. We maintain an overall security program for Mr. Deason due to business-related security concerns. Mr. Deason is provided with security systems and equipment as well as security advice and personal protection services. The cost of these systems and services are incurred as a result of business-related concerns and are not maintained as perquisites or otherwise for the personal benefit of Mr. Deason. As a result, we have not included such costs in the "All Other Compensation" column. We expended $480,698 in fiscal year 2008 and $423,011 in fiscal year 2007 for such security advice and personal protection services. With regard to the personal protection services, other executive officers and members of our Board of Directors receive the incidental benefit of these services when attending a meeting or other function at which Mr. Deason is also present; such incidental benefit has not been calculated or allocated for purposes of this table.

(7) Represents $9,210 and $1,402 in non-business use of corporate aircraft calculated or based on the incremental cost to the Company in fiscal year 2008 and 2007, respectively, $1,932 and $1,555 in group life insurance for fiscal year 2008 and 2007, respectively, $6,989 and $6,988 in long term disability insurance for fiscal year 2008 and 2007, respectively, $7,898 and $20,040 in medical costs under the Executive Medical Plan for fiscal year 2008 and 2007, respectively, $160,406 in relocation costs for fiscal year 2008, $2,875 and $0 in matching ACS Savings Plan contributions for fiscal year 2008 and 2007, respectively, $7,500 and $0 in tax and estate planning services for fiscal year 2008 and 2007, respectively and $12,334 and $0 in awards in fiscal year 2008 and 2007, respectively.

(8) Represents $293 and $192 in group life insurance in fiscal year 2008 and 2007, respectively, $5,410 and $0 in long term disability insurance in fiscal year 2008 and 2007, respectively, $4,211 and $3,609 in matching ACS Savings Plan contributions in fiscal year 2008 and 2007, respectively, $7,061 and $2,486 in medical costs under the Executive Medical Plan in fiscal year 2008 and 2007, respectively, and $10,739 and $0 in awards in fiscal year 2008 and 2007, respectively.

(9) Represents $1,242 and $860 in group life insurance for fiscal year 2008 and 2007, respectively, $7,824 and $8,844 in long term disability insurance for fiscal year 2008 and 2007, respectively, $4,125 and $6,230 in matching ACS Savings Plan contributions for 2008 and 2007, respectively, $7,243 and $7,638 in medical costs under the Executive Medical Plan for fiscal year 2008 and 2007, respectively, $1,000 and $0 in tax and estate planning services for fiscal year 2008 and 2007, respectively, $1,145 and $0 in awards for fiscal year 2008 and 2007, respectively, and $0 and $267,847 in commission

payments related to mergers and acquisitions activity for fiscal year 2008 and 2007, respectively. A part of Mr. Rexford's compensation in fiscal year 2007 was tied to commission payments for closed mergers and acquisitions based on a target percentage related to revenue acquired by the Company in such transactions.

(10) Represents $1,242 and $913 in group life insurance in fiscal year 2008 and 2007, respectively, $5,463 and $24,541 in medical costs under the Executive Medical Plan in fiscal year 2008 and 2007, respectively, $1,840 and $0 in matching ACS Saving Plans contributions in fiscal year 2008 and 2007, respectively, $1,165 and $0 in awards in fiscal year 2008 and 2007, respectively, $5,964 and $0 in long term disability insurance in fiscal year 2008 and 2007, respectively, and $42,633 of relocation costs in fiscal year 2008.

(11) Represents $1,485 and $961 in group life insurance in fiscal year 2008 and 2007, respectively, $3,624 and $0 in medical costs under the Executive Medical Plan in fiscal year 2008 and 2007, respectively, $1,765 and $1,486 in matching ACS Saving Plans contributions in fiscal year 2008 and 2007, respectively, $9,808 and $0 in awards in fiscal year 2008 and 2007, respectively, $7,466 and $0 in long term disability insurance in fiscal year 2008 and 2007, respectively, and $2,500 in tax planning services for fiscal year 2008.

Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our named executive officers during fiscal year 2008, which ended on June 30, 2008.

Grants of Plan-Based Awards
For Fiscal Year 2008

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/ share)	Grant Date Fair Value of Stock and Option Awards ($) (2)
Name	Grant Date	Thres-hold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Darwin Deason	9/24/07	—	—	$ 2,310,395	—	—	—	—	—	—	—
Lynn Blodgett	7/9/07	—	—	—	—	—	—	—	60,000	$ 59.13	$ 889,168
	8/15/07	—	—	—	—	—	—	—	400,000	50.29	4,950,153
	9/24/07	—	—	1,500,000	—	—	—				
John Rexford	7/9/07	—	—	—	—	—	—	—	25,000	59.13	370,487
	8/15/07	—	—	—	—	—	—	—	150,000	50.29	1,856,307
	9/24/07	—	—	750,000	—	—	—	—			
Tom Burlin	8/15/07	—	—	—	—	—	—	—	200,000	50.29	2,475,076
	9/24/07	—	—	750,000	—	—	—	—			
Kevin Kyser	8/15/07	—	—	—	—	—	—	—	150,000	50.29	1,856,307
	9/24/07	—	—	495,000	—	—	—	—			
Tom Blodgett	8/15/07								150,000	50.29	1,856,307
	9/24/07			637,500							

(1) Amounts shown represent the maximum awards that could be earned by our named executive officers under the FY08 Bonus Plan for fiscal year 2008. Actual bonuses paid under this plan for fiscal year 2008 are shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) The value of an option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123(R). The exercise price for each option grant is 100% of the fair market value of a share of the Company's Class A common stock on the date of grant which was determined by reference to the closing price for the stock on the grant date on the NYSE. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of the Company's common stock at such date in the future when the option is exercised. These options were granted under our 2007 Stock Incentive Plan and generally vest and become exercisable 20% on each of the first five anniversary dates of the grant date.

For a description of our stock plans, see Note 2 of the Notes to our Consolidated Financial Statements included in the Original Filing.

Retirement Benefits

ACS Savings Plan. The ACS Savings Plan is a defined contribution plan with a 401(k) feature. We currently match 25% of the first 6% of eligible compensation that an employee contributes to the ACS Savings Plan per year. The contributions to the plan are made by us for each of our executive officers on the same terms as applicable to all other employees. Contributions to the plan cannot be made after an employee earns $225,000 in earnings during the year. A participant becomes 50% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes two years of service, and becomes 100% vested in the ACS match portion of his or her contribution to the ACS Savings Plan after the participant completes three years of service or, if earlier, the participant becomes disabled or dies, or in the case of a termination of the ACS Savings Plan. If a participant's service terminates before he or she is vested, the participant will forfeit the unvested portion of the ACS match and any earnings thereon. Employees who are defined as Highly Compensated Employees ("HCE") in accordance with the Internal Revenue Service guidelines may be "capped" annually at a specified deferral rate. The cap for calendar years 2007 and 2008 was 5% of eligible earnings. This "cap" will be determined annually based on the results of the ACS Savings Plan's discrimination testing. Contributions to the plan are capped at $15,500 per year.

ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCEs of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We match 25% of the first 1% of eligible compensation that an employee contributes to the ACS Supplemental Savings Plan per year if he or she is enrolled in the ACS Savings Plan, described above, and his or her contributions to the ACS Savings Plan are "capped" by the Company.

Perquisites

We offer the Executive Benefit Plan to promote the health and well-being of our executives, including our named executive officers. The Executive Benefit Plan consists of the following components:

- Executive Medical Plan. Under the Executive Medical Plan, which is a fully insured plan of up to $25,000 per participant, normal and customary medical, dental and vision care costs for executives and their immediate family members are paid by us. We do not pay non-medically necessary costs, such as cosmetic surgery. If costs paid by the Company exceed $25,000 or relate to services or supplies considered experimental, investigational or under clinical investigation, then the medical expenses that exceed the $25,000, along with any expenses for experimental, investigational or under clinical investigation services or supplies, are imputed as income to the executive.

- Executive Long-Term Disability Plan. Certain of our executive officers are eligible to participate in our Executive Long-Term Disability Plan which provides additional long-term disability coverage through age 65 for certain of our executive officers in addition to the standard policy provided to each of our employees.

- Prescription Benefit. Paid prescription coverage up to 100% for our executive officers and their immediate family members.

- Annual Physical Examination. Reimbursement of up to $1,000 annually for any physical examination for the executive officer, and up to $500 annually for any physical examination for the executive officer's spouse, performed by a designated physician or other licensed physician of their choice.

- Estate Planning Services. Our executive officers receive a benefit of up to $25,000 for initial estate planning services and up to $10,000 per annum for subsequent services.

- Income Tax Preparation. Each of our executive officers may be reimbursed, up to $1,000 per annum, for income tax preparation services for preparation of their income tax returns.

Additionally, we pay the annual dues for club memberships for a limited number of executive officers, including Darwin Deason, Lynn Blodgett, Tom Burlin and John Rexford. The memberships are intended to be used primarily for business purposes, although the applicable executive officers may use the club for personal purposes. Executive officers are required to pay all costs related to their personal use of the club.

Equity Compensation Plan Information

The following table summarizes certain information related to our stock option and employee stock purchase plans for the fiscal year ended June 30, 2008.

Outstanding Equity Awards at Fiscal 2008 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason	240,000	—	—	$ 35.75	07/23/12	—	—	—	—
	360,000	—	—	37.57	07/23/12	—	—	—	—
Lynn Blodgett	800	—	—	44.87	9/26/11	—	—	—	—
	30,000	—	—	35.75	7/23/12	—	—	—	—
	45,000	—	—	37.57	7/23/12	—	—	—	—
	80,000	20,000(1)	—	44.10	8/11/13	—	—	—	—
	60,000	40,000(2)	—	51.90	7/30/14	—	—	—	—
	120,000	80,000(3)	—	50.25	3/18/15	—	—	—	—
	28,000	112,000(4)	—	49.55	12/9/16	—	—	—	—
	—	60,000(5)	—	59.13	7/9/17	—	—	—	—
	—	400,000(6)	—	50.29	8/15/17	—	—	—	—
John Rexford	40,000	10,000(7)	—	44.10	8/11/13	—	—	—	—
	15,000	10,000(8)	—	51.90	7/30/14	—	—	—	—
	60,000	40,000(9)	—	50.25	3/18/15	—	—	—	—
	15,000	60,000(10)	—	49.55	12/9/16	—	—	—	—
	—	25,000(11)	—	59.13	7/9/17	—	—	—	—
	—	150,000(12)	—	50.29	8/15/17	—	—	—	—
Tom Burlin	60,000	40,000(13)	—	51.83	6/13/15	—	—	—	—
	20,000	80,000(14)	—	49.55	12/9/16	—	—	—	—
	—	200,000(15)	—	50.29	8/15/17	—	—	—	—
Kevin Kyser	2,000	—	—	35.75	7/23/12	—	—	—	—
	3,000	—	—	37.57	7/23/12	—	—	—	—
	1,500	—	—	43.00	7/21/13	—	—	—	—
	4,500	1,500(16)	—	44.10	7/21/13	—	—	—	—
	4,500	3,000(17)	—	51.90	7/30/14	—	—	—	—
	2,000	3,000(18)	—	52.99	9/13/15	—	—	—	—
	5,000	20,000(19)	—	49.62	8/15/16	—	—	—	—
	10,000	40,000(20)	—	59.13	6/14/17	—	—	—	—
	—	150,000(21)	—	50.29	8/15/17	—	—	—	—
Tom Blodgett	8,800	—		44.87	9/26/11				
	8,000	—		37.57	7/23/12				
	8,000	4,000(22)		44.10	7/21/13				
	8,000	8,000(23)		51.90	7/30/14				
	60,000	40,000(24)		50.25	3/18/15				
	10,000	40,000(25)		59.13	6/14/17				
	—	150,000(26)		50.29	8/15/17				

(1) This option was granted on August 11, 2003. 20,000 shares became exercisable on August 11, 2008. All of the options listed would, to the extent not otherwise exercisable, be accelerated and become fully exercisable upon the occurrence of a "change of control" (as defined in the applicable plan).

(2) This option was granted on July 30, 2004. 20,000 shares became exercisable on July 30, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on July 30, 2009.

(3) This option was granted on March 18, 2005. 40,000 shares became exercisable on March 18, 2008. Assuming continued employment with the Company, 40,000 shares will become exercisable on March 18 of each of 2009 and 2010.

(4) This option was granted on December 9, 2006. 28,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 28,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(5) This option was granted on July 9, 2007. 12,000 shares became exercisable on July 9, 2008. Assuming continued employment with the Company, 12,000 shares will become exercisable on July 9 of each of 2009, 2010, 2011 and 2012.

(6) This option was granted on August 15, 2007. 80,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 80,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

(7) This option was granted on August 11, 2003. 10,000 shares became exercisable on August 11, 2008.

(8) This option was granted on July 30, 2004. 5,000 shares became exercisable on July 30, 2008. Assuming continued employment with the Company, 5,000 shares will become exercisable on July 30, 2009.

(9) This option was granted on March 18, 2005. 20,000 shares became exercisable on March 18, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on March 18 of each of 2009 and 2010.

(10) This option was granted on December 9, 2006. 15,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 15,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(11) This option was granted on July 9, 2007. 5,000 shares became exercisable on July 9, 2008. Assuming continued employment with the Company, 5,000 shares will become exercisable on July 9 of each of 2009, 2010, 2011 and 2012.

(12) This option was granted on August 15, 2007. 30,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 30,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

(13) This option was granted on June 13, 2005. 20,000 shares became exercisable on June 13, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on June 13 of each of 2009 and 2010.

(14) This option was granted on December 9, 2006. 20,000 shares became exercisable on December 9, 2007. Assuming continued employment with the Company, 20,000 shares will become exercisable on December 9 of each of 2008, 2009, 2010 and 2011.

(15) This option was granted on August 15, 2007. 40,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 40,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

(16) This option was granted on July 21, 2003. 1,500 shares became exercisable on July 21, 2008.

(17) This option was granted on July 30, 2004. 1,500 shares became exercisable on July 30, 2008. Assuming continued employment with the Company, the remaining 1,500 shares will become exercisable on July 30, 2009.

(18) This option was granted on September 13, 2005. 1,000 shares became exercisable on September 13, 2008. Assuming continued employment with the Company, 1,000 shares will become exercisable on September 13 of each of 2009 and 2010.

(19) This option was granted on August 15, 2006. 5,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 5,000 shares will become exercisable on August 15 of each of 2009, 2010 and 2011.

(20) This option was granted on June 14, 2007. 10,000 shares became exercisable on June 14, 2008. Assuming continued employment with the Company, 10,000 shares will become exercisable on June 14 of each of 2009, 2010, 2011 and 2012.

(21) This option was granted on August 15, 2007. 30,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 30,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

(22) This option was granted on July 21, 2003. 4,000 shares became exercisable on July 21, 2008.

(23) This option was granted on July 30, 2004. 4,000 shares became exercisable on July 30, 2008. Assuming continued employment with the Company, the remaining 4,000 shares will become exercisable on July 30, 2009.

(24) This option was granted on March 18, 2005. 20,000 shares became exercisable on March 18, 2008. Assuming continued employment with the Company, 20,000 shares will become exercisable on March 18 of each of 2009 and 2010.

(25) This option was granted on June 14, 2007. 10,000 shares became exercisable on June 14, 2008. Assuming continued employment with the Company, 10,000 shares will become exercisable on June 14 of each of 2009, 2010, 2011 and 2012.

(26) This option was granted on August 15, 2007. 30,000 shares became exercisable on August 15, 2008. Assuming continued employment with the Company, 30,000 shares will become exercisable on August 15 of each of 2009, 2010, 2011 and 2012.

Equity Awards to fund Mr. Deason's Supplemental Executive Retirement Agreement

As discussed in the section entitled "Certain Executive Arrangements" below, option grants were made to Mr. Deason to fund his Supplemental Executive Retirement Agreement, with the vesting and exercise dates matching the funding dates under the Supplemental Executive Retirement Agreement. For additional information regarding Mr. Deason's option grant that was exercised in October 2008, please see the section entitled "Certain Executive Arrangements" below. The following table shows all outstanding equity awards made for that purpose as of June 30, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Darwin Deason	150,000	—	—	$ 11.53125	10/8/08(1)(2)	—	—	—	—
	—	300,000	—	44.10	8/11/13(3)	—	—	—	—

(1) For additional information regarding the expiration of this option, please see the section entitled "Certain Executive Arrangements" below.

(2) This option was fully vested and exercisable as of June 30, 2007 and was exercised in full on October 2, 2008.

(3) This option will fully vest in connection with the termination of Mr. Deason's employment with the Company under the following circumstances: early or normal retirement, change of control of the Company, disability, death, or other reasons involving a resignation by Mr. Deason.

Option Exercises and Stock Vested as of June 30, 2008

The following table shows the number of employee stock options exercised and the gross value realized by the named executive officers during fiscal year 2008. The dollar value reflects the total pre-tax value realized by such officers (the Company's stock price at exercise minus the option's exercise price), not the grant-date fair value or recognized compensation expense disclosed elsewhere in this document. Value from these option exercises was only realized to the extent our stock price increased relative to the stock price at grant (exercise price). The options exercised were granted to the named executive officers during 2000 and thereafter. Consequently, the value realized by the executives upon exercise of the options was actually earned over a period of up to seven years.

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Darwin Deason	0	0	—	—
Lynn Blodgett	171,200	$ 4,176,712	—	—
John Rexford	80,000	$ 1,959,861	—	—
Tom Burlin	0	0	—	—
Kevin Kyser	15,000	$ 349,065	—	—
Tom Blodgett	0	0	—	—

The Company did not issue any stock awards to our named executive officers during fiscal year 2008.

Pension Benefits

The table below shows benefits payable to Mr. Deason under his Supplemental Executive Retirement Agreement as of June 30, 2008. ACS's other executive officers received no benefits in fiscal year 2008 from the Company under any defined benefit pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Darwin Deason	Supplemental Executive Retirement Agreement	8(1)	$ 8,998,087	0

(1) Service credits were achieved beginning on the effective date of the Supplemental Executive Retirement Agreement on December 1, 1998 through May 2005 at which point Mr. Deason's supplemental retirement benefit was capped at 56% of his final average compensation pursuant to the terms of the Supplemental Executive Retirement Agreement. Additional service since May 2005 will not increase Mr. Deason's benefit other than with respect to the calculation of his final average compensation under the Supplemental Executive Retirement Agreement.

Non-qualified Deferred Compensation

Certain of our named executive officers participate in a non-qualified deferred compensation plan, the ACS Supplemental Savings Plan. Under our ACS Supplemental Savings Plan, HCEs of ACS, including our named executive officers, are permitted to defer receipt of up to 85% of their base salary, bonus and/or commissions. We match 25% of the first 1% of eligible compensation per year that an employee contributes if he or she is enrolled in the ACS Savings Plan and his or her contributions to the ACS Savings Plan are "capped" by the Company.

The following table shows certain information for the named executive officers under the ACS Supplemental Savings Plan.

Non-qualified Deferred Compensation
For Fiscal Year 2008

Name	Executive Contributions in Fiscal Year 2008 ($)	Registrant Contributions in Fiscal Year 2008 ($)	Aggregate Earnings in Fiscal Year 2008 ($)	Aggregate Withdrawals/ Distributions In Fiscal Year 2008 ($)	Aggregate Balance at June 30, 2008($)
Darwin Deason	—	—	—	—	—
Lynn Blodgett	—	—	—	—	—
John Rexford	$ 25,000(1)	$ 1,250(2)	$ (9,923)	—	$ 93,821
Tom Burlin	—	—	—	—	—
Kevin Kyser	155,606(1)	805(2)	(13,329)	—	376,131
Tom Blodgett	97,996(1)	—	(21,442)	—	384,995

(1) The amount of Mr. Rexford's, Mr. Kyser's and Mr. Tom Blodgett's contribution consists of deferred salary earned in fiscal year 2008. These amounts are included in the Salary column of the Summary Compensation Table. In fiscal year 2007, Mr. Rexford's contributed $25,002 of deferred salary and that amount was included in the Salary column of the Summary Compensation Table for that fiscal year.

(2) Amount of the Company's matching contribution.

Post Termination Benefits

Change of Control Agreements

In fiscal year 2008, Lynn Blodgett, Tom Burlin, John Rexford, Kevin Kyser and Tom Blodgett had written change of control agreements for benefits that were due to them upon a change of control. As discussed in the section entitled "Certain Executive Arrangements — Mr. Lynn Blodgett's Amended and Restated Employment Agreement", Mr. Lynn Blodgett's change of control agreement has subsequently been replaced by his amended and restated employment agreement, effective as of May 1, 2008. As a result, Mr. Lynn Blodgett's benefits under his change of control agreement ceased to apply upon the adoption of his employment agreement. However, we have included a description of the change of control agreement since it was in place during much of fiscal year 2008. The change in control agreements for certain of the other executive officers remain in effect.

As defined in each of the change of control agreements, a change of control occurs if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees or a person or entity that holds 15% or more of our outstanding common stock on the date the particular change of control agreement was entered into) becomes the beneficial owner of 51% or more of our outstanding common stock; or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of the Board of Directors before the date specified in each respective change of control agreement, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office. Each named executive officer listed above is entitled to receive the severance benefit described below upon consummation of any change of control event.

Each of the change of control agreements provide for cash benefits payable to the executive as well as certain non cash benefits that the Company will be responsible for providing in the event of a change in control.

Each of Mr. Burlin's, Mr. Kyser's, Mr. Rexford's and Mr. Tom Blodgett's current change of control benefits include a lump sum payment equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the executive's bonus for the preceding fiscal year (or if employed for less than one year, the bonus the executive officer would have received if employed for all of the preceding fiscal year), plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Mr. Rexford's change of control benefits during the fiscal year ending June 30, 2008 included a lump sum payment, equal to (a) three times the sum of (i) the executive's per annum base salary, plus (ii) the sum of (y) the amount paid to the executive under his commission arrangement with the Company from December 1, 2006 through June 30, 2007, plus (z) the bonus the executive earned under the Company's Special Executive FY07 Bonus Plan (up to a maximum of $750,000), plus (b) the executive's target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year.

Under the change of control agreements, we will also (a) pay accrued but unpaid compensation and deferred compensation; (b) continue to provide for up to three years following the executive's termination of employment insurance benefits (medical, dental, life insurance, disability and accidental death and dismemberment) to the executive until the executive secures employment that provides replacement insurance and thereafter (subject to the three year limit) to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, (c) provide outplacement counseling assistance for one year; (d) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the five (5) year period following the change of control; and (e) credit the executive with three years of participation and age credit when determining any executive's eligibility for post-retirement benefits under any welfare benefit plan.

Each of these executives is also entitled to receive additional payments to compensate for the effect of excise taxes imposed under Section 4999 of the Internal Revenue Code and any interest or penalties associated with these excise taxes upon payments made by us for the benefit of the executive. Any excise tax gross up that may be owed by the Company to reimburse the executives for their actual excise tax liability would be determined based on the total change of control compensation, including, if applicable, the accelerated vesting of equity options held by the executives, and the amount of such options held at the change of control date, the exercise prices and vesting dates of each grant outstanding. Other significant variable factors which would affect the calculation of the excise tax gross up would be the actual change of control date, stock price paid upon the change of control, the determination of the future federal, state and local income tax rates applicable for the affected executives, and the actual terms and structure of the change of control transaction, such as valuation methodology for stock options, whether equity, stock and or options held by the executives may be cashed out, substituted for equity of the acquirer, substituted for options of the acquirer, or some combination of these.

If an excise tax is incurred by an executive, the tax gross up amount payable by the Company in cash to the executive is determined by the following formula:

(Tentative excise tax before gross up)

divided by

(one less the sum of all tax rates applicable to the executive, such as excise tax rate(s), federal income tax rate, Medicare tax rate, social security tax rate (only if the executive has not already exceeded the maximum wage base for the year of the change of control), state income tax rate, and any local income tax rates (e.g., city, county or other local taxing jurisdiction)).

Each of the change of control agreements may be terminated by us with one year advance written notice to the respective named executive officer; however, if a change of control is consummated prior to termination by us, these agreements will remain in effect for the time necessary to give effect to the terms of the agreements.

In addition, please refer to the discussion in the section entitled "Certain Executive Arrangements" below.

Change of Control and Termination Payments

Change of Control Benefits Payable at June 30, 2008

The table below includes (i) the estimated amounts of cash compensation and the estimated value of non cash benefits per the terms of the employment and change of control agreements, as well as the Supplemental Executive Retirement Agreement for Mr. Deason; (ii) the estimated excise tax amounts based on the cash and non cash benefits and the values attributable to the accelerated vesting of stock options under Rev. Proc. 2003-68; and (iii) the vesting of unvested stock options, assuming a change of control on June 30, 2008 (and the closing price of $53.49 for the Class A shares on that date).

Executive Officer	Cash Payment (before Tax Gross Up) ($) (a)	Value of Non Cash Benefits ($) (b)	Cash Payment for Tax Gross Up ($)	Vesting of Unvested Stock Options ($)	Total ($)
Darwin Deason (c)	$ 27,728,217	$ 273,483	$ 12,985,234	$ 2,817,000	$ 43,803,934
Lynn Blodgett	6,604,473	203,157	—	2,231,880	9,039,510
Tom Burlin	3,693,240	268,491	1,895,941	1,021,600	6,879,272
John Rexford	3,936,944	281,145	—	955,800	5,173,889
Kevin Kyser	2,604,774	264,969	1,389,927	577,755	4,837,425
Tom Blodgett	2,897,850	267,399	—	659,880	3,825,129
Total	$ 47,465,498	$ 1,558,644	$ 16,271,102	$ 8,263,915	$ 73,559,159

(a) The cash payment is principally composed of the base salary and bonus component, but also includes the cash payment for accrued but unpaid compensation, 401(k) deferred compensation and supplemental deferred compensation.

(b) The non cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

(c) Includes Supplemental Executive Retirement Agreement amount of $13,108,042 payable if a change of control occurred on June 30, 2008.

Termination Benefits Payable at June 30, 2008 for Involuntary Termination Without Cause, Termination By the Executive for Good Reason or Termination of Agreement

The table below includes (i) the estimated amount of cash compensation that would be paid to Mr. Deason under his Supplemental Executive Retirement Agreement (the "Agreement"), assuming that his employment terminated on June 30, 2008 for one of the following reasons: (a) normal or late retirement (as defined in the Agreement); (b) total and permanent disability (as defined in the Agreement); (c) death; (d) resignation for any reason not described in (a) through (c) or (e) termination by the Company for any reason other than cause (as defined in the Agreement); (ii) the estimated amount of cash compensation and the estimated value of non cash benefits per the terms of the employment agreement with Mr. Lynn Blodgett and the vesting of unvested stock options, assuming that his employment terminated on June 30, 2008, when the Company's stock closing price was $53.49 for one of the following reasons: (e) involuntary termination without cause; (f) termination by Mr. Lynn Blodgett for "good reason" (as defined in his employment agreement) or (g) the termination of his agreement; and (iii) the estimated amount of cash compensation, for the other executive officers, assuming that their employment was terminated on June 30, 2008 as a result of a "qualifying termination" (as defined below).

Executive Officer	Cash Payment ($)	Value of Non Cash Benefits ($) (d)	Vesting of Unvested Stock Options ($)	Total ($)
Darwin Deason (a)	$ 13,108,042	—	—	$ 13,108,042
Lynn Blodgett (b)	6,604,473	203,157	2,231,880	9,039,510
Tom Burlin (c)	88,119	—	—	88,119
John Rexford (c)	370,285	—	—	370,285
Kevin Kyser (c)	580,779	—	—	580,779
Tom Blodgett(c)	549,929	—	—	549,929
Total	$ 21,301,627	$203,157	$2,231,880	$ 23,736,664

(a) The cash payment is the Supplemental Executive Retirement Agreement amount of $13,108,042 payable if a termination occurred on June 30, 2008.

(b) The cash payment is composed of (i) any accrued but unpaid compensation; (ii) three times the base salary and bonus paid for the prior year; (iii) 401(k) deferred compensation and supplemental deferred compensation.

(c) The cash payment is composed of (i) amounts which could be received under the Company's Supplemental Unemployment Pay Plan (the "Plan") as described in the next sentence; and (ii) 401(k) deferred compensation (under the ACS Savings Plan) and supplemental deferred compensation. (under the ACS Supplemental Savings Plan). Under the Plan, full time US-based employees with at least one full year of service who are terminated because of a "qualifying termination" (as defined in the Plan) and who otherwise are not eligible for benefits upon the their termination of employment may receive two weeks of base pay (less any amounts from any state unemployment program for which the employee would be eligible) for each full year of service, subject to a maximum of ten weeks of base pay and their compliance with the conditions of the Plan. Messrs. Rexford, Kyser and Tom Blodgett would be eligible for ten weeks of base pay under the Plan and Mr. Burlin would be eligible for six weeks of base pay. These figures for the Plan assume no payments are received from any state unemployment program. In addition to payments under the Plan, Mr. Burlin, Mr. Rexford, Mr. Kyser and Mr. Tom Blodgett would be entitled to receive $30,427, $274,131, $517,317 and $468,198, respectively, in 401(k) deferred compensation under the ACS Savings Plan and supplemental deferred compensation under the ACS Supplemental Savings Plan upon termination. To the extent these executive officers are or were one of the named executive officers, their contributions to the ACS Savings Plan and the ACS Supplemental Savings Plan would be or would have been included in the Salary column of the Summary Compensation Table.

(d) The non cash benefits include an estimate for director's and officer's liability insurance, continued insurance benefits and outplacement counseling.

Termination Benefits Payable at June 30, 2008 for Involuntary Termination For Cause

None of the named executive officers would have been entitled to any cash compensation (other than accrued but unpaid compensation and 401(k) deferred compensation under the ACS Savings Plan and supplemental deferred compensation under the ACS Supplemental Savings Plan) if they were terminated for cause on June 30, 2008. Assuming that this had occurred on June 30, 2008, the named executive officers would have been entitled to receive the following amounts: Mr. Deason, $35,545; Mr. Lynn Blodgett, $28,846; Mr. Burlin, $30,427; Mr.. Rexford, $274,131; Mr. Kyser, $517,317 and Mr. Tom Blodgett, $468,198. To the extent these executive officers are or were one of the named executive officers, their contributions to the ACS Savings Plan and the ACS Supplemental Savings Plan would be or would have been included in the Salary column of the Summary Compensation Table.

Equity Compensation Plan Information

For a summary of certain information related to our stock option and employee stock purchase plans, please see Part II, Item 5 — "Market for our Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities" included in the Original Filing.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2007, the Compensation Committee was comprised solely of independent directors: Messrs. O'Neill, Kosberg and Holland (Mr. Holland was appointed to the Committee in January 2007). On November 21, 2007, Messrs. O'Neill, Kosberg and Holland resigned from the Board of Directors. On November 25, 2007 the Board of Directors appointed Messrs. Miller (Chairman), Krauss and Varasano to the Compensation Committee. On March 19, 2008, the Compensation Committee was reconstituted to consist of Messrs. Miller (Chairman), Sullivan and Varasano. No member of our Compensation Committee during fiscal year 2008, or currently, was an employee or officer or former employee or officer of the Company or any of its subsidiaries or had any interest in a transaction or relationship requiring disclosure under Item 404 of Regulation S-K promulgated by the SEC during fiscal year 2007. None of our executive officers served on the Board of Directors or on the compensation committee of any other entity, for which any executive officers of such other entity served either on our Board of Directors or on our Compensation Committee. For information on insider participation, see the section entitled "Certain Relationships and Related Transactions" below.

Director Compensation
For Fiscal Year 2008

The following table shows compensation information for our current non-employee directors for fiscal year 2008.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($) (2)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert Druskin	$ 19,500	—	$ 43,080	—	—	—	$ 62,580
Kurt R. Krauss	93,000	—	90,502	—	—	—	183,502
Ted B. Miller Jr.	85,500	—	90,502	—	—	—	176,002
Frank Varasano	91,500	—	90,502	—	—	—	182,002
Paul E. Sullivan	59,250	—	60,368	—	—	—	119,618

(1) This column reports the amount of cash compensation paid in fiscal year 2008 for Board and Committee service. This column includes fees paid to our non-employee directors for attending Board and Committee meetings (in person or telephonically), service as lead independent director, service as chair of one of the Committees of the Board, annual retainer, and participation in the Special Committee overseeing the internal investigation of our stock option grant practices.

(2) This column represents the dollar amount recognized for financial statement reporting purposes in 2008 fiscal year for the fair value of stock options previously granted to the directors. The fair value was estimated using the Black-Scholes option-pricing model in accordance with SFAS 123(R).

(3) The following directors had the following outstanding option awards at the end of fiscal year 2008 (June 30, 2008):

Director	Option Grant Date	Number of Option Shares Granted (a)	Grant Date Fair Value ($)
Robert Druskin	3/19/08	50,000	$47.43
Kurt R. Krauss	12/7/07	50,000	44.78
Ted B. Miller Jr.	12/7/07	50,000	44.78
Frank Varasano	12/7/07	50,000	44.78
Paul E. Sullivan	2/23/08	50,000	51.03

(a) 33-1/3% of such options vest and become exercisable on the first, second and third anniversary date of each grant, unless a "change of control" (as defined in the applicable plan) occurs and makes the options fully exercisable.

Our compensation program for non-employee directors is designed to attract and retain qualified directors by offering compensation that is competitive with other companies and recognizes the time, expertise and accountability required by Board service. The Board of Directors must approve any changes to the director compensation program. Directors who are employees of ACS receive no compensation for their services as a director.

In fiscal year 2008, our non-employee directors were eligible to receive the following compensation for their services:

Fiscal Year 2008	Compensation
• Independent Director Annual Retainer	$ 45,000
• Lead Independent Director Annual Retainer	$ 25,000
• Audit Committee Chair Annual Retainer	$ 15,000
• Nominating and Corporate Governance Committee Chair Annual Retainer	$ 5,000
• Compensation Committee Chair Annual Retainer	$ 5,000
• Board Meeting (in person)	$ 2,000
• Board Meeting (telephonic)	$ 1,000
• Audit Committee Meeting (in person)	$ 2,000
• Audit Committee Meeting (telephonic)	$ 1,000
• Special Committee Meetings (chair)	$ 15,000/month
• Special Committee Meetings	$ 10,000/month
• Annual Stock Option Grant	7,500 shares
• Initial Stock Option Grant	40,000 shares(a)

(a) Effective December 7, 2007, the initial stock option grant to newly appointed directors was increased to 50,000 shares of our Class A common stock.

Pursuant to our Executive Benefit Plan, directors are also eligible for reimbursement up to $1,000 annually for any physical examination for the director performed by a designated physician or other licensed physician of their choice.

Stock Ownership Guidelines

For information regarding the Company's guidelines for stock ownership by its directors and executive officers, see the section entitled "Stock Ownership Guidelines" earlier in this document.

Certain Executive Arrangements

Mr. Lynn Blodgett's Amended and Restated Employment Agreement

We entered into an amended and restated employment agreement with Mr. Lynn Blodgett effective as of May 1, 2008. The employment agreement, which was previously reviewed and approved by the Board of Directors and replaced an earlier agreement, has a term that currently ends on December 14, 2008, provided that the term will automatically be extended for an additional one year period, unless 30 days prior to December 14 of any year either Mr. Blodgett or the Board of Directors gives notice to the other party that they do not wish to extend the term. Further, under the employment agreement, Mr. Blodgett is eligible to receive a discretionary bonus as may be determined by the Board of Directors or Compensation Committee. Mr. Blodgett is also eligible to participate in the Company's 1997 Stock Plan and 2007 Equity Plan or any omnibus stock incentive or award plans adopted by the Company.

If we terminate Mr. Lynn Blodgett's employment without cause, as defined below, or if the employment agreement terminates, the Company will be required to pay Mr. Lynn Blodgett all of his accrued and unpaid base salary. In addition, the Company will pay Mr. Lynn Blodgett a lump sum severance payment equal to three times the sum of (i) his annual base salary, plus (ii) an amount equal to his discretionary bonus for the immediately preceding fiscal year. Further, any unvested stock options or other equity-based awards granted to Mr. Lynn Blodgett under the 1997 Stock Plan, the 2007 Equity Plan or any omnibus stock incentive or award plans adopted by the Company that are outstanding as of the date of such termination will become fully vested and non-forfeitable.

As used in Mr. Lynn Blodgett's employment agreement, cause means: (A) the willful and continued failure of executive to perform substantially all of his duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Mr. Lynn Blodgett by the Board of Directors which specifically identifies the manner in which the Board of Directors believes that he has not substantially performed his duties, or (B) the willful engaging by Mr. Lynn Blodgett in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

In the event Mr. Lynn Blodgett terminates his employment agreement for good reason (as defined below), he will be entitled to his accrued compensation and the same lump sum severance payment described above. The following events constitute good reason under Mr. Lynn Blodgett's employment agreement: (i) a change of control; (ii) Mr. Lynn Blodgett's removal from his position as Chief Executive Officer other than as result of a termination without cause, termination for cause, termination by executive without good reason, termination for disability, or termination for death; or (iii) the Company's failure to make a payment to Mr. Lynn Blodgett required under the employment agreement, if the breach is not cured within 20 days of the executive sending written notice to the Company.

Mr. Lynn Blodgett will be entitled to a change of control benefit, upon the consummation of any change in control (as defined below) in a lump sum equal to the greater of three times the sum of his per annum base salary, plus his bonus for the preceding fiscal year. In the event his employment with the Company is terminated by the Company without cause or by him for good reason within three days of a change in control, he would be entitled to receive the greater of (i) the amount described in the prior sentence or (ii) the amount he would be entitled to receive if he is terminated without cause or his employment terminates Further, any unvested stock options or other equity-based awards granted to Mr. Lynn Blodgett under the 1997 Stock Plan, the 2007 Equity Plan or any omnibus stock incentive or award plans adopted by the Company that are outstanding as of the date of such change in control will become fully vested and non-forfeitable.

A change of control will occur if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 51% or more of our outstanding common stock; or (v) during any period of 24 consecutive months there is a turnover of a majority of the Board. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since January 1, 2004, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, and (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office.

If Mr. Lynn Blodgett is terminated without cause, terminates his employment for good reason or is terminated because of a disability or if the agreement terminates, the Company will also be required to pay the cost of his continuation coverage under COBRA until the earlier of 12 months from the date of his termination or the date that he becomes employed by another employer.

In order to receive the severance payment described above, Mr. Lynn Blodgett will be required to execute a separation agreement and general release of claims that is acceptable to the Company.

Under his employment agreement, Mr. Blodgett is also entitled to receive the same excise tax gross-up benefit as in the change of control agreements described in the section entitled "Change of Control and Termination Payments — Change of Control Benefits Payable at June 30, 2008" below.

Mr. Deason's Amended Employment Agreement

We initially entered into an employment agreement with Mr. Deason effective as of February 16, 1999. On December 7, 2007, the employment agreement was amended by the Company and Mr. Deason in order to remove certain exclusive governance rights previously held by Mr. Deason, including his right to recommend to the Compensation Committee, salary, bonus, stock option and other compensation matters for our President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Executive Vice Presidents, General Counsel, Secretary and Treasurer and his right to appoint certain officers and recommend directors for election or removal from the Board of Directors. The agreement now provides that the Compensation Committee will consult with Mr. Deason in determining the compensation policies of the Company and the compensation of the Company's executive officers.

The employment agreement has a term that currently ends on May 18, 2013, provided that such term will automatically be extended for an additional year on May 18 of each year, unless 30 days prior to May 18 of any year Mr. Deason gives notice to us that he does not wish to extend the term or our Board of Directors, upon a unanimous vote of the directors, except for Mr. Deason, gives notice to Mr. Deason that it does not wish to extend the term. The employment agreement provides for a base salary of $525,000 with annual adjustments to Mr. Deason's base salary by a percentage equal to the average percentage adjustments to the annual salaries of our top five executive officers (excluding promotions). The employment agreement also provides for an annual bonus based on the achievement of financial goals set for Mr. Deason by the Compensation Committee. This bonus can be up to 250% of Mr. Deason's base salary for that year, or at the discretion of the Compensation Committee, a greater percentage, which is consistent with the bonus percentage Mr. Deason has been eligible to receive since 1996.

Under the employment agreement, Mr. Deason will be entitled to a payment if: (i) we undergo a consolidation or merger in which we are not the surviving company or in which our common stock is converted into cash, securities or other property such that holders of our common stock do not have the same proportionate ownership of the surviving company's common stock as they held of our common stock prior to the merger or consolidation; (ii) we sell, lease or transfer all or substantially all of our assets to a company in which we own less than 80% of the outstanding voting securities; (iii) we adopt or implement a plan or proposal for our liquidation; (iv) if a person or entity (other than one or more trusts established by us for the benefit of our employees) becomes the beneficial owner of 20% or more of our outstanding common stock; or (v) if during any period of 24 consecutive months there is a turnover of a majority of the Board of Directors. Excluded from the determination of the turnover of directors are: (i) those directors who are replaced by new directors who are approved by a vote of at least a majority of the directors (continuing director) who have been a member of our Board of Directors since February 1, 1999, (ii) a member of the Board of Directors who succeeds an otherwise continuing director and who was elected, or nominated for election by our stockholders, by a majority of the continuing directors then still in office, (iii) any director elected, or nominated for election by our stockholders to fill any vacancy or newly created directorship by a majority of the continuing directors still in office, and (iv) a member of the Board of Directors who succeeds an otherwise continuing director and who was selected and appointed by Mr. Deason to fill the unexpired term of a director who, because such person is no longer an officer of the Company, is no longer on the Board of Directors.

The benefit to be received by Mr. Deason upon a change of control event includes a lump sum payment, equal to (a) the number of years (including partial years) remaining under his employment agreement times the sum of (i) his per annum base salary at the time of the change of control, plus (ii) the greater of (x) his bonus for the immediately preceding fiscal year or (y) the average of his bonus for the immediately preceding two fiscal years, plus (b) his target bonus for the then-current fiscal year, pro rated to reflect the number of days the executive was employed by us in that fiscal year. Among other things, the employment agreement also provides that we will, (a) for up to three years following Mr. Deason's termination of employment, continue to (i) provide insurance (medical, dental, life insurance, disability and accidental death and dismemberment) benefits to the executive at the highest level of coverage provided to Mr. Deason prior to the change of control until the executive secures employment that provides replacement insurance and (ii) provide insurance benefits to the executive to the extent any new insurance the executive receives from a subsequent employer does not cover a pre-existing condition, and (b) provide outplacement counseling assistance and (c) maintain director's and officer's liability insurance on behalf of the executive, at the level in effect immediately prior to the change of control, for the three (3) year period following the change of control, and throughout the period of any applicable statute of limitations. Under the employment agreement, we will also pay accrued but unpaid compensation and deferred compensation upon termination of employment. Also, when determining Mr. Deason's eligibility for post-retirement benefits under any welfare benefit plan, he will be credited with three years of participation and age credit. Mr. Deason will also become vested in the benefits provided under any Company retirement or successor plan (in addition to any benefits under Mr. Deason's Supplemental Executive Retirement Agreement).

Under his employment agreement, Mr. Deason is entitled to receive the same excise tax gross-up benefit as in the change of control agreements described in the section entitled "Change of Control and Termination Payments — Change of Control Benefits Payable at June 30, 2008" below.

Mr. Deason's Voting Agreement

During fiscal year 2006 the Board of Directors authorized a modified "Dutch Auction" tender offer (the "Tender Offer") to purchase up to 55.5 million shares of our Class A common stock. That Tender Offer was completed in March 2006 and 7.4 million shares of Class A common stock were purchased in the Tender Offer. In connection with the Tender Offer, Mr. Deason entered into a Voting Agreement with the Company dated February 9, 2006 (the "Voting Agreement") in which he agreed to limit his ability to cause the additional voting power he would hold as a result of the Tender Offer to affect the outcome of any matter submitted to the vote of the stockholders of the Company after consummation of the Tender Offer.

On December 7, 2007, the Board of the Directors approved an amendment of the Voting Agreement, to provide that Mr. Deason's voting power with respect to 1,989,864 shares of Class A common stock and 6,599,372 shares of Class B common stock held by him as of December 7, 2007, would not exceed 45% as a result of share repurchases by the Company pursuant to the Company's share repurchase program. Other than as expressly set forth in the Voting Agreement, Mr. Deason continues to have the power to exercise all rights attached to the shares he owns, including the right to dispose of his shares and the right to receive any distributions thereon.

The Voting Agreement will terminate on the earliest of (i) the mutual agreement of the Company (authorized by not less than a majority of the vote of the then independent and disinterested directors) and Mr. Deason, (ii) the date on which Mr. Deason ceases to hold any Excess Voting Power, as calculated in the Voting Agreement, or (iii) the date on which all Class B shares are converted into Class A shares.

Mr. Deason and a special committee of the Board of Directors have not reached an agreement regarding the fair compensation to be paid to Mr. Deason for entering into the Voting Agreement. However, whether or not Mr. Deason and our special committee are able to reach agreement on compensation to be paid to Mr. Deason, the Voting Agreement will remain in effect.

This summary of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 99.1 to our Current Report on Form 8-K filed December 10, 2007.

Mr. Deason's Supplemental Executive Retirement Agreement

We entered into a Supplemental Executive Retirement Agreement with Mr. Deason in December 1998, which was amended in August 2003 to conform the normal retirement date specified therein to our fiscal year end next succeeding the termination of the employment agreement between Mr. Deason and us. The normal retirement date under the Supplemental Executive Retirement Agreement was subsequently amended in June 2005 to conform to the termination date of the employment agreement with the exception of the determination of any amount deferred in taxable years prior to January 1, 2005 for purposes of applying the provisions of the American Jobs Creation Act of 2004 and the regulations and interpretive guidance published pursuant thereto (the "AJCA"). Pursuant to the Supplemental Executive Retirement Agreement, which was reviewed and approved by the Board of Directors, Mr. Deason will receive a benefit upon the occurrence of events described below equal to an actuarially calculated amount based on a percentage of his average monthly compensation determined by his monthly compensation during the highest 36 consecutive calendar months from among the 120 consecutive calendar months ending on the earlier of his termination of employment or his normal retirement date. The amount of this benefit payable by us is expected to be offset by the value of particular options granted to Mr. Deason (including 150,000 shares covered by options granted in October 1998 with an exercise price of $11.53 per share, which were exercised in full on October 2, 2008, and 300,000 shares granted in August 2003 with an exercise price of $44.10 per share).

To the extent that we determine that our estimated actuarial liability under the Supplemental Executive Retirement Agreement exceeds the "in the money" value of such options, such deficiency would be reflected in our results of operations as of the date of such determination. In the event that the value of the remaining options granted to Mr. Deason exceeds the benefit, the excess benefit will accrue to Mr. Deason and we will have no further obligation under the Supplemental Executive Retirement Agreement.

If the payment is caused by a change of control and at such time Mr. Deason would be subject to an excise tax under Section 4999 of the Internal Revenue Code with respect to the benefit, the amount of the benefit will be grossed-up to offset this tax. The percentage applied to the average monthly compensation is 56% for benefit determinations made on or any time after May 18, 2005. The events triggering the benefit are retirement, total and permanent disability, death, resignation, and change of control or termination for any reason other than cause. The benefit will be paid in a lump sum or, at the election of Mr. Deason, in monthly installments over a period not to exceed 10 years.

We estimated, as of June 30, 2008, that our obligation with respect to Mr. Deason under the Supplemental Executive Retirement Agreement was approximately $9.0 million and that the value (the excess of the market price over the option exercise price) of the options at June 30, 2008 was $9.1 million. The options for 150,000 shares were exercised in full on October 2, 2008, six days before their expiration, when the price of our stock was $48.77.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of October 6, 2008, certain information with respect to the shares of Class A common stock and Class B common stock beneficially owned by (i) stockholders known to us to own more than 5% of the outstanding shares of such classes, (ii) each of our directors and named executive officers, and (iii) all of our executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership of Class A Common Stock	Percent of Total Shares of Class A Common Stock Owned Beneficially	Amount and Nature of Beneficial Ownership of Class B Common Stock	Percent of Total Shares of Class B Common Stock Owned Beneficially	Percent of Total Shares of Class A and Class B Common Stock Owned Beneficially	Percent of Total Voting Power Owned Beneficially (1)
BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK						
Pzena Investment Mgmt. (2) 120 West 45th Street, 20th Floor New York, NY 10036	8,969,292	9.9%	*	*	9.2%	5.7%
Oppenheimer Funds (3) 6803 South Tucson Way Centennial, CO 80112	7,885,465	8.7%	*	*	8.1%	5.0%
FMR Corp. (4) 82 Devonshire Street Boston, MA 02109	5,033,176	5.5%	*	*	5.1%	3.2%
Darwin Deason (5)	2,740,364	3.0%	6,599,372	100%	9.5%	43.6%
Lynn Blodgett (6)	499,300	*	*	*	*	*
John Rexford (7)	185,525	*	*	*	*	*
Tom Burlin (8)	121,100	*	*	*	*	*
Kevin Kyser (9)	72,921	*	*	*	*	*
Tom Blodgett (10)	142,420	*	*	*	*	*
Robert Druskin	0	*	*	*	*	*
Kurt R. Krauss (11)	2,500	*	*	*	*	*
Ted B. Miller Jr	10,000	*	*	*	*	*
Frank Varasano (12)	4,400	*	*	*	*	*
Paul E. Sullivan	4,500	*	*	*	*	*
All Current Executive Officers and Directors as a Group (18 persons) (13)	3,996,544	4.3%	6,599,372	100%	10.7%	44.1%

* Less than 1%

(1) In calculating the percent of total voting power, the voting power of shares of Class A common stock (one vote per share) and Class B common stock (ten votes per share) are aggregated. As of October 6, 2008, there were 90,951,472 shares of Class A common stock and 6,599,372 shares of Class B common stock issued (excluding 21,001,929 shares of Class A common stock held as treasury shares).

(2) Based on filings by the stockholder with the Securities and Exchange Commission dated February 29, 2008. Such stockholder has indicated that it has sole voting power with respect to 6,929,779 shares and no voting power with respect to the remaining shares and sole investment power with respect to all shares.

(3) Based on filings by the stockholder with the Securities and Exchange Commission dated February 4, 2008. Such stockholder has indicated that it has sole voting power with respect to no shares and shared voting power with respect to the remaining shares and shared investment power with respect to all shares.

(4) Based on filings by the stockholder with the Securities and Exchange Commission dated February 14, 2008. Such stockholder has indicated that it has sole voting power with respect to 392,569 shares and no voting power with respect to the remaining shares and sole investment power with respect to all shares.

(5) The shares of our Class A common stock noted in the table include 600,000 shares of Class A common stock which are not outstanding but are subject to options exercisable within 60 days of October 6, 2008; and 7,470 shares owned by Mr. Deason

through the ACS Employee Stock Purchase Plan. See discussion of Mr. Deason's voting rights in the section entitled "Deason Voting Agreement" below. As of October 6, 2008, Mr. Deason had also pledged 1,802,894 of his Class A shares to three financial institutions.

(6) Includes 495,800 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of October 6, 2008.

(7) Includes 180,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of October 6, 2008; 2,104 shares of Class A common stock owned through the ACS 401(k) Plan; 921 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan; and 2,500 shares of Class A common stock owned through an individual retirement account.

(8) Includes 120,000 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of October 6, 2008.

(9) Includes 71,500 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of October 6, 2008; 921 shares of Class A common stock owned through the ACS 401(k) Plan; and 200 shares of Class A common stock owned through an individual retirement account.

(10) Includes 140,800 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of October 6, 2008; 1,301 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan, and 319 shares of Class A common stock owned through the ACS.401(k) Plan.

(11) Includes 2,500 shares of Class A common stock owned through an individual retirement account.

(12) Includes 2,200 shares of Class A common stock owned through an individual retirement account.

(13) Includes 1,818,300 shares of Class A common stock, which are not outstanding, but are subject to options exercisable within sixty days of October 6, 2008; 3,875 shares of Class A common stock owned through the ACS 401(k) plan; 11,475 shares of Class A common stock owned through the ACS Employee Stock Purchase Plan and 7,400 shares of Class A common stock owned through individual retirement accounts.

Equity Compensation Plan Information

Information regarding our securities authorized for issuance under equity compensation plans is included in Item 5 of Part II of the Original Filing.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions" in Item 7 of Part II of the Original Filing.

We currently have approximately 65,000 people supporting client operations and recruit qualified candidates for our employment needs. Relatives of our executive officers and other employees are eligible for hire by the Company. We currently have six employees who receive more than $120,000 in annual compensation (salary, bonus and commission) who are related to our current executive officers, including executive officers who are also directors, as of June 30, 2008. These are routine employment arrangements entered into in the ordinary course of business and the compensation of each such family member is commensurate with that of their peers. All of these family members are at levels below senior vice president except Thomas Blodgett who reports to Tom Burlin, our Chief Operating Officer, and is the brother of our President and Chief Executive Officer, Lynn Blodgett, and Tas Panos, who reports to our President and Chief Executive Officer, and is the brother-in-law of our Chairman of the Board of Directors, Darwin Deason. Tas Panos is employed as Executive Vice President, General Counsel and Secretary, earned $413,180 in base salary and bonus compensation during fiscal year 2008 and was granted options to purchase 140,000 shares of our Class A common stock during fiscal year 2008. The annual base salaries for the remaining four employees range from approximately $132,000 to $249,999.

On May 22, 2008, the Board of Directors adopted a formal written policy regarding the review, approval or ratification of related party transactions under which the Company is to provide to the Board of Directors for their review, and to disclose in its public filings, all related party transactions that are required to be disclosed under Item 404(a) of Regulation S-K.

Please see the information under the caption "Corporate Governance" in Item 10 of this Part III for information regarding director independence.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Independent Registered Public Accounting Firm's Fees

Fees for professional services provided by PricewaterhouseCoopers LLP, our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows (in thousands):

	2008	2007
Audit Fees	$ 4,484	$ 5,142
Audit-Related Fees	147	136
Tax Fees	55	93
All Other Fees	52	53
Total Fees	$ 4,738	$ 5,424

Audit Fees include fees for assistance with and review of documents filed with the SEC, including our annual and interim financial statements and required consents. Audit Fees also include fees (i) for the audit of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and (ii) related to our internal investigation into our stock option grant practices. Audit-Related Fees include fees for accounting consulting services and matters related to mergers, acquisitions and divestitures. Tax Fees include fees for tax consulting and tax compliance and preparation work. All Other Fees include fees for research tools.

All audit and non-audit services provided to us by our independent registered public accounting firm are required to be pre-approved by the Audit Committee in accordance with the policies and procedures set forth in our current Audit Committee Charter. The Audit Committee or the Chairman of the Audit Committee has approved all of our independent registered public accounting firm's engagements and fiscal year 2008 and 2007 fees presented above pursuant to its pre-approval policy.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents have been filed as part of this report.

1. None.

2. None.

3. Exhibits:

31.2 — Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated October 24, 2008.

31.4 — Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated October 24, 2008.

32.2 — Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated October

24, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed".

32.4 — Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated October 24, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed".

(c) Not applicable.

(d) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this Report to be signed on our behalf by the undersigned thereunto duly authorized representative.

Affiliated Computer Services, Inc.

Date: October 24, 2008

By: /s/ Kevin Kyser
Kevin Kyser
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 24th day of October, 2008.

Signature	Title
/s/ Darwin Deason (Darwin Deason)	Director, Chairman of the Board
/s/ Lynn R. Blodgett (Lynn R. Blodgett)	Director, President and Chief Executive Officer
/s/ Kevin Kyser (Kevin Kyser)	Executive Vice President and Chief Financial Officer
/s/ Laura Rossi (Laura Rossi)	Senior Vice President and Chief Accounting Officer
/s/ Kurt R. Krauss (Kurt R. Krauss)	Director
/s/ Ted B. Miller Jr. (Ted B. Miller Jr.)	Director
/s/ Frank Varasano (Frank Varasano)	Director
/s/ Paul E. Sullivan (Paul E. Sullivan)	Director
/s/ Robert Druskin (Robert Druskin)	Director

Index to Exhibits

Exhibit Number	Exhibit Name
2.1	Stock Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Corporation and Affiliated Computer Services, Inc. (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.2	Asset Purchase Agreement, dated as of July 31, 2003 between Lockheed Martin Service, Inc. and Affiliated Computer Services, Inc. (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q, filed November 14, 2003 and incorporated herein by reference).
2.3	Purchase Agreement, dated as of March 15, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed March 17, 2005 and incorporated herein by reference).
2.4	Amendment No. 1 to Purchase Agreement, dated as of May 25, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed June 1, 2005 and incorporated herein by reference).
2.5	Amendment No. 2 to Purchase Agreement, dated as of November 11, 2005, among Mellon Financial Corporation, Mellon Consultants European Holdings Limited, Affiliated Computer Services, Inc., ACS Business Process Solutions Limited and Affiliated Computer Services of Germany GmbH (filed as Exhibit 2.1 to our Current Report on Form 8-K, filed November 16, 2005 and incorporated herein by reference).
3.1	Certificate of Incorporation of Affiliated Computer Services, Inc. (filed as Exhibit 3.1 to our Registration Statement on Form S-3, filed March 30, 2001, File No. 333-58038 and incorporated herein by reference).
3.2	Certificate of Correction to Certificate of Amendment of Affiliated Computer Services, Inc., dated August 30, 2001 (filed as Exhibit 3.2 to our Annual Report on Form 10-K, filed September 17, 2003 and incorporated herein by reference).
3.3	Certificate of Elimination of the Series A Cumulative Redeemable Preferred Stock of Affiliated Computer Services, Inc. dated August 20, 2001 (filed as Exhibit 4.3 to our Registration Statement on Form S-8, File No. 333-42385, filed June 13, 2007 and incorporated herein by reference).
3.4	Bylaws of Affiliated Computer Services, Inc., as amended and in effect on August 21, 2008 (filed as Exhibit 3.2 to our Current Report on Form 8-K, filed August 27, 2008 and incorporated herein by reference).
4.1	Form of New Class A Common Stock Certificate (filed as Exhibit 4.3 to our Registration Statement on Form S-1, filed May 26, 1994, File No. 33-79394 and incorporated herein by reference).
4.2	Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee (filed as Exhibit 4.1 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.3	First Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 4.70% Senior Notes due 2010 (filed as Exhibit 4.2 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.4	Second Supplemental Indenture, dated as of June 6, 2005, by and between Affiliated Computer Services, Inc. as Issuer and The Bank of New York Trust Company, N.A. as Trustee, relating to our 5.20% Senior Notes due 2015 (filed as Exhibit 4.3 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.5	Specimen Note for 4.70% Senior Notes due 2010 (filed as Exhibit 4.4 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
4.6	Specimen Note for 5.20% Senior Notes due 2015 (filed as Exhibit 4.5 to our Current Report on Form 8-K, filed June 6, 2005 and incorporated herein by reference).
9.1	Voting Agreement, as amended December 7, 2007, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 99.1 to our Current Report on Form 8-K filed December 10, 2007 and incorporated herein by reference).

Index to Exhibits

Exhibit Number	Exhibit Name
10.1†	1997 Stock Incentive Plan of the Company (filed as Appendix D to our Joint Proxy Statement on Schedule 14A, filed November 14, 1997 and incorporated herein by reference).
10.2†	Amendment No.1 to Affiliated Computer Services, Inc. 1997 Stock Incentive Plan, dated as of October 28, 2004 (filed as Exhibit 4.6 to our Registration Statement on Form S-8, filed December 6, 2005 and incorporated herein by reference).
10.3†	2007 Equity Incentive Plan of the Company (filed as Appendix C to our Proxy Statement on Schedule 14A, filed April 30, 2007 and incorporated herein by reference).
10.4†	Form of Directors Indemnification Agreement (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 5, 2008 and incorporated herein by reference).
10.5†	Form of Change in Control Agreement, dated as of June 9, 2008 (June 6, 2008, in the case of Ann Vezina), by and between Affiliated Computer Services, Inc. and each of Tom Burlin, Kevin Kyser, Tom Blodgett and Ann Vezina (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed June 11, 2008 and incorporated herein by reference).
10.6†	Change in Control Agreement, dated as of June 9, 2008, by and between Affiliated Computer Services, Inc. and John Rexford (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed June 11, 2008 and incorporated herein by reference).
10.7†	Supplemental Executive Retirement Agreement, dated as of December 15, 1998, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.13 to our Annual Report on Form 10-K, filed September 29, 1999 and incorporated herein by reference).
10.8†	Amendment to Supplemental Executive Retirement Agreement, dated as of November 13, 2003, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q, filed February 17, 2004 and incorporated herein by reference).
10.9†	Amendment No. 2 to Supplemental Executive Retirement Agreement, dated as of June 30, 2005, by and between Affiliated Computer Services, Inc. and Darwin Deason (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 1, 2005 and incorporated herein by reference).
10.10†	Amended and Restated Executive Employment Agreement, effective as of May 1, 2008, by and between Affiliated Computer Services, Inc. and Lynn Blodgett (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed June 11, 2008 and incorporated herein by reference).
10.11†	Employment Agreement, as amended December 7, 2007, between the Company and Darwin Deason (filed as Exhibit 99.2 to our Current Report on Form 8-K, filed December 10, 2007 and incorporated herein by reference).
10.12†	Affiliated Computer Services, Inc. 401(k) Supplemental Plan, effective as of July 1, 2000, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2004 and incorporated herein by reference).
10.13†	Affiliated Computer Services, Inc. Executive Benefit Plan, effective as of January 1, 2002, as amended (filed as Exhibit 10.15 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.14†	Form of Stock Option Agreement (filed as Exhibit 10.17 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.15†	Form of Stock Option Agreement (UK grant) (filed as Exhibit 10.18 to our Annual Report on Form 10-K, filed September 13, 2005 and incorporated herein by reference).
10.16†	Form of Stock Option Agreement (Switzerland, Canton of Fribourg) (filed as Exhibit 10.8 to our Quarterly Report on Form 10-Q filed May 16, 2006 and incorporated herein by reference.
10.17†	Form of Stock Option Agreement (Switzerland, Cantons of Aargau, Basel-Landschaft, Bern & Zurich) (filed as Exhibit 10.9 to our Quarterly Report on Form 10-Q filed May 16, 2006 and incorporated herein by reference.
10.18†	1997 Stock Incentive Plan for Employees in France (filed as Exhibit 10.35 to our Annual Report on Form 10-K filed January 23, 2007 and incorporated herein by reference).
10.19†	Form of Stock Option Agreement (France) (filed as Exhibit 10.36 to our Annual Report on Form 10-K filed January 23, 2007 and incorporated herein by reference).
10.20†*	Form of Stock Option Agreement (Canada, other than Quebec).

Index to Exhibits

Exhibit Number	Exhibit Name
10.21†*	Form of Stock Option Agreement (Quebec).
10.22†*	Form of Stock Option Agreement (Germany).
10.23†	Agreement, dated as of September 30, 2005, between Affiliated Computer Services, Inc. and Jeffrey A. Rich (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed October 3, 2005 and incorporated herein by reference).
10.24	Credit Agreement, dated March 20, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, Citicorp USA, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger and Book Runner, and various other agents, lenders and issuers (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.25	Amendment No. 1 to Credit Agreement dated as of March 30, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.24 to our Annual Report on Form 10-K, filed January 23, 2007 and incorporated herein by reference).
10.26	Amendment No. 2 to Credit Agreement dated as of July 6, 2006, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto, as Borrowers, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.27	Amendment No. 3, Consent and Waiver to Credit Agreement, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed September 28, 2006 and incorporated herein by reference).
10.28	Amendment No. 4, Consent and Waiver to Credit Agreement, by and among Affiliated Computer Services, Inc., and certain subsidiary parties thereto and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed December 22, 2006 and incorporated herein by reference).
10.29	Pledge and Security Agreement, dated March 20, 2006, by and among Affiliated Computer Services and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.30	Deed of Assignment, dated March 20, 2006, by and among the companies listed on Schedule thereto, as Assignors, and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.31	Assignment of Receivables, dated March 20, 2006, by and among the entities listed in Schedule 1 thereto, as Assignors, and Citicorp USA, Inc. as Security Agent (filed as Exhibit 10.4 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.32	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Shares in Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.5 on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.33	Agreement and Deed of the Creation of a First Ranking Right of Pledge of Receivables of Affiliated Computer Services International B.V., dated March 20, 2006 (filed as Exhibit 10.6 to our Current Report on Form 8-K, filed March 21, 2006 and incorporated herein by reference).
10.34	Affirmation of Liens and Guaranties, dated as of July 6, 2006, by and among Affiliated Computer Services, Inc. and certain of its subsidiaries, and Citicorp USA, Inc., as Administrative Agent (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.35	Confirmation Deed, dated as of July 6, 2006, by and among the entities listed on the Schedule thereto and Citicorp USA, Inc., as Security Agent (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed July 7, 2006 and incorporated herein by reference).
10.36	Engagement Letter between Rich Capital, LLC and Affiliated Computer Services, Inc. dated June 9, 2006 (filed as Exhibit 10.1 on Form 8-K, filed June 12, 2006 and incorporated herein by reference).
10.37	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Mark A. King (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
10.38	Separation Agreement dated as of November 26, 2006 between Affiliated Computer Services, Inc. and Warren D.

Index to Exhibits

Exhibit Number	Exhibit Name
	Edwards (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed November 27, 2006 and incorporated herein by reference).
21.1*	Subsidiaries of the Company.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Value Incorporated.
31.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated August 28, 2008.
31.2**	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated October 24, 2008.
31.3*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated August 28, 2008.
31.4**	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, dated October 24, 2008.
32.1*	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated August 28, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
32.2**	Certification of Chief Executive Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated October 24, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
32.3*	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated August 28, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."
32.4**	Certification of Chief Financial Officer of Affiliated Computer Services, Inc. pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended and Section 1350 of Chapter 63 of Title 18 of the United States Code, dated October 24, 2008. Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this Exhibit is furnished to the SEC and shall not be deemed to be "filed."

* Filed with the Original Report
** Filed with this Form 10-K/A
† Management contract or compensation plan or arrangement

Corporate Information

Corporate Headquarters
Affiliated Computer Services, Inc. (ACS)
2828 North Haskell
Dallas, Texas 75204
214.841.6111
www.acs-inc.com

Annual Meeting
The Annual Meeting of Affiliated Computer Services, Inc. will be held May 28, 2009
11:00 a.m. CDT, at:
Cityplace Conference Center
2711 North Haskell
Dallas, Texas 75204

Form 10-K
Copies of Affiliated Computer Services, Inc.'s annual report to the Securities and Exchange Commission on Form 10-K may be obtained without cost by request from ACS
Attention: Investor Relations, or on the Company's Web site at www.acs-inc.com.

Common Stock
The Company's Class A common stock is traded on the New York Stock Exchange under the trading symbol "ACS."

Transfer Agent for Common Stock
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
212.936.5100

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas, Texas 75201

Stockholder Information
Affiliated Computer Services, Inc.
Investor Relations
2828 North Haskell
Dallas, Texas 75204
214.841.8281